Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com


UNIVAR


06018703

November 15, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,



Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
NOV 2 2006
WASH. D.C.
190
SECTION




PROCESSING
RECEIVED
SEC MAIL
SECTION
190

ATTACHMENT 1

Univar N.V. Disclosures



Tab 1. 2006 Fiscal Year

a. Press Release: Randy Craddock Appointed President of Univar Canada, Dated January 3, 2006
b. Presentation: Univar N.V. Full-Year 2005 Financial Results, Dated March 16, 2006
c. Press Release: Univar's Supervisory Board Nominates New Member, Dated March 16, 2006
d. Press Release: Univar Reports Improved FY 2005 Results: Net Income Available to Common Shareholders
e. Increases 39.7% to USD 123.5 Million, Dated March 16, 2006
f. Press Release: Univar Announces USD 50 Million Share Buy Back, Dated April 3, 2006
g. Press Release: Univar Completes Share Buy Back, Dated April 4, 2006
h. Press Release: Univar Purchases Spanish Chemical Distributor, Dated April 7. 2006
i. Annual Report
j. Press Release: Univar Reports First-Quarter 2006 Results: Sales Increase of 8.9%, EBIT Growth of 19.1% and EPS Improvement of 17.8%, Dated May 4, 2006
k. Rules of the Supervisory Board of N.V., Dated May 9, 2006
l. Annual General Meeting of Shareholders of Univar N.V., Dated May 10, 2006
m. Minutes of Annual General Meeting of Shareholders of Univar N.V., Dated May 10, 2006
n. Resignation Rota for Members of the Supervisory Board, Dated May 10, 2006
o. Presentation: Univar N.V. Annual General Meeting: Solid Revenue Growth and Well-Managed Operating Expenses Accelerate Earnings Growth in 2005, Dated May 10, 2006
p. Press Release: Univar Reports Results of AGM, Dated May 10, 2006
q. Annual Disclosure Document, Dated May 24, 2006
r. Presentation: Univar N.V. First-Half 2006 Results, Dated August 10, 2006
s. Press Release: Univar Reports First-Half 2006 Results: Sales Up 8.4% to USD 3,395.4 Million, Net Income Increased 11.2% to USD 70.3 Million, Dated August 10, 2006
t. Press Release: Univar Acquires Chinese Chemical Distributor, Dated October 4, 2006
u. Press Release: Univar Purchases Italian Chemical Distributor, Dated October 27, 2006
v. Press Release: Univar Reports Third-Quarter, Nine-Months 2006 Results: Third Quarter Sales Increase of 14.1%, EBIT Growth of 25.1% and EPS Improvement of 24.4%, Dated November 2, 2006

Tab 2. 2005 Fiscal Year

a. Press Release: Univar To Report Improved FY 2004 Results: Net Income Available to Common Shareholders to Approximate USD 65 Million, Dated February 18, 2005
b. Press Release: Redemption of Univar's Cumulative Financing Preference Shares Effective, Dated February 22, 2005
c. Press Release: Univar's Supervisory Board Nominates New Member, Re-Nominates Current Member, Dated March 17, 2005
d. Press Release: Univar Reports Improved FY 2004 Results: Sales USD 5,284.2 Million, Net Income Available to Common Shareholders USD 65.2 Million, Dated March 17, 2005
e. Presentation: Univar N.V. Full-Year 2004 Financial Results, Dated March 17, 2005
f 2004 Annual Report
g. Press Release: Univar Presents Financial Information Prepared In Accordance With International Reporting Standards, Dated April 6, 2005
h. Press Release: Univar Reports First-Quarter 2005 Results: Sales Increase of 16.6%, EBIT Growth of 36.5% and Net Income Improvement of 49.2%, Dated April 28, 2005

i. Annual General Meeting of Shareholders of Univar N.V., Dated May 3, 2005
j. Minutes of Annual General Meeting of Shareholders of Univar N.V., Dated May 3, 2005
k. Rules of the Executive Board of Univar N.V.
l. Rules of the Supervisory Board of Univar N.V.
m. Summary of Executive Board Member Employment Agreements
n. Remuneration Policy
o. Univar N.V. Remuneration Committee 2004 Remuneration Report
p. Univar N.V. Rules Concerning INSIDE Information
q. Univar Rules Regarding Investments and Inside Information for the Supervisory and Executive Boards
r. Whistle Blower Rules Univar N.V.
s. Presentation: Univar N.V. Annual General Meeting: 2004: Strong Revenue Growth Drives Significantly Improved Profitability, Dated May 3, 2005
t. Press Release: Univar Reports Results of AGM, Dated May 3, 2005
u. Press Release: Univar Acquires Polish Distribution Company, Dated June 6, 2005
v. Presentation: Univar N.V. First-Half 2005 Results, Dated August 25, 2005
w. Press Release: Univar Reports First Half 2005 Results: Sales USD 3,131.3 Million, Net Income Available to Common Shareholders USD 63.2 Million, Dated August 25, 2005
x. Press Release: Univar Supervisory Board Member Resigns, Dated September 26, 2005
y. Press Release: Univar To Issue Third Quarter 2005 Trading Update On November 4, Dated October 4, 2005
z. Press Release: Univar Reports Immaterial Impacts From Hurricanes, Dated October 5, 2005
aa. Press Release: Univar Reports Third-Quarter 2005 Results: Sales Increase of 13.0%, EBIT Growth of 22.8% and EPS Improvement of 33.9%, Dated November 4, 2005

Tab 3. 2004 Fiscal Year

a. Press Release: Univar N.V.: EUR 700,000,000 Syndicated Credit Facility Substantially Oversubscribed, Dated June 29, 2004
b. Presentation: Univar N.V. First Half 2004 Results, Dated August 27, 2004
c. Press Release: Univar Reports First Half 2004 Results: Sales USD 2,690 Million, Net Income Available to Common Shareholders USD 33.8 Million, Dated August 27, 2004
d. Press Release: Univar Announces Intent to Redeem Cumulative Financing Preference Shares, Dated October 24, 2004
e. Press Release: Univar Announces Withdrawal of Supervisory Board Nomination, Dated November 5, 2004
f. Extraordinary General Meeting of Shareholders of Univar N.V., Dated December 15, 2004
g. Minutes of Extraordinary General Meeting of Shareholders of Univar N.V., Dated December 15, 2004
h. Unofficial Translation of Article of Association Univar N.V.
i. Amendment Articles of Association
j. Press Release: Univar Announces Results of Extraordinary General Meeting, Dated December 15, 2004





Solid Revenue Growth and Well-Managed Operating Expenses Accelerate Earnings Growth In 2005

Univar N.V. Annual General Meeting

May 10, 2006 – Rotterdam, The Netherlands









UNIVAR

2005 Was Another Excellent Year For Univar, Particularly In North America. On A Consolidated Basis, Univar Realized Outstanding After-tax Profit Growth Of 39.7%.

Our success last year was driven by 3 factors:

1) Sustained higher pricing levels for chemicals

2) Significant improvements in marketing execution and expense management

3) A moderately favorable economic environment in the US and Canada, driving results that overcame less robust economies in our European markets


UNIVAR

2005's Excellent Results Include:

- Net income available to common shareholders reached $123.5 million, up 39.7% over last year's $88.4 million
- Fully diluted earnings per common share were $4.17, an increase of 37.6% over last year
- Your management and Supervisory Board are recommending shareholder approval of a dividend in the amount of €0.74 per share, compared to €0.41 a year ago
  - Due to the change to IFRS in 2005 from Dutch GAAP previously, the payout ratio is 20.6% compared with 18.4% in 2004 (or 25% for both years on a Dutch GAAP basis).



UNIVAR

Univar shareholders benefited from substantial share price growth in 2005 for the third consecutive year.


Relative Performance: Univar N.V.
Weekly Closing Price
Versus AMX Amsterdam MidCap Index
and AScX Amsterdam SmallCap Index
Share Price
€ 38.00
€ 36.00
€ 34.00
€ 32.00
€ 30.00
€ 28.00
€ 26.00
€ 24.00
€ 22.00
€ 20.00
€ 18.00
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Date
Univar
AScX
AMX

- *Univar's 2005 share price appreciation, as in 2003 and 2004, bettered that of its broad Dutch MidCap and SmallCap peer groups.*
- *In March, Univar moved to the MidCap Index of Euronext Amsterdam.*


UNIVAR



Univar's Markets In 2005 Were Characterized By Markedly Contrasting Circumstances.

- In North America, prices increased throughout the year, fueling strong revenue growth.
  - Volumes were flat through the first six months, with modest increases thereafter.
- The North American market remained highly competitive, as many distributors used the improved pricing environment to reach for market share growth.



UNIVAR

Europe Presented A Far More Challenging Economic Environment. In The Face Of Generally Stagnant Economies, Commodity Pricing Actually Declined After Q1.

- By mid-year, periodic product shortages were affecting our ability to satisfy customer orders
  - Producers were diverting product to the more robust economies in North America
- By year-end, there was modest price recovery due to
  - Shortages brought about by the US hurricane damage
  - Higher oil prices


UNIVAR

The Elevated Price Levels Seen For The Last 5-6 Quarters Appear To Be Structurally Based.

- Increased costs for feedstocks—natural gas and petroleum—are likely to create a higher floor under future chemical pricing.

- We anticipate this favorable climate will continue for at least the first half of 2006.

- As the cycle matures over time, we may see some retreat from peak pricing levels
  - though not a return to the environment of 2002 and 2003



UNIVAR

For Univar, This New Pricing Environment Has Been Helpful, But It Also Implies A Moderation In Our Rate Of Growth.

- This is the case since further dramatic escalation in chemical pricing is less likely.
- Yet, the improvements made to the business over the past three years should allow us to continue improving performance relative to our market environment.
  - Improved network efficiency
  - Better sales & marketing focus


UNIVAR

Continuation Of Successful Strategies In US And Canada In 2006

- In the US, the major emphasis in 2006, as it has been for the past four years, is on achieving volume and market share growth.
  - The sales organization will be utilizing a new Customer Relationship Management (CRM) computer software tool to enable our growth objectives in this market.


UNIVAR

Continuation Of Successful Strategies In US And Canada In 2006 (cont'd)

- In Canada, one of our major strengths is the energy sector.
  - To enhance our position in this industry, we will be strengthening our infrastructure in Alberta to handle longer supply lines for one of our key products, methanol.
- The Alberta infrastructure improvements will be a competitive advantage in winning business in the rapidly developing Canadian oilsands region.
  - This area holds the largest known petroleum deposit in the world outside Saudi Arabia.



UNIVAR

In 2006, Our European Country Management Organizational Model Will Move To A Regional Model.

- This will create more opportunities for cost synergies and produce an enhanced pan-European service capability.
- A regionalized structure sets the stage for more efficient utilization of our network and consolidation of our IT infrastructure.
- A regional structure also will improve our performance as a pan-European service provider
  - Streamlining decision-making and business processes across broader reaches of European geography


UNIVAR

Substantial Shareholder Value Has Been Created in the 3+ Years Since Our Split-off From Vopak

- Net income grew from 2002 to 2003 by 74.2%, then an additional 54.5% the next year, and in 2005, another 39.7%.
- Put another way, over the three full years since completion of our split-off from Royal Vopak, Univar has realized growth in net income of 195.9%.
- The Univar share price during this period increased from its initial trading price of €9.60 per share on July 1, 2002, to its close on December 30, 2005 at €33.00 per share
  - A dramatic increase in shareholder value over the period of 248.0%, including dividends
- Year-to-date in 2006, the stock price is up another 20+%.


UNIVAR

Substantial Shareholder Value Has Been Created in the 3+ Years Since Our Split-off From Vopak (cont'd)

- Developing a culture of continuous improvement has made Univar a stronger, more competitive company.
  - We continue to maximize cost efficiencies and eliminate redundancies.
    - Operating expenses as a percent of gross margin have declined to 77.5% from 86.8% three years ago, making Univar a much more efficient and low-cost distributor today than we were three years ago.
  - We continue to build revenues in our quest for greater market share.
    - Sales have grown from $4.4 billion to approximately $6.0 billion, an increase of 36.4%, far in excess of the growth in manufacturing activity over this period.


UNIVAR

Substantial Shareholder Value Has Been Created in the 3+ Years Since Our Split-off From Vopak (cont'd)

- Univar is better positioned today to capitalize on its many opportunities than it was in July 2002, and the company now makes more bottom-line profit on each dollar and euro of business.


UNIVAR



A Strong Start To 2006...


UNIVAR

Improved First-Quarter 2006 Earnings Recently Reported

- Univar's reported financial results released on May 4, 2006 included the following:
  - sales for Q1 2006 increased 8.9% over Q1 2005 (+11.0% currency-neutral)
  - operating profit increased 19.1%
  - net income grew 16.7%

- Profit growth was driven by:
  - strong sales performances at all three major business units
  - higher pound volumes
  - increased gross margin per pound of product sold
  - effective expense control

82-34796



UNIVAR






2265

May 10, 2006


UNIVAR

Stock Option Plan 2006

- The Supervisory Board recommends the approval of the Univar N.V. Stock Option Plan 2006
- The key elements of the plan are:
  - Persons eligible are the company's top executives
  - Maximum 495,000 options vest, target 330,000
  - The options do not vest until 3 years after the grant date
  - Options expire after 7 years
  - Management required to own stock or vested options
  - Management Board
    - **Pruitt-** **0 to 105,000 options may vest under Plan**
      - » **Target- 70,000 Options**
    - **Holsboer** **0 to 10,500 options may vest under Plan**
      Target- 7,000 Options


UNIVAR

The number of options vesting determined by Univar's Total Shareholder Return (TSR) over 3 years compared to 12 companies

Company Rank by TSR	Percentage of Options /Target
First	150%
Second	142%
Third	133%
Fourth	125%
Fifth	117%
Sixth	108%
Seventh	**100%**
Eighth	75%
Ninth	50%
Tenth	25%
Eleventh	0%
Twelfth	0%
Thirteenth	0%


UNIVAR

Peer Group Companies

- Akzo Nobel NV
- Anixter International Incorporated
- Ashland Inc.
- Buhrmann NV
- Dow Chemicals Company
- DSM NV
- E.I du Pont de Nemours and Company
- Genuine Parts Company
- Grainger (WW) Inc.
- Hagemeyer NV
- Imperial Chemical Industries Plc
- Wolseley Plc

82-34796



UNIVAR







May 10, 2006





PRESS RELEASE

Univar Reports Results of AGM

Rotterdam, The Netherlands - May 10, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced the results of its Annual General Meeting of Shareholders held on May 10, 2006.

The following were approved during the meeting:

(1) the re-election of Mr. G.J. Sharman and the election of Mr. R.J. Meuter to the Supervisory Board;
(2) the payment of a dividend in the amount of EUR 0.74 per common share;
(3) adoption of the 2005 annual accounts;
(4) a stock option plan and the maximum number of stock options that can be awarded for the financial year 2006 to company employees and the Executive Board;
(5) authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the company's own capital and to alienate purchased shares in the company's own capital;
(6) proposals to grant full discharge, in accordance with customary Dutch practice, to the Executive and Supervisory Boards from liability for their responsibilities in the financial year 2005.

The shareholders also received the reports of the Executive and Supervisory Boards and deliberated on the company's reservation of profits and dividend policy.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

ANNUAL DISCLOSURE DOCUMENT

Annual disclosure of information pursuant to Article 5 of the Dutch Securities Act as filed with the Netherlands Authority of the Financial Markets ("AFM") on May 24, 2006

Pursuant to Article 5 of the Dutch Securities Act, Univar N.V. (the "Company") is required to inform the public by means of an annually published document ("Annual Disclosure Document") regarding its business. This Annual Disclosure Document should contain or refer to all information[1], published or made available to the public over the preceding 12 months prior to the publication of its annual accounts, in accordance with and pursuant to:

- the Fourth Directive 78/660/EEC with regard to the annual accounts;
- the Seventh Directive 83/349/EEC with regard to the consolidated annual accounts;
- the Directive 2001/34/EC with regard to the admission of securities and the information which must be published about these securities;
- the Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards; and any information as required pursuant to securities laws of any jurisdiction.

In accordance with Article 6a paragraph 3 of the Securities Decree, the Company has decided that the Annual Disclosure Document shall incorporate such information by reference and shall state where such information is filed and from whom it can be obtained. Subsequently the Company has filed or posted the required information, pursuant to the above at the registers and/or websites of:

- AFM; any filed information at AFM can be obtained via the website of AFM: http://www.afm.nl/registers/;
- Euronext; any filed information at Euronext can be obtained via the website of Euronext: http://www.euronext.com/trader/companynews/;
- the trade register of the Chamber of Commerce; any filed information at the Chamber of Commerce can be obtained at the trade register at Rotterdam (the Netherlands) or via the website of the Chamber of Commerce: http://www.kvk.nl/handelsregister/;
- the Company, via the Company's website: http://www.univarcorp.com.

****

For questions or remarks please contact:

Univar N.V.
C/o Mr. P.D. Heinz
500 –108th Avenue N.E. Suite 2200
Bellevue Washington 98004
+14256384900

[1] The information published or made available to the public over the preceding 12 months prior to the publication of its annual accounts, as mentioned here above, may at the time of the filing of this document be superseded or outdated.



UNIVAR



Univar N.V. First-Half 2006 Results

August 10, 2006 – Amsterdam, The Netherlands







August 10, 2006



UNIVAR



Presentation Agenda

- Discussion of Operating Performance H1 2006
- Outlook H2 2006
  - Gary Pruitt, President and CEO

- Review of Financial Results H1 2006
  - Patrick Tole, Chief Financial Officer

- Q&A


UNIVAR



Gary Pruitt
President and CEO


UNIVAR



We Are Very Pleased With Univar's Fine First-half 2006 Results, Especially In Light Of Our Strong Year-ago Performance.

- Univar posted solid year-over-year growth in:
  - Sales: +8.4%
  - EBIT: +14.0%
  - EPS: +13.1%


UNIVAR



Operating Income Growth Was Primarily Driven By Three Factors:

1) A moderately growing chemical pricing environment in all of our major markets

2) Volume growth at all three major business units (Univar USA, Univar Europe, Univar Canada), which, combined with higher chemical pricing, led to 8.3% organic growth

3) Continued operating expense control, whereby expense growth declined relative to gross margin growth
   - Excluding our investments in new businesses, operating expenses rose not much above the rate of inflation


UNIVAR



Volume Growth Continued And Improved In 1H 2006:

- This despite still-soft economic growth in the industrial sector throughout Europe, where Univar grew volume at about 5%, well above industrial growth in Western Europe.

- US volume growth of 3% was in line with GDP

- In Canada, volume growth of 6% exceeded economic growth, and as always compares with its own record performance a year ago.



A More Normalized Environment

- 1H 2006 represents a more typical Univar performance
  - Continuing to meet strategic goals such as
    - Sales growth exceeding local GDP
    - Growing gross margin faster than operating expenses
    - Growing the bottom line faster than the top line due to our operating leverage


UNIVAR



Outlook

Assuming the business environment remains favorable, Univar expects to continue its solid operating performance during the second half of fiscal year 2006.

Due to normal seasonal business patterns, second-half sales and EBIT from normal operations are typically lower than in the first half-year. We anticipate this seasonal pattern will prevail in 2006.


UNIVAR



Patrick Tole
Chief Financial Officer


UNIVAR

Consolidated Key Results 1H 2006

(unaudited; in USD millions except ratios and per share results)	**1H 2006**	1H 2005	% Change (actual)	% Change (currency-neutral)
Net sales	3,395.4	3,131.3	8.4	8.3
Gross margin	498.1	461.3	8.0	8.2
Operating expenses	374.0	352.4	6.1	7.0
Operating expenses : Gross margin	75.1%	76.4%	-	-
Operating income before depreciation and amortization (EBITDA)	146.0	129.7	12.6	11.1
Operating income (EBIT)	124.1	108.9	14.0	11.9
EBIT margin (EBIT : Net sales)	3.7%	3.5%	-	-
Net income	70.3	63.2	11.2	8.3
Fully diluted earnings per common share	2.41	2.13	13.1	9.5


UNIVAR

Consolidated Balance Sheet

(in US$ millions)

Assets

	June 30, 2006 (unaudited)	June 30, 2005 (unaudited)
Intangible assets	**333.2**	327.0
Property, plant and equipment	**497.4**	455.4
Deferred tax assets	**160.3**	172.7
Other assets	**12.3**	10.6
Total non-current assets	**1,003.2**	965.7
Inventories	**606.0**	534.5
Accounts receivable	**1,180.6**	1,061.1
Other receivables and prepaid expenses	**82.1**	67.0
Income tax receivable	**6.2**	16.3
Cash and cash equivalents	**58.7**	38.0
Total current assets	**1,933.6**	1,716.9
Total assets	**2,936.8**	2,682.6

Shareholders' Equity and Liabilities

	June 30, 2006 (unaudited)	June 30, 2005 (unaudited)
Total equity	**812.0**	716.4
Long-term debt	**585.7**	463.5
Provisions	**255.0**	320.5
Deferred tax liabilities	**60.3**	62.4
Other liabilities	**17.2**	15.1
Total non-current liabilities	**918.2**	861.5
Amounts owed to banks	**46.2**	76.9
Current portion of long-term debt	**0.2**	1.4
Trade accounts and other accounts payable	**1,124.4**	985.5
Income tax payable	**12.7**	23.9
Provisions	**23.1**	17.0
Total current liabilities	**1,206.6**	1,104.7
Total liabilities	**2,124.8**	1,966.2
Total equity and liabilities	**2,936.8**	2,682.6


UNIVAR



Working Capital Growth

- At June 30, trade working capital (trade receivables and inventory less accounts payable) had increased by 9.2% over June 30, 2005 to approximately $849 million.
- On a relative basis, the average number of days sales employed in working capital as of June 30 stayed the same for both years at 41 days. This compares with 45.6 days at December 2005.


UNIVAR



Increase In Overall Debt

- Net debt increased to $573.4 million from $465.1 million at year-end 2005.
  - This is attributable to:
    - Higher sales volumes which result in higher working capital
    - Normal seasonal spike in working capital
    - Buyback of 980,000 common shares in April 2006
    - Capital expenditures of $32.4 million
    - Currency movements


UNIVAR



Q&A



UNIVAR






7265

August 10, 2006



PRESS RELEASE

Univar Reports First-Half 2006 Results: Sales Up 8.4% to USD 3,395.4 Million, Net Income Increased 11.2% to USD 70.3 Million

Rotterdam, The Netherlands – August 10, 2006 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2006.

Highlights 1H 2006

- **First-half 2006 consolidated net sales increased 8.4% from the year-ago six-month period, to USD 3,395.4 million from USD 3,131.3 million.**
- **Gross margin dollars increased by 8.0% to USD 498.1 million from USD 461.3 million in 1H 2005, with gross margin percentage unchanged at 14.7% compared with the year-ago period.**
- **Operating expense growth was contained to 6.1% for first half 2006 over the year ago period, or 7.0% excluding currency effects. Operating expenses declined by 1.3% as a percent of gross margin.**
- **EBIT (Earnings Before Interest and Taxes) rose 14.0% to USD 124.1 million from USD 108.9 million in the comparable year-ago period, driven primarily by sales growth and effective cost containment.**
- **Net income grew 11.2% in 1H 2006 to USD 70.3 million from USD 63.2 million in the year-ago period.**

CEO's Statement

"I'm very pleased that we have been able to continue our growth momentum throughout the first half of 2006, by delivering a solid second quarter and first half-year result," said Gary E. Pruitt, Chairman and CEO. Mr. Pruitt noted that Univar's rate of growth and the company's operating profit improvement are returning to those of a more normalized environment, following a 24-month period of rapidly escalating chemical prices. "We're realizing growth in pounds sold at slightly above the rate of GDP," said Mr. Pruitt, "as well as continuing to benefit from modest increases in chemical pricing. Demand was particularly strong in the latter half of the second quarter," he said, "which gives us excellent momentum going into the second half of the year."


SEC MAIL
RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION

Consolidated Key Results – First Half

(unaudited; in USD millions except ratios and per share results)	**1H 2006**	1H 2005	% Change (actual)	% Change (currency-neutral)
Net sales	3,395.4	3,131.3	8.4	8.3
Gross margin	498.1	461.3	8.0	8.2
Operating expenses	374.0	352.4	6.1	7.0
Operating expenses : Gross margin	75.1%	76.4%	-	-
Operating income before depreciation and amortization (EBITDA)	146.0	129.7	12.6	11.1
Operating income (EBIT)	124.1	108.9	14.0	11.9
EBIT margin (EBIT : Net sales)	3.7%	3.5%	-	-
Net income	70.3	63.2	11.2	8.3
Fully diluted earnings per common share	2.41	2.13	13.1	9.5

First-half 2006 Results

For the first six months of 2006, Univar reported sales of USD 3,395.4 million compared with USD 3,131.3 million in the first half of 2005, an increase of 8.4%. Revenue improvement in 1H 2006 reflected solid growth in the US and Canada on a US dollar basis, with modest growth in Europe. Currency exchange rates significantly affected reported sales performance by business unit. In local currency, sales growth in Europe was strong, and Univar Canada increased sales slightly over the same year-ago six-month period. Consolidated sales results were driven by improved volume growth companywide, and modest overall increases in chemical pricing. The company realized an increase in overall pound volume of approximately 4%. The portfolio of products sold by Univar increased in price during the first half-year by an average of 5.0%.

Gross margin improved to USD 498.1 million compared with USD 461.3 million a year ago, with the improvement over first-half 2005 due primarily to the increase in sales. Gross margin as a percent of sales was unchanged at 14.7%.

Univar's continuing focus on cost containment resulted in moderate operating expense growth of 6.1% to USD 374.0 million in 1H 2006 compared with USD 352.4 million in 1H 2005. Excluding cost increases associated with developing business ChemPoint.com™, operating costs increased approximately 4.5%. Univar's operating expenses as a percent of gross margin declined by 1.3%, to 75.1% from 76.4%.

First-half EBIT was USD 124.1 million compared with USD 108.9 million a year ago, an increase of 14.0%. In 1H 2006, Univar USA and Univar Canada recorded solid increases in EBIT, with Univar Europe experiencing a slight decline.

Interest expense increased by USD 2.1 million, or 16.0%, to USD 15.2 million compared with USD 13.1 million a year ago, due to higher interest rates, higher net debt levels used primarily to fund the April 2006 share buyback, and higher working capital for growth.

The effective tax rate was 35.0% for the first half compared to 34.8% in the first half of 2005. The effective tax rate is expected to remain at approximately 35% for the balance of 2006.

Net income increased 11.2% to USD 70.3 million compared with USD 63.2 million in the year-ago period. Fully diluted earnings per share was USD 2.41 compared with USD 2.13 in the first six

months of 2005, up 13.1%, with shares outstanding declining primarily in connection with the company's buyback of 980,000 common shares in April 2006.

Second quarter 2006 Results

Consolidated second-quarter net sales grew by USD 134.1 million, or 8.0%, to USD 1,812.4 million compared with USD 1,678.3 million in 2Q 2005. Univar USA had the highest revenue improvement from the year-ago quarter of Univar's three major operating business units, followed by Univar Europe and then Univar Canada.

Gross margin improved to USD 258.9 million compared with USD 239.3 million in 2Q 2005. Gross margin as a percent of sales was unchanged at 14.3%.

Operating expenses as a percent of gross margin declined year-over-year, to 73.2% in the second quarter of 2006 from 73.7% in the second quarter of 2005. Total operating expense growth was limited to an increase of 7.5%, to USD 189.6 million compared with USD 176.4 million in the comparable year-ago period. Excluding increases in costs associated with ChemPoint.com, operating costs increased by approximately 5.8%.

Univar reported second-quarter 2006 EBIT of USD 69.3 million, an increase of 10.2% over USD 62.9 million in second-quarter 2005.

The effective tax rate in 2Q 2006 was 34.6% compared with 35.3% in 2Q 2005.

The company reported a 7.3% increase in net income in second-quarter 2006 to USD 39.5 million, or USD 1.38 per fully diluted share, compared with USD 36.8 million, or USD 1.24 per fully diluted share, a year ago. Fully diluted EPS increased by 11.3% in 2Q 2006 over the year-ago quarter, reflecting the decline in shares outstanding due primarily to the company's buyback of 980,000 common shares in April 2006.

Financial Position
At June 30, 2006, total assets had increased by USD 358.7 million from December 31, 2005, to USD 2,936.8 million. Cash and cash equivalents increased to USD 58.7 million from USD 35.1 million at the end of 2005. Days' sales in working capital at June 30, 2006 of 41.0 days compared with 40.8 days at June 30, 2005. Trade working capital (accounts receivable plus inventories minus trade accounts payable) levels increased by USD 112.1 million from December 31, 2005 to fund higher sales levels and normal seasonal increases. Short-term and long-term debt levels increased to USD 632.1 million compared with USD 500.2 million at December 31, 2005. The increase is primarily due to the higher trade working capital levels and the buyback of 980,000 of the company's common shares for approximately USD 50 million in April 2006. Total equity increased to USD 812.0 million from USD 783.8 million at December 31, 2005, due primarily to the net income for the period and the effect of foreign currency movements, less the common share buyback in April 2006 and the dividend paid to common shareholders in May 2006.

Outlook 2006
Assuming the business environment remains favorable, Univar expects to continue its solid operating performance during the second half of fiscal year 2006. Due to normal seasonal business patterns, second-half sales and EBIT from normal operations are typically lower than in the first half-year. Management anticipates that this seasonal pattern will prevail in 2006.

First-Half Results by Segment

Univar USA

(unaudited; in USD millions except ratios)	1H 2006	1H 2005	% Change
Net sales	1,623.4	1,467.0	10.7
Gross margin	244.8	220.0	11.3
Operating expenses	185.3	168.3	10.1
Operating expenses : Gross margin	75.7%	76.5%	-
Operating income before depreciation and amortization (EBITDA)	71.0	61.6	15.3
Operating income (EBIT)	59.5	51.7	15.1
EBIT margin (EBIT : Net sales)	3.7%	3.5%	-

Strong revenue growth of 10.7% drove improved operating results at Univar USA, continuing trends from the first quarter and from 2005. Volume improvement occurred in a highly competitive selling environment, with chemical price increases accounting for much of the revenue improvement.

Univar USA's first-half sales for 2006 were USD 1,623.4 million compared with USD 1,467.0 million the previous year, a 10.7% increase. Revenue generation was driven primarily by an increase of approximately 8% in average selling prices for Univar USA's product portfolio, due mostly to inflation and partially to the mix of products sold, and growth in pounds sold in 1H 2006 of approximately 3%.

Gross margin improved in 1H 2006 to USD 244.8 million from USD 220.0 million in the same six-month period of 2005, due to the increase in sales. Gross margin percentage improved to 15.1% from 15.0% a year ago.

Operating expenses were effectively managed, attributable primarily to ongoing optimization and productivity improvement processes, and declined as a percent of gross margin to 75.7% from 76.5% in the first six months of 2005. Total operating expenses increased by USD 17.0 million, or 10.1%, to USD 185.3 million from USD 168.3 million in the first half of 2005. Excluding increased costs associated with the rapidly developing ChemPoint.com business, operating expenses increased by 7.0%

First-half 2006 EBIT improved substantially to USD 59.5 million from USD 51.7 million the previous year, an increase of 15.1%.

Univar Europe

(unaudited; in USD millions except ratios)	1H 2006	1H 2005*	% Change (actual)	% Change (currency-neutral)
Net sales	1,069.1	1,033.9	3.4	7.9
Gross margin	157.8	160.6	(1.7)	2.9
Operating expenses	132.6	133.2	(0.5)	4.0
Operating expenses : Gross margin	84.0%	82.9%	-	-
Operating income before depreciation and amortization (EBITDA)	32.2	35.4	(9.0)	(4.5)
Operating income (EBIT)	25.2	27.4	(8.0)	(2.1)
EBIT margin (EBIT : Net sales)	2.4%	2.7%	-	-

*June 30, 2005 figures reflect the reclassification of start-up business Dureal® out of Univar Europe, as discussed on page 26 of Univar's 2005 annual report.

Univar Europe experienced solid revenue growth in local currency of 7.9%, which when translated to US dollars equates to 3.4% growth. Europe's growth came from substantially improved volumes and higher chemical pricing. Gross margin growth was consistent with the rate of GDP growth in Western Europe.

First-half sales in Europe increased to USD 1,069.1 million from USD 1,033.9 million a year ago, reflecting organic growth in all of the company's European businesses, offset to an extent by foreign currency movements. Overall chemical pricing was moderately above that of last year. Prices of chemical products sold rose approximately 3% year-over-year, while volume improved about 5%. Univar Europe's organic sales growth for the first six months of 2006 was 7.5%, compared with the year-ago six-month period's 9.1%.

Gross margin declined to USD 157.8 million from USD 160.6 million, primarily as a result of currency movements and a decline in gross margin percentage, but improved by 2.9% on a currency-neutral basis. Reported gross margin percentage declined to 14.8% from 15.5% a year ago, due to a highly competitive environment which prevented full recovery of some chemical price increases.

Operating expenses declined slightly, by 0.5% in the first half of 2006 over the year-ago period, and increased modestly (4.0%) on a currency-neutral basis, primarily reflecting wage and expense inflation.

EBIT declined to USD 25.2 million from USD 27.4 million, or 8.0% (2.1% currency-neutral), reflecting negative currency movements and the decline in gross margin percentage, offset partially by Univar's focus on expense control.

Univar Canada

(unaudited; in USD millions except ratios)

	1H 2006	1H 2005	% Change (actual)	% Change (currency -neutral)
Net sales	642.2	590.4	8.8	0.2
Gross margin	90.6	77.3	17.2	8.7
Operating expenses	44.6	40.3	10.7	2.1
Operating expenses : Gross margin	49.2%	52.1%	-	-
Operating income before depreciation and amortization (EBITDA)	49.0	39.5	24.1	15.8
Operating income (EBIT)	46.0	37.0	24.3	15.8
EBIT margin (EBIT : Net sales)	7.2%	6.3%	-	-

In Canada, best-ever levels of sales, gross margin and EBIT were achieved in the first half of 2006 on both a reported and currency-neutral basis. The industrial chemicals sector achieved solid growth while the agricultural sector declined slightly, with the resource-based West experiencing the strongest performance. Reported results were stronger than those in Canadian dollars due to currency movements.

Univar Canada recorded first-half sales for 2006 of USD 642.2 million compared with USD 590.4 million in first-half 2005, an 8.8% increase, or 0.2% on a currency-neutral basis. Industrial chemical pound volume (excluding Agricultural chemical sales) increased about 6% while average selling prices increased approximately 2%. Industrial chemical sales increased 7.6% in local currency while Agricultural sales decreased 10%. The decline in Agricultural sales is largely due to seasonal timing and these sales are expected to be realized in the third quarter.

Gross margin improved to USD 90.6 million from USD 77.3 million in the same six-month period of 2005, due to the growth in net sales and improvement in gross margin percentage to 14.1% from 13.1% in the same year-ago period. The improvement in gross margin percentage is partially attributable to the decline in lower-margin agriculture business.

Operating expenses as a percent of gross margin declined to 49.2% in the first half of 2006 compared with 52.1% in the first half of 2005. Total expenses rose to USD 44.6 million from USD 40.3 million.

First-half 2006 EBIT improved by 24.3% to USD 46.0 million compared with USD 37.0 million a year ago, as a result of improved gross margins, well-controlled operating expenses, and foreign currency movements.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, McKesson is tendering to Univar lawsuits naming McKesson as a defendant and claiming personal injury from exposure to asbestos ("asbestos claims"). There are currently approximately 9,000 such claims pending in the State of Mississippi. In addition, there are currently pending 240 asbestos claims filed in states other than Mississippi. Since it is unclear which plaintiffs, if any, may have valid claims against McKesson and what Univar's financial responsibility may be for such claims, no provision has been made for obligations, if any, resulting from the lawsuits.

Webcast and Conference Call
A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 15:00 CET August 10, 2006, may be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, +31 45 631 6910, or in the UK, +44 208 609 4174. The analyst presentation is available at www.univarcorp.com within the Investor Center.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT – First Half

(unaudited; in USD millions, except earnings per share)	**1H 2006**	1H 2005	% Change
Net sales	**3,395.4**	3,131.3	8.4
Cost of sales	**2,897.3**	2,670.0	8.5
Gross margin	**498.1**	461.3	8.0
Personnel costs	**219.4**	213.2	2.9
Depreciation	**21.9**	20.8	5.3
Other operating expenses	**132.7**	118.4	12.1
Total operating expenses	**374.0**	352.4	6.1
Operating income (EBIT)	**124.1**	108.9	14.0
Non-operating income (expense)	**(0.7)**	1.1	(163.6)
Interest expense, net	**15.2**	13.1	16.0
Income before taxes	**108.2**	96.9	11.7
Income tax expense	**37.9**	33.7	12.5
Net income	**70.3**	63.2	11.2
Basic earnings per common share	**2.45**	2.16	13.4
Fully diluted earnings per common share	**2.41**	2.13	13.1
Weighted-average shares outstanding	**28,658,987**	29,278,571	(2.1)
EBITDA	**146.0**	129.7	12.6

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Second Quarter

(unaudited; in USD millions, except earnings per share)	**Q2 2006**	Q2 2005	% Change
Net sales	**1,812.4**	1,678.3	8.0
Cost of sales	**1,553.5**	1,439.0	8.0
Gross margin	**258.9**	239.3	8.2
Personnel costs	**111.7**	108.5	2.9
Depreciation	**11.2**	10.4	7.7
Other operating expenses	**66.7**	57.5	16.0
Total operating expenses	**189.6**	176.4	7.5
Operating income (EBIT)	**69.3**	62.9	10.2
Non-operating income (expense)	**(0.2)**	1.1	(118.2)
Interest expense, net	**8.7**	7.1	22.5
Income before taxes	**60.4**	56.9	6.2
Income tax expense	**20.9**	20.1	4.0
Net income	**39.5**	36.8	7.3
Basic earnings per common share	**1.40**	1.26	11.1
Fully diluted earnings per common share	**1.38**	1.24	11.3
Weighted-average shares outstanding	**28,219,987**	29,288,071	(3.6)
EBITDA	**80.5**	73.3	9.8

ANNEX 3: CONSOLIDATED BALANCE SHEET

(in US$ millions)	June 30, 2006 (unaudited)	December 31, 2005	June 30, 2005 (unaudited)
Intangible assets	**333.2**	322.5	327.0
Property, plant and equipment	**497.4**	476.3	455.4
Deferred tax assets	**160.3**	175.0	172.7
Other assets	**12.3**	10.4	10.6
Total non-current assets	**1,003.2**	984.2	965.7
Inventories	**606.0**	587.6	534.5
Accounts receivable	**1,180.6**	864.2	1,061.1
Other receivables and prepaid expenses	**82.1**	95.7	67.0
Income tax receivable	**6.2**	11.3	16.3
Cash and cash equivalents	**58.7**	35.1	38.0
Total current assets	**1,933.6**	1,593.9	1,716.9
Total assets	**2,936.8**	2,578.1	2,682.6
Issued capital	**38.1**	35.4	36.2
Share premium	**566.9**	568.7	568.0
Treasury shares	**(62.3)**	(14.7)	(6.1)
Retained earnings	**234.3**	182.8	94.9
Other reserves	**35.0**	11.6	23.4
Total equity	**812.0**	783.8	716.4
Long-term debt	**585.7**	443.5	463.5
Provisions	**255.0**	271.3	320.5
Deferred tax liabilities	**60.3**	63.0	62.4
Other liabilities	**17.2**	15.7	15.1
Total non-current liabilities	**918.2**	793.5	861.5
Amounts owed to banks	**46.2**	56.5	76.9
Current portion of long-term debt	**0.2**	0.2	1.4
Trade accounts and other accounts payable	**1,124.4**	890.7	985.5
Income tax payable	**12.7**	28.6	23.9
Provisions	**23.1**	24.8	17.0
Total current liabilities	**1,206.6**	1,000.8	1,104.7
Total liabilities	**2,124.8**	1,794.3	1,966.2
Total equity and liabilities	**2,936.8**	2,578.1	2,682.6

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)	1H 2006	1H 2005
Net income	**70.3**	63.2
Adjustments for:		
Depreciation and amortization	**22.0**	21.5
Stock option expense	**0.9**	0.3
Movements in provisions	**(21.3)**	(7.3)
Movements in deferred tax	**17.0**	(2.3)
(Gain) / loss on sale of property, plant and equipment	**(0.8)**	0.9
Gross cash flow from operating activities	**88.1**	76.3
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(65.7)**	(120.3)
Net cash flow from operating activities	**22.4**	(44.0)
Investments:		
Property, plant and equipment	**(32.4)**	(18.6)
Business acquisition (including goodwill)	**(1.9)**	(0.8)
Total investments	**(34.3)**	(19.4)
Disposals:		
Property, plant and equipment	**2.5**	0.9
Total disposals	**2.5**	0.9
Net cash flow from investing activities	**(31.8)**	(18.5)
Financing:		
Repayment of long-term debt	**(165.0)**	-
Proceeds from long-term debt	**289.7**	78.7
Redemption cumulative financing preference shares	**-**	(38.3)
Net proceeds from share issues	**0.7**	0.6
Shares repurchased	**(50.1)**	-
Dividend tax	**-**	0.5
Cash dividends	**(26.4)**	(15.6)
Net movements in short-term financing	**(15.1)**	13.7
Net cash flow from financing activities	**33.8**	39.6
Net cash flow	**24.4**	(22.9)
Exchange and translation differences	**(0.8)**	(0.7)
Increase / (decrease) in cash and cash equivalents	**23.6**	(23.6)
Cash and cash equivalents at beginning of period	**35.1**	61.6
Cash and cash equivalents at end of period	**58.7**	38.0

Interest received	**1.6**	0.7
Interest paid	**14.6**	12.6
Income tax received	**7.7**	0.4
Income tax paid	**41.1**	23.1



UNIVAR


RECEIVED
NOV 2 0 20
WASH. D.C.
190
SECTION

PRESS RELEASE

Univar Acquires Chinese Chemical Distributor

Rotterdam, The Netherlands – October 4, 2006 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar China Ltd. subsidiary has acquired, for cash, the assets of Shanghai Jixing Chemical Co., Ltd., a small distribution company based in Shanghai, China. This acquisition was completed on September 25, 2006.

Jixing specializes in chemicals for the paint and coatings industry, serving manufacturing customers in eastern China. The acquisition is expected to bolster the development of Univar China's business, in particular its customer base and product portfolio.

Univar N.V. has been, through its Univar China operation, sourcing product in the China market for 11 years. The Jixing acquisition represents an expansion of its commercial business and demonstrates Univar's continued strategic investment in China.

"The acquisition of Jixing gives Univar access to over 1000 local customers in the paint and coatings industry," stated Univar China's General Manager Guo Yan. He added, "Univar will distribute Dow's AMP-95, Eliokem Specialty Resins, biocides, titanium dioxide and many other products to this important industry."

Rod Nugent, Vice President, Univar China, commented, "This is the first acquisition for Univar in China. It highlights Univar's continued commitment to the Coatings industry globally and marks further progress for Univar's business in Greater China."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavours to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, spread across the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com



UNIVAR



PRESS RELEASE

Univar Purchases Italian Chemical Distributor

Rotterdam, The Netherlands – October 27, 2006 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar subsidiary in Italy has acquired, for cash, 100% of Achimar S.p.A. shares. The acquisition was completed on October 26, 2006. For the calendar year 2005, Achimar S.p.A. recorded net sales of approximately EUR 20 million.

Achimar is a long-established chemical distribution business, based in the central region of Italy, some 30 kilometers south of Rome, and ideally located to serve the center and south of the country. Primarily selling commodities, it has a strong reputation for its excellent service to the pharmaceutical, food, detergency, water treatment, metal-working and electronics industries in Italy, and will be quickly able to benefit from the wider range of products offered by Univar already in Italy. The purpose-built facility, based in the industrial area of Frosinone, is fully equipped to handle the repacking of solvents and inorganics, together with blending facilities and warehousing for food and pharma grade products as well as industrial chemicals.

This infrastructure, together with the addition of Achimar's customer base, further establishes Univar's position as a leading distributor in Italy.

"This acquisition strengthens our business in the center and south of Italy, and completes Univar's logistics platform for the country," stated Silvio Scarpanti, the Managing Director of Univar in Italy, who added, "The Achimar facility is ideal for expanding our market penetration in the center and south of the country."

John Phillpotts, President of Univar Europe commented, "Following the acquisition of the basic and water treatment divisions of Tazzetti in late 2003, and now Achimar, Univar in Italy can boast a full range of commodity and speciality chemicals to service Italian industry, and with an ideal logistics platform on which to build and enhance further our leadership position."

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavours to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, spread across the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in

Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###



PRESS RELEASE

Univar Reports Third-Quarter, Nine-Months 2006 Results

Third-Quarter Sales Increase of 14.1%, EBIT Growth of 25.1% and EPS Improvement of 24.4%

Rotterdam, The Netherlands – November 2, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal third quarter ended September 30, 2006.

Highlights Q3 and Year-to-Date 2006

- **Univar reported third-quarter 2006 EBIT of USD 53.9 million, an increase of 25.1% over third-quarter 2005.**
- **Consolidated third-quarter net sales grew by 14.1% to USD 1,655.0 million, due to significant revenue increases at all three major operating business units.**
- **Year to date: net sales increased 10.2% to USD 5,050.4 million, EBIT increased 17.1%, and fully diluted earnings per share increased 16.2% to USD 3.44.**
- **Due to continuing strong performance, the company intends to increase the 2007 dividend payout ratio to approximately 30% of 2006 net income.**

Consolidated Key Results Third Quarter 2006

(unaudited; in USD millions, except ratios and per share results)	**Q3 2006**	Q3 2005	% Change (actual)	% Change (currency-neutral)
Net sales	**1,655.0**	1,450.9	14.1	12.7
Gross margin	**246.1**	220.3	11.7	10.1
Operating expenses	**192.2**	177.2	8.5	7.2
Operating expenses : Gross margin	**78.1%**	80.4%	-	-
Operating income before depreciation and amortization (EBITDA)	**65.5**	53.5	22.4	20.3
Operating income (EBIT)	**53.9**	43.1	25.1	22.0
EBIT margin (EBIT : Net sales)	**3.3%**	3.0%	-	-
Net income	**29.2**	24.3	20.2	16.1
Fully diluted earnings per common share	**1.02**	0.82	24.4	20.7

Third Quarter Results
The company's strong business results in the third quarter were driven by significantly improved performances companywide, including promising improvement at Univar Europe, which experienced substantial sales and EBIT growth.

Consolidated third-quarter net sales grew by 14.1%, to USD 1,655.0 million compared with USD 1,450.9 million in third-quarter 2005. Marked revenue increases occurred at all three major operating business units, primarily the result of higher market pricing for chemical products; and meaningful volume growth. Consolidated gross margin dollars improved as a result of sales growth, offsetting a decline in gross margin percentage associated with overall higher prices and changes in the sales mix. Univar reported third-quarter 2006 EBIT of USD 53.9 million, an increase of 25.1% over the USD 43.1 million reported in third-quarter 2005. Fully diluted earnings per share in third-quarter 2006 grew 24.4% to USD 1.02 compared with USD 0.82 a year ago.

Market Environment
Overall, higher chemical prices combined with volume improvement to drive sales, gross margin, and EBIT growth throughout Univar. Chemical pricing in the third quarter was generally at increased levels in Europe, and mostly higher in North America, where the decline in the price of crude oil did affect the pricing of some chemical products. The US market grew moderately and Western Canada's economy was robust. There was improvement from earlier 2006 trends in many industrial economies in Europe, which contributed to the improved performance at Univar Europe.

Nine Months Results
Univar's improved business results in the nine-month period ended September 30, 2006, are attributable primarily to solid growth in consolidated sales and gross margin and comparatively limited operating expense growth. Sales and EBIT growth occurred at all three major operating business units on both a reported basis and on a currency-neutral basis. Reported performance in Europe was mildly hindered by foreign currency exchange whereas Canadian results were helped significantly by currency movements.

Year to date, consolidated net sales increased 10.2% to USD 5,050.4 million from USD 4,582.2 million for the first nine months of 2005. Control of operating expenses was particularly effective in Europe and Canada. EBIT increased 17.1% to USD 178.0 million from USD 152.0 million. EBIT as a percent of sales improved to 3.5% compared with 3.3% in the year-ago nine-month period. Fully diluted earnings per share increased 16.2% to USD 3.44 from USD 2.96 a year ago.

Dividend
The company intends to recommend to the shareholders for approval at the Annual General Meeting of Shareholders a substantial increase in the annual dividend. As a result of Univar's continuing strong operating performance, the company will propose an increase in the 2007 dividend payout ratio to approximately 30% of 2006 net income. In 2006, the dividend payout ratio was 20.6% of 2005 net income.

Outlook 2006
Assuming the business environment remains favorable, Univar expects to continue its solid operating performance during the remainder of the second half of fiscal year 2006. Due to normal seasonal business patterns, second-half sales and EBIT from normal operations are typically lower than in the first half-year. Management anticipates that this seasonal pattern will prevail in 2006.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Three months ended September 30,		
	2006	2005	% Change
Net sales	**1,655.0**	1,450.9	14.1
Cost of sales	**1,408.9**	1,230.6	14.5
Gross margin	**246.1**	220.3	11.7
Personnel costs	**113.2**	107.6	5.2
Depreciation	**11.6**	10.4	11.5
Other operating expenses	**67.4**	59.2	13.9
Total operating expenses	**192.2**	177.2	8.5
Operating income (EBIT)	**53.9**	43.1	25.1
Non-operating income (expense)	**0.1**	(0.4)	(125.0)
Interest expense	**9.1**	7.3	24.7
Income before taxes	**44.9**	35.4	26.8
Income tax expense	**15.7**	11.1	41.4
Net income	**29.2**	24.3	20.2
Basic earnings per common share	**1.04**	0.83	25.3
Fully diluted earnings per common share	**1.02**	0.82	24.4
Weighted-average shares outstanding	**28,189,820**	29,288,071	(3.7)
EBITDA	**65.5**	53.5	22.4

ANNEX 2: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Nine months ended September 30,		
	2006	2005	% Change
Net sales	**5,050.4**	4,582.2	10.2
Cost of sales	**4,306.2**	3,900.6	10.4
Gross margin	**744.2**	681.6	9.2
Personnel costs	**332.6**	320.8	3.7
Depreciation	**33.5**	31.2	7.4
Other operating expenses	**200.1**	177.6	12.7
Total operating expenses	**566.2**	529.6	6.9
Operating income (EBIT)	**178.0**	152.0	17.1
Non-operating income (expense)	**(0.6)**	0.7	(185.7)
Interest expense	**24.3**	20.4	19.1
Income before taxes	**153.1**	132.3	15.7
Income tax expense	**53.6**	44.8	19.6
Net income	**99.5**	87.5	13.7
Basic earnings per common share	**3.49**	2.99	16.7
Fully diluted earnings per common share	**3.44**	2.96	16.2
Weighted-average shares outstanding	**28,502,598**	29,281,738	(2.7)
EBITDA	**211.5**	183.2	15.4


SEC MAIL
PROCESSING
SECTION
UNIVAR

PRESS RELEASE

Randy Craddock Appointed President of Univar Canada

Rotterdam, The Netherlands – January 3, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that Randy Craddock has been appointed president of Univar Canada Ltd., one of three major operating business units of Univar N.V. Mr. Craddock succeeds Larry Bullock, who retired upon completion of a 43-year career with Univar at the end of 2005.

Mr. Craddock began his career with the company in 1981. During these 25 years, he has served in a number of capacities including General Manager–Prairie Provinces, General Sales Manager–Southern Alberta, and Technical Sales Representative, first in Regina and then in Edmonton. Most recently, he served as Regional Vice President–Western Canada, where revenues and operating income reached record levels under his leadership over the past four years.

Mr. Craddock graduated from the British Columbia Institute of Technology with a major in Marketing, Transportation and Distribution Management.

Gary E. Pruitt, Chairman and CEO of Univar, commented, "We congratulate Randy and feel very fortunate to have such a strong industry veteran and long-time Univar executive taking over the reins of Univar Canada. Randy has been a significant contributor to the success of Univar Canada, whose market leadership is unquestioned. We look forward to continued success for Randy and for our Canadian business." Mr. Pruitt added, "I would like also to acknowledge the retirement of Larry Bullock, who led Univar Canada for the last 10 years. His contributions to Univar throughout the past four decades are incalculable, and we wish Larry all joy and happiness in his retirement."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website: www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###

UNIVAR

Univar N.V. Full-Year 2005 Financial Results

March 16, 2006 – Amsterdam, The Netherlands


UNIVAR

Presentation Agenda

- Operating Performance FY 2005:
  Overview and Highlights
  – Gary Pruitt, President and CEO
- Review of Financial Results FY 2005
  – Patrick Tole, Chief Financial Officer
- Univar Market Highlights
  – John Sammons, Chief Administrative Officer
- Q&A


UNIVAR



Gary Pruitt
President and CEO


UNIVAR

2005 Was Another Excellent Year For Univar, Particularly In North America. On A Consolidated Basis, Univar Realized Outstanding After-tax Profit Growth Of 39.7%.

Our success last year was driven by 3 factors:

1) Sustained higher pricing levels for chemicals

2) Significant improvements in marketing execution and expense management

3) A moderately favorable economic environment in the US and Canada, driving results that overcame generally poor economies in our European markets


UNIVAR

▶ All Of Which Allowed Univar To Again Realize The Benefits Of Operating Leverage In 2005: The Company's Sales Grew Solidly, And Net Income Increased At A Substantially Greater Rate.

The company posted strong year-over-year growth in:

- Sales: +13.3%
- EBIT: +28.0%
- Net income available to common shareholders: +39.7%


UNIVAR

The Elevated Price Levels Seen For The Last 5-6 Quarters Do Appear To Be Structurally Based.

- Increased costs for feedstocks—natural gas and petroleum—are likely to create a higher floor under future chemical pricing.
- We anticipate this favorable climate will continue for at least the first half of 2006.
- As the cycle matures over time, we may see some retreat from peak pricing levels, but certainly not a return to the environment of 2002 and 2003.


UNIVAR



For Univar, This New Pricing Environment Has Been Helpful, But It Also Implies A Moderation In Our Rate Of Growth.

- This is the case since further dramatic escalation in chemical pricing is less likely.
- Yet, the improvements we have made to the business over the past three years—particularly network efficiency and sales & marketing focus—should allow us to continue improving performance relative to our market environment.


UNIVAR



Patrick Tole
Chief Financial Officer


UNIVAR

Key Consolidated Results FY 2005

(in USD millions except EBIT margin and per share results)	2005	2004	% Change (actual)	% Change (currency-neutral)
Net sales	**$5,986.7**	$5,284.2	13.3%	12.3%
Gross margin	**921.7**	843.2	9.3	8.3
Operating expenses	**714.0**	680.9	4.9	4.2
Operating income before depreciation (EBITDA)	**248.2**	202.4	22.6	20.6
Operating income (EBIT)	**207.7**	162.3	28.0	25.5
EBIT margin (EBIT : Net sales)	**3.5%**	3.1%	-	-
Net income available to common shareholders	**123.5**	88.4	39.7	36.8
Earnings per common share	**4.22**	3.05	38.4	35.7


UNIVAR

Key Results FY 2005

Sales (US$ millions)	**2005**	**2004**	**Change**	**Change (currency-neutral)**
Univar USA	2,958.7	2,545.9	16.2%	n/a
Univar Europe	1,970.8	1,850.2	6.5%	6.9%
Univar Canada	958.7	830.3	15.5%	8.1%
Univar Consolidated	5,986.7	5,284.2	13.3%	12.3%

Sales

- Sales growth was positive in all three of our major business units on an organic basis, clearly led by our largest business, Univar USA.
- Chemical pricing increases primarily drove sales growth throughout the year, with a resumption of volume growth in the second half.


UNIVAR

Key Results FY 2005

EBIT (US$ millions)	**2005**	**2004**	**Change**	**Change (currency-neutral)**
Univar USA	114.5	75.2	52.3%	n/a
Univar Europe	40.2	44.6	(9.9)%	(9.7)%
Univar Canada	66.5	54.0	23.1%	15.9%
Univar Consolidated	207.7	162.3	28.0%	25.5%

EBIT

- Sharp growth in the US, a solid increase in Canada, and (excluding one-offs) moderate growth of +8.5% in Europe.
- The appreciation in the Canadian dollar contributed to the stronger results from Canada.


UNIVAR

Were It Not For Certain One-off Items, Bottom-line Results In Europe For 2005 Would Have Improved.

- Results were negatively affected primarily by the comparison with a one-time $7.1 million profit made in 2004 on the sale of a property, recorded in 2004 results.
- Our developing business ChemPoint Europe incurred an operating loss of $0.7 million.


UNIVAR

The Company's H2 2005 Results Achieved Management's Guidance Provided At Mid-year, With A Strong 4th Quarter Providing Momentum Into 2006.

- H2 2005 sales increased 10.0% and net income available to common shareholders improved 40.7% over H2 2004.
- On an absolute or total-dollar basis, H2 sales ($2,855.4 million) and EBIT ($98.8 million) figures were seasonally lower in the second half of 2005 than in the first half of 2005, again in line with guidance.
- Q4 2005 sales, up against strong year-ago comparisons reflecting the sharp upturn in chemical pricing begun then, rose 7.1%; but a higher rate of gross margin growth and stringent expense control resulted in 44.7% growth in Q405 EPS.


UNIVAR



John Sammons
Chief Administrative Officer


UNIVAR

Univar's Markets In 2005 Were Characterized By Markedly Contrasting Circumstances.

- In North America, prices increased throughout the year, fueling strong revenue growth. Volumes were flat through the first six months, with modest increases thereafter.
- The North American market remained highly competitive, as many distributors used the improved pricing environment to reach for market share growth.


UNIVAR

Europe Presented A Far More Challenging Economic Environment. In The Face Of Generally Stagnant Economies, Commodity Pricing Actually Declined After Q1.

- By mid-year, periodic product shortages were affecting our ability to satisfy customer orders, as producers were diverting product to the more robust economies in North America.
- By year-end, there was modest price recovery due to shortages brought about by the US hurricane damage and as a result of higher oil prices.


UNIVAR

The US And Canadian Businesses Will Be Employing "More Of The Same" Strategies In 2006, While Europe Will Be Taking The Next Step To Improve Operating Efficiency And Increase Market Share.

- In the US, the major emphasis in 2006, as it has been for the past four years, is on achieving volume and market share growth. The sales organization will be utilizing a new CRM tool to enable our growth objectives in this market.
- In Canada, one of our major strengths is the energy sector. To enhance our position in this industry, we will be strengthening our infrastructure in Alberta to handle longer supply lines for one of our key products, methanol.
- The Alberta infrastructure improvements will be a competitive advantage in winning business in the rapidly developing Canadian oilsands region, which holds the largest known petroleum deposit in the world outside Saudi Arabia.


UNIVAR

In 2006, Our European Country Management Organizational Model Will Move To A Regional Model.

- This will create more opportunities for cost synergies and produce an enhanced pan-European service capability.
- A regionalized structure sets the stage for more efficient utilization of our network and consolidation of our IT infrastructure.
- A regional structure also will improve our performance as a pan-European service provider by streamlining decision-making and business processes across broader reaches of European geography.


UNIVAR



Q&A

82-34796


UNIVAR


2265

March 16, 2006



PRESS RELEASE

Univar's Supervisory Board Nominates New Member

Rotterdam, The Netherlands - March 16, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its Supervisory Board will make a non-binding recommendation to the Annual General Meeting ("AGM") to elect Mr. Robert J. Meuter to become its fifth member.

Mr. Meuter has an extensive business background. He currently holds the position of Chairman of the Board of ABN AMRO Pension fund. Mr. Meuter retired in 2005 as a Vice Chairman Wholesale Bank – ABN AMRO Bank N.V. Prior to that, he was until the end of 1999 a member of the Managing Board of Kempen & Co – Merchant Bank for ten years. During his career, Mr. Meuter also held senior management positions in corporate finance at Algemene Bank Nederland N.V., J.P. Morgan and Citibank.

Univar N.V.'s AGM will be held at 10:00 am CET on May 10, 2006 at the Westin Hotel, Rotterdam.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com



PRESS RELEASE

Univar Reports Improved FY 2005 Results: Net Income Available to Common Shareholders Increases 39.7% to USD 123.5 million

Rotterdam, The Netherlands - March 16, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal year ended December 31, 2005.

Highlights FY 2005

- **Univar reported fiscal year 2005 EBIT of USD 207.7 million, an increase of 28.0% over 2004's USD 162.3 million. Results were driven by improved sales performance, largely the result of higher overall chemical pricing levels, and controlled growth of operating expenses.**

- **Consolidated net sales grew by 13.3% to USD 5,986.7 million compared with USD 5,284.2 million in 2004, with organic growth at all three major business units. Organic growth was 12.3% on a consolidated basis.**

- **Continued expense management efforts and chemical price inflation resulted in a year-over-year decline in operating expenses as a percent of gross margin, to 77.5% in 2005 from 80.8% in 2004. Operating expenses increased in total by 4.9%, or 4.2% on a currency-neutral basis.**

- **The company reported a 39.7% increase in net income available to common shareholders to USD 123.5 million, or USD 4.22 per common share, compared with USD 88.4 million, or USD 3.05 per common share, in 2004.**

- **A dividend of EUR 0.74 (USD 0.87) per share to holders of common shares is to be proposed at the Annual General Meeting. The dividend for 2004 was EUR 0.41 (USD 0.56).**

CEO's Statement

Commenting on the financial results for 2005, Gary E. Pruitt, Univar CEO, said, "We are pleased again with our full-year results, which represent solid growth in EBIT and even better growth in net income for the third consecutive year. The operating improvements we have achieved over the past three and one-half years, combined with our growth in market share, created the opportunity to fully benefit from this year's upswing in chemical pricing. As the outlook for chemical pricing appears to more accurately reflect the true cost of doing business in our industry, we are optimistic that Univar continues to be well positioned for improved profitability."

Consolidated Key Results FY 2005

(in USD millions except EBIT margin and per share results)	**2005**	2004	% Change (actual)	% Change (currency-neutral)
Net sales	**$5,986.7**	$5,284.2	13.3%	12.3%
Gross margin	**921.7**	843.2	9.3	8.3
Operating expenses	**714.0**	680.9	4.9	4.2
Operating income before depreciation (EBITDA)	**248.2**	202.4	22.6	20.6
Operating income (EBIT)	**207.7**	162.3	28.0	25.5
EBIT margin (EBIT : Net sales)	**3.5%**	3.1%	-	-
Net income available to common shareholders	**123.5**	88.4	39.7	36.8
Earnings per common share	**4.22**	3.05	38.4	35.7

Fiscal Year 2005 Results

Net Sales

The company's 2005 sales were USD 5,986.7 million compared with USD 5,284.2 million in the prior year, an increase of 13.3%. Sales increased 12.3% on a currency-neutral basis. All three business units experienced good sales growth. In the US, sales increased to USD 2,958.7 million in 2005 from USD 2,545.9 million in 2004, or 16.2%. European revenues increased 6.5% to USD 1,970.8 million from USD 1,850.2 million in 2004, or 6.9% on a currency-neutral basis. Sales in Canada increased to USD 958.7 million from USD 830.3 million in 2004, an increase of 15.5%. On a currency-neutral basis, this increase was 8.1%. These increases are attributable to elevated chemical prices, the company's focus on targeted growth industries, and slowly increasing industrial demand. Growth in industrial demand in North America was modest in the first half of 2005 and somewhat improved in the second half. In Europe, growth in industrial demand was modest throughout the year. The portfolio of products sold by Univar increased in price during the year by an average of 11%. The company realized an increase in overall pound volume in 2005 of approximately 2%.

Gross Margin

Univar's gross margin dollars increased 9.3% in 2005, with the company recording USD 921.7 million in gross margin compared with USD 843.2 million in 2004. Consolidated Univar N.V. gross margin as a percent of sales was 15.4% in 2005, down from 16.0% in 2004. Gross margin percentage was down slightly in both the US and Europe, and flat in Canada. The consolidated decline in percentage was due to continuing competitive pressures and rapidly rising chemical prices. Gross margin dollars per pound increased approximately 7% on a consolidated basis.

Operating Expenses

Operating expenses on a consolidated basis increased by 4.9% in 2005, to USD 714.0 million from USD 680.9 million in 2004. On a currency-neutral basis, expenses increased by 4.2%. Continued expense management efforts and chemical price inflation resulted in a decline in expenses as a percent of gross margin in 2005 to 77.5% from 80.8% the previous year. All three business units were successful in controlling expense increases at well under the rate of growth in revenues and gross margin. Strict management of operating expenses, including continued

implementation of network efficiencies and productivity improvements, are a key part of Univar's strategy.

Operating Income (EBIT)

EBIT for 2005 increased 28.0% to USD 207.7 million from USD 162.3 million in 2004. EBIT margin improved to 3.5% in 2005 compared with 3.1% in 2004. The increase was a result of the increase in net sales and gross margin dollars from 2004 levels combined with controlled growth in operating expenses. In addition to the contribution from Univar's primary business segments, EBIT includes the investment in developing businesses (such as Dureal) and certain holding company-related expenses which together generated operating losses of USD 13.5 million and USD 11.5 million in 2005 and 2004, respectively.

Net Interest Expense

Net interest expense remained relatively flat at USD 25.9 million compared with USD 26.7 million in 2004. The 2005 results include approximately USD 2.4 million of additional interest costs that resulted from the borrowing associated with the February 2005 redemption of the cumulative financing preference shares.

Taxation

Income tax on income from ordinary activities in 2005 was USD 59.4 million compared with USD 44.8 million in 2004. The effective tax rate was 32.5% in 2005 compared with 33.0% in 2004. For 2006, the company expects the effective tax rate to be approximately 35%.

Net Income Available to Common Shareholders

Net income available to common shareholders improved by 39.7% to USD 123.5 million in 2005 compared with USD 88.4 million in 2004.

Earnings per Share (EPS)

Earnings per common share for 2005 increased by 38.4% to USD 4.22 compared with USD 3.05 the previous year.

Cash Flow from Operating Activities

Net cash flow from operating activities was USD 19.2 million in 2005 compared with USD 42.3 million in 2004. This reflects a USD 107.6 million increase in working capital related mostly to chemical price increases, and additional pension funding of approximately USD 30 million.

Financial Position

The balance sheet at December 31, 2005, showed an increase in total assets of USD 67.3 million from a year earlier, to USD 2,578.1 million from USD 2,510.8 million. This increase was primarily in inventories and accounts receivable, reflecting higher sales volumes and chemical prices, and was partially due to foreign currency movements. Stockholders' equity (before the proposed dividend to common shares) increased to USD 783.8 million from USD 742.6 million, primarily due to additions from net income (USD 123.5 million), less foreign currency translation differences (USD 20.4 million), dividends paid with respect to 2004 (USD 15.6 million) and the reclassification to long-term debt of cumulative financing preference shares (USD 39.3 million) under IFRS. Total debt increased primarily as a result of investment in property, plant and equipment of USD 63.7 million for the year (compared with USD 38.5 million in 2004), and the

February 2005 redemption of cumulative financing preference shares, net of cash flow from operations. The increase in property, plant and equipment is primarily due to a decision to purchase certain replacement assets that were leased in prior years.

Return on Capital Employed (ROCE)

After-tax return on capital employed for the year increased to 8.7% from 7.0% in 2004 (reported a year ago as 5.6% when calculated under Dutch GAAP). ROCE represents net operating profit (net income plus after-tax interest expense, or NOPAT) as a percentage of average capital employed. Capital employed is defined as total assets less non–interest-bearing current liabilities. Average capital employed was USD 1,624.8 million in 2005 and USD 1,550.2 million in 2004.

Dividend Proposal

A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2005 fiscal year of EUR 0.74 (USD 0.87) per share payable May 18, 2006 to common shareholders of record on May 11, 2006. The proposed amount represents 20.6% of net income available to common shareholders, calculated in accordance with IFRS (which represents approximately 25% under Dutch GAAP). This amount would be an increase of 80.5% from the 2004 dividend of EUR 0.41 (USD 0.56) per share, and represents an increase in the payout ratio to 20.6% in 2005 compared with 18.4% in 2004. On a USD-equivalent basis, the increase in the dividend would be 55.4%.

Summary of Fourth Quarter Financial Results

For the three-month period ended December 31, 2005, Univar recorded net sales of USD 1,404.5 million compared with USD 1,311.0 million a year ago, an increase of 7.1%. Organic growth was 8.7%. Gross margin as a percent of sales improved to 17.1% compared with 16.9% in the fourth quarter of 2004, and in dollars was USD 240.1 million compared with USD 221.0 million. Operating expenses in the fourth quarter of 2005 were USD 184.4 million compared with USD 178.8 million in 2004, an increase of 3.1%, or 4.4% on a currency-neutral basis. As a percent of gross margin, operating expenses in the fourth quarter of 2005 declined to 76.8% from 80.9% in the year-ago period, mostly as a result of chemical price inflation and the company's ongoing cost-reduction initiatives.

EBIT in the fourth quarter of 2005 was USD 55.7 million compared with USD 42.2 million in 2004, an increase of 32.0%. EBIT as a percent of sales improved to 4.0% from 3.2% a year ago. Interest expense declined 24.7% to USD 5.5 million from USD 7.3 million in the year-ago quarter primarily due to a USD 0.9 million award upon the settlement of a Canadian tax case. Income tax on income from ordinary activities was USD 14.6 million compared with USD 9.5 million in the comparable period the previous year. Net income available to common shareholders was USD 36.0 million in the fourth quarter of 2005 compared with USD 24.8 million in the year-ago period, an increase of 45.2%. Earnings per common share for the fourth quarter of 2005 were USD 1.23 compared with USD 0.85 in the year-ago period, an increase of 44.7%.

Fourth-quarter 2005 operating results were driven by significant revenue growth at Univar USA and Univar Canada offsetting a small revenue decline at Univar Europe, with consolidated revenue growth driven primarily by higher chemical prices along with a modest increase in volume. Operating results were further bolstered by tight control of operating expense growth. Net income improvement was accelerated by the decline in interest expense.

Market Environment

The chemical market generally continued to strengthen throughout most of 2005, bringing about both substantial appreciation in chemical pricing and modestly improved demand for the products Univar sells. As was the case in 2004, industrial markets in North America were more vibrant than those in Europe. Moving into 2006, most indicators suggest the relatively short supply of certain chemical products will persist and prices for the most part are expected to remain high by historical standards. Most industry experts agree that the increased cost of feedstocks—natural gas and petroleum—evidenced in both 2004 and 2005 is structural, and that these cost increases (which may prove to be highly volatile) will continue to impact chemical pricing for at least the near term.

Outlook

Based on the operating progress of the past several years and a continued expectation for moderate growth in chemical demand, Univar believes it is well positioned to achieve year-over-year operating performance improvement in sales and EBIT again in 2006. Compared to 2005, we anticipate a lessening in our rate of growth as further uplift from chemical pricing is less likely. The company is committed additionally to improving its return on capital employed, or ROCE (calculated on a 36-month rolling average basis), to at least 1.25 times the company's after-tax weighted average cost of capital (WACC) by 2009. For 2005, the company's after-tax WACC was 8.1% and the 36-month rolling average ROCE was 7.2%.

Results by Segment

Univar USA

(in USD millions except EBIT margin)	**2005**	2004	% Change
Net sales	**$2,958.7**	$2,545.9	16.2%
Gross margin	**464.8**	408.7	13.7
Operating expenses	**350.3**	333.5	5.0
Operating income before depreciation (EBITDA)	**135.0**	94.1	43.5
Operating income (EBIT)	**114.5**	75.2	52.3
EBIT margin (EBIT : Net sales)	**3.9%**	3.0%	-

In 2005, Univar USA produced substantial year-over-year operating profit growth of 52.3% after achieving record operating income in 2004. The US business capitalized on sustained chemical price increases which began in the fourth quarter of 2004 and continued throughout 2005. Univar USA also saw slightly accelerated volume improvement in the fourth quarter as well as strengthened gross margins, providing solid momentum into 2006.

Univar USA recorded net sales in 2005 of USD 2,958.7 million compared with USD 2,545.9 million in 2004, an increase of 16.2%. Net overall price increases primarily accounted for the revenue increase in 2005, with a modest volume increase for the year as well.

Gross margin for 2005 was USD 464.8 million compared with USD 408.7 million in 2004, up 13.7% from last year's performance. Gross margin as a percent of sales declined to 15.7% from last year's 16.1%. Rapidly rising prices as well as aggressive competition pressured margins, offsetting, to some extent, the opportunity to maximize the improved pricing environment.

Operating expenses declined significantly as a percent of gross margin, to 75.4% from 81.6% the previous year. This was primarily a consequence of chemical price inflation and a variety of cost-containment measures. Operating expenses in dollars increased 5.0% to USD 350.3 million compared with USD 333.5 million in 2004.

For 2005, EBIT was USD 114.5 million compared with USD 75.2 million a year ago, an increase of 52.3%. This increase was a result of growth in sales and gross margin combined with improved operating expense leverage.

Univar Europe

(in USD millions except EBIT margin)	**2005**	2004	% Change (actual)	% Change (currency-neutral)
Net sales	**$1,970.8**	$1,850.2	6.5%	6.9%
Gross margin	**301.0**	301.5	(0.2)	0.2
Operating expenses	**260.8**	256.9	1.5	1.9
Operating income before depreciation (EBITDA)	**54.2**	61.0	(11.1)	(10.8)
Operating income (EBIT)	**40.2**	44.6	(9.9)	(9.7)
EBIT margin (EBIT : Net sales)	**2.0%**	2.4%	-	-

In 2005, Univar Europe recorded sales of USD 1,970.8 million compared with USD 1,850.2 million in 2004, an increase of 6.5%. Excluding the effects of currency translation, sales increased by 6.9%, with modest price growth overall and flat volume performance for the year. Operating results were negatively affected primarily by the comparison with a one-time USD 7.1 million profit made in 2004 on the sale of a property, recorded in 2004 results, as well as the expenses associated with start-up business ChemPoint Europe. Univar Europe's organic sales growth for 2005 was 7.2%.

The European business contended with stagnant to moderately declining manufacturing sectors throughout most of its markets in 2005, as well as with some product shortages in the middle of the year, as chemical producers were able to obtain higher prices in other markets, principally in North America and Asia. Against the general global trends, chemical prices, especially those of commodities, declined after the first quarter of 2005, although the effects of the US hurricanes and oil prices eventually were felt in Europe, and in the last third of the year prices again increased.

The 2005 gross margin of USD 301.0 million compared with USD 301.5 million in 2004, a decrease of 0.2%. Excluding the one-time event indicated above, gross margin increased by 2.4%. Chemical supply constriction driven by demand from North America and China, coupled with more moderate price increases than in other markets, pressured gross margin dollar growth.

Operating expenses as a percent of gross margin in 2005 increased to 86.6% from 85.2% in 2004. The increase in this ratio was due primarily to the USD 7.1 million included in gross margin last year. Total operating expenses in 2005 increased by 1.5%, to USD 260.8 million from USD 256.9 million in 2004. Excluding the effects of currency translation, operating expenses increased by 1.9%.

EBIT declined to USD 40.2 million from USD 44.6 million in 2004, or 9.9%. Excluding currency effects, new businesses, and the prior year sale of assets, EBIT increased by 8.5%. Most countries showed solid operating income growth. Modest organic sales growth and a strong focus on cost management contributed to the improvement.

Univar Canada

(in USD millions except EBIT margin)	**2005**	2004	% Change (actual)	% Change (currency-neutral)
Net sales	**$958.7**	$830.3	15.5%	8.1%
Gross margin	**147.9**	127.8	15.7	8.4
Operating expenses	**81.4**	73.8	10.3	2.9
Operating income before depreciation (EBITDA)	**71.7**	58.2	23.2	15.8
Operating income (EBIT)	**66.5**	54.0	23.1	15.9
EBIT margin (EBIT : Net sales)	**6.9%**	6.5%	-	-

2005 was another strong year for Univar Canada, with sales, gross margin and EBIT results again at record high levels. Univar Canada recorded net sales of USD 958.7 million in 2005 compared with USD 830.3 million in 2004, an increase of 15.5%. In local currency, net sales were up 8.1%. Sales volumes overall increased modestly, driven by the resource-based Western region. The Agriculture business was under pressure all year, due in large part to very unfavorable weather conditions. The industrial chemicals business also contended in 2005 with a stronger Canadian dollar relative to the US dollar (which has a negative effect on export business to the US) and some product scarcity, which prevented stronger sales growth; higher chemical prices helped offset these factors to an extent.

Gross margin was USD 147.9 million versus USD 127.8 million, up 15.7% from last year's performance. In local currency, gross margin was up 8.4%. Gross margin as a percent of sales was flat at 15.4%. While product scarcity allowed the company to increase selling prices, the effects of the strengthening Canadian dollar and competitive pressures on margins held gross margin percentage on a par with 2004.

Operating expenses declined as a percent of gross margin, to 55.0% in 2005 compared with 57.7% in 2004, as the increase in total operating expenses in 2005 was only 2.9% on a currency-neutral basis. EBIT rose 23.1%, to USD 66.5 million from USD 54.0 million, and as a percentage of sales to 6.9% in 2005 from 6.5% in 2004. This resulted from a combination of maintaining gross margin percentage at 15.4% on higher sales in 2005, and strong stewardship of operating expenses.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, McKesson is tendering to Univar lawsuits naming McKesson as a defendant and claiming personal injury from exposure to asbestos ("asbestos claims"). There are currently approximately 11,000 such claims pending in the State of Mississippi. In addition there are currently pending 320 asbestos claims filed in states other than Mississippi. Since it is unclear which plaintiffs, if any, may have valid claims against McKesson and what Univar's financial responsibility may be for such claims, no provision has been made for obligations, if any, resulting from the lawsuits.

Note to Editors
A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 09:30 a.m. CET today, March 16, 2006, can be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, +31 (0)20 7948 181, or in the UK, +44 (0) 207 154 2666. The analyst presentation is available at www.univarcorp.com in the Investor Center.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT – Fiscal Year

(in USD millions, except earnings per share and number of shares)	**2005**	2004	% Change
Net sales	**$5,986.7**	$5,284.2	13.3%
Cost of sales	**5,065.0**	4,441.0	14.1
Gross margin	**921.7**	843.2	9.3
Personnel costs	**436.9**	399.2	9.4
Depreciation	**40.5**	40.1	1.0
Other operating expenses	**236.6**	241.6	(2.1)
Total operating expenses	**714.0**	680.9	4.9
Operating income (EBIT)	**207.7**	162.3	28.0
Non-operating income	**1.1**	-	100.0
Interest expense, net	**25.9**	26.7	(3.0)
Income before taxes	**182.9**	135.6	34.9
Income tax expense	**59.4**	44.8	32.6
Net income	**123.5**	90.8	36.0
Dividend on cumulative financing preference shares	**-**	2.4	(100.0)
Net income available to common shareholders	**123.5**	88.4	39.7
Basic earnings per common share	**4.22**	3.05	38.4
Fully diluted earnings per common share	**4.17**	3.03	37.6
Weighted-average shares outstanding	**29,235,800**	29,009,127	0.8
EBITDA	**248.2**	202.4	22.6

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Fourth Quarter

(in USD millions, except earnings per share and number of shares)	Q4 2005	Q4 2004	% Change
Net sales	**$1,404.5**	$1,311.0	7.1%
Cost of sales	**1,164.4**	1,090.0	6.8
Gross margin	**240.1**	221.0	8.6
Personnel costs	**116.1**	106.8	8.7
Depreciation	**9.3**	10.2	(8.8)
Other operating expenses	**59.0**	61.8	(4.5)
Total operating expenses	**184.4**	178.8	3.1
Operating income (EBIT)	**55.7**	42.2	32.0
Non-operating income	**0.4**	-	(100.0)
Interest expense, net	**5.5**	7.3	(24.7)
Income before taxes	**50.6**	34.9	45.0
Income tax expense	**14.6**	9.5	53.7
Net income	**36.0**	25.4	41.7
Dividend on cumulative financing preference shares	**-**	0.6	(100.0)
Net income available to common shareholders	**36.0**	24.8	45.2
Basic earnings per common share	**1.23**	0.85	44.7
Fully diluted earnings per common share	**1.21**	0.84	44.0
Weighted-average shares outstanding	**29,097,987**	29,036,738	0.2
EBITDA	**65.0**	52.4	24.0

ANNEX 3: CONSOLIDATED BALANCE SHEET

Before proposed distribution of net income to holders of common shares

(in US$ millions)	**December 31, 2005**	December 31, 2004
Intangible assets	**322.5**	337.4
Property, plant and equipment	**476.3**	471.2
Deferred tax assets	**175.0**	188.7
Other assets	**10.4**	9.6
Total non-current assets	**984.2**	1,006.9
Inventories	**587.6**	514.4
Accounts receivable	**864.2**	828.0
Other receivables and prepaid expenses	**95.7**	83.7
Income tax receivable	**11.3**	16.2
Cash and cash equivalents	**35.1**	61.6
Total current assets	**1,593.9**	1,503.9
Total assets	**2,578.1**	2,510.8
Issued capital	**35.4**	58.2
Share premium	**568.7**	582.3
Treasury shares	**(14.7)**	(6.7)
Retained earnings	**182.8**	83.1
Other reserves	**11.6**	25.7
Total equity	**783.8**	742.6
Long-term debt	**443.5**	413.9
Provisons	**271.3**	330.6
Deferred tax liabilities	**63.0**	66.0
Other liabilities	**15.7**	14.7
Total non-current liabilities	**793.5**	825.2
Amounts owed to banks	**56.5**	66.5
Current portion of long-term debt	**0.2**	2.3
Trade accounts and other accounts payable	**890.7**	827.6
Income tax payable	**28.6**	23.6
Provisions	**24.8**	20.3
Dividend on cumulative financing preference shares	**-**	2.7
Total current liabilities	**1,000.8**	943.0
Total liabilities	**1,794.3**	1,768.2
Total equity and liabilities	**2,578.1**	2,510.8

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS – Fiscal Year

(in US$ millions)	2005	2004
Net income	**123.5**	90.8
Adjustments for:		
Depreciation and amortization	**40.6**	40.1
Stock option expense	**0.9**	0.6
Movements in provisions	**(43.7)**	(15.9)
Movement in deferred tax	**3.0**	(3.0)
(Gain)/loss on sale of property, plant and equipment	**2.5**	(2.6)
Gross cash flow from operating activities	**126.8**	110.0
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(107.6)**	(67.7)
Net cash flow from operating activities	**19.2**	42.3
Investments:		
Property, plant and equipment	**(63.7)**	(38.5)
Business acquisitions (including goodwill)	**(0.7)**	(0.1)
Total investments	**(64.4)**	(38.6)
Disposals:		
Property, plant and equipment	**2.1**	10.9
Total disposals	**2.1**	10.9
Net cash flow from investing activities	**(62.3)**	(27.7)
Financing:		
Repayment of long-term debt	**(99.6)**	(409.3)
Proceeds from long-term debt	**164.7**	345.4
Redemption cumulative financing preference shares	**(38.3)**	-
Net proceeds from share issues	**0.8**	4.2
Shares purchased for treasury	**(8.6)**	-
Dividend tax	**0.5**	(0.7)
Cash dividends	**(15.6)**	(12.7)
Net movements in short-term financing	**(5.0)**	44.3
Net cash flow from financing activities	**(1.1)**	(28.8)
Net cash flow	**(44.2)**	(14.2)
Exchange and translation differences	**17.7**	9.9
Decrease in cash and cash equivalents	**(26.5)**	(4.3)
Cash and cash equivalents at beginning of year	**61.6**	65.9
Cash and cash equivalents at end of year	**35.1**	61.6

Interest received	**1.8**	2.6
Interest paid	**27.4**	24.0
Income tax received	**6.6**	12.0
Income tax paid	**46.1**	49.0



NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PRESS RELEASE

Univar Announces USD 50 million Share Buy Back

Rotterdam, The Netherlands – April 3, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced it intends to buy back up to USD 50 million of its own ordinary shares. The purchase will be made in light of the opportunity to subscribe to the offer by HAL Investments, to sell up to 8,000,000 Univar N.V. shares, also announced today.

Gary E. Pruitt, chairman and CEO, said, "The sale of shares by HAL Investments is beneficial to the company and its shareholders. It will diversify our shareholder base and it creates the opportunity for increased liquidity in our shares. It also provides the company with a good opportunity to buy back a limited portion of its ordinary shares for general corporate purposes through participation in the offering."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the "Securities Act"). They may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. No public offering of the securities will take place in the United States.

###


UNIVAR

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PRESS RELEASE

Univar Completes Share Buy Back

Rotterdam, The Netherlands – April 4, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that it has bought back 980,000 of its own ordinary shares, through subscription to an offering announced yesterday, April 3, by HAL Investments to sell up to 8 million Univar N.V. shares. The shares were purchased at the offering price.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the "Securities Act"). They may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. No public offering of the securities will take place in the United States.

###



PRESS RELEASE

Univar Purchases Spanish Chemical Distributor

Rotterdam, The Netherlands – April 7, 2006 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar Europe business unit has acquired 100% of the stock of JSM Chemicals S.A., based near Valencia, Spain. The acquisition was completed on April 6, 2006. For the calendar year 2005, JSM recorded net sales of approximately EUR 13 million.

JSM is a regional solvent and inorganic chemicals distributor, enjoying a strong market share in the Levante area of Spain. It owns a modern, purpose-built facility in Chiva, 30 kilometers from Valencia, making it well positioned to service the industrial base in this rapidly growing economy. JSM was founded in 1991 by two partners, with another three partners added subsequently. Three will remain active directly in the business while two others will continue to operate as sales agents for Univar.

Univar, with its much broader product range, expects to build on this platform to create a market leading position in the Levante region with a strong industry focus and a significantly wider range of both commodity and specialty chemicals.

The current management of JSM have signed contracts with Univar to assure an uninterrupted transition, and look forward to continuing to drive the growth they have enjoyed since founding the company.

Commenting on the acquisition, Gerard Essink, Univar's Regional Director for Iberia, stated, "We are very pleased at the opportunity to add JSM Chemicals to our Iberian business. It provides Univar with excellent growth potential, adding our product range to the well established commodity base of JSM, with the added advantage of a purpose-built facility in the growing industrial region around Valencia. JSM management have done an excellent job since the company's inception in establishing and servicing a strong and loyal customer base, and we are delighted that they are remaining with Univar to continue their success."

John Phillpotts, President of Univar Europe, also commented, "The purchase of JSM is consistent with our strategy of building market share in Europe, and in particular expanding our presence in existing markets through carefully targeted customer-focused companies."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavours to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its

customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, spread across the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###



PRESS RELEASE

Univar Reports First-Quarter 2006 Results: Sales Increase of 8.9%, EBIT Growth of 19.1% and EPS Improvement of 17.8%

Rotterdam, The Netherlands – May 4, 2006 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal first quarter ended March 31, 2006.

Highlights Q1 2006

- **Univar reported first-quarter 2006 EBIT of USD 54.8 million, an increase of 19.1% over first-quarter 2005's USD 46.0 million. Results were driven by solid sales growth and continued focus on expense management.**
- **Consolidated first-quarter net sales grew by 8.9% to USD 1,583.0 million compared with USD 1,453.0 million in 2005. The improvement was due to comparatively similar rates of revenue growth for the company's three major business units—Univar USA, Univar Europe and Univar Canada. On a currency-neutral basis, consolidated net sales increased 11.0%.**
- **Effective expense controls, combined with higher revenue and gross margin dollars, resulted in a year-over-year decline in operating expenses as a percent of gross margin, to 77.1% in 2006's first quarter from 79.3% in 2005's first quarter.**
- **The company reported a 16.7% gain in net income available to common shareholders in first-quarter 2006 to USD 30.8 million, or USD 1.06 per common share, compared with USD 26.4 million, or USD 0.90 per common share, a year ago.**



Consolidated Key Results

(unaudited; in USD millions except EBIT margin and earnings per share)	**Q1 2006**	Q1 2005	% Change (actual)	% Change (currency-neutral)
Net sales	**1,583.0**	1,453.0	8.9%	11.0%
Gross margin	**239.2**	222.0	7.7	9.6
Operating expenses	**184.4**	176.0	4.8	7.1
Operating income before depreciation (EBITDA)	**65.5**	56.4	16.1	16.5
Operating income (EBIT)	**54.8**	46.0	19.1	19.1
EBIT margin (EBIT:Net sales)	**3.5%**	3.2%	-	-
Net income available to common shareholders	**30.8**	26.4	16.7	15.9
Basic earnings per common share	**1.06**	0.90	17.8	16.7

Market Environment

In North America, manufacturing activity during the first quarter was reasonably strong, while in Europe, industrial production in the markets served by Univar was less robust. Univar's North American results were driven by modest increases in chemical pricing, increased pound volumes, as well as increased gross margin per pound of product sold. The company noted specific strength in the Energy sector. In Europe, improved performance was realized in the UK and Italy, with particularly strong results in France, which is benefiting from restructuring activities undertaken over the past two years. Univar's overall profitability continues to improve, with EBIT margin for Q1 2006 of 3.5% compared with 3.2% in the year-ago quarter.

Outlook

Based on the operating progress of the past several years and a continued expectation for moderate growth in chemical demand, Univar believes it is well positioned to achieve year-over-year operating performance improvement in sales and EBIT again in 2006. Compared to 2005, we anticipate a lessening in our rate of growth as further uplift from chemical pricing is less likely.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 163 distribution centers, located throughout the United States, Canada and 18 European countries. In 2005, Univar generated net sales of USD 6.0 billion and operating income (EBIT) of USD 207.7 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Three months ended March 31,		
	2006	2005	% Change
Net sales	**1,583.0**	1,453.0	8.9%
Cost of sales	**1,343.8**	1,231.0	9.2
Gross margin	**239.2**	222.0	7.7
Personnel costs	**107.7**	104.7	2.9
Depreciation expense	**10.7**	10.4	2.9
Other operating expenses	**66.0**	60.9	8.4
Total operating expenses	**184.4**	176.0	4.8
Operating income (EBIT)	**54.8**	46.0	19.1
Other expense	**0.5**	-	-
Interest expense, net	**6.5**	6.0	8.3
Income from ordinary activities before taxes	**47.8**	40.0	19.5
Income tax expense	**17.0**	13.6	25.0
Net income available to common shareholders	**30.8**	26.4	16.7
Basic earnings per common share	**1.06**	0.90	17.8
Fully diluted earnings per common share	**1.04**	0.90	15.6
Weighted-average shares outstanding	**29,097,987**	29,269,071	(0.6)

Rules

of the

Supervisory Board

of

Univar N.V.



NOV 2 0 2006
WASH., D.C.
SECTION
190

RULES OF THE SUPERVISORY BOARD

These Rules of the Supervisory Board ("**rules**") were adopted by the supervisory board (the "**supervisory board**") of Univar N.V. ("**company**") on March 16, 2005 and amended on May 9, 2006.

Article 1
Status and contents of the rules

1.1. These rules are adopted pursuant to article 16.11 of the company's articles of association and regulate the supervisory board's decision making process. These rules replace in their entirety the rules adopted by the supervisory board on October 31, 2002.

1.2 Where these rules are inconsistent with Dutch law or the company's articles of association, the law shall prevail or, to the extent the articles are not inconsistent with the law, the articles shall prevail. Where these rules conform to the company's articles of association but are inconsistent with Dutch law, the latter shall prevail. If one or more provisions of these rules are or become invalid, this shall not affect the validity of the remaining provisions. The supervisory board shall replace the invalid provisions with ones that are valid and the effect of which, given the contents and purpose of these rules is, to the greatest extent possible, similar to that of the invalid provisions.

1.3 The following annexes are attached to, and form an integral part of, these rules:

Annex A: profile of the supervisory board's scope and composition
Annex B: audit committee rules
Annex C: remuneration committee rules
Annex D: selection and appointment committee rules
Annex E: resignation rota for members of the supervisory board
Annex F: matters requiring consent of supervisory board

1.4 These rules are based on the Dutch corporate governance code as adopted by the Corporate Governance Committee in December 9, 2003 ("Corporate Governance Code" or "Code").

1.5. In its resolution adopted on March 16, 2005, the executive board of the company unanimously declared that:

a) it will comply with, and be bound by the obligations arising from, these rules to the extent that they apply to it and its members (including articles 4.2, 11.4, 13.2, 13.3, 13.4, 14.2, 14.4 and 15.2; and

b) on appointment of new members it will cause such members to issue a declaration as referred to in a) above.

1.6. The external auditor of the company shall declare that it will comply with, and be bound by the obligations arising from these rules to the extent that they apply to it.

1.7. These rules shall be published on the company's website: www.univarcorp.com.

Article 2
Responsibilities of the supervisory board

2.1. The supervisory board shall be responsible for supervising the executive board and the general affairs of the company and its affiliated enterprises, and for advising the executive board. In discharging its duties, the supervisory board shall be guided by the interests of the company and its business; it shall take into account the relevant interests of all those involved in the company (including the company's shareholders) and the objective of creating shareholder value in the long run. The supervisory board is responsible for the quality of its own performance.

2.2 The responsibilities of the supervisory board shall include:

a) supervising, monitoring, and advising the executive board on: (i) the achievement of the company's objectives, (ii) the company's strategy and risks inherent to its business activities, (iii) the structure and management of the risk management and internal control systems, (iv) the financial reporting process, (v) compliance with legislation and regulations, and (vi) the company's performance;

b) disclosing, complying with and enforcing the company's corporate governance structure;

c) approving the annual accounts and approving the company's annual budgets and major capital expenditures;

d) selecting, and recommending the appointment of, the company's external auditor;

e) non-binding recommendations on the appointment of the members of the executive board (which may but need not be to the effect that for an appointment a choice can be made from at least two persons), proposing the remuneration policy for members of the executive board (such appointments and policy to be adopted by the general meeting of shareholders of the company (the "**general meeting**"), fixing the remuneration (in accordance with the said remuneration policy) and contractual terms and conditions of employment of members of the executive board;

f) non-binding recommendations on the appointment of the members of the supervisory board (which may but need not be to the effect that for an appointment a choice can be made from at least two persons), such appointments to be adopted by the general meeting and proposing the remuneration of its members;

g) evaluating and assessing the functioning of the executive board, the supervisory board, and their individual members (including the evaluation of

the supervisory board's profile and the induction, education and training program (see articles 3.1. and 8));

h) handling, and deciding on, reported potential conflicts of interest within the meaning of article 11 between the company on the one side and members of the executive board, the external auditor and the supervisory board on the other side; and,

i) handling, and deciding on, reported alleged *irregularities* that relate to the functioning of the executive board within the meaning of article 12.

2.3. The supervisory board shall prepare and publish a report on its functioning and activities during the preceding financial year. The report shall at least include the information referred to in articles 3.3, 3.6, 5.3, 10.5, 11.4, 11.5, 14.4, 17.1 and 17.2.

Article 3
Composition, expertise and independence of the supervisory board

3.1. The supervisory board will determine the number of members of the supervisory board, of whom there must be at least three. Members of the supervisory board must be natural persons. The supervisory board shall prepare a profile of its scope and composition, taking into account the nature of the business, its activities, and the desired expertise, experience and independence of its members. The supervisory board shall evaluate the profile annually. The profile shall be made generally available and shall, in any event, be posted on the company's website as referred to in article 1.7. The present profile of the supervisory board is attached as **Annex A**.

3.2. The composition of the supervisory board shall be such that the combined experience, expertise and independence of its members meet the profile attached as Annex A and enables the supervisory board to best carry out the variety of its responsibilities and duties to the company and all others involved in the company (including its shareholders), consistent with applicable law and regulations (including the rules of any exchange on which the company's shares (or depositary receipts thereof) may be listed.

3.3 In composing the supervisory board, the following requirements must be observed:

a) each of its members must be capable of assessing the broad outline of the overall policy of the company and its business;

b) the supervisory board as a whole must match the profile attached as Annex A and, by way of a member's respective participation in the supervisory board (upon (re)appointment and thereafter), the supervisory board as a whole must be composed in accordance with article 3.2;

c) at least one of the members of the supervisory board must have relevant expertise in financial administration and accounting for listed companies or other large companies;

d) each of its members, with the exception of no more than one person, must be independent within the meaning of article 3.4;

e) none of its members may maintain more than five memberships of supervisory boards in Dutch listed companies (including the company); in this connection, a chairmanship counts twice;

f) none of its members may be a member of the executive board of the administrative trust that holds and administers the shares in the company's capital by way of fiducia cum amico (*ten titel van beheer*); and,

g) the chairman of the supervisory board may not be a former member of the executive board.

In the supervisory board's report the supervisory board shall declare that in its view article 3.3 (d) has been fulfilled. It shall also indicate which supervisory board members it considers to be not independent (if any).

3.4. Members of the supervisory board will not be considered independent within the meaning of article 3.3 (and will accordingly be considered independent if none of the below apply to him/her) if he/she or his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

a) has been an employee of the company or member of the company's executive board (including associated companies as referred to in section 1 of the 1996 Disclosure of holdings in listed companies act (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*) in the five years prior to his/her appointment;

b) receives personal financial compensation from the company, or a company affiliated with the company, other than the compensation received for the work performed as a supervisory board member and in so far as this is not in keeping with the normal course of business;

c) has had an important business relationship with the company or a company associated with it in the year prior to his/her appointment. This will in any event include the situation where a supervisory board member, or the firm of which he/she is a shareholder, partner, associate or advisor, has acted as advisor to the company (consultant, external auditor, civil notary or lawyer) and the situation where a supervisory board member is an executive board member or an employee of any bank with which the company has a lasting and significant relationship;

d) is a member of the executive board of a company, of which a member of the company's executive board (that he/she supervises) is a supervisory board member (cross-ties);

e) holds at least ten percent of the shares in the company (including the shares held by natural persons or legal entities that co-operate with him/her under a legal, tacit, oral or written agreement);

f) is a member of the executive or supervisory board, or is a representative in some other way, of a legal entity that holds at least ten percent of the shares

in the company, unless such entity is a member of the same group as the company; or,

g) has temporarily managed the company during the preceding twelve months while members of the executive board were absent or unable to discharge their duties.

3.5. The supervisory board may appoint one or more members as "delegated" supervisory board member. Delegated members are members with a special task. The delegated authority may not exceed the duties of the supervisory board member him/herself and therefore does not include managing the company; it entails more intensive supervision and advice and more frequent consultation with the executive board. The delegation shall be of a temporary nature only. The delegation may not detract from the function and power of the supervisor board. Delegated supervisory board members remain members of the supervisory board.

3.6. Each member of the supervisory board shall be required to submit to the board's chairman such information as is necessary to record or update, as the case may be, his/her:

a) gender;

b) age;

c) profession;

d) principal position;

e) nationality;

f) other positions as far as relevant to the duties as a member of the supervisory board;

g) date of initial appointment; and,

h) current term in office.

The chairman shall ensure that such information is published in the supervisory board's report.

3.7 Each member of the supervisory board shall submit to the board's chairman or to the company secretary such declaration or information as is necessary for the supervisory board to prepare the report on the independence of its members as required by article 3.3.

Article 4
Chairman, vice-chairman and company secretary

4.1. The supervisory board shall appoint one of its members as chairman and another as vice-chairman. Annex E sets out which supervisory directors have been designated chairman and vice-chairman, respectively. Only the supervisory board may resolve to appoint a chairman or vice chairman. The chairman determines the agenda, chairs the meetings of the supervisory board, monitors the proper functioning of the supervisory board and its committees, arranges for

the adequate submission of information to the members of the supervisory board, ensures that there is sufficient time for decision taking, arranges for the induction and training program for members of the supervisory board, acts on behalf of the supervisory board as main contact for the executive board, initiates the evaluation of the functioning of the supervisory board and of the executive board, and as chairman ensures the orderly and efficient conduct of the general meeting. The chairman of the supervisory board ensures:

a) the co-ordination of the supervisory board's decision-taking process;

b) the adequate and timely submission of information to the members of the supervisory board as necessary for the proper performance of their duties;

c) that there is ample time for consultation, consideration and decision-taking by the supervisory board;

d) the steering, and procuring the adequate performance of, the committees of the supervisory board;

e) the evaluation and assessment of the functioning of the members of the executive board and the supervisory board;

f) the appointment of a vice-chairman of the supervisory board by the supervisory board;

g) that the contact with the executive board and the works council, if any, is productive and that the results thereof are timely and prudently communicated to the other members of the supervisory board;

h) receiving, and deciding on, reported potential conflicts of interest within the meaning of article 11; and,

i) receiving, and deciding on, reported alleged irregularities relating to the functioning of the members of the executive board within the meaning of article 12.

4.2. The supervisory board shall be assisted by the company secretary to be appointed and dismissed, whether or not at the recommendation of the supervisory board, by the executive board subject to the prior approval of the supervisory board. The company secretary shall be primarily responsible for:

a) compliance with the supervisory board's functioning with Dutch law, the company's articles of association and the rules and regulations issued pursuant thereto (including these rules);

b) assisting the chairman of the supervisory board in the logistics of the supervisory board (information, agenda, evaluation, etc.); and,

c) the induction, education and training program.

Article 5
Supervisory board committees

5.1. In case the supervisory board comprises more than four members, it shall have at least three standing committees, *i.e.*, the audit committee, the remuneration committee and the selection and appointment committee, to be appointed by the

supervisory board from its own members. The entire supervisory board remains responsible for its decisions even if they were prepared by one of the board's committees.

5.2. The supervisory board shall prepare rules governing the respective committee's practices and principles (responsibilities, composition, meetings, etc.). The present rules of the respective committees are attached as **Annexes B, C** and **D**.

5.3. The composition of the committees, the number of committee meetings and the main items to be discussed therein shall be recorded in the supervisory board's report. The rules governing the respective committee's practices and principles and the composition of its respective members shall be placed on the company's website as referred to in article 1.7.

5.4. Should one or more committees as referred to in article 5.1. not be instituted, their respective practice and principles as set forth in the relevant Annex shall apply *mutatis mutandis* to the supervisory board.

5.5. The supervisory board shall receive from each of the committees on an annual basis, or more often if so requested, a report of its deliberations and findings.

Article 6
(Re)appointment, term and resignation

6.1. The members of the supervisory board shall be appointed in the manner provided in the company's articles of association on the recommendation or nomination of the supervisory board. On reappointment, the manner in which the candidate fulfilled his/her duties as member of the supervisory board shall be taken into account. Members of the supervisory board shall hold office for an initial term of four years and shall thereafter be eligible for re-appointment, provided that no member shall hold office for more than three 4-year terms or twelve years, as the case may be unless the supervisory board decides otherwise.

6.2. The resignation rota of the supervisory board shall be as stated in **Annex E**. Subject to article 6.3, members of the supervisory board shall resign in accordance with the resignation rota.

6.3. Members of the supervisory board shall retire early in the event of inadequate performance, and other instances where retirement is deemed necessary at the discretion of the supervisory board.

6.4. Members of the supervisory board who take on the management of the company temporarily, where the executive board members are absent or unable to discharge their duties, shall temporarily resign from the supervisory board in order to do so.

Article 7
Remuneration; Investment Regulations

7.1. The supervisory board shall from time to time submit proposals to the general meeting in respect of the remuneration to be paid to the chairman and other members of the supervisory board. The remuneration of a supervisory board member may not be made dependent on the company's results. If the members of the supervisory board are required to charge VAT on their fees, the company shall pay the amount of VAT.

7.2. In fixing the remuneration of the supervisory board, the following requirements must be observed:

a) none of its members may receive shares and/or options or similar rights to acquire shares in the company's capital as part of their remuneration;

b) none of its members may hold securities described in sub a) other than for long-term investment;

c) none of its members may hold securities other than as described in sub a) unless (i) the securities are held in accordance with the regulations as described below, (ii) he/she holds such securities for investment in listed investment funds, or (iii) in case of investment in other funds, only if he/she has entrusted an independent third party with the management of his/her securities portfolio pursuant to a written mandate agreement;

d) none of its members may accept personal loans, guarantees, et cetera, from the company, other than in the normal course of business and with the approval of the supervisory board. No remission of loans may be granted.

The supervisory board shall adopt a set of regulations containing rules governing the ownership interest of, and transactions in, securities (other than issued by the company) by the supervisory and executive board members. The regulations shall be placed on the company's website as referred to in article 1.7. A member of the supervisory or executive board shall periodically, at least every quarter, notify the compliance officer of the company, or if no such officer has been appointed, the chairman of the supervisory board, of any changes in his or her ownership interest in securities in Dutch listed companies. Members of the supervisory or executive board that invest solely in listed investment funds, or, in case of investment in other funds, only if they have entrusted an independent third party with the management of their securities portfolio pursuant to a written mandate agreement are exempted from this latter provision.

7.3. Members of the supervisory board shall be reimbursed for all reasonable costs incurred in connection with their serving as members of the supervisory board.

7.4. The remuneration of supervisory board members shall be determined by the general meeting of shareholders. Remuneration shall be paid semi-annually in arrears. Remuneration shall be paid for the entire semi-annual period in which a member commences or terminates service. The notes to the annual accounts shall in any event contain the information prescribed by law as to the size and structure of the remuneration of individual members of the supervisory board.

Article 8
Induction program and ongoing training and education

8.1. Once appointed, each member of the supervisory board shall follow an induction program, prepared and sponsored by the company, addressing:

a) general financial and legal affairs;

b) financial reporting by the company;

c) specific aspects unique to the company and its business activities; and,

d) responsibilities of members of the supervisory board.

8.2. The supervisory board shall evaluate the induction program annually to identify any other specific aspects in respect of which further training and education is required.

Article 9
Supervisory board meetings (agenda, teleconferencing, attendance, minutes)

9.1. The supervisory board shall hold at least four meetings per year according to a meeting schedule drawn up for each calendar year, and whenever one or more of its members have requested a meeting. Members of the executive board may also request a meeting.

Meetings may be attended by one or more members by telephone or videoconference, provided that all participants can hear each other simultaneously.

9.2. Members of the supervisory board who are frequently absent during meetings of the supervisory board shall be asked by the chairman to explain their absence. Frequent absences shall be reported in the supervisory board's report.

9.3. Unless the supervisory board decides otherwise, meetings of the supervisory board shall be attended by one or more members of the executive board, save for meetings (or those portions of a meeting) concerning:

a) the evaluation of the functioning of the executive board and its individual members, and the conclusions to be drawn from that evaluation;

b) the evaluation of the functioning of the supervisory board and its individual members, and the conclusions to be drawn from that evaluation;

c) the desired profile, scope and composition of the supervisory board; or,

d) the potential conflicts of interest of members of the executive board within the meaning of article 11.

The external accountant of the company shall attend each supervisory board meeting at which the examination, adoption and, if applicable, approval of the annual accounts are discussed. The external accountant shall receive the financial information underlying the adoption of the quarterly or half-yearly

accounts and other interim financial reports and shall be given the opportunity to respond to all information.

9.4. Meetings shall be convened by the company secretary on behalf of the member(s) requesting the meeting. Where this is practically possible, notices convening a meeting and the agenda of items and documents to be considered and discussed therein shall be dispatched 5 working days before the meeting and sent to each member of the supervisory board and the members of the executive board. A meeting shall be duly convened on shorter than 5 days notice if all members consent.

9.5. Minutes of the meeting shall be prepared by the secretary of the meeting. They shall generally be adopted at the next meeting. If all members of the supervisory board agree on the contents of the minutes, they may be adopted earlier. The minutes shall be signed for adoption by the chairman and shall be dispatched to all members of the supervisory board as soon as practically possible. The company secretary may issue and sign extracts of the adopted minutes. The company secretary may delegate authority to issue and sign extracts of the adopted minutes and to issue certificates as to actions taken by the supervisory board.

9.6 The minutes shall be in the form and content customary for the type and subject of the meeting and shall record the topics discussed, the inquiries made and the decisions taken with respect to each topic. Separate summaries of the decisions taken during the meeting, as well as a list of actions to be taken, shall be attached to the minutes.

Article 10
Supervisory board resolutions (quorum, votes, items to be considered)

10.1 The supervisory board resolves by an absolute majority except with respect to such resolutions by the supervisory board, which in accordance with the company's articles of association or the Rules of the Supervisory Board, require a unanimous decision. Members who have a conflict of interests as referred to in article 11 or who abstain from voting shall not be taken into account when determining the quorum or whether a proposal is adopted by the required number of votes.

10.2 The supervisory board may adopt resolutions outside a meeting, provided that a resolution in writing has been submitted to all of its members and none of them has objected to this form of decision taking. The chairman shall prepare and sign a report of the resolution adopted in the above manner, enclosing any written replies received. Subject to the relevant provisions in the company's articles of association, the adoption of resolutions outside a meeting must be reported at the next meeting.

10.3 Resolutions of the executive board which require the approval of the supervisory board pursuant to the articles of association (including but not limited to the list of matters in article 12.14 of the company's articles of association), and such other resolutions as the supervisory board may designate, shall not be effective until

the supervisory board has given its approval. **Annex F** to these rules identifies and lists additional resolutions and actions of the executive board which require the prior approval of the supervisory board.

10.4 The ongoing items to be considered and discussed at supervisory board meetings include reviewing the company's budget and financial results, approving major decisions requiring supervisory board action, discussing and approving corporate strategy (and changes thereto) with the executive board (*e.g.* long-term strategy, capital expenditures in excess of the company's budget, long-term capital structures, new lines of business, major acquisitions and divestments), and receiving reports from the supervisory board's committees.

10.5 At least once a year, the supervisory board shall discuss:

a) the functioning of the supervisory board and its individual members, and the conclusions to be drawn on the basis thereof;

b) the desired profile, composition and competence of the supervisory board;

c) the functioning of the executive board and its individual members and the conclusions to be drawn on the basis thereof;

d) the evaluation of the induction, education and training program as referred to in article 8; and,

e) the corporate strategy, the risks of the business and the result of the evaluation by the executive board of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto.

The report of the supervisory board will refer to the fact that such discussions were held.

10.6 In the event the company is the subject of a rating-process made by a reputable ranking institute, the report of such institute should be on the agenda for discussion during a meeting of the supervisory board.

Article 11
Conflicts of interest

11.1 A supervisory board member shall not participate in the discussions and/or decision-taking process on a subject or transaction in relation to which he/she has a conflict of interest with the company within the meaning of article 11.2. Such transaction must be concluded on terms at least customary in the sector concerned. Resolutions to enter into such transactions must be approved by the supervisory board.

The chairman of the supervisory board shall ensure that transactions in respect to which supervisory board members have a conflict of interest are referred to in the company's annual report with reference to the conflict of interest and a declaration that articles 11.1, 11.2, and 11.3 were complied with.

11.2 A member of the supervisory board shall in any event have a conflict of interest with the company if:

a) he/she personally has a material financial interest in a company with which the company intends to enter into a transaction;

b) he/she has a family law relationship (*familierechtelijke verhouding*) with a person (i.e his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree) who is a member of the executive board of a company with which the company intends to enter into a transaction;

c) he/she is a member of the executive or supervisory board of, or holds similar office with, a company with which the company intends to enter into a transaction;

d) under applicable law, including the rules of any exchange on which the company's shares (or depositary receipts thereof) are listed, such conflict of interest exists or is deemed to exist; or,

e) the supervisory board has ruled that such conflict of interest exists or is deemed to exist.

11.3. Each supervisory board member shall immediately report any potential conflict of interest concerning a supervisory board member to the chairman of the supervisory board (or to the vice-chairman in the case of conflicts involving the chairman). The supervisory board member with such (potential) conflict of interest must provide the chairman (or to the vice-chairman in the case of conflicts involving the chairman) of the supervisory board with all information relevant to the conflict of interest, including information relating to the persons with whom he/she has a relationship under family law (*familierechtelijke verhouding*) his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. In all circumstances other than the ones listed in article 11.2 under d) and e), the supervisory board will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest to which article 11.1 applies.

11.4. Article 11.2 applies *mutatis mutandis* to members of the executive board.

Each member of the executive board shall immediately report any potential conflict of interest concerning a member of the executive board to the chairman of the supervisory board. The executive board member with such (potential) conflict of interest must provide the chairman of the supervisory board with all information relevant to the conflict of interest, including information relating to the persons with whom he/she has a relationship under family law (*familierechtelijke verhouding*) (i.e. his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree). In all circumstances other than the ones listed in article 11.2 under d) and e), the supervisory board will determine whether a reported (potential) conflict of interests qualifies as a conflict of interest pursuant to which the transaction must be concluded on terms at least customary in the sector concerned. Resolutions to enter into such transaction must be approved by the supervisory board.

The chairman of the supervisory board shall ensure that these transactions are referred to in the company's annual report with reference to the conflict of interest and a declaration that this article 11.4 was complied with.

11.5 The external auditor shall in any event have a conflict of interest with the company, if:

a) the independence of the external auditor with respect to its supervision of financial reporting is compromised by the non-audit activities it provides the company, including, for example, consulting on tax, marketing, management, strategy, acquisitions or information technology;

b) the responsible partner in the external auditor's firm has been in charge of the audit activities for the company during a continuous period of 5 years without rotation;

c) under applicable law, including the rules of any exchange on which the company's shares (or depositary receipts thereof) are listed, such conflict of interest exists or is deemed to exist; or,

d) the supervisory board at its sole discretion has ruled that such conflict of interest exists or is deemed to exist.

The external auditor of the company, as well as each member of the executive and supervisory boards, shall immediately report any potential conflict of interest concerning the external auditor to the chairman of the supervisory board. The external auditor of the company, as well as each member of the executive and supervisory boards must provide all information relevant to the conflict of interest to the chairman of the supervisory board. In all circumstances other than the ones listed under c) and d) above the supervisory board will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest pursuant to which the appointment of the external auditor will have to be reconsidered or other measures must be taken to resolve it.

The chairman of the supervisory board shall ensure that those measures will be mentioned in the company's annual report with reference to the conflict of interest and a declaration that this article 11.5 was complied with.

Article 12
Complaints, whistle blowers

12.1. The executive board shall ensure that employees have the opportunity, without jeopardizing their legal position, to report alleged irregularities of a general, operational and financial nature within the company to the chairman of the executive board or to an officer designated for such purpose by him.

12.2. Alleged irregularities that relate to the functioning of the members of the executive board shall be reported to the chairman of the supervisory board.

12.3. The arrangements for whistle blowers will be placed on the company's website as referred to in article 1.7

Article 13
Information, relationship with the executive board

13.1 The supervisory board, and its individual members, have their own responsibility for obtaining all information from the executive board and the external auditor that the supervisory board requires for the due performance of its duties. If the supervisory board deems necessary, it may obtain information from officers and external advisors of the company. The executive board shall provide the necessary means for this purpose. The supervisory board may require that certain officers and external advisors attend its meetings.

13.2 The executive board shall timely provide the supervisory board with information (if possible, in writing) on all facts and developments concerning the company which the supervisory board may need to function as required and to properly carry out its duties.

13.3 The executive board shall quarterly, or on such frequency as may be requested by the supervisory board, provide the supervisory board with a report prepared in a format as agreed to from time to time and setting out detailed information on, *inter alia*, finance, marketing, investments and staff.

13.4 Each year, without prejudice to the above, the executive board shall provide the supervisory board with a budget for the following year, an up-to-date version of its long-term plans, the main features of the strategic policy, the general and financial risks, the management and control systems of the company and the compliance with all relevant laws and regulations. In addition, the executive board shall issue an annual declaration that it has provided the supervisory board with all relevant information required for the due performance of its duties. These documents will be provided in time so as to enable the supervisory board to give its approval by a date specified from time to time by the supervisory board.

Article 14
Relationship with the shareholders

14.1 In accordance with the company's articles of association, general meetings of shareholders may be convened at the request of the supervisory board or the executive board. The person(s) convening the meeting shall ensure that it is held in due time and that the shareholders are informed by means of a shareholders circular of all facts and circumstances relevant to the item(s) on the agenda. The shareholders circular will be placed on the website of the company, referred to in article 1.7.

14.2 The members of the company's executive and supervisory boards shall participate in shareholders meetings, unless they are prevented from attending on serious grounds. In conformity with the articles of association of the company, the chairman shall chair the general meetings (unless the supervisory board appoints another person), and shall decide on the contents of resolutions. The ruling pronounced by the chairman in respect of the outcome of a vote in a general meeting shall be decisive subject to the provisions of article 2:13 of the Dutch Civil Code.

14.3 The supervisory board shall provide the general meeting with any information it may require concerning an item on the agenda, unless important interests (*zwaarwegende belangen*) of the company or any law, rule or regulation applicable to the company prevents it from doing so. The supervisory board shall specify the reasons for invoking such important interests.

14.4 The executive board and the supervisory board are responsible for the corporate governance structure of the company and must give account to the annual general meeting in relation to such structure. Each year the broad outline of the company's corporate governance structure shall be set forth in a separate chapter of the annual report. This chapter shall set forth whether the best practices of the Code were followed and if not, the reason for not doing so, and to what extent the company deviates from these best practices.

Each significant change in the company's corporate governance structure and compliance with the Code shall be addressed in a separate item on the agenda for consideration by the annual general meeting.

Article 15
Insurance and Indemnification

15.1 The company shall take out liability insurance (directors' and officers' liability insurance) which covers members of the supervisory board.

15.2 The company will, to the fullest extent permitted by law and subject to the terms and conditions of an indemnity agreement to that effect, indemnify members of the supervisory board against all costs (including lawyers fees, fines, settlement amounts, etc.) incurred by them in connection with any civil, criminal or administrative proceedings in which they are involved on account of their present or former membership on the supervisory board.

Article 16
Confidentiality

Members of the supervisory board shall treat all information and documentation acquired within the framework of their membership on the board with the necessary discretion and, in the case of classified information, with the appropriate secrecy. Classified information shall not be disclosed outside the supervisory or executive board, made public or otherwise made available to third parties, even after resignation from the supervisory board, unless it has been made public by the company or it has been established that the information is already in the public domain.

Article 17
Non-compliance, amendment

17.1 Without prejudice to the provisions of article 14.4, the supervisory board may occasionally decide at its sole discretion not to comply with and adhere to these rules pursuant to a supervisory board resolution to that effect, provided that such deviation is not prohibited by law or the articles of association of the company. Such resolutions shall be referred to in the supervisory board's report.

17.2 Without prejudice to the provisions of article 14.4, these rules, including any of the Annexes, may only be amended by a resolution of the supervisory board to that effect. Any amendments of these rules, including any of the Annexes, shall be referred to in the supervisory board's report.

Article 18
Governing law and jurisdiction

18.1 These rules shall be governed by and construed in accordance with the law of the Netherlands.

18.2. The courts of Rotterdam, the Netherlands, shall have exclusive jurisdiction to settle any dispute arising from or in connection with these rules, including any dispute regarding the existence, validity or termination of these rules.

ANNEX A

PROFILE

OF THE SUPERVISORY BOARD'S SCOPE AND COMPOSITION

This profile was adopted by the supervisory board of Univar N.V. on March 16, 2005 on the basis of article 3.1 of the Rules of the Supervisory Board.

The function of the supervisory board is to supervise the policies of the executive board and the general affairs of the company and its affiliated enterprises. The supervisory board assists the management board with advice.

The composition of the supervisory board shall be such that it can properly fulfill its supervisory and advisory roles on all important aspects of the company's business and that the combined experience, expertise and independence of its members will enable the supervisory board to perform its duties towards the Company and the stakeholders of the Company (including its shareholders).

Only one member of the supervisory board is allowed not to meet the requirements for independence as stated in article 3.4 of the Rules of the Supervisory Board.

Taking into account the nature of the Company's business and its activities, the combined profile of the members of the supervisory board shall normally encompass training or experience in the following areas:

- finance, internal controls and accounting;
- business and geographical strategies;
- administrative, information technology and organizational principles and methods;
- experience in countries, cultures and the markets in which the company operates or intends to operate;
- logistics, marketing, market and customer strategies and supplier relationships;
- relevant chemical industry and functional knowledge
- safety, health and environmental compliance;
- competencies and expertise as stated in the Principles and Best Practice provisions of article III.3 and III.3.2. of the Code;
- at least one member will be a 'financial expert' as defined in the Code.

The supervisory board consists of at least 3 and preferably 5 members. The criteria used for selecting and nominating board members should ensure that the jointly have sufficient knowledge and experience in most of the areas listed above.

ANNEX B

AUDIT COMMITTEE RULES

These rules were adopted by the supervisory board of Univar N.V. on March 16, 2005 on the basis of article 5.2 of the Rules of the Supervisory Board.

Article 1
Responsibilities

1.1. The audit committee advises the supervisory board in relation to its responsibilities and shall prepare resolutions of the supervisory board in relation thereto.

1.2. The responsibilities of the audit committee shall include:

a) supervising and monitoring, and advising the executive board on, the effect of internal risk management and control systems, including supervision of the enforcement of, and compliance with, the relevant laws and regulations, and supervising the effect of codes of conduct;

b) supervising the submission of financial information by the company (choice of accounting policies, application and assessment of the effects of new legislation in this area, information on the treatment of estimated entries (*schattingsposten*) in the annual accounts, forecasts, etc.);

c) supervising the compliance with recommendations and observations of internal and external auditors;

d) maintaining regular contact and supervising the functioning of the internal audit department; in particular co-determining the plan of action (*werkplan*) for the internal audit department and taking note of the findings and considerations of the internal audit department;

e) supervising the policy of the company on tax planning;

f) supervising the financing of the company;

g) supervising the application of information and communication technology (ICT);

h) maintaining regular contact and supervising the relationship with the external auditor, including in particular (i) assessing the external auditor's independence, remuneration and any non-auditing work for the company, (ii) determining the involvement of the external auditor in respect to the contents and publication of financial reporting by the company other than the annual accounts, and (iii) taking note of irregularities in respect to the content of the financial reporting as may be reported by the external auditor;

i) recommending the appointment of an external auditor by the company's general meeting of shareholders:

j) review of the annual accounts; and,

k) each year evaluating its own functioning and the adequacy of these rules.

1.3 The audit committee is to be addressed first by the external auditor if and when the latter identifies irregularities in the contents of the financial reporting. In addition the audit committee is to be addressed by both the external auditor and the executive board if and when there appears to be a difference of opinion or issues of discussion between them regarding the audit.

1.4 The audit committee shall prepare and publish no less frequently than on a semi-annual basis a report of its deliberations and findings.

1.5 At least once a year the audit committee shall, together with the executive board, report to the supervisory board on the developments concerning the relationship with the external auditor, in particular its independence. The report shall address, *inter alia*, the desirability of rotation of partners within a firm of external auditors that is responsible for the company's audit, and the desirability of any non-auditing work for the company performed by the external auditor. The selection and recommendation of the external auditor will also take into account the outcome of this report.

1.6 At least every four years the executive board shall, together with the audit committee, thoroughly assess the functioning of the external auditor in the various entities and capacities in which the external auditors operates. The main conclusions of the assessment shall be provided to the general meeting for the purpose of considering the recommendation for the appointment of the external auditor of the company.

1.7 The external accountant shall receive the financial information underlying the adoption of the quarterly or half-yearly accounts and other interim financial reports and shall be given the opportunity to respond to all information.

Article 2
Composition, expertise and independence of the audit committee

2.1. The audit committee shall consist of at least 2 members.

2.2. Without prejudice to article 3.3 of the supervisory board's rules, the following requirements must be observed in composing the audit committee:

a) at least one of its members must have relevant expertise in financial administration and accounting for listed companies or other large companies;

b) each of its members must be independent as defined by the supervisory board's rules, with the exception of no more than one member; and,

c) neither the chairman of the supervisory board nor any of the company's former members of the executive board, may (simultaneously) be the chairman of the audit committee.

2.3. The audit committee is competent:

a) to have discussions either jointly or separately with the chairman of the executive board, the chief financial officer, the corporate controller, the treasurer, the internal auditor and the external auditor;

b) to carry out reviews and to retain for that purpose the services of internal and external experts it may designate.

Article 3
Chairman

Subject to article 2 of these rules, the supervisory board shall appoint one of the committee members as chairman. The chairman shall be primarily responsible for the proper functioning of the audit committee. He/she shall act as the spokesman of the audit committee and shall be the main contact for the supervisory board.

Article 4
Audit committee meetings (agenda, attendance, minutes)

4.1 The audit committee will hold at least 2 meetings per year and whenever one or more of its members have requested a meeting, or when requested by the supervisory or executive boards. The audit committee shall decide on the location of its meetings.

4.2 The external auditor of the company may ask the chairman of the audit committee to be allowed to be present at audit committee meetings. The audit committee will at least once a year hold a meeting with the external auditor of the company without any of the company's executive board members or internal auditors being present. Subject to the preceding sentence, the audit committee shall decide if and when the chairman of the executive board, chief financial officer, the external auditor of the company or the internal auditor of the company will be present at its meetings.

4.3 Audit committee meetings shall be convened by the member(s) requesting the meeting. Where this is practically possible, notices convening a meeting and the agenda of items to be considered and discussed therein shall be dispatched 5 working days before the meeting and sent to each member of the audit committee.

4.4 Minutes of the meeting shall be prepared at the direction of the chairman. They shall generally be adopted in the next meeting. If all members of the committee agree on the contents of the minutes they may be adopted earlier. The minutes shall be signed for adoption by the chairman and shall be dispatched to all members of the supervisory board as soon as practically possible.

4.5 The audit committee may obtain outside advice and in doing so may retain and employ experts and consultants.

Article 5
Rules of the supervisory board applicable

The rules of the supervisory board shall apply *mutatis mutandis* to these rules where applicable.

ANNEX C

REMUNERATION COMMITTEE RULES

These rules were adopted by the supervisory board of Univar N.V. on March 16, 2005 on the basis of article 5.2 of the Rules of the Supervisory Board.

Article 1
Responsibilities

1.1. The remuneration committee advises the supervisory board in relation to its responsibilities and shall prepare resolutions of the supervisory board in relation thereto.

1.2. The responsibilities of the remuneration committee shall include:

a) preparing a proposal for the supervisory board concerning the remuneration policies for the executive board to be adopted by the general meeting;

b) preparing a proposal concerning the individual remuneration of members of the executive board to be adopted by the supervisory board, which proposal will in any event include: (i) the remuneration structure and (ii) the amount of the fixed remuneration, the shares and/or options and/or other variable remuneration components, pension rights, severance pay and other forms of compensation to be awarded, as well as the performance criteria and the application thereof;

c) preparing the supervisory board's remuneration report on the remuneration policies for the executive board to be adopted by the supervisory board. The remuneration report comprises a report on the way in which the remuneration policy was implemented in the most recent financial year and comprises an outline of the remuneration policy that will be implemented in the next financial year and the years following such year; the outline at least contains the information referred to in article II.2.10 of the Corporate Governance Code. The remuneration policy will be placed on the company's website as referred to in article 1.7 of the supervisory board rules; and,

d) preparing a proposal for the supervisory board concerning the remuneration of the supervisory board members to be adopted by the general meeting.

1.3 The remuneration committee shall prepare and publish no less frequently than on an annual basis a report of its deliberations and findings.

Article 2
Composition, expertise and independence of the remuneration committee

2.1 The remuneration committee shall consist of at least 2 members.

2.2 Without prejudice to article 3.3 of the supervisory board's rules, the following requirements must be observed in composing the remuneration committee:

a) each of its members must be independent as defined by the supervisory board's rules, with the exception of no more than one member;

b) neither the chairman of the supervisory board, nor any of the company's (former) members of the executive board, nor any member of the executive board of any other listed company, may (simultaneously) be the chairman of the remuneration committee; and,

c) none of its members, with the exception of no more than one person, may (simultaneously) be a member of the executive board of any other listed Dutch company.

2.3. The remuneration committee is competent:

a) to have discussion with the chairman of the executive board;

b) to carry out reviews and to retain for that purpose the services of internal and external experts it may designate.

Article 3
Chairman

Subject to article 2 of these rules, the supervisory board shall appoint one of the committee members as chairman. The chairman shall be primarily responsible for the proper functioning of the remuneration committee. He/she shall act as the spokesman of the remuneration committee and shall be the main contact for the supervisory board.

Article 4
Remuneration committee meetings (agenda, attendance, minutes)

4.1 The remuneration committee will hold at least one meeting per year and whenever one or more of its members request a meeting. The remuneration committee shall decide on the location of its meetings.

4.2 Members of the executive board shall not be invited to participate in the meetings of the remuneration committee, unless the remuneration committee determines otherwise.

4.3 Remuneration committee meetings shall be convened by the member(s) requesting the meeting. Where this is practically possible, notices convening a meeting and the agenda of items to be considered and discussed therein shall be dispatched 5 working days before the meeting and sent to each member of the remuneration committee.

4.4 Minutes of the meeting shall be prepared at the direction of the chairman. These minutes shall generally be adopted at the next meeting of the remuneration committee. If all members of the committee agree on the contents of the minutes they may be adopted earlier. The minutes shall be signed for adoption by the

chairman and shall be dispatched to all members of the supervisory board as soon as practically possible.

Article 5
Rules of the supervisory board applicable

The rules of the supervisory board shall apply *mutatis mutandis* to these rules where applicable.

ANNEX D

SELECTION AND APPOINTMENT COMMITTEE RULES

These rules were adopted by the supervisory board of Univar N.V. on March 16, 2005 on the basis of article 5.2 of the Rules of the Supervisory Board.

Article 1
Responsibilities

1.1 The selection and appointment committee shall advise the supervisory board in relation to its responsibilities and shall prepare resolutions of the supervisory board in relation thereto.

1.2 The responsibilities of the selection and appointment committee shall include:

a) preparing the selection criteria and appointment procedures for members of the company's supervisory board and the executive board;

b) periodically evaluating the scope and composition of the executive board and supervisory board, and proposing the profile of the supervisory board in relation thereto;

c) periodically evaluating the functioning of individual members of the executive board and supervisory board and reporting the results thereof to the supervisory board;

d) proposing the appointment and reappointment of members of the company's executive board and supervisory board;

e) supervising the policy of the executive board in relation to the selection and appointment criteria for senior management; and,

f) Periodically evaluating the succession plans for the company's executive board members and senior executives.

1.3 The selection and appointment committee shall prepare and publish no less frequently than on an annual basis a report of its deliberations and findings.

Article 2
Composition, expertise and independence of the selection and appointment committee

2.1 The selection and appointment committee shall consist of at least 2 members.

2.2 Without prejudice to article 3.3 of the supervisory board's rules, the following requirements must be observed in composing the selection and appointment committee:

a) each of its members must be independent as defined by the supervisory board's rules, with the exception of no more than one member; and,

b) none of its members, with the exception of no more than one member, may (simultaneously) be a member of the executive board of any other listed Dutch company.

Article 3
Chairman

Subject to article 2 of these rules, the supervisory board shall appoint one of the committee members as chairman. The chairman shall be primarily responsible for the proper functioning of the selection and appointment committee. He/she shall act as the spokesman of the selection and appointment committee and shall be the main contact for the supervisory board.

Article 4
Selection and appointment committee meetings (agenda, attendance, minutes)

4.1 The selection and appointment committee will hold at least one meeting per year and whenever one or more of its members have requested a meeting. The selection and appointment committee shall decide on the location of its meetings.

4.2 Members of the executive board shall not be invited to participate in the meetings of the selection and appointment committee, unless the selection and appointment committee determines otherwise.

4.3 Selection and appointment committee meetings shall be convened by the member(s) requesting the meeting. Where this is practically possible, notices convening a meeting and the agenda of items to be considered and discussed therein shall be dispatched 5 working days before the meeting and sent to each member of the selection and appointment committee.

4.4 Minutes of the meeting shall be prepared at the direction of the chairman. They shall generally be adopted in the next meeting of the selection and appointment committee. If all members of the committee agree on the contents of the minutes they may be adopted earlier. The minutes shall be signed for adoption by the chairman and shall be dispatched to all members of the supervisory board as soon as practically possible.

Article 5
Rules of the supervisory board applicable

The rules of the supervisory board shall apply *mutatis mutandis* to these rules where applicable.

ANNEX E

RESIGNATION ROTA FOR MEMBERS OF THE SUPERVISORY BOARD

This resignation rota was adopted on by the supervisory board of Univar N.V. March 16, 2005 on the basis of article 6.2. of the Rules of the Supervisory Board and as amended to add the appointment of Mr. Waller by the AGM on May 3, 2005 and as amended by appointments by the AGM on May 10, 2006.

Name	Title/ Function	Year of birth	Date of first appointment	Current term ends	Years of possible reappointment	Maximum term
Y. Bobillier	Member	1940	April 24, 2002	2009	2009	2013
G. J.Sharman	Member	1938	April 24, 2002	2010	2010	2014
P. H. Vogtländer	Chairman	1938	April 25, 2003	2007	2007, 2011	2015
F. F. Waller	Member, Financial Expert	1958	May 3, 2005	2009	2009, 2013	2017
R.J. Meuter	Member	1947	May 10, 2006	2010	2010, 2014	2018

ANNEX F

MANAGEMENT BOARD MATTERS REQUIRING PRIOR APPROVAL OF THE SUPERVISORY BOARD

In accordance with article 12 paragraph 15 of the articles of association of the company, and article 10.3 of the supervisory board rules, the following list of resolutions by the executive board require the approval of the supervisory board.

a) **Annual Business Plan and Budgets.** The determination of the annual business plan and the operational and capital budgets.

b) **Annual Strategy Review.** The annual review of strategy.

c) **Debt Obligations.** The entering into credit facilities, long-term loan agreements, or incurring of debt obligations of any kind or nature in excess of limits and amounts established from time to time by the Supervisory Board And the determination of policies in the areas of foreign exchange, interest-rate coverage and the use of option instruments.

d) **Changes in Activities.** Diversification into new activities and other major changes in existing activities and/or the organization of the company.

e) **Executive Board.** All remuneration decisions for members of the executive board including grants under option/share purchase programs; the assumption by members of the executive board of positions on other supervisory boards.

f) **Accounting Principles.** Changes in the accounting principles of the company.

g) **Registered Accountant.** A change in the company's registered accountant.

h) **Acquisitions and Divestments.** Material acquisitions and divestments, including but not limited to the preparation and launching of a public bid by the company and the supporting of a public bid on the company.

i) **Profit Sharing.** The entering into and/or termination of material partnerships, joint ventures or other material profit-sharing arrangements.

j) **Transactions Between Executive Board Members and Company.** Every transaction between the company and a member of the executive board, irrespective of the existence of a conflict of interest.

k) **Suspension of Payments.** The filing for the company's suspension of payments.

l) **Other Matters in Resolutions.** The supervisory board will by resolution from time to time require its prior approval above certain limits for the following types of matters: deviations from business plans, debt obligations, the acquiring and disposing of property, loans and credit to third parties, security interests, guarantees, assignment of inter company loans, purchase of subsidiary capital interests, investments, exercise of voting rights, commencement and settlement of legal proceedings and 'not in the ordinary course' commitments.


UNIVAR


SEC MAIL
WASH., D.C.
PROCESSING

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 10, 2006

AT 10:00 AM

IN ROTTERDAM (HOTEL THE WESTIN ROTTERDAM, WEENA 686)

Agenda

Agenda of the Annual General Meeting of Shareholders (***the General Meeting***) of Univar N.V. (***the Company***), having its registered office in Rotterdam, the Netherlands, to be held on Wednesday, May 10, 2006, at 10:00 a.m. at Hotel The Westin Rotterdam, Weena 686, 3012 CN **Rotterdam**, the Netherlands.

1. Opening
2. Report of the Executive Board for 2005
3. Report of the Supervisory Board for 2005
4. Discussion and adoption of the 2005 annual accounts
5. Profit appropriation and dividend policy for 2005
6. Proposal of dividend payment for 2005
7. Discharge of the members of the Executive Board
8. Discharge of the members of the Supervisory Board
9. Re-appointment member of the Supervisory Board
10. Appointment member of the Supervisory Board
11. Authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the Company's own capital and to alienate purchased shares in the Company's own capital
12. Approval of the Stock Option Plan 2006
13. Any other business
14. Closing

An explanation of agenda items 4 through 12 is provided hereafter in the Explanatory Notes to the Agenda/Shareholders' circular. In accordance with the Corporate Governance Code (***the Code***) the explanation also includes facts and circumstances relevant to the General Meeting with respect to agenda items that require approval or authorization.

Explanatory notes to the Agenda/Shareholders' circular

AGENDA ITEM 4.

A proposal will be presented to the General Meeting to adopt the annual accounts for the 2005 financial year as drawn up by the Executive Board.

AGENDA ITEM 5.

The profit appropriation policy and dividend policy enables the Company to continuing growth while providing for a distribution of income to its shareholders.

The Company expects that for the next period 20% to 30% of the profit before extraordinary items will be available for a dividend distribution to holders of common shares.

AGENDA ITEM 6.

A proposal will be presented to the General Meeting to pay the shareholders of common shares a dividend of seventy-four eurocents (euro 0.74) for each issued common share with a nominal value of one euro (euro 1). The dividend will be payable as of May 18, 2006. The shares will be listed ex-dividend as of May 12, 2006.

AGENDA ITEM 7.

It is proposed that the General Meeting grants full discharge to each of the members of the Executive Board for the performance of their management during the 2005 financial year.

AGENDA ITEM 8.

It is proposed that the General Meeting grants full discharge to each of the members of the Supervisory Board for the performance of their supervision during the 2005 financial year.

AGENDA ITEM 9.

Mr. Sharman, member of the Supervisory Board as of April 24, 2002, will retire by rotation this year. The rotation schedule has been made available on the Company's website. The Supervisory Board makes a non-binding recommendation to the General Meeting to re-appoint Mr. Sharman to the Supervisory Board as from May 10, 2006 for a period of four years in accordance with the articles of association of the Company.

Until 1997 Mr. Sharman was a director of McKinsey & Company focusing on business strategy and integrated logistics. In 1995, the Dutch Association for Logistics Management awarded him its prize for outstanding personal contribution to the field. From 1995 to 2003 Mr. Sharman was Professor, International Distribution and Logistics, at the Technical University of Eindhoven. He therefore has extensive knowledge regarding supply chain and information systems management, key factors in Univar's business.

Mr. Sharman's broad experience regarding supply chain issues fills several important areas of the Supervisory Board profile.
Mr. Sharman's participation on the Supervisory Board has strengthened and broadened the Supervisory Board's oversight of the Company. Mr. Sharman fits in the profile of the Supervisory Board.

Mr. Sharman studied Mechanical Engineering at Oxford University, United Kingdom, and obtained a Masters Degree in Business Administration from Harvard University, United States of America.

John Graham Sharman

- Age: 67
- Nationality: British and American
- Current positions: Member of the Supervisory Boards of Draka N.V. and the Fulbright Center in the Netherlands
- Shares in the Company: None

AGENDA ITEM 10.

As Mr. Van der Vorm resigned from the Supervisory Board in 2005, the Supervisory Board makes a non-binding nomination to the General Meeting to appoint Mr. Meuter to the Supervisory Board as from May 10, 2006 for a period of four years in accordance with the articles of association of the Company.

With the appointment of Mr. Meuter, the Supervisory Board will consist of five members again. Mr. Meuter has a very extensive business background due to the various positions previously held.

Mr. Meuter has been a Vice Chairman and Senior Executive Vice President of the Wholesale Bank of ABN AMRO Bank N.V. from 2000 through 2005. From 1990 through the end of 1999, Mr. Meuter has been a member of the Executive Board of Kempen & Co. Before this, Mr. Meuter held various senior management positions in the international corporate finance departments at respectively Algemene Bank Nederland N.V., J.P Morgan and Citibank.

Following his retirement from ABN AMRO Mr. Meuter has been appointed in various positions by the Enterprise Chamber of the Amsterdam Court.

Due to Mr. Meuter's extensive business background, Mr. Meuter makes an excellent candidate for the Supervisory Board who fits in the profile of the Supervisory Board.

Mr. Meuter studied Economics at the University of Groningen (Drs) and obtained a Masters Degree in Industrial Administration at the Carnegie Mellon University in Pittsburgh, United States of America.

Robert Jacob Meuter

- Age: 58
- Nationality: Dutch
- Current position: Chairman of the Board of the ABN AMRO Pension Fund, member of the Boards of the Institute of Directors (NCD), the Royal Netherlands Sea Rescue Organization (KNRM) and chairman of the curatorium of the controllers institute of the Erasmus University Rotterdam
- Shares in the Company: None

AGENDA ITEM 11.

A proposal will be presented to the General Meeting to authorize the Executive Board, subject to the approval of the Supervisory Board, for a period of eighteen months as of May 10, 2006 to purchase fully paid-up common shares in the Company's own capital on the stock exchange or otherwise for valuable consideration and to alienate common shares in the Company's own capital, which shares were repurchased by the Company whether before or after May 10, 2006, for purposes of stock option plans and other general corporate purposes. The aforesaid authorization pertains to the maximum number that the Company may acquire pursuant to the law and the articles of association of the Company as of the date of acquisition, in which respect the price must be between the amount equal to the nominal value of these shares and the amount equal to 110% of the average quotation of the listed shares on the stock exchange maintained by Euronext Amsterdam N.V. of the past five days before the purchase.

AGENDA ITEM 12.

A proposal will be presented to the General Meeting to approve the Stock Option Plan for the 2006 financial year as proposed by the Supervisory Board. The purpose of the Stock Option Plan 2006 is to provide additional incentives for recipients of stock options to exert maximum efforts for the success of the Company. The Stock Option Plan 2006 will be explained in further detail at the General Meeting. The Stock Option Plan 2006 complies with the relevant provisions of the Code. A summary is provided below which contains details that the Company considers of importance to its shareholders in their consideration to adopt the Stock Option Plan 2006.

Stock Option Plan 2006

After approval of the Stock Option Plan 2006 by the General Meeting, the plan will take effect as per May 10, 2006.

Eligibility

All members of the Executive Board and other qualifying persons are eligible to receive stock options under the Stock Option Plan 2006.

Awards

Under the Stock Option Plan 2006 qualifying persons are granted conditional stock options on common shares of the Company. Recipients of stock options will receive a total of 330,000 stock options to purchase common shares of the Company at the exercise price if the long term incentive target is attained. An aggregate of up to 495,000 stock options may be awarded under the plan if the maximum long term incentive target is attained.

Exercise Price

The exercise price of the stock options will be the closing price of the common shares of the Company on the date of grant.

Vesting Period

The stock options may be exercised only after a vesting period of three years and have to be exercised within seven years from the moment of grant.

Long term incentive target and expiration of stock options

The actual number of stock options that may become unconditional after the vesting period of three years depends on the Company's total shareholder return in comparison to certain other companies in the chemicals and distribution business (the total peer group, including the Company, consists of 13 companies). Depending on the ranked position of the Company within this peer group, after three years the granted stock options will vest in a certain amount of stock options ranging from 0% to 150% of the target number (330,000) of stock options. The maximum amount of stock options (150% of the initial grant) will only vest if the Company is ranked number one in the peer group. If, for example, the Company is ranked in the middle of the peer group (position 7), 100% of the granted stock options vest and if the Company ranks in the bottom three, no stock options become unconditional.

In addition, recipients of stock options are expected to maintain a minimum ownership of Company shares. If a recipient of stock options does not own the minimum amount at the time of exercise of a stock option, and if the exercise is within two years after vesting, i.e. between three and five years from the date of grant, the after-tax proceeds must be reinvested in the Company's common shares. All members of the Executive Board must own at least 3 times the amount of their base salary.

Executive Board and
Supervisory Board

Univar N.V.
Blaak 333
3011 GB Rotterdam

ADMITTANCE TO THE GENERAL MEETING

The General Meeting will be open to those who as at May 3, 2006, after all the credits and debits as at that date (***the Registration Date***) have been processed, hold shares in the Company (including other persons/entities entitled to attend the General Meeting), are registered in one of the sub-registers referred to below and have indicated their wish to attend the General Meeting.

HOLDERS OF BEARER SHARES

With respect to holders who have deposited shares through Euroclear Nederland (***Euroclear***), a trade name of the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or institutions associated with Euroclear, the sub-register will be the administration of the institutions associated with Euroclear that demonstrate who is entitled to those shares as at the Registration Date.

Holders of shares (and other persons/entities entitled to attend the General Meeting) who wish to attend the General Meeting must register in writing with ABN AMRO Bank N.V., via their bank or the institution in whose administration they are registered for the shares by May 3, 2006 4:00 p.m. at the latest. When registering at ABN AMRO Bank N.V. the respective institution must provide a confirmation that the shares will be or were registered in the name of the respective person/entity on the Registration Date.

The shareholders and other persons/entities entitled to attend the General Meeting will receive a registration receipt that will also serve as an attendance card for the General Meeting.

HOLDERS OF REGISTERED SHARES

With respect to holders of registered shares, the sub-register will be the shareholders' register of the Company, as maintained by it. Holders of registered shares (and other persons/entities entitled to attend the General Meeting) who wish to attend the General Meeting must inform the Executive Board of the Company thereof in writing at the latest on May 3, 2006.

VOTING BY PROXY

Shareholders can authorize third parties to cast their vote at the General Meeting. The relevant power of attorney must be laid down in writing. The Company must receive the written power of attorney at the latest on May 5, 2006.

IDENTIFICATION

Persons/entities entitled to attend the General Meeting, can be requested to show proof of identity prior to admission to the General Meeting. We therefore request those persons/entities to bring valid identification.

REGISTRATION OF ADMITTANCE

Registration of admittance will take place on May 10, 2006 from 9:00 a.m. to 10:00 a.m., before commencement of the General Meeting. It will not be possible to register after that time.



MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL ROTTERDAM, WEENA 686 IN ROTTERDAM



The Meeting was Chaired by Mr. P.H. Vogtländer, Chairman of the Supervisory Board of Univar N.V. ("the Chairman").

1. Opening

The Chairman opened the Meeting and welcomed those present. The Chairman requested those present to switch off their mobile telephones and announced that simultaneous interpretation into English and Dutch would be available during the Meeting, so all those present would be able to follow the items discussed.

The Chairman furthermore noted that the full Executive Board, Messrs. Pruitt and Holsboer, and the Supervisory Board, Messrs. Bobillier, Sharman, Waller and the Chairman himself, were present. Those present also included Mr. Rekkers of Ernst & Young Accountants, Mr. De Kluiver of De Brauw Blackstone Westbroek and Mr. Liem of Baker & McKenzie. Mr. Liem acted as Secretary to the Meeting.

The Chairman furthermore announced that he assumed that all those present had signed the attendance list. In addition, the Chairman informed the Meeting that the total number of shares represented at the Meeting was 13,778,221, being 46% of the total number of issued shares. He noted that the Company had recently repurchased 980,000 shares because HAL had placed part of its shareholding on the market. The Company would not be able to exercise voting rights attaching to the repurchased shares.

The Chairman informed the Meeting that he had understood that all proxy-holders present had submitted their written proxies to the Company and that those proxies were to be kept together with the other documents pertaining to the Meeting.

The Chairman informed the Meeting that the Meeting had been convened by means of an announcement published in the *NRC Handelsblad* and the *Officiële Prijscourant* of April 18, 2006. The Chairman furthermore stated that the required documents had been made available for inspection at the prescribed locations, so that the Meeting had been convened in a legally valid manner and was authorized to pass resolutions on the items on the agenda.

The Chairman noted that the Executive Board had not received any proposals from the shareholders for any items to be discussed other than those stated in the convocation. He furthermore announced that all proposals on the agenda could be passed by an absolute majority of the votes cast. He furthermore noted that the Meeting would be recorded on tape and that



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

minutes would be taken of the Meeting. The minutes of the Meeting would be made available for inspection on the Company's website for a period of three months. After this period, the minutes would be adopted.

Finally, the Chairman asked those present to pose any questions concisely, clearly stating their names and, if applicable, those of the parties they were representing, to ensure that the minutes could be taken accurately.

2. Report of the Executive Board for 2005

The Chairman opened the discussion of agenda item 2, being the Report of the Executive Board for 2005. The Chairman gave the floor to Mr. Pruitt, the Chairman of the Executive Board, for a presentation. Mr. Pruitt welcomed those present and gave a presentation on the results of the past year. [The presentation slides are appended to the minutes].

The Chairman thanked Mr. Pruitt and proposed to defer any questions with respect to the presentation and the annual report until the discussion of agenda item 4.

3. Report of the Supervisory Board for 2005

The Chairman opened the discussion of agenda item 3, the report of the Supervisory Board for 2005. The Chairman pointed out that any questions regarding the Report of the Supervisory Board would also be deferred until the discussion of agenda item 4.

The Chairman informed the Meeting that the report of the Supervisory Board had been included in the pages 38 through 40 of the annual report. The Chairman noted that, in addition to its supervisory duties, the Supervisory Board had spent a substantial amount of time on, among other things, reviewing the Company's strategy, setting targets, reviewing the monitoring mechanisms with respect to daily operations, evaluating the corporate risks, looking into ways of improving the Company's efficiency and taking cost-control and Corporate Governance initiatives. As the details relating to these activities had been laid down in the annual report, the Chairman referred to that report.

The Chairman subsequently noted that he wished to use the opportunity to thank Mr. Van der Vorm, who had resigned as member of the Company's Supervisory Board in September 2005, for his contributions during the time he served on the Company's Supervisory Board. In addition, the Chairman thanked the Company's employees. It was owing to those employees' dedication and work that the Company had been able to achieve satisfactory results in 2005.


UNIVAR

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL ROTTERDAM, WEENA 686 IN ROTTERDAM

4. Discussion and adoption of the 2005 annual accounts

The Chairman subsequently proceeded with the discussion and adoption of the annual accounts for 2005. The Chairman informed the Meeting that, during the discussion of this agenda item, questions would also be heard with respect to agenda items 2 and 3.

The Chairman subsequently pointed out that the annual accounts drawn up by the Executive Board for 2005 had been signed by the Executive Board and the Supervisory Board. Ernst & Young Accountants had audited the annual accounts for 2005. The annual accounts plus corresponding documents and the audit opinion had been made available for inspection. The Chairman noted that the Supervisory Board advises the Meeting to adopt the annual accounts as presently drafted and audited.

The Chairman offered the Meeting the opportunity to pose questions.

Mr. Stevens of Stichting Rechtsbescherming Beleggers and also shareholder in the Company noted that the extent of the Company's undervaluation had decreased somewhat. He furthermore noted that Stichting Rechtsbescherming Beleggers was not entirely happy about the course of affairs surrounding the partial disposal of HAL's shareholding in the Company. He asked whether it would not have been wiser to split the shares and apply for a listing on the New York Stock Exchange. If Univar were listed on the New York Stock Exchange, Univar, according to Mr. Stevens, would be able to achieve a more favorable price-earnings ratio. On the other hand, he noted that Americans were also able to invest in Europe, which had already happened, although Mr. Stevens said he understood that an increasing number of investors chose to invest in Germany rather than the Netherlands. Furthermore, Mr. Stevens noted that the net cash flow from corporate activities had dropped quite sharply by 54.6%. He wondered what the leverage would be on the Company's cash-generating abilities if the volumes in Europe were to increase. Mr. Stevens also raised the issue of the Company's fleet of vehicles. He indicated that he had read that Univar had 1,800 leading international manufacturers of specialized heavy-chemical products and that the Company had 1,800 trucks. He asked whether this was a coincidence. He furthermore stated that the lease referred to on page 64 of the annual report largely pertained to grounds and buildings. Mr. Stevens subsequently asked whether it might not be possible to reorganize all the Company's transportation activities, for instance by selling trucks to drivers or by having products delivered by suppliers or outsourcing transportation services or leasing vehicles and equipment. He mentioned that Vopak was selling its ships to its own skippers. Mr. Stevens subsequently raised the issue of oil prices. He noted that Univar expects oil prices to remain high. He informed the Chairman that he was of the opinion that oil prices were being kept inflated and that, once oil prices were to drop, speculators would sell their shares, which may cause prices to plummet. He asked the Chairman to respond. Subsequently, Mr. Stevens inquired after the price limit below which the extraction of oil from tar sand would cease to be cost-effective. Mr. Stevens noted that the gross margin was somewhat lower because of rising



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

chemical prices. He asked whether it was correct to conclude that, in the event of an extreme rise in chemical prices over a short period of time, such price rises could be charged on after a period of time. Mr. Stevens also inquired after the cause of the fact that the United States had not achieved its target in relation to accidents. Mr. Stevens also inquired about the cause of the doubling of the average interest rate on group loans from 2.6% in 2004 to 5% in 2005. Mr. Stevens pointed out that he did not agree to the statement of independence by Stichting Univar as included in the annual report, because the Chairman of the Supervisory Board was on the said foundation's Board, so that the foundation would not be able to operate independently. Finally, Mr. Stevens asked whether there would be dividend payments on the repurchased shares.

Mr. Pruitt responded to Mr. Stevens's questions. Mr. Pruitt noted that it would be best to refer to HAL itself about its reasons for selling part of its Univar shares. Mr. Pruitt indicated that, in his opinion, HAL's sale of its shares was in the shareholders' interest, because it improved the shareholders' diversity. It created opportunities of more trading volume, a better balance among shareholders and less concentration of shares with a few major shareholders, which would result in a more favorable valuation of the share. Regarding the possibilities of splitting shares and listing Univar shares on the New York Stock Exchange, Mr. Pruitt noted that these points were not part of the discussion. The decision to sell part of its shareholding in Univar was made by HAL itself. He said the question of how to improve the share's valuation remained a focus point for the Company. The Company was focusing on investors' relations.

Mr. Pruitt subsequently responded to Mr. Stevens's question regarding the net cash flow. Mr. Pruitt indicated that this was a focus point for the Company. In the distribution business, companies are always looking for ways of making efficient use of the operating capital in order to generate cash flows. In order to create growth in turnover and profit per share, the Company would have to invest. This would require, among other things, more operating capital.

Regarding the question of leverage, Mr. Pruitt stated that he was of the opinion that the Company had a very solid balance sheet. At this point in time, Univar's net debt is approximately 2 times EBITDA. The net debt can be increased to around 2.5 to 3 times EBITDA which gives plenty of capacity to grow the business.

Mr. Pruitt stated that it was a coincidence that Univar had 1,800 trucks and 1,800 manufacturers. He indicated that the numbers were unrelated. Mr. Pruitt informed Mr. Stevens that the efficiency of the fleet of vehicles and logistics were continually under evaluation. In certain cases, it was more cost- and service-effective for the Company to own the trucks. He added that there was no correlation or similarity with the situation at Vopak.

Mr. Pruitt subsequently responded to the question relating to the leasing of operating assets. Wherever beneficial, these are leased. Storage spaces are generally bought or built by the Company, because they are unique facilities. In addition, customers' needs need to be met.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

Mr. Pruitt indicated that the aim was to deploy the capital as effectively as possible so that there is a balance between growth of the enterprise as well as an improvement of its services.

Mr. Pruitt subsequently responded to Mr. Stevens's remarks regarding the oil prices. Mr. Pruitt stated that he was unable to predict oil price developments. He did indicate, however, that the oil prices had an effect on Univar's products, the stocks it maintained and the raw materials. The energy price is a factor which all industries are faced with at the present time. Mr. Pruitt informed Mr. Stevens that it was important to the Company to adjust to this change. He said this was also a focus point for the Company. Mr. Pruitt indicated that he did not think oil prices would drop below the low prices of 2001. It seemed that energy costs had reached a higher level all over the world, which was now more likely to continue. Whatever the case may be, it was clear that these are factors, which affect Univar's activities.

Subsequently, Mr. Pruitt discussed the question posed by Mr. Stevens with respect to the gross margins. Mr. Pruitt indicated that constantly it is being considered how the business must grow in relation to costs. Different gross margins apply to different products within Univar. The growth patterns may affect the margins, which does not necessarily correspond with net profitability. For instance, under certain circumstances, it might be better to supply products directly to customers instead of repackaging them. The margins may be slimmer, but profits might be higher because costs and investments are lower. This may therefore sometimes be more favorable. Continuous adjustments need to be made.

Mr. Pruitt indicated that the prevention of accidents was a constant point of attention and that this was taken very seriously. Programs have been drafted within the Company to help achieve the strict targets. Mr. Pruitt also noted that this is an important item on the agenda of every meeting and that substantial investments were being made in these programs. The aim of these programs is, of course, to have no more accidents. Regrettably, this does not always prove possible in practice.

Regarding the repurchased shares, Mr. Pruitt indicated that the repurchase of shares from HAL was a sound investment. In this context, Mr. Pruitt furthermore noted that no dividend payments would be made on the repurchased shares.

Mr. Pruitt asked Mr. Tole to respond to the question relating to interest rates. Mr. Tole indicated that the credit facilities were subject to a fluctuating interest rate, but because of swap agreements Univar does not pay variable but fixed rates. He pointed out that the percentage to which Mr. Stevens had referred was the rate on the swap agreements.

Regarding Mr. Stevens's remark that he did not agree to the statement of independence of Stichting Univar in the annual report because the Chairman of the Supervisory Board was on the said foundation's Board, the Chairman remarked that it was true that he was on that Board, but



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

that the other members were entirely independent. He also pointed out that he, in his capacity as Board representative of this foundation, had a minority vote. The Chairman furthermore noted that Stichting Univar qualified as an independent foundation pursuant to the rules and criteria of Euronext because he was the sole dependent Board member. The statement of independence was therefore fully in accordance with Euronext requirements.

The Chairman subsequently responded to the question on the working capital. He indicated that both the Executive Board and the Supervisory Board were following developments with great interest. The most important criterion under consideration was the number of days' working capital in proportion to the turnover. As explained by Mr. Pruitt, the turnover as well as the operating capital grows when the Company grows.

The Chairman stated that it should, of course, be taken into account that the Company had over 1,800 trucks. 1800 trucks represented a relatively small part of the total transport capacity needed.

Regarding the remark with respect to leasing, the Chairman stated that, as Mr. Pruitt had already explained, it was calculated on the basis of financial considerations for each individual case whether it would be better to lease the property in question or to make an investment. It was considered on a case-by-case basis whether it would be more advantageous to lease grounds or a building than to build same. The lease terms tended to be long lease terms. In short, it was always considered what is most opportune from a financial perspective.

Mr. Norg, speaking on behalf of the Dutch Investors' Association (*Vereniging van Effectenbezitters*) and with that on behalf of 111 shareholders with a total of over 58,000 shares, noted that the annual report and the presentation made a very enthusiastic and committed impression. He furthermore noted that pages 25 and 26 of the annual report state that the target for the EBIT margin had been reached. He asked whether this meant that new targets would be set before 2007 or whether this was the maximum that could be achieved, and if not what was the limit really. Mr. Norg continued on the point of Univar's profitability in the three major areas where it is active. He indicated that he had not been able to deduce from the annual report what the precise return had been in these three areas. He asked whether this could be explained in more detail. He added that, in the United States, the return was likely to be high, but that the US economy was in decline. When an economy is in decline, it is always more difficult to improve a margin and increase turnover. He subsequently noted that, during the first quarter of 2006, a minor Spanish acquisition had been effected. He asked whether there were plans for any other acquisitions. He furthermore asked whether it would be possible to effect any major acquisitions, also in view of competition laws. Finally, Mr. Norg had a question regarding the report of the Supervisory Board and the pension provisions. The report specifies the remuneration awarded to the Executive Board members and the criteria for the award of a bonus. Mr. Norg was unable to find either the criteria or the matrix referred to there in the annual report. The report also states that the relation to the Company's equity is an important criterion when it comes to awarding



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

bonuses. But Mr. Norg was unable to find any mention thereof in the annual report as well. Regarding the pension provisions, Mr. Norg asked whether the additional deposits for the staff pension provisions in 2005 were one-off or whether any more such deposits would be made in the future.

Mr. Pruitt responded that Univar was very pleased about the achieved performances, the prospects of growth and continuing improvements. Mr. Pruitt noted that the target had been set at an EBITDA margin growth of approximately 3.5 within a three to five-year term. This target had already been achieved in the third year, a result the Company was very proud of. In future, a different method of calculation would be used which would not only show growth and profitability but also effective use of the shareholders' equity in that process. This method of calculation is more complex, which offers a better representation of the return on equity. The new goal is a return on capital of 1,25 of the Company's costs of capital to be reached by 2009. It is difficult to provide advice for the longer term, but this new target for the Company will be regarded as a great step forward.

Regarding the question of profitability in the three major areas where Univar is active, Mr. Pruitt responded that Canada was at the top of the list. Univar has always done well in Canada. Canada offers unique opportunities for distributors. Compared to its competitors, Univar has a very substantial market share in Canada. The Company has made great progress in the United States. Univar is very optimistic about its future in the United States. With respect to Europe, Mr. Pruitt noted that, three and a half years ago, the European distributors were facing a difficult market with major challenges. More progress is being made now in terms of profitability and many improvements have been made. Mr. Pruitt indicated that Univar was very optimistic about Europe both in terms of the headway already made and its future. Europe would continue to be a focus point for the Company.

Mr. Pruitt responded to the question posed by Mr. Norg with respect to the Company's prospects in relation to the stagnant growth of the US economy. Mr. Pruitt noted that both positive and negative reports on the US economy are released every day, but that, in the Company's experience, the US economy is undergoing a continued, gradual growth, and that there were no signs either of stagnation or of hyperactive growth in the areas where Univar was active. That kind of development of the economy is good for distributors. As long as Univar's customers continued to grow, they would continue to buy an increasing number of products as a result of which Univar's market share can increase. The future prospects for distribution are positive. This is a dynamic, changing market.

To the question posed by Mr. Norg regarding acquisitions, Mr. Pruitt responded that it was general Company policy not to comment questions regarding on acquisitions, but that negotiations were continuously being conducted with various parties and that the Company kept a constant watch on the market with a view on opportunities for possible acquisitions. If the



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

takeover price is right, the company fits within the organization and the opportunity arises, the Company will be quick to take action. Mr. Pruitt indicated that the Company's growth of the past three years was largely the result of organic growth and that only a very small percentage should be attributed to acquisitions. This organic growth consequently creates core value for the shareholders.

Regarding the pension provisions, Mr. Pruitt responded that, as was immediately announced, the pension plan did not fully cover employee's pension claims. The Company is obliged to ensure that employees' pension will be secured. Mr. Pruitt indicated that some companies do not do this, but that Univar has this obligation vis-à-vis its employees. The gap had largely been filled, but contributions would have to be made to fill the remainder of the gap. The funds needed are available and if the Company continues to do well it should be able to fill the gap entirely.

In response to Mr. Norg's question regarding remuneration, the Chairman gave a short presentation. [The presentation slides are appended to these minutes]. The Chairman indicated that the bonuses were determined by applying a matrix. The matrix is available on the Company's website. There is a target which is based on return on equity. At the beginning of each year, the Supervisory Board sets a target for the return on equity. The Chairman furthermore noted that a 100% bonus was paid out for achieving the 12% target, based on GAAP accounting rules, for 2005. Because the Company performed well and above its target, 105% bonuses were awarded, being 105% of the base salary. The Chairman added that, based on US standards, salaries and bonuses awarded to executive management are higher than what is customary based on Dutch standards. Although the bonuses may be high according to Dutch standards, they are competitive based on US standards. In view of the Company's results, a 105% bonus is reasonable. Finally, the Chairman noted that the stock option plan would be discussed extensively at a later stage in the Meeting.

Further to the Chairman's response, Mr. Norg noted that the Chairman's explanation was clear and that he was very happy about the fact that a presentation had been given once more on the subject. With respect to the matrix, Mr. Norg pointed out that the website only showed 100 and 110, but not 105.

The Chairman noted that he had already explained the bonus system the year before, but that he realized that there were new shareholders and that he would have to continue to provide such explanations. That was why the matrix had been posted on the website, making it available for inspection by all. What the targets will be for each year will of course not be stated, as competitors would know what the expected return on equity will be. The target set for a certain year and whether that target had been achieved would be announced the following year.

Mr. Norg subsequently asked to what extent the Company's possibilities of effecting European and US acquisitions are checked by aspects of competition laws.



MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL ROTTERDAM, WEENA 686 IN ROTTERDAM

The Chairman noted that few acquisitions had been effected over the past years. The acquisitions which were effected were relatively minor. The Company grew organically. Mr. Pruitt noted in this context that the Company was not affected by competition regulations in the areas where Univar was effecting acquisitions. With respect to Canada, Mr. Pruitt indicated that because of Univar's size it was not impossible that the Company might run into competition rules there, but even, for certain acquisitions, in Canada it would probably not be an issue. Mr. Pruitt furthermore noted that candidates for acquisitions must match Univar and its profile and that the acquisition price had to be right as well.

Mr. Burgers subsequently posed a number of questions, including the question how many regions the Company distinguished in Europe. In addition, Mr. Burgers asked within what term the Company expected to achieve the desired return on investment in the European market. He indicated that, in view of the reorganizations, he did not think this would be the case during the present year. Mr. Burgers also noted that Chempoint Europe had recently been started up and was expected to break even. Mr. Burgers subsequently asked whether it would be possible to provide an indication of possible expansion opportunities in Eastern Europe, and how quickly that region was expected to become a significant market for Univar.

In response to Mr. Burgers's questions regarding the number of regions distinguished within Europe, Mr. Pruitt stated that Univar had operations in 14 European countries. Instead of operating on the basis of 14 countries, Univar had switched to a five-region model. As a result of this region model, the Company expected to save costs, because it was able to make more efficient use of its networks. As a result, the Company hopes it will be able to expand further, because it is able to provide its customers with better service.

In response to the question within what term the Company expected to achieve the desired return on investments, Mr. Pruitt stated that this would take some time, but that the Company's switch from the country model to the region model was a very important step. In addition, the switch to a general IT system also yielded many advantages. Mr. Pruitt indicated that it would be some time before Chempoint would produce results in Europe. This was also true of the introduction of Chempoint in the United States. It took about five years there before any solid growth occurred.

Mr. Pruitt subsequently responded to Mr. Burgers's question on Eastern Europe. Mr. Pruitt stated that a number of important first steps had been taken in Poland and the Czech Republic. This would afford the Company the opportunity to build strong relationships with the manufacturers in those countries. That way knowledge of the Eastern European market can be obtained, enabling Univar to assess whether there were any companies suitable for acquisition in that region. Finally, Mr. Pruitt indicated that he expected that, over the coming five years, this region would make a significant contribution to Univar's overall growth in Europe.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

Mr. Berkelder noted that he had been a shareholder in the company since the spin-off and that he was satisfied with developments since then. Mr. Berkelder also noted that the number of days on which trade receivables are outstanding had decreased to 52 in 2005. He wondered whether Univar uses a target for the number of days that trade receivables are outstanding. In addition, he noted that, since 2003, the stocks maintained had increased in proportion to the turnover. He asked whether the Supervisory Board was satisfied with the increase of the stocks from 70% to 80% of the equity.

Mr. Pruitt was not pleased with the situation regarding the stock but emphasized that the Company would continue to work at this. Mr. Pruitt stated that the Company had been continuously attempting to improve the payment terms for trade receivables, the networks and the turnover of the stocks. One of the Company's targets is to lower the net level of investments in stock.

The Chairman added that, at almost every management meeting, the issues of stock, accounts receivable and operating capital is raised. The Chairman indicated that, at times of rising prices, the Company tended to create extra stock, because money could be made at such times by purchasing at lower prices. At times of shortages, the reason for the increase of stock may be caused as one would be able to continue to serve its customers. These are all relevant factors. In addition, changes in the Company's client portfolio may affect the stocks maintained. Depending on the business being serviced, a larger or smaller volume of products will have to be kept in stock. For instance, larger volumes of stock are maintained for Chempoint than the normal standard commodity business. This finally also affects the accounts receivable. Finally, the Chairman noted that, in the event of higher prices, the cash flow would be less favorable then when prices are lower, and the cash flow is better. In case of higher prices more money is required for working capital. However as long as the Company makes a return on it, having more working capital is justified.

Mr. Jansen subsequently asked whether the oil extraction from tar sand in Canada offered any perspectives for Univar.

The extraction of oil out tar sand could be very important in the long term and it is expected that it could create additional business and that it would probably fetch attractive returns. The extraction of oil out tar sand thus provides solid potential for the Company's business in Canada.

Mr. Nijdam subsequently posed three questions. Mr. Nijdam asked why a 35% effective tax burden had been predicted for the year 2006 as, pursuant to the IFRS rules, for the results the non-deductible depreciation of goodwill will be eliminated. Mr. Nijdam also asked why the foreign tax credit referred to on page 53 of the annual report had increased by nearly one sixth of the net profit in 2005, from 15.1 million to 23.3 million. He added that, in view of the fact that the Company was doing well, he had expected a set-off instead of a tax credit. Finally, Mr. Nijdam



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

asked whether the percentage by which the costs of health care were increased would be an annual amount, or whether such was a non-recurring amount or that these costs should even be considered a permanently uncertain factor.

Mr. Tole stated that the effective tax burden for 2005 would also have amounted to 35% if the Company had not been granted non-recurring tax benefits in 2005. One example of these benefits was the refund of Canadian taxes, which helped reduce the effective tax burden in 2005 to 32.5%. These non-recurring benefits are not expected to be granted in 2006.

Regarding the foreign tax credit, Mr. Tole noted that the increase was the result of a substantial dividend payment from Canada to Univar USA. Such dividend payments are subject to a 5% Canadian dividend tax and are treated as a foreign tax credits. Univar has the possibility of using these foreign tax credits in future years.

Mr. Pruitt responded to Mr. Nijdam's question relating to the health care costs. Mr. Pruitt pointed out that health care costs were generally undergoing significant increases in the United States. Many companies in the United States have seen their health care costs rise with more than 12% over the past years. There is not much Univar can do about this as an individual company. The health care costs will probably continue to rise until a counter-movement commences at a national level in the United States with a focus on reorganizing the health care structure. This is a cost-determining factor, which has been taken into account in our costs and has been included in the results. Mr. Pruitt indicated that the health care costs will continue to be a problem.

Mr. Linders subsequently posed a question on the Company's repurchase of 980,000 shares. Mr. Linders indicated that the Univar share price had dropped to EUR 40. He asked whether the Chairman was not of the opinion that the Company's repurchase of shares was too expensive. In addition, he asked what the prospects were regarding any subsequent sale of Univar shares by HAL and the corresponding terms and conditions of sale. Finally, Mr. Linders asked who had purchased HAL's other Univar shares.

The Chairman responded that, at the time of the repurchase, Univar had not considered the EUR 42 purchase price per common share too expensive, although the Univar share price is currently be EUR 40.50. Regarding HAL, the Chairman indicated that it was not known what HAL's intentions were. He stated that HAL is currently subject to a standstill period, which means that it may not sell any shares for a six-month period. HAL presently holds about 8 million Univar shares. Mr. Holsboer noted that if a party had acquired a shareholding of 5% or more in Univar pursuant to a purchase of Univar shares, such shareholding would have to be reported.

Mr. Van Nelen had two questions. First, he asked whether the Company was aware of a business, which intended to store products underground in Rotterdam. He subsequently asked whether the Chairman was familiar with the report on HAL published in the *Financieele Dagblad*.



MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL ROTTERDAM, WEENA 686 IN ROTTERDAM

The Chairman responded that he was not familiar with the Rotterdam story. He did know that it did not pertain to Brenntag, a chemical distributor comparable to Univar. The Chairman added that Univar sometimes also stores products underground, something that frequently depends on the regulations that apply at certain locations. Underground storage of goods is much more expensive than tank storage aboveground. Underground storage is generally safer than aboveground storage. The Chairman subsequently indicated that Univar was unable to comment on the actions of HAL. The Chairman then commented that there were no skeletons in Univar's closet. This can therefore not have been HAL's reason for selling its Univar shares.

Mr. Zoon subsequently asked what Univar's future perspectives were regarding countries outside North America and Europe. He pointed out that a number of countries offered extremely attractive perspectives.

Mr. Pruitt stated that Mr. Zoon probably had certain Asian countries in mind, such as China and India. Particularly China is a major manufacturer of chemical products, intended both for export and for the domestic market. Univar is one of the largest buyers of chemicals in China. Univar even has offices in Shanghai for the purchase of products. These offices are run by Mr. David Mahon, Senior Vice President development & planning. He is responsible for developments or potential developments in countries like China, Latin America and India. Univar was the first chemical distributor to be granted a license in China for the sale of chemical products to consumers of chemicals. Univar's enterprise in China is still relatively small, although very active. Univar's focus will be on such developing economies. Mr. Pruitt indicated that developing economies presented interesting opportunities for Univar, because of, for instance, the technical expertise already available with respect to food, pharmaceuticals, etc. However it was important not to start developing activities in developing economies at too early a stage.

The Chairman informed the meeting that he would hear one last question regarding this agenda item.

Mr. Nijdam asked what measures the Executive Board intended to take to increase Univar's share price, in view of the "perceived under-valuation" of the share.

Mr. Pruitt responded that the Company is very active in the field of investor relations, with specific programs to advise and inform investors. The Company has an active investor relation policy in place. For instance, Univar does roadshows, organizes analyst meetings, etc. Mr. Pruitt indicated that, with a less bigger concentration of shares, interest in Univar had increased. Univar was actively working to tell its story and will continue to do so to inform shareholders, investors etc.



MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL ROTTERDAM, WEENA 686 IN ROTTERDAM

The Chairman added that interest in Univar shares was rising because the free float of shares had increased. More Univar shares were presently being traded, which was an important consideration for major investors, because they tend to be less interested in shares with a very low free float. The Chairman indicated that Univar was on the right track and that HAL's sale of its Univar shares improved the free float. Interest in the Univar share had increased, also because of Univar's inclusion in the Mid Cap Index and its place in the top share rankings, which are published by financial papers.

After these questions, the Chairman opened the discussion and adoption of the annual accounts for 2005.

The Chairman proposed to do so by acclamation and asked whether there were any votes against the proposal or any abstentions. As there were no votes against the proposal and no abstentions, the Chairman proposed to adopt the annual accounts.

The Chairman noted that the Meeting had resolved by acclamation to adopt the Company's annual accounts for the 2005 financial year.

5. Profit appropriation and dividend policy for 2005

The Chairman opened the discussion of agenda item 5, being the reserve and dividend policy for 2005. Before giving the floor to Mr. Pruitt, the Chairman proposed to the Meeting to deal with any questions relating to this agenda item during the discussion of agenda item 6.

Mr. Pruitt informed the Meeting that, as already indicated during his presentation, the Company had switched from the Dutch GAAP system to the IFRS system. This resulted in certain changes. Under the Dutch GAAP system, the dividend policy was between 20 and 30%, while this would be about 15% under IFRS. Nevertheless, the Company decided to maintain the 20 to 30% dividend policy under the new accounting standard because of the Company's faith in that policy. Mr. Pruitt indicated that this was a positive step ahead. The Company proposed to distribute 20.6%. Although this was at the low end based on the old standard, it was nevertheless a substantial increase based on the new accounting standard. Mr. Pruitt stated that the dividend policy would be reviewed and evaluated each year. Finally, Mr. Pruitt informed the meeting again that, even under the new accounting rules, the Company's policy for dividend distributions would remain between 20 and 30% of the net profit.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

6. Proposal of dividend payment for 2005

After the discussion of agenda item 5, the Chairman introduced agenda item 6, being the proposal for dividend payments for 2005.

The Chairman informed the Meeting that the Company proposed to raise the dividend from EUR 0.41 per common share to EUR 0.74 per common share. This would be an increase of approximately 80%. It was proposed to make the dividend available to holders of common shares on May 18, 2006. The Chairman noted that it had been remarked during the General Meeting of Shareholders in 2005 that it had taken a long time for the dividend to be made available for payment. The Company was working on this. The process of making the dividend available would be reduced to five days. It would not be possible to reduce this period by much more.

The Chairman subsequently offered the Meeting the opportunity to pose questions.

Mr. Norg wished to comment on the previous agenda item. He noted that the policy of the Company was to distribute a dividend between 20 and 30% of the net profit. He asked the Company to consider increasing the scope for dividend distributions to 40% next year. In addition, he wondered what would happen to the funds to be reserved, as not many acquisitions can be expected in the short term.

Regarding the dividend margin, the Chairman responded that it had already been increased by 5%. This did not mean that it would not remain a point of attention. Regarding the question of acquisitions, the Chairman indicated that, as explained earlier, it was difficult for the Company to find attractive acquisition opportunities. Nevertheless, Univar was hoping to come across more attractive takeover opportunities, which could include a major takeover. This would require, of course, sufficient available funds.

Mr. Stevens subsequently thanked the Chairman for shortening the period for making dividend distributions available for payment. He noted that, in his opinion, this could be done as a four-day period as well. In Germany, for instance, the period within which distributions are made available for payment is extremely short. In addition, banks could do more to computerize the process, enabling the Company to make dividend distributions within a shorter period of time.

The Chairman noted that Mr. Stevens would prefer to be given a check after the Meeting.

As the Meeting had no further questions, the Chairman proposed to adopt this agenda item by acclamation.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

The Chairman established that the Meeting had resolved by acclamation that the Company would effect dividend payments of EUR 0.74 in cash per common share for the 2005 financial year, which would become payable effective from May 18, 2006. On May 11, 2006, the shares would be listed ex-dividend.

7. Discharge of the members of the Executive Board

The Chairman opened the discussion of agenda item 7, being the granting of discharge to the members of the Executive Board for the management conducted by them during the 2005 financial year.

The Chairman offered the Meeting the opportunity to pose questions. As the Meeting had no questions, the Chairman proposed to adopt this agenda item by acclamation.

Mr. Muis informed the Chairman that he represented various investors, jointly holding 8,400 shares, and that he would cast the votes attaching to the 8,400 shares against this agenda item.

Mr. Schop, proxy-holder of, among other shareholders, the Union Bank of California, informed the Chairman that he wished to abstain from voting for 6,900 shares.

The Chairman subsequently asked the Meeting whether there were any more people who wished to abstain or vote against the proposal. After establishing that there were no further questions and no people who wished to abstain or vote against the proposal, the Chairman proposed to adopt this agenda item by acclamation.

The Chairman subsequently established that the Meeting had resolved to grant the members of the Executive Board full discharge for the management conducted by them during the 2005 financial year.

8. Discharge of the members of the Supervisory Board

The Chairman subsequently opened the discussion of agenda item 8, the granting of discharge to the members of the Supervisory Board for the supervision exercised by them during the 2005 financial year.

As the Meeting had no questions regarding this agenda item, the Chairman proposed to adopt the resolution to grant discharge to the members of the Supervisory Board by acclamation.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

As the proxy-holder of various investors, Mr. Muis informed the Chairman that he would cast the votes attaching to a total of 8,400 shares against this agenda item.

Mr. Schop, proxy-holder of, among other shareholders, the Union Bank of California, subsequently informed the Chairman that he wished abstain from voting for 6,900 shares.

The Chairman subsequently asked the Meeting whether there were any more people who wished to abstain or vote against the proposal. After establishing that there were no further questions and no people who wished to abstain or vote against the proposal, the Chairman proposed to adopt this agenda item by acclamation.

The Chairman subsequently established that the Meeting had resolved to grant the members of the Supervisory Board full discharge for the supervision exercised by them during the 2005 financial year.

9. Re-appointment member of the Supervisory Board

After the adoption of agenda item 8, the Chairman opened the discussion of agenda item 9, the re-appointment of Mr. Sharman as member of the Supervisory Board effective from May 10, 2006. The Chairman informed the Meeting that Mr. Sharman had already been on the Supervisory Board four years. The Chairman noted that Mr. Sharman had very extensive experience in and knowledge of the field of logistics and distribution and that he had made a very substantial contribution to Supervisory Board meetings and to the Company during his time on the Supervisory Board.

The Chairman informed the Meeting that the Supervisory Board was therefore submitting a non-binding nomination to the Meeting for the re-appointment of Mr. Sharman.

As the Meeting had no questions, the Chairman proposed to re-appoint Mr. Sharman as a member of the Supervisory Board effective from May 10, 2006, for a four-year period, by acclamation.

The Chairman subsequently established that the Meeting had resolved by acclamation to re-appoint Mr. Sharman as a member of the Supervisory Board effective from May 10, 2006, for a four-year period in accordance with the Company's Articles of Incorporation.

10. Appointment member of the Supervisory Board

The Chairman opened the discussion of agenda item 10, the appointment of a member of the Supervisory Board. The Chairman noted that this agenda item had been included because of



Mr. Van der Vorm's resignation from the Supervisory Board.

The Chairman informed the Meeting that Mr. Meuter had been nominated as a new member of the Supervisory Board. The Chairman informed the Meeting that Mr. Meuter was an economist and a banker by profession. Mr. Meuter has extensive experience in the banking industry. Mr. Meuter had worked for ABN AMRO, Kempen, JP Morgan and Citibank. In view of his financial background, Mr. Meuter perfectly fit the profile of a Supervisory Board member.

As the Meeting had no questions further to this non-binding nomination, the Chairman proposed to adopt this agenda item by acclamation.

The Chairman established that the Meeting had resolved by acclamation to appoint Mr. Meuter as a member of the Supervisory Board effective from May 10, 2006, for a four-year period, in accordance with the Company's Articles of Incorporation.

11. Authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the Company's own capital and to alienate purchased shares in the Company's own capital

The Chairman subsequently opened the discussion of agenda item 11. The Chairman noted that this agenda item was a standard proposal, which was on the agenda of almost every General Meeting. Stated concisely, this item involves the authorization of the Executive Board to purchase or alienate common shares in the Company's own capital, subject to the Supervisory Board's approval.

The Chairman asked the Meeting whether anyone had any questions regarding this agenda item. As this was not the case, the Chairman proposed to adopt this agenda item by acclamation.

Mr. Schop, proxy-holder of, among other shareholders, the Union Bank of California, informed the Chairman that he wished to abstain from voting for 6,900 shares.

The Chairman subsequently established that the Meeting had authorized the Executive Board for eighteen months effective from May 10, 2006, subject to the Supervisory Board's approval, to purchase for consideration fully paid-up common shares in the Company's own capital, on the stock exchange or otherwise, and to alienate common shares in the Company's own capital, irrespective of whether such shares were purchased by the Company before or after May 10, 2006, in the context of stock option plans or for other general corporate purposes. The said authorization will cover the maximum number of shares which my be acquired by the Company in its own capital pursuant to the law and its Articles of Incorporation at the time of the acquisition, in which respect the price must be between the shares' nominal value and 110% of



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

the average price of the shares listed on Euronext Amsterdam N.V. over the five days immediately preceding the purchase.

12. Approval of the Stock Option Plan 2006

The Chairman opened the discussion of agenda item 12, being the adoption of the Stock Option Plan 2006.

The Chairman informed the Meeting that the Stock Option Plan 2006 differed from the Stock Option Plan 2005. The new Stock Option Plan meets the requirements of the Dutch Corporate Governance Code [*Code Tabaksblat*] and is better attuned to the plans of other companies. The Chairman indicated that "senior executives," a group of over 20 persons, are eligible for participation in the Stock Option Plan. The Chairman subsequently gave a presentation on the Stock Option Plan 2006. [The presentation slides are appended to these minutes]

The Chairman subsequently offered the Meeting the opportunity to pose questions.

Mr. Norg asked whether the names of the companies of the "peer group" had already been posted on the Company's website.

The Chairman responded that this had not been done yet, but that it would be no problem to do so. The Chairman furthermore noted that a highly reliable system would be implemented in order to determine Univar's place within the peer group. This also applied to the monitoring activities in that connection.

Mr. Norg also noted that, in his opinion, ranking seventh in the peer group was quite low in view of Univar's strong market position. He was of the opinion that it should rank among the top three companies within the peer group for 100%, and that 150% should be awarded if the Company made first place. He considered a seventh place mediocre and not in accordance with what he had heard today.

The Chairman responded that the whole idea behind the stock option plan was to give management an incentive to achieve better results than average. This system seemed to be most fair. There could be endless talk about being stricter in the bottom half, but that would also mean a more generous treatment if the Company ranked among the upper half. This did not seem a good idea, because the Company wanted to prevent the question whether or not Univar would move up a notch within the peer group from becoming a major issue, because of the substantial amounts involved. In addition, this method had been chosen in order to avoid endless discussions regarding, for instance, the Company's performance within the peer group.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

As the Meeting had no further questions, the Chairman proposed to adopt the Stock Option Plan 2006 and the number of shares accruing to the members of the Executive Board by acclamation.

Mr. Schop informed the Chairman that he, in his capacity as proxy-holder of the Union Bank of California, wished to cast the voting rights attaching to 6,900 shares against this proposal.

The Chairman subsequently established that the Meeting had resolved to adopt the Stock Option Plan for the 2006 financial year and had in the same vote approved the number of stock options that would accrue to the Executive Board members if the requirements of the Stock Option Plan for the 2006 financial year were met.

13. Any other business

The Chairman offered the Meeting the opportunity to pose questions at the end of the Meeting.

Mr. Stevens had a question concerning safety, health and the environment. He noted that he had read or heard nothing about GRI quantification. He asked whether a separate PGM report had been drafted. The Chairman responded that no special report had been drafted on the subject. Further to this response, Mr. Stevens asked whether the Company was bound to the GRI requirements. Mr. Pruitt responded that, despite the fact that no Safety, Health and Environment report would be drafted, these were important issues to the Company. The Company was making much progress in these fields. The Chairman added that Safety, Health and Environment is also regarded as one of Univar's competitive edges. Compared to other Companies, Univar was very strict about compliance with safety, health and environmental procedures and regulations, which suppliers appreciate because they know that their products will be processed in a sound manner. With respect to safety, the Chairman noted that all matters relating to safety, such a car accidents and environment-related incidents were reported. The Chairman indicated that the Company was, at present, not ready to issue a separate report on these matters, but that it would consider including more information on aspects of Safety, Health and Environment in the annual report.

As the Meeting had no further questions, the Chairman closed this agenda item.



MINUTES OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 10, 2006, AT 10 A.M. IN THE WESTIN HOTEL
ROTTERDAM, WEENA 686 IN ROTTERDAM

14. Closing

The Chairman closed the Meeting and thanked those present for their interest in the Company and their constructive and sound questions. He hoped to see everyone back next year.

P.H. Vogtländer

T.H. Liem

RESIGNATION ROTA FOR MEMBERS OF THE SUPERVISORY BOARD

(last updated, May 10, 2006)

This resignation rota was adopted on by the supervisory board of Univar N.V. March 16, 2005 on the basis of article 6.2. of the Rules of the Supervisory Board and is amended to incorporate subsequent actions by general meetings of the shareholders of Univar N.V.

Name	Title/ Function	Year of birth	Date of first appointment	Current term ends	Years of possible reappointment	Maximum term ends
Y. Bobillier	Member	1940	April 24, 2002	2009	2009	2013
G. J.Sharman	Member	1938	April 24, 2002	2010	2010	2014
P. H. Vogtländer	Chairman	1938	April 25, 2003	2007	2007, 2011	2015
F. F. Waller	Member, Financial Expert	1958	May 3, 2005	2009	2009, 2013	2017
R.J. Meuter	Member	1947	May 10, 2006	2010	2010, 2014	2018


SECTION





PRESS RELEASE

Univar to Report Improved FY 2004 Results: Net Income Available to Common Shareholders to Approximate USD 65 Million

Rotterdam, The Netherlands – February 18, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced preliminary unaudited results for its fiscal year ended December 31, 2004. Univar indicated that it expects to report 2004 net sales of approximately USD 5,280 million compared with USD 4,717 million in 2003, when it announces its audited financial results in March. Reported 2004 EBITA will approximate USD 156.0 million compared with USD 117.0 million for 2003. The company also expects to report net income available to common shareholders of approximately USD 65.0 million, or approximately USD 2.25 per common share (USD 2.91 before goodwill amortization), compared with USD 42.2 million, or USD 1.45 per share (USD 2.08 before goodwill amortization).

The improvement in operating profitability for fiscal 2004 compared with fiscal 2003 was driven by an acceleration in sales performance, improved operating efficiency, an uplift in chemical pricing, and beneficial currency effects.

Net income also benefited from an effective income tax rate for 2004 of 38.5%, slightly lower than the previously anticipated range of 40% - 44%. The effective income tax rate for 2003 was 33.6%.

As previously announced, Univar will release audited full-year 2004 results on 17 March 2005.

Univar has elected to issue this advance trading update on expected 2004 annual results in light of a number of circumstances, including: an increase of approximately 18% in the price of Univar stock since the beginning of the year, accompanied by a doubling in the average daily trading volume over the same period, and the generally increased interest by the financial markets in the chemical sector.

As published in the Univar annual report for the years 2002 and 2003, a limited number of options held by several members of Univar senior management will expire on 1 March 2005. These options resulted from a grant of stock options by Royal Vopak five years ago that are partially converted into options on Univar shares due to the split-off of Univar from Royal Vopak in 2002. By Dutch law the options must be exercised in the five business days prior to their expiration and the acquired shares should be sold immediately upon exercise if option holders have committed themselves to do so at least two months prior to expiration. In November, 2004, the applicable managers, including G.E. Pruitt, chairman of the Executive Board, and two directors of subsidiary companies of Univar N.V., undertook this commitment as required by and in accordance with all applicable laws, rules and regulations. This includes the requirement that the Netherlands Authority for the Financial Markets ("AFM") will be notified of these transactions. These notifications will be made forthwith upon exercise of the options. The date of exercise and sale was set more than two months prior, on the first day of the exercise window, 22 February 2005.

On 15 December 2004 Univar held an Extraordinary General Meeting of shareholders, in which, among other matters, the shareholders voted to redeem the company's outstanding Financial Preference Shares. The redemption of these shares is scheduled to be completed on or about 28 February 2005.

On 3 February 2005 Euronext announced that effective March 2005, Univar will be included in its new Amsterdam Small Cap Index (AScX).

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, please visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-310-722-1363
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
SECTION




SEC MAIL
RECEIVED
PROCESSING
NOV 2 6 2006
SECTION
WASH. D.C.
190

PRESS RELEASE

Redemption of Univar's Cumulative Financing Preference Shares Effective

Rotterdam, The Netherlands – February 22, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that the redemption of all of its outstanding cumulative financing preference shares has become effective. The redemption was approved at the company's Extraordinary General Meeting of Shareholders held on December 15, 2004, as also described in the company's press release of that date. The redemption of these shares simplifies the company's capital structure and brings it into compliance with the relevant provisions of the Dutch Corporate Governance Code.

The cumulative financing preference shares are redeemed at par value, plus their paid-in surplus and accrued dividends, as originally announced in the company's press release of October 12, 2004. The total costs of the redemption are EUR 28.8 million plus accrued dividends through the day of repayment.

As also resolved at the company's Extraordinary General Meeting of Shareholders held on December 15, 2004, the company's Articles of Association will be amended. It is expected that this amendment will be effected shortly after aforementioned redemption.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor

reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, please visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail:
eva.lindner@citigateff.nl

Website : www.univarcorp.com

###




SEC MAIL
RECEIVED
NOV 2 3 2006
WASH. D.C.
190

PRESS RELEASE

Univar's Supervisory Board Nominates New Member, Re-Nominates Current Member

Rotterdam, The Netherlands - March 17, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Supervisory Board will make a non-binding recommendation to the Annual General Meeting ("AGM") to elect Mr. Floris Waller to become its fifth member, to fill the vacancy created by the retirement in 2004 of Mr. H. de Ruiter. Mr. Waller is currently a member of the Executive Board of Buhrmann N.V., the multinational distributor of office products and graphic systems, as well as its Chief Financial Officer. Formerly, he held a variety of senior financial management positions within Unilever N.V. Mr. Waller's strong financial background qualifies him as a prospective board member who is a "financial expert" in accordance with the Dutch Corporate Governance Code.

Also, the Board will make a non-binding recommendation to the AGM to reappoint current Board member Mr. Yves Bobillier to the Board. Mr. Bobillier has agreed to resign one year before the expiration of his term in 2006 in order to establish a staggering of Supervisory Board term expirations as required by the Dutch Corporate Governance Code.

Univar N.V.'s AGM will be held at 14:00 CET on May 3, 2005 at the Okura Hotel, Amsterdam.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 155.9 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###




SEC MAIL PROCESSING
RECEIVED
WASH, D.C. SECTION
190

PRESS RELEASE

Univar Reports Improved FY 2004 Results: Sales USD 5,284.2 Million, Net Income Available to Common Shareholders USD 65.2 Million

Rotterdam, The Netherlands - March 17, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal year ended December 31, 2004.

Highlights FY 2004

- **Univar reported fiscal year 2004 EBITA of USD 155.9 million, an increase of 33.2% over 2003's USD 117.0 million. Results were driven by an acceleration in sales performance, improved operating efficiency, an uplift in chemical pricing, and beneficial currency effects.**

- **Consolidated net sales grew by 12.0% to 5,284.2 million compared with USD 4,717.4 million in 2003, primarily due to significant organic growth at Univar USA, higher chemical pricing, and modest organic growth at Univar Canada and Univar Europe, both of which also experienced beneficial currency effects. On a currency-neutral basis, consolidated sales increased 7.1%.**

- **Expense controls and improved productivity resulted in a year-over-year decline in operating expenses as a percent of sales, to 13.4% in 2004 from 13.9% in 2003.**

- **The effective tax rate for 2004 was 38.5%, slightly lower than the previously anticipated range of 40% - 44%. The effective tax rate for 2003 was 33.6%, which benefited from various loss carrybacks.**

- **The company reported a 54.5% gain in net income available to common shareholders to USD 65.2 million or USD 2.25 per common share, compared with USD 42.2 million, or USD 1.45 per common share, in 2003. Earnings per share excluding goodwill amortization for 2004 increased by 39.9% to USD 2.91 compared with USD 2.08 in 2003.**

- **A dividend of EUR 0.41 per share to holders of common shares is to be proposed at the Annual General Meeting. The dividend for 2003 was EUR 0.29.**

- **Beginning in 2005, the company will provide trading updates for the first and third quarters, which this year will occur on 28 April 2005 and 9 November 2005, respectively, along with its regular detailed reporting of half-year and full-year results.**

- **Assuming the business environment continues to remain favorable, Univar believes it is well positioned to achieve year-over-year operating performance improvement (sales and EBIT) again in 2005.**

CEO's Statement

Commenting on financial results for 2004, Gary E. Pruitt, Univar CEO, said, "We are very pleased with our results, which reflect the significant operating leverage available in our business from volume growth. This is the first year since 2000 that we have benefited from stronger demand for our products, particularly in the United States, due to an improved economic environment. We also benefited during the second half of the year from increases in chemical pricing, reversing our experience of the past several years in which chemical price deflation was prevalent. Despite continuing to encounter intense competitive pressure in our markets, the combination of good volume growth, favorable chemical pricing and diligent cost containment programs created the circumstances that made possible our significantly improved performance this year."

Consolidated Key Results FY 2004

(in USD millions except EBITA margin and per share results)	**2004**	2003	% Change (actual)	% Change (currency-neutral)
Net sales	**$5,284.2**	$4,717.4	12.0%	7.1%
Gross margin*	**843.2**	755.2*	11.7	6.8
Operating expenses (excluding cost of sales)*	**706.6**	656.4*	7.6	3.0
Group operating income before depreciation and amortization (EBITDA)	**196.0**	163.1	20.2	14.6
Group operating income before amortization (EBITA)	**155.9**	117.0	33.2	27.4
EBITA margin (EBITA:Net sales)	**3.0%**	2.5%	-	-
Net income available to common shareholders	**65.2**	42.2	54.5	52.1
Earnings per common share	**2.25**	1.45	55.2	52.1

* Certain items have been reclassified to conform to the current year's presentation.

Fiscal Year 2004 Results

Net Sales

The company's reported 2004 sales were USD 5,284.2 million compared with USD 4,717.4 million in the prior year, an increase of 12.0%. Sales increased 7.1% on a currency-neutral basis. All three business units experienced good sales growth. In the US, sales increased to USD 2,545.9 million in 2004 from USD 2,290.9 million in 2003, or 11.1%. European revenues increased 14.0% to USD 1,850.2 million from USD 1,622.8 million in 2003, or 3.2% on a currency-neutral basis. The Canadian business unit provided strong results again in 2004. Sales in Canada increased to USD 830.3 million from USD 737.7 million in 2003, an increase of 12.6%. On a currency-neutral basis, the increase was 4.8%. These increases can be attributed to improving industrial demand, the company's focus on targeted growth industries, and rising chemical prices. Growth in industrial demand was reasonably strong in North America and modest in Europe.

Gross Margin

Consolidated Univar N.V. gross margin as a percent of sales was 16.0% in both 2004 and 2003. Univar's gross margin dollars increased 11.7% in 2004, with the company recording USD 843.2 million in gross margin compared with USD 755.2 million in 2003. Gross margin percentage was up slightly in both Canada and Europe but down 0.4% in the US. The decline in the US was due to continuing intense competitive pressures.

Operating Expenses

Operating expenses (excluding cost of sales) on a consolidated basis increased by 7.6% in 2004, to USD 706.6 million from USD 656.4 million in 2003. However, on a currency-neutral basis, expenses increased by only 3.0%. Continued expense reduction efforts and improved productivity resulted in a decline in expenses as a percent of sales to 13.4% in 2004 from 13.9% the previous year. During 2004, there was a change in the estimated remaining useful lives for certain assets resulting in a reduction in depreciation expense of approximately USD 4.6 million. All three business units were successful in controlling expense increases at well under the rate of growth in sales volume and gross margin. Strict management of operating expenses, including continued implementation of network efficiencies and productivity improvements, are a key part of Univar's strategy.

EBITA (Earnings before Interest, Taxes and Goodwill Amortization)

EBITA for 2004 increased 33.2% to USD 155.9 million from USD 117.0 million in 2003. The increase was a result of controlled growth in operating expenses combined with the increase in net sales and gross margins from 2003 levels. EBITA margin (EBITA as a percent of sales) improved to 3.0% in 2004 compared with 2.5% in 2003, a significant step toward the company's strategic goal of 3.5%.

Net Interest Expense

Net interest expense decreased by USD 5.1 million, to USD 26.7 million in 2004 compared with USD 31.8 million in 2003, primarily due to a reduction in British pound sterling-denominated borrowing, the expiration of certain interest rate swaps and slightly lower interest rates in the June 2004 syndicated credit facility.

Taxation

Income tax on income from ordinary activities in 2004 was USD 42.3 million compared with USD 22.5 million in 2003. The effective tax rate was 38.5% versus 33.6% in 2003. The company estimates its consolidated effective tax rate to be in the range of 31% to 34% of 2005 pre-tax earnings, which will be stated under International Financial Reporting Standards (IFRS).

Net Income Available to Common Shareholders

Net income available to common shareholders increased 54.5% to USD 65.2 million in 2004 from USD 42.2 million in 2003.

Earnings per Share Excluding Goodwill Amortization

Earnings per share excluding goodwill amortization after taxes for 2004 increased by 39.9% to USD 2.91 (EUR 2.34) compared with USD 2.08 (EUR 1.84) the previous year.

Earnings per Share (EPS)

Earnings per share were USD 2.25 (EUR 1.81) in 2004 compared with USD 1.45 (EUR 1.28) in 2003, an increase of 55.2%.

Cash Flow

Net cash flow from operating activities was USD 42.3 million in 2004 compared with USD 70.3 million in 2003. The decrease was due to currency movements and an increase in working capital necessary to support continued sales growth.

Financial Position

The balance sheet on December 31, 2004, showed an increase in total assets of USD 249.3 million from a year earlier, to USD 2,442.0 million from USD 2,192.7 million. This increase was primarily in inventories and accounts receivable, reflecting higher sales volumes and chemical prices, and was partially due to foreign currency movements. Total debt increased slightly due to foreign currency movements. Stockholders' equity (before the proposed dividend to common shares) increased to USD 805.9 million from USD 708.7 million, primarily due to additions from net income (USD 67.6 million) and foreign currency translation differences (USD 29.5 million) less dividends paid with respect to 2003. At this time, no material changes in the company's financing structure are anticipated in 2005.

Cash Flow Return on Investment (CFROI)

Cash flow return on investment for 2004 increased to 13.1% from 11.4%. In this calculation, CFROI represents EBITDA stated as a percentage of average capital employed. Capital employed is defined as total assets less non-interest-bearing current liabilities. Average capital employed was USD 1,496.1 million in 2004 and USD 1,430.6 million in 2003.

Dividend Proposal

A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2004 fiscal year of EUR 0.41 per share payable May 18, 2005, to common shareholders of record on May 4, 2005. This represents an increase of 41.4% from the 2003 dividend of EUR 0.29 per share.

Summary of Second-Half Financial Results

For the six-month period ended December 31, 2004, Univar recorded net sales of USD 2,594.7 million compared with USD 2,251.2 million a year ago, an increase of 15.3%, or 11.0% on a currency-neutral basis. Gross margin as a percent of sales was 16.3% compared with 16.8% in the second half of 2003, and in dollars was USD 424.1 million compared with USD 377.5 million. Operating expenses (excluding cost of sales) in the second half of 2004 were USD 359.1 million compared with USD 327.8 million in 2003, an increase of 9.5%, or 5.3% on a currency-neutral basis. As a percent of sales, operating expenses in the second half of 2004 declined to 13.8% from 14.6% in the year-ago period, mostly as a result of the company's ongoing cost-reduction initiatives and improved productivity. EBITA in the second half of 2004 was USD 74.7 million compared with USD 58.9 million in 2003, an increase of 26.8%. Income tax on income from ordinary activities was USD 18.0 million compared with USD 7.0 million in the comparable period the previous year. Net income available to common shareholders was USD 31.4 million in the second half of 2004 compared with USD 26.0 million in the year-ago period, an increase of

20.8%. Earnings per common share for the second half of 2004 were USD 1.08 compared with USD 0.89 in the year-ago period, an increase of 21.3%.

Second-half 2004 results were driven by volume growth, particularly at Univar USA, higher chemical prices, continued record sales and profits at Univar Canada, effective operating expense control and currency movements.

Market Environment
The chemical market generally strengthened throughout 2004, bringing both improved demand for the products Univar sells and substantial appreciation in chemical pricing, although industrial markets in North America were noticeably more vibrant than those in Europe. This circumstance stands in stark contrast to the weak industrial economies—accompanied by soft demand and price deflation—that have been prevalent over the past several years.

Moving into 2005, all indicators suggest the industry has exited a trough and is poised to realize significant supply-, demand- and cost-based appreciation in the pricing of chemical products. There is a reasonable likelihood that the increased cost of feedstocks—natural gas and petroleum—evidenced in 2004 is structural and that these cost increases will find their way into chemical pricing for at least the near term.

Furthermore, a number of economists at leading chemical producers and industry analysts have suggested that chemical pricing may be driven not only by rising feedstock prices, but also by supply- and demand-driven scarcity. On the one hand there has been and continues to be significant rationalization of capacity in Western markets, particularly the United States. On the other, global consumption, especially in China, is rising faster than new offshore capacity is being brought on-line. As a result, world demand may create a floor under chemical pricing for at least 2005, and perhaps, beyond.

Outlook
Based on the operating progress of the past several years and the enhanced outlook for chemical demand and pricing, Univar believes it is well positioned to achieve year-over-year operating performance improvement (sales and EBIT) again in 2005. The company's results are, of course, dependent to a large degree on a variety of external factors, such as continued economic vitality in the markets we serve, particularly in the manufacturing sector. Other significant factors that can influence results include: pricing and supply stability in chemical and energy markets, competitive pricing behavior, and, to a lesser extent, weather conditions that affect the sale of some of our products, including agricultural and pest control chemicals.

Consistent with its previously stated objective of strengthening Univar's market position over time by providing sustainable revenue and earnings growth while maintaining a sound balance sheet, Univar will continue to focus on its strategic goals: to achieve average annual growth in net sales of between one and two percent in excess of growth in local GDP and to improve EBITA margin to 3.5 percent or more. The company's leverage goals of attaining a net debt-to-EBITDA ratio of no more than 2.5:1 and an interest coverage ratio of at least five times have been achieved, and the company expects this will continue. In addition, for 2005 Univar has established a new, more traditional objective of improving its return on capital employed (ROCE). The company is setting out to improve ROCE to at least 1.25 times its after-tax weighted average cost of capital (WACC) by 2009. For 2004, the company's after-tax WACC was 8.1% and ROCE was 5.6%. ROCE will be calculated on a 36-month rolling average basis.

Results by Segment

Univar USA

(in USD millions except EBITA margin)	**2004**	2003*	% Change
Net sales	**$2,545.9**	$2,290.9	11.1%
Gross margin	**408.7**	379.1	7.8
Operating expenses (excl. cost of sales)	**349.5**	339.8	2.9
Operating income before depreciation and amortization (EBITDA)	**89.3**	73.4	21.7
Operating income before amortization (EBITA)	**70.4**	50.5	39.4
EBITA margin (EBITA:Net sales)	**2.8%**	2.2%	-

* Certain items have been reclassified to conform to the current year's presentation.

Univar USA benefited in 2004 from the improved demand provided by a healthy and growing US economy, and from substantial price increases which began to take effect during the second half of the year. Univar USA recorded net sales in 2004 of USD 2,545.9 million compared with USD 2,290.9 million in 2003, an increase of 11.1%. Volume growth accounted for year-over-year sales increases in every month of 2004.

Gross margin was USD 408.7 million versus USD 379.1 million, up 7.8% from last year's performance. Gross margin as a percent of sales declined to 16.1% from last year's 16.5%. Aggressive competition, as seen in the previous three years, created market pricing pressure offsetting, to some extent, the company's ability to maximize the improved pricing environment.

Operating expenses declined significantly as a percent of sales, to 13.7% from 14.8% the previous year. This was primarily a consequence of various cost-containment measures and improved productivity. Operating expenses in dollars increased 2.9% to USD 349.5 million compared with USD 339.8 million in 2003.

For 2004, EBITA was USD 70.4 million compared with USD 50.5 million a year ago, an increase of 39.4%. This was a result of growth in sales and gross margin and improved operating expense leverage.

Univar Europe

(in USD millions except EBITA margin)	**2004**	2003*	% Change (actual)	% Change (currency-neutral)
Net sales	**$1,850.2**	$1,622.8	14.0%	3.2%
Gross margin	**301.5**	260.4	15.8	5.1
Operating expenses (excl. cost of sales)	**266.9**	236.7	12.8	2.1
Operating income before depreciation and amortization (EBITDA)	**58.9**	49.7	18.5	7.4
Operating income before amortization (EBITA)	**42.4**	30.5	39.0	27.5
EBITA margin (EBITA:Net sales)	**2.3%**	1.9%	-	-

* Certain items have been reclassified to conform to the current year's presentation.

In 2004, Univar Europe recorded sales of USD 1,850.2 million compared with USD 1,622.8 million in 2003, an increase of 14.0%. Excluding the effects of currency translation, sales increased by 3.2%. The company overcame a sluggish economy for most of the year that turned near the end of the third quarter, to post improved revenues. The results for both 2004 and 2003 were affected by profits made on the disposal of non-core properties. In 2004, USD 7.1 million (USD 4.0 million in 2003) is included within sales, gross margin and EBITA in relation to these divestments. Univar Europe's actual organic sales growth for 2004 on a currency-neutral basis was 4.4%.

The 2004 gross margin of USD 301.5 million compared with USD 260.4 million in 2003, an increase of 15.8%. Excluding the effects of currency translation, gross margin increased by 5.1%, reflecting an improvement in gross margin percentage to 16.3% from 16.0%. Chemical supply constriction driven by demand from China, coupled with significant price increases triggered by record oil prices, helped boost the company's gross margins. Competitive pricing pressures offset these factors to some extent.

Operating expenses as a percent of sales in 2004 declined to 14.4% from 14.6% in 2003. The improvement in the expense ratio was due primarily to the effectiveness of Univar Europe's expense controls. Total operating expenses in 2004 increased by 12.8%, to USD 266.9 million from USD 236.7 million in 2003. Excluding the effects of currency translation, operating expenses increased by 2.1%.

EBITA grew sharply to USD 42.4 million from USD 30.5 million in 2003, or 39.0%. On a currency-neutral basis, EBITA increased by 27.5%. Modest organic sales growth, improved gross margins, solid expense control, a reduction in depreciation, and foreign currency exchange effects all contributed to the improvement.

Univar Canada

(in USD millions except EBITA margin)	**2004**	2003	% Change (actual)	% Change (currency-neutral)
Net sales	**$830.3**	$737.7	12.6%	4.8%
Gross margin	**127.8**	109.5	16.7	9.0
Operating expenses (excl. cost of sales)	**74.7**	66.6	12.2	4.4
Operating income before depreciation and amortization (EBITDA)	**57.5**	46.8	22.9	15.3
Operating income before amortization (EBITA)	**53.3**	43.1	23.7	15.8
EBITA margin (EBITA:Net sales)	**6.4%**	5.8%	-	-

Univar Canada recorded net sales of USD 830.3 million in 2004 compared with USD 737.7 million in 2003, an increase of 12.6%. In local currency, net sales were up 4.8%. Sales volumes increased across the country with the largest improvement coming from the resource-based western region.

Gross margin was USD 127.8 million versus USD 109.5 million, up 16.7% from last year's performance. In local currency, gross margin was up 9.0%. Gross margin as a percent of sales increased to 15.4% from last year's 14.8%, as Univar Canada benefited on the whole from higher chemical prices and a proportional reduction in the product mix of lower-margin agriculture chemical products.

Operating expenses remained flat as a percent of sales, at 9.0% in 2004 compared with 9.0% in 2003, and increased on a dollar basis in 2004 to USD 74.7 million from USD 66.6 million the

previous year, with cost increases commensurate with the increase in sales. EBITA increased 23.7% (15.8% in local currency), to USD 53.3 million from USD 43.1 million a year ago, due mainly to sales and gross margin growth.

International Financial Reporting Standards (IFRS)
Effective January 1, 2005, Univar adopted International Financial Reporting Standards. All financial reports, including interim reports, will be prepared accordingly as of that date. The company has decided it will transition to IFRS effective January 1, 2004 and is continuing to assess differences between the existing applicable accounting standards and IFRS. The only identified changes that will have a material effect on the company's financial statements are (1) a balance sheet provision for previously disclosed but unrecognized actuarial losses on defined benefit pension obligations of approximately USD 139 million, and (2) the reversal of amortization related to goodwill recorded in 2004. January 1, 2004 Shareholders' equity will be reduced by approximately $86 million, largely reflecting the tax affected amount of the additional pension obligation. The recognition of the additional pension obligation will increase 2004 net income by approximately USD 5 million and the reversal of goodwill amortization will increase 2004 net income by USD 19.3 million. There may be other financial statement adjustments required that in management's judgment will not be material. In its December 15, 2004 press release, Univar announced that the company would transition to IFRS effective January 1, 2002. After further review of the IFRS transition rules it was determined that a January 2004 implementation is an alternative approach that improves transparency. The only material difference is that the 2004 transition date results in the recognition on the company's balance sheet of the additional pension obligation.

Asbestos Defense Proceedings
As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, and while reserving its rights to deny an obligation to defend and indemnify, Univar is provisionally paying the costs of defending McKesson in a total of approximately 65 asbestos bodily injury lawsuits with 14,861 plaintiffs filed in the State of Mississippi and 47 lawsuits with 47 plaintiffs filed in other jurisdictions.

Note to Editors
A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 09:30 a.m. CET today, can be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, +31 (0)45 631 6902, or in the UK, +44 (0)20 8515 2302. The analyst presentation is available at www.univarcorp.com in the Investor Center.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 155.9 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(in USD millions, except earnings per share)	2004	2003*	% Change
Net sales	**5,284.2**	4,717.4	12.0
Cost of sales	**4,441.0**	3,962.2	12.1
Gross margin	**843.2**	755.2	11.7
Personnel costs	**406.1**	365.9	11.0
Depreciation	**40.1**	46.1	(13.0)
Amortization of goodwill	**19.3**	18.2	6.0
Other operating expenses	**241.1**	226.2	6.6
Total operating expenses	**706.6**	656.4	7.6
Group operating income (EBIT)	**136.6**	98.8	38.3
Interest expense	**26.7**	31.8	(16.0)
Income before taxes	**109.9**	67.0	64.0
Income tax expense	**42.3**	22.5	88.0
Net income before third-party interests	**67.6**	44.5	51.9
Third-party interests	-	0.1	(100.0)
Net income	**67.6**	44.4	52.3
Dividend on cumulative financing preference shares	**2.4**	2.2	9.1
Net income available to common shareholders	**65.2**	42.2	54.5
Earnings per common share	**2.25**	1.45	55.2
Fully diluted earnings per common share	**2.24**	1.45	54.5
EBITDA	**196.0**	163.1	20.2
EBITA	**155.9**	117.0	33.2

* Certain items have been reclassified to conform to the current year's presentation.

ANNEX 2: CONSOLIDATED BALANCE SHEET

Before proposed distribution of net income to holders of common shares

(in USD millions)	**December 31, 2004**	December 31, 2003
Intangible fixed assets	**317.6**	325.6
Tangible fixed assets	**471.2**	466.2
Total fixed assets	**788.8**	791.8
Inventories	**514.4**	420.0
Accounts receivable	**828.0**	678.9
Other receivables and prepaid expenses	**249.2**	236.1
Cash and cash equivalents	**61.6**	65.9
Total current assets	**1,653.2**	1,400.9
Amounts owed to banks	**66.5**	16.9
Current portion of long-term debt	**2.3**	2.4
Trade accounts and other accounts payable	**865.9**	711.6
Dividend on cumulative financing preference shares	**2.7**	2.4
Total current liabilities	**937.4**	733.3
Current assets less current liabilities	**715.8**	667.6
Total assets less current liabilities	**1,504.6**	1,459.4
Long-term debt	**413.9**	457.2
Provisions	**284.6**	293.3
Third-party interests	**0.2**	0.2
Stockholders' equity	**805.9**	708.7
Group equity	**806.1**	708.9
Total	**1,504.6**	1,459.4

ANNEX 3: CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD millions)	2004	2003
Net income	**67.6**	44.4
Adjustments for:		
Depreciation and amortization	**59.4**	64.3
Movements in provisions	**(15.2)**	1.0
(Gain) / loss on sale of tangible fixed assets	**(2.6)**	(4.6)
Gross cash flow from operating activities	**109.2**	105.1
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(66.9)**	(34.8)
Net cash flow from operating activities	**42.3**	70.3
Investments:		
Tangible fixed assets	**(38.5)**	(37.0)
Business acquisitions ((including goodwill)	**(0.1)**	(5.1)
Total investments	**(38.6)**	(42.1)
Disposals:		
Tangible fixed assets	**10.9**	15.0
Proceeds on sale of group companies	**-**	4.7
Total disposals	**10.9**	19.7
Net cash flow from investing activities	**(27.7)**	(22.4)
Financing:		
Repayment of long-term debt	**(409.3)**	(226.3)
New long-term debt	**345.4**	240.1
Purchase own shares	**-**	(1.1)
Net proceeds from share issues	**4.2**	-
Dividend tax	**(0.7)**	-
Cash dividend	**(12.7)**	(8.4)
Net movements in short-term financing	**44.3**	(34.1)
Net cash flow from financing activities	**(28.8)**	(29.8)
Net cash flow	**(14.2)**	18.1
Exchange and translation differences	**9.9**	(28.4)
Decrease in cash and cash equivalents	**(4.3)**	(10.3)

ANNEX 4: CONSOLIDATED 2004 INCOME STATEMENT (UNAUDITED)

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,689.5	2,594.7
Cost of sales	2,270.4	2,170.6
Gross margin	419.1	424.1
Personnel costs	197.1	209.0
Depreciation	19.9	20.2
Amortization of goodwill	9.6	9.7
Other operating expenses	120.9	120.2
Total operating expenses	347.5	359.1
Group operating income (EBIT)	71.6	65.0
Interest income	1.9	1.2
Interest expense	14.2	15.6
Interest expense, net	12.3	14.4
Income from ordinary activities before taxes	59.3	50.6
Income taxes	24.3	18.0
Net income before third-party interests	35.0	32.6
Third-party interests	-	-
Net income	35.0	32.6
Dividend on cumulative financing preference shares	1.2	1.2
Net income available to common shareholders	33.8	31.4
Earnings per common share	1.17	1.08
Fully diluted earnings per common share	1.16	1.08
EBITDA	101.1	94.9
EBITA	81.2	74.7

ANNEX 4 (Cont.): CONSOLIDATED 2003 INCOME STATEMENT (UNAUDITED)

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,466.2	2,251.2
Cost of sales	2,088.5	1,873.7
Gross margin	377.7	377.5
Personnel costs	181.1	184.8
Depreciation	23.7	22.4
Amortization of goodwill	9.0	9.2
Other operating expenses	114.8	111.4
Total operating expenses	328.6	327.8
Group operating income (EBIT)	49.1	49.7
Interest income	1.0	1.6
Interest expense	17.4	17.0
Interest expense, net	16.4	15.4
Income from ordinary activities before taxes	32.7	34.3
Income taxes	15.5	7.0
Net income before third-party interests	17.2	27.3
Third-party interests	-	0.1
Net income	17.2	27.2
Dividend on cumulative financing preference shares	1.0	1.2
Net income available to common shareholders	16.2	26.0
Earnings per common share	0.56	0.89
Fully diluted earnings per common share	0.56	0.89
EBITDA	81.8	81.3
EBITA	58.1	58.9

82-34796


UNIVAR

Univar N.V. Full-Year 2004 Financial Results

March 17, 2005 – Amsterdam, The Netherlands

UNIVAR



Presentation Agenda

- Discussion of Operating Performance FY 2004
- Outlook 2005
  - Gary Pruitt, President and CEO
- Review of Financial Results FY 2004
  - Patrick Tole, Chief Financial Officer
- Market-Specific Business Review
  - John Sammons, Chief Administrative Officer
- Q&A


UNIVAR



Gary Pruitt
President and CEO


UNIVAR

2004 was an excellent year for Univar. We can and will achieve even higher levels of performance in the future. But 2004 was, indeed, very satisfactory.

Our success was driven by 3 factors:

- first and foremost, the significant improvements in marketing execution and operating efficiency that we have achieved in the business over the past several years
- an improved economic environment, particularly in the US—our largest market—where we experienced significantly improved demand for chemical products
- a substantial turnaround in chemical pricing during the second half of the year


UNIVAR

Univar is achieving faster rates of growth than the markets we serve:

- by employing market specialization strategies to provide differentiated offerings to targeted industries, such as food, pharmaceuticals and energy
- by continuing to enhance productivity in our networks, thereby driving costs out of the business to achieve a lower expense ratio


UNIVAR

For the first time since the split-off from Vopak, we benefited in 2004 from stronger demand for our products, particularly in the US.

- Overall FY 2004 sales for the company grew 12.0%
- This translated to growth in EBITA of 33.2%
- Which demonstrates the substantial operating leverage available in our business from even modest growth in volume


UNIVAR

During the second half of 2004, we benefited from substantial chemical price increases, reversing our experience of recent years in which chemical price deflation was prevalent.

- Increased offshore demand and record energy prices pushed chemical prices higher
- Shortages of certain chemical groups were also common
- Univar's size and supplier relationships are key strategic advantages in such times


UNIVAR

The outlook for chemical pricing is bullish over the near-to-medium term.

- The likelihood is that increased costs for feedstocks—natural gas and petroleum—are structural and that these costs will find their way into chemical pricing for at least the near term.
- Furthermore, chemical analysts are suggesting that chemical pricing also may be driven by longer-term scarcity.
  - Continuing capacity rationalization in Western markets
  - Increased global consumption, especially in China, is outpacing new capacity
- World demand may create a floor under chemical pricing for at least 2005, and perhaps beyond.


UNIVAR



Outlook

Based on the operating progress of the past several years and the enhanced outlook for chemical demand and pricing:

We believe Univar is well positioned to achieve year-over-year operating performance improvement (sales and EBIT) again in 2005.


UNIVAR



Patrick Tole
Chief Financial Officer


UNIVAR

Operating Leverage at Work


Business Unit Revenues
(in US$ millions)
3000
2500
2000
1500
1000
500
0
11.1%
14.0%
12.6%
USA
Europe
Canada
2004
2003


Business Unit EBITA
(in US$ millions)
80
70
60
50
40
30
20
10
0
39.4%
39.0%
23.7%
USA
Europe
Canada
2004
2003

In 2004, revenue gains at each Univar business unit resulted in greater EBITA gains due to operating leverage.


UNIVAR

Operating Leverage at Work (cont'd)

Revenues - Consolidated Univar N.V.
(in US$ millions)


12.0%
5400
4500
3600
2700
1800
900
0
Consolidated
2004
2003

EBITA - Consolidated Univar N.V.
(in US$ millions)


33.2%
160
140
120
100
80
60
40
20
0
Consolidated
2004
2003

On a consolidated basis, the 12.0% increase in Univar N.V. revenues led to 33.2% growth in EBITA.


UNIVAR

Key Consolidated Results FY 2004

(in USD millions except EBITA margin and per share results)	**2004**	2003	% Change (actual)	% Change (currency-neutral)
Net sales	**$5,284.2**	$4,717.4	12.0%	7.1%
Gross margin	**843.2**	755.2	11.7	6.8
Operating expenses (excluding cost of sales)	**706.6**	656.4	7.6	3.0
Group operating income before depreciation and amortization (EBITDA)	**196.0**	163.1	20.2	14.6
Group operating income before amortization (EBITA)	**155.9**	117.0	33.2	27.4
EBITA margin (EBITA:Net sales)	**3.0%**	2.5%	-	-
Net income available to common shareholders	**65.2**	42.2	54.5	52.1
Earnings per common share	**2.25**	1.45	55.2	52.1


UNIVAR

Key Results FY 2004

Sales (US$ millions)	**2004**	**2003**	**Change**	**Change (currency-neutral)**
Univar USA	2,545.9	2,290.9	11.1%	n/a
Univar Europe	1,850.2	1,622.8	14.0%	3.2%
Univar Canada	830.3	737.7	12.6%	4.8%
Univar Consolidated	5,284.2	4,717.4	12.0%	7.1%

Sales

- Sales growth was positive in all of our markets, and clearly strongest in the US on an organic basis.
- Volume growth, primarily, drove sales in the first half, while price increases were more influential in the second half.


UNIVAR

Key Results FY 2004

EBITA (US$ millions)	**2004**	**2003**	**Change**	**Change (currency-neutral)**
Univar USA	70.4	50.5	39.4	n/a
Univar Europe	42.4	30.5	39.0	27.5
Univar Canada	53.3	43.1	23.7	15.8
Univar Consolidated	155.9	117.0	33.2	27.4

EBITA

- Significant improvement in all business units with most dramatic increase in the US.
- While currency movements were favorable, they did not have a great deal of impact on EBITA or net income.


UNIVAR

Price and Volume Movements Reversed During The Year

- In the first half, overall pound volume was up approximately 7%, offset by 2% price deflation in North America. Prices in Europe on average were flat.
- This situation turned around in the second half with volumes continuing to trend up and prices increasing between 5% and 7%.
- Volume growth in the second half was greatest in the US at 6.6%.
- Volume growth in the second half was more modest in Canada and Europe at 1% to 2%.


UNIVAR

Tax Rate Better Than Expected

- The effective tax rate for 2004 was 38.5%, slightly lower than the previously anticipated range of 40% - 44%.
- We anticipate the consolidated effective tax rate for 2005 to be in the range of 31% to 34% of 2005 pre-tax earnings which will be stated under International Financial Reporting Standards—accelerating earnings growth.

Working Capital Growth

- At year-end 2004, trade working capital (trade receivables, inventory and accounts payable) had increased by 22% over year-end 2003 to approximately $679 million.

- This was due to:
  - currency movements
  - higher sales volumes
  - higher chemical prices

- On a relative basis the average number of days sales employed in working capital actually decreased slightly.

- EBITA return on capital employed in working capital increased to 24.7% from 21.4% in 2003.


UNIVAR

Successful Performance Toward Goals in 2004

- The consolidated net sales increase of 7.1% on a currency-neutral basis (12.0% in US dollars) surpassed one of our primary goals—to grow sales at one to two percent above GDP growth in the countries in which Univar operates.
- Improvement in the EBITA margin to 3.0% in 2004, up from 2.5% in 2003, was a significant step toward our mid-term strategic goal of 3.5%.
- Our 2004 net debt-to-EBITDA ratio of 2.2:1 surpassed our objective of being under 2.5:1.
- Our 2004 interest coverage ratio of 7.3:1 surpassed our stated goal of at least 5.0:1.


UNIVAR

New Financial Goal

Having achieved some of our mid-term goals, we have established another goal against which our performance may be measured. Our success in achieving this new goal should benefit the company's profitability and, consequently, shareholder value.

- We are establishing the traditional primary financial objective of Return on Capital Employed (ROCE). We plan to achieve, by 2009, an after-tax ROCE of 1.25 times the company's weighted-average cost of capital.
- Univar's (WACC) is currently approximately 8%, and FY 2004 ROCE was 5.6%.


UNIVAR



John Sammons
Chief Administrative Officer

UNIVAR

Business Review: US

- While the US business clearly benefited from the increase in chemical pricing, it is important to note the substantial increase in volume growth (approximately 7% increase in pounds sold).

- This growth is a result of both a healthy and expanding US economy and the new marketing strategies implemented in the US business.

  - focus is on industries with strong growth potential (food, pharma, energy, personal care)

  - these are industries in which we already have solid positions with the ability to grow
    - expanded product lines
    - added technical expertise

  - multiple channels to market for producers
    - commodity
    - specialty (Mozel)
    - high value/technical (ChemPoint.com)


UNIVAR

Business Review: US (cont'd)

Continued efforts to enhance network productivity have resulted in improved efficiencies again in 2004, with a lower expense ratio (13.7% vs. 14.8% in 2003).

- continuous rigorous reviews of processes
- minimizing product touches
- enhancing the efficiency of freight lanes
- consolidating packaging points
- reducing stocking points for high-turn inventory

Business Review: Europe

- Economic conditions were less robust in Europe than in North America.
  - depending upon the market, industrial growth ranged from slightly negative to modestly positive
  - Univar Europe realized real volume growth of approximately 1.7% for the year, 2.2% in the second half
  - price improvement helped as well, bringing overall organic growth to 4.4% for the year and 8.8% for the second half
- The most positive trend was in the UK, which reversed its decline to become our leading European profit contributor in 2004.
  - restructuring in 2003
  - simplified its approach to market


UNIVAR

Business Review: Europe (cont'd)

- Univar France continues to manage through the effects of 2003's merger of 3 businesses.
  - although profitability has not recovered to previous levels, the trends are very encouraging
  - excellent management team making good progress
  - substantial opportunity for improvement through network enhancement and business process improvements
- Remaining business in Europe generally improved moderately both in terms of sales and profitability in 2004.


UNIVAR

Business Review: Canada

- Another year of solid growth
  - 12th consecutive year-over-year record performance in sales, gross margins, operating income
- Strength especially in the resource-based West
  - Oil & gas exploration (methanol)
- Economy in the East improved alongside the US economy
  - Increase in selling resources in eastern Canada organization

UNIVAR



Business Review: Canada (cont'd)

- Agriculture business experienced respectable growth in EBITA in spite of extremely poor weather conditions.

- Market conditions were somewhat similar to those in the US.
  - 1st half: excess supply, soft pricing
  - 2nd half: price increases, product shortages
  - going forward, continued high energy costs should fuel capital investment by energy producers, a positive for Canadian business

UNIVAR

Prospects for 2005

- Industrial chemical prices continue to trend higher, at least for 2005 and, perhaps, beyond.
  - Chemical feedstock (oil and natural gas) prices remain high
  - Tight supply and increasing worldwide demand, especially from China
- Univar continues to aggressively seek greater market share.
- Operating synergies and productivity improvements continue to be a high priority.


UNIVAR



Q&A

82-34796








2265

March 17, 2005




SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2006
WASH. D.C. 190 SECTION

PRESS RELEASE

Univar Presents Financial Information Prepared In Accordance With International Financial Reporting Standards

Rotterdam, The Netherlands – April 6, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its 2004 financial information prepared under International Financial Reporting Standards ("IFRS"). This is in accordance with the company's announcement to adopt IFRS in its fiscal year 2004 financial results press release of March 17, 2005.

Adoption of International Financial Reporting Standards
Univar's 2004 financial statements were reported under generally accepted accounting principles in the Netherlands ("Dutch GAAP"). As of January 1, 2005, Univar reports on the basis of IFRS. This press release has been prepared in order to provide an initial overview of Univar's indicative IFRS information for 2004 that will serve as a comparison for 2005. The IFRS information shown is compared with the company's reported Dutch GAAP numbers. The principle changes affecting the consolidated balance sheet and income statement are explained below.

The effects of adopting IFRS at the date of transition (January 1, 2004) will be recorded in stockholders' equity in the company's 2004 opening IFRS balance sheet. Accordingly, a reconciliation of stockholders' equity between Dutch GAAP and IFRS at the date of transition is included. The financial information has been prepared on the basis of the standards currently endorsed by the European Union and all figures presented are unaudited.

The change in accounting standards did not materially affect the cash flow statement originally presented. Net cash flow from operating, investing and financing activities was the same for 2004 under both Dutch GAAP and IFRS. Therefore, no reconciliation between IFRS and Dutch GAAP is provided.

Effects of Reporting Under IFRS
For Univar, the main differences between IFRS and Dutch GAAP are listed below. Minor adjustments or reclassifications are excluded.

Provisions and Contingencies (IAS 37)
Under IFRS, provisions should be measured as the present value of estimated future cash outflows, except where the effect of the time value of money is immaterial. Dutch GAAP did not require provisions to be discounted. The stockholders' equity adjustment at the date of transition reflects the effect on opening equity of the cumulative change in the net present value of these provisions.

Long-term Employee Benefits / Pensions (IAS 19)
IFRS requires the excess of defined-benefit obligations measured at present value over plan assets measured at fair value to be recorded on the balance sheet. Fair values and related income statement movements are based on actuarial assumptions taking into account such

factors as expected salary increases and return on plan assets. Univar has several pension plans based on local employment practice. In accordance with "First time Adoption of Financial Reporting Standards," ("IFRS 1"), the company has opted to recognize all cumulative actuarial gains and losses at the date of transition to IFRS as an adjustment to stockholders' equity. Accordingly, the amount previously recorded as a component of personnel costs relating to the amortization of actuarial gains and losses during 2004 was reversed.

Business Combinations / Goodwill (IFRS 3 / IAS 36 / IAS 38)
Dutch GAAP allows for the amortization of goodwill. Under IFRS, goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Goodwill is considered to have an infinite useful life and is not amortized. Goodwill must be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired. Based on the company's review of operations and testing of goodwill, there was no impairment of the carrying value of goodwill during the year ended December 31, 2004. The methodology Univar has historically used for testing the impairment of goodwill is not expected to change significantly as a result of adopting IFRS 3.

Share-Based Payments / Options (IFRS 2)
Dutch GAAP did not require the expensing of share-based payments. Under IFRS, share-based payments are expensed on the basis of their value determined using options pricing models. The company's share-based payments qualify as equity-settled transactions. Accordingly, the fair value of the options at grant date is expensed as an operating cost, based on the number of stock options that will vest over the vesting period. Under IFRS 1, there exists the opportunity of electing to apply IFRS 2 to all existing share option plans or only to those that came into effect subsequent to November 7, 2002. Univar has elected to apply the latter alternative which captures all options issued subsequent to the June 2002 split-off from Royal Vopak.

Preference Shares (IAS 32 / IAS 39)
With respect to IAS 32 and IAS 39 (Financial Instruments), Univar has chosen to apply the standards effective as of January 1, 2005 and to not adjust the 2004 comparative information. Under IFRS, Univar's cumulative preference shares are to be treated as long-term debt. Given Univar's application of the standard, the preference shares were considered long-term debt beginning January 1, 2005, and they had no effect on the previously reported financial statements. In addition, Univar's preference shares were redeemed in February 2005.

Taxation (IAS 12 and Other Adjustments for IFRS)
Under IFRS, additional deferred taxes are recognized on the temporary differences originating from differences in accounting principles between IFRS and Dutch GAAP. The deferred tax adjustment relates primarily to the cumulative effect of transition on employee benefits.

Property, Plant and Equipment (IAS 16)
Under IFRS, an entity is required to identify significant components of an item of property, plant and equipment and depreciate those items separately based on the individual estimated useful life. This component accounting was not fully adopted under Dutch GAAP. The effect on depreciation expense and net income from the adoption of component accounting was not material for the year ended December 31, 2004.

Reconciliation of consolidated income statement

for the year ended December 31, 2004

(in US $ millions, except earnings per share)	Previous GAAP	Effect of Transition to IFRS	IFRS
Net sales	5,284.2	-	5,284.2
Cost of goods sold	4,441.0	-	4,441.0
Personnel costs	406.1	(6.9)	399.2
Depreciation expense	40.1	-	40.1
Amortization of goodwill	19.3	(19.3)	-
Other operating expenses	241.1	0.5	241.6
Total operating expenses	5,147.6	(25.7)	5,121.9
Group operating income (EBIT)	136.6	25.7	162.3
Interest income	3.1	-	3.1
Interest expense	29.8	-	29.8
Interest expense, net	26.7	-	26.7
Income from ordinary activities before taxes	109.9	25.7	135.6
Income tax expense	42.3	2.5	44.8
Net income	67.6	23.2	90.8
Dividend on cumulative financing preference shares	2.4	-	2.4
Net income available to common shareholders	65.2	23.2	88.4
Earnings per common share	2.25	0.80	3.05
Fully diluted earnings per common share	2.24	0.79	3.03

Reconciliation of consolidated balance sheet at December 31, 2004

Before proposed distribution of net income to holders of common shares

(in US $ millions)	Previous GAAP	Effect of Transition to IFRS	IFRS
Intangible fixed assets	317.6	19.8	337.4
Tangible fixed assets	471.2	-	471.2
Total fixed assets	788.8	19.8	808.6
Inventories	514.4	-	514.4
Accounts receivable	828.0	-	828.0
Other receivables and prepaid expenses	249.2	49.0	298.2
Cash and cash equivalents	61.6	-	61.6
Total current assets	1,653.2	49.0	1,702.2
Amounts owed to banks	66.5	-	66.5
Current portion of long-term debt	2.3	-	2.3
Trade accounts and other accounts payable	865.9	-	865.9
Dividend on cumulative financing preference shares	2.7	-	2.7
Total current liabilities	937.4	-	937.4
Current assets less current liabilities	715.8	49.0	764.8
Total assets less current liabilities	1,504.6	68.8	1,573.4
Long-term debt	413.9	-	413.9
Provisions	284.6	132.3	416.9
Third-party interests	0.2	-	0.2
Stockholders' equity	805.9	(63.5)	742.4
Group equity	806.1	(63.5)	742.6
Total	1,504.6	68.8	1,573.4

Effect of IFRS on stockholders' equity at January 1, 2004

(in US $ millions)	Common shares	Cumulative financing preference shares	Share premium	Currency translation reserve	Undistributed earnings	Total stock-holders' equity
Balance at January 1, 2004 previous GAAP	**37.7**	**15.9**	**572.1**	**22.8**	**60.2**	**708.7**
Effect of transition to IFRS: Cumulative effect of change in net present value of provisions	-	-	-	-	4.9	**4.9**
Cumulative effect of transition on employee benefits	-	-	-	-	(88.4)	**(88.4)**
Balance at January 1, 2004 under IFRS	**37.7**	**15.9**	**572.1**	**22.8**	**(23.3)**	**625.2**

Reconciliation of stockholders' equity at December 31, 2004

(in US $ millions)	Common shares	Cumulative financing preference shares	Share premium	Currency translation reserve	Undistributed earnings	Total stock-holders' equity
Balance at December 31, 2004 previous GAAP	**40.9**	**17.3**	**575.6**	**52.3**	**119.8**	**805.9**
Cumulative goodwill amortization reversal	-	-	-	0.5	19.3	19.8
Tax effect share-based payments	-	-	-	-	0.3	0.3
Change in net present value of provisions	-	-	-	0.2	4.4	4.6
Effect of transition on employee benefits	-	-	-	(4.5)	(83.7)	(88.2)
Balance at December 31, 2004 under IFRS	**40.9**	**17.3**	**575.6**	**48.5**	**60.1**	**742.4**

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, under IFRS, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com.

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###




SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2006
WASH. D.C.
190
SECTION

PRESS RELEASE

Univar Reports First-Quarter 2005 Results: Sales Increase of 16.6%, EBIT Growth of 36.5% and Net Income Improvement of 49.2%

Rotterdam, The Netherlands – April 28, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal first quarter ended March 31, 2005.

Highlights Q1 2005

- **Univar reported first-quarter 2005 EBIT of USD 46.0 million, an increase of 36.5% over first-quarter 2004's USD 33.7 million. Continuing the trend of fourth-quarter 2004, results were driven by strong sales growth, improved productivity, and beneficial currency effects.**
- **Consolidated first-quarter net sales grew by 16.6% to USD 1,453.0 million compared with USD 1,246.6 million in 2004. The improvement was due in large measure to significant revenue increases at Univar USA and Univar Canada, primarily the result of higher market pricing for chemical products. Univar Europe experienced modest growth. On a currency-neutral basis, consolidated net sales increased 13.9%.**
- **Effective expense controls, combined with higher revenue, resulted in a year-over-year decline in operating expenses as a percent of sales, to 12.1% in 2005's first quarter from 13.5% in 2004's first quarter.**
- **The effective tax rate in Q1 2005 was 34.0%, compared with 34.4% in Q1 2004.**
- **The company reported a 49.2% gain in net income available to common shareholders in first-quarter 2005 to USD 26.4 million, or USD 0.90 per common share, compared with USD 17.7 million, or USD 0.61 per common share, a year ago.**
- **Assuming the business environment remains favorable, Univar believes it is well positioned to achieve meaningful year-over-year performance improvement in sales and EBIT in 2005.**

Consolidated Key Results First Quarter 2005

(unaudited; in USD millions except EBIT margin and per share results)	**Q1 2005**	Q1 2004	% Change (actual)	% Change (currency-neutral)
Net sales	**1,453.0**	1,246.6	16.6	13.9
Gross margin	**222.0**	202.3	9.7	7.0
Operating expenses (excluding cost of sales)	**176.0**	168.6	4.4	1.8
Group operating income before depreciation and amortization (EBITDA)	**56.4**	44.0	28.2	24.0
Group operating income (EBIT)	**46.0**	33.7	36.5	32.0
EBIT margin (EBIT:Net sales)	**3.2%**	2.7%	-	-
Net income available to common shareholders	**26.4**	17.7	49.2	45.3
Earnings per common share	**0.90**	0.61	47.5	45.3

Market Environment

Market conditions, and Univar's financial results, exceeded management's expectations in the first quarter of 2005. Stable demand, higher chemical prices and improved marketplace execution resulted in better-than-expected revenue increases in the US and Canada. Revenues also increased, though at a lower rate, in Europe, where the economies were less robust and demand less buoyant. Gross margins improved on a dollar basis as a result of higher sales levels that offset a decline in gross margin percentage. Gross margin as a percent of sales declined due to changes in the mix of products sold and higher chemical pricing. Pricing in all of Univar's markets reflected the uplift seen worldwide in the last few months of 2004. Chemical prices have maintained their elevated levels as a consequence of increased feedstock prices, a shortfall in productive capacity and continuing demand growth in North America and Asia.

Outlook

Assuming the business environment remains favorable, Univar believes it is well positioned to achieve meaningful year-over-year performance improvement in sales and EBIT in 2005.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in

Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Three months ended March 31,		
	2005	2004	% Change
Net sales	**1,453.0**	1,246.6	16.6
Cost of sales	**1,231.0**	1,044.3	17.9
Gross margin	**222.0**	202.3	9.7
Personnel costs	**104.7**	98.2	6.6
Depreciation	**10.4**	10.3	1.0
Other operating expenses	**60.9**	60.1	1.3
Total operating expenses	**176.0**	168.6	4.4
Group operating income (EBIT)	**46.0**	33.7	36.5
Interest expense	**6.0**	5.8	3.4
Income before taxes	**40.0**	27.9	43.4
Income tax expense	**13.6**	9.6	41.7
Net income	**26.4**	18.3	44.3
Dividend on cumulative financing preference shares	-	0.6	(100.0)
Net income available to common shareholders	**26.4**	17.7	49.2
Basic earnings per common share	**0.90**	0.61	47.5
Fully diluted earnings per common share	**0.90**	0.61	47.5
Weighted-average shares outstanding	**29,269,071**	28,994,113	0.9



ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 3, 2005

AT 2:00 P.M.

IN AMSTERDAM (OKURA HOTEL, FERDINAND BOLSTRAAT 333)

Agenda

Agenda of the annual General Meeting of Shareholders (***General Meeting***) of Univar N.V. (***the Company***), having its registered office in Rotterdam, the Netherlands, to be held on Tuesday, May 3, 2005, at 2:00 p.m. at the Okura Hotel, Ferdinand Bolstraat 333, 1072 LH **Amsterdam**, the Netherlands.

1. Opening
2. Report of the Executive Board for 2004
3. Report of the Supervisory Board for 2004
4. Discussion and adoption of the 2004 annual accounts
5. Profit appropriation and dividend policy for 2004
6. Proposal of dividend payment for 2004
7. Discharge of the members of the Executive Board
8. Discharge of the members of the Supervisory Board
9. Re-appointment member of the Supervisory Board
10. Appointment member of the Supervisory Board
11. Authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the Company's own capital and for the alienation of these shares for the purposes of stock option plans
12. Corporate Governance
13. Adoption of the Stock Option Plan 2005
14. Adoption of the Remuneration Policy
15. Any other business
16. Closing


RECEIVED
190
SECTION

An explanation of agenda items 4 through 14 is provided hereafter in the Explanatory Notes to the Agenda / Shareholders' circular. In accordance with the Corporate Governance Code (***the Code***) the explanation also includes facts and circumstances relevant to the General Meeting with respect to agenda items that require approval or authorization.

Explanatory notes to the Agenda / Shareholders' circular

Agenda item 4.

A proposal will be presented to the General Meeting to adopt the annual accounts for the 2004 financial year as drawn up by the Executive Board.

Agenda item 5.

The profit appropriation policy and dividend policy enables the Company to continuing growth while providing for a distribution of income to its shareholders.

The repayment on the redeemed cumulative financing preference shares series 1 and series 2 included amongst others a dividend for the year 2004 and a proportionate amount equal to the dividend from January 1, 2005 until and including the date of the repayment. As a result of the redemption, future profits no longer need to be distributed to holders of aforementioned shares and to common shareholders but are now available for possible distributions to common shareholders. The Company expects that for the next period 20 to 30% of the profit before extraordinary items will be available for a dividend distribution to the common shareholders.

Agenda item 6.

A proposal will be presented to the General Meeting to pay the shareholders of common shares a dividend of forty-one eurocents (EUR 0.41) for each issued common share with a nominal value of one euro (EUR 1). The dividend will be payable as of May 18, 2005. The shares will be listed ex-dividend as of May 5, 2005.

Agenda item 7.

It is proposed that the General Meeting grants full discharge to the members of the Executive Board for the performance of their management during the 2004 financial year.

Agenda item 8.

It is proposed that the General Meeting grants full discharge to the members of the Supervisory Board for the performance of their supervision during the 2004 financial year.

Agenda item 9.

Mr. Yves Bobillier, member of the Supervisory Board as of April 24, 2002, will retire by rotation this year. The rotation schedule has been made available on the Company's website. The Supervisory Board makes a non-binding recommendation to the General Meeting to re-appoint Mr. Bobillier to the Supervisory Board as from May 3, 2005 for a period of four years in accordance with the articles of association of the Company.

Until 1998, Mr. Bobillier was the President of Dow Europe, based in Zurich Switzerland.

Mr. Bobillier is currently a member of the Advisory Board of INSEAD, Switzerland. As a result of his future re-appointment, the total of boardmemberships of Mr. Bobillier will not exceed the maximum amount as recommended by the Code.

Mr. Bobillier studied agricultural engineering in Zurich, Switzerland, and holds a MBA from INSEAD in Fontainebleau, France.

Yves Bobillier
- Age: 64
- Nationality: Swiss
- Current positions: member of the Advisory Board of INSEAD, Switzerland
- Shares in the Company: none

Motivation for re-appointment
Mr. Bobillier has extensive knowledge of and experience in the chemical industry obtained from the various positions he held during 30 years with Dow Chemical throughout the world. His broad experience with a major chemical producer fills several important areas of the Supervisory Board profile. Mr. Bobillier's participation on the Supervisory Board has strengthened and broadened the Supervisory Board's oversight of the Company. Mr. Bobillier fits in the profile of the Supervisory Board.

Agenda item 10.

The Supervisory Board makes a non-binding nomination to the General Meeting to appoint Mr. Floris Waller to the Supervisory Board as from May 3, 2005 for a period of four years in accordance with the articles of association of the Company.

As Mr. De Ruiter retired from the Supervisory Board in 2004, with the appointment of Mr. Waller, the Supervisory Board will be expanded to include five members.

Mr. Waller has relevant knowledge of and experience in the field of financial administration and accounting from the various financial positions that he has held at other listed companies and more specifically from his current position as Chief Financial Officer and member of the Executive Board of Buhrmann N.V. Therefore, his expertise is considered very important for the Company. Mr. Waller's expertise in the above-mentioned field renders him highly qualified to be a member of the Supervisory Board in accordance with its profile, and Mr. Waller meets the requirements to be considered a "financial expert" as defined in the Code.

Since 1999, Mr. Waller has been Chief Financial Officer and member of the Executive Board of Buhrmann N.V. In his capacity as member of the Executive Board of Buhrmann N.V. he holds responsibility for financial matters in the broadest sense, e.g. accounting & control, corporate finance & group treasury, corporate tax & pension fund, risk management, information technology, mergers, acquisitions & divestments and business realignment. Previously, he held financial positions at Unilever N.V.

Mr. Waller has a Masters Degree in Business Economics and a CPA Degree which he obtained at the Erasmus University at Rotterdam, the Netherlands.

Floris Waller
- Age: 46
- Nationality: Dutch
- Current position: Member of the Executive Board of Buhrmann N.V.
- Shares in the Company: none

Motivation for appointment
Mr. Waller has extensive financial knowledge and experience, which makes him an excellent candidate for the Supervisory Board. In addition, Mr. Waller qualifies as a "financial expert" as defined in the Code and Mr. Waller fits in the profile of the Supervisory Board.

Agenda item 11.

On May 6, 2004, the General Meeting authorized the Executive Board to purchase shares in the Company's own capital and to alienate these shares with the approval of the Supervisory Board for a period of eighteen months as of May 6, 2004.

A proposal will be presented to the General Meeting to continue this policy by authorizing the Executive Board, subject to the approval of the Supervisory Board, for a period of eighteen months as of May 3, 2005 to purchase fully paid-up shares of any class in the Company's own capital on the stock exchange or otherwise for valuable consideration and the alienation of shares of any class purchased in the Company's own capital for the purposes of stock option plans. The aforesaid authorization pertains to the maximum number that the Company may acquire pursuant to the law and the articles of association of the Company as of the date of acquisition, in which respect the price must be in relation to common shares between the amount equal to the nominal value of these shares and the amount equal to 110% of the average quotation of the listed shares on the stock exchange maintained by Euronext Amsterdam N.V. of the past five days before the purchase.

Agenda item 12.

The Company's corporate governance policy is explained in the Annual Report. Shareholders are referred to the Annual Report. The required documents which need to be made available according to the Code are published on the Company's website

Agenda item 13

A proposal will be presented to the General Meeting to adopt the Stock Option Plan for the 2005 financial year as approved by the Supervisory Board. The purpose of the Stock Option Plan 2005 is to provide additional incentives for recipients of options to exert maximum efforts for the success of the Company. An aggregate of 300,000 common shares may be awarded under the plan. The Stock Option Plan 2005 will be explained in further detail at the General Meeting. The Stock Option Plan 2005 complies with the relevant provisions of the Code. A summary is provided below which contains details that the Company considers of importance to its shareholders in their consideration to adopt the Stock Option Plan 2005.

Stock Option Plan 2005
After adoption of the Stock Option Plan 2005 by the General Meeting, the plan will take effect as per May 3, 2005.

Eligibility
All members of the Executive Board and other qualifying persons are eligible to receive stock options under the Stock Option Plan 2005.

Awards
Under the Stock Option Plan 2005 qualifying persons receive conditional stock options in the capital of the Company to the maximum of shares, which may be awarded under the plan.

Vesting period
The stock options may only be exercised after a vesting period of 3 years.

Performance target and expiration of stock options
At the time of the stock option grant the recipient must select one of two performance targets. The recipient may select that the stock options may be exercised after the vesting period only if the fair market value of the common shares as reported by Euronext Amsterdam N.V. at the date of the exercise at least equals two times the exercise price. Under this alternative the stock options expire in 7 years from the date of the grant. As an alternative the recipient may select that the stock options may be exercised after the vesting period only if the fair market value of the common shares as reported by Euronext Amsterdam N.V. at the date of exercise at least equals 135% of the exercise price. Under this alternative the stock options expire in 4 years from the date of the grant and the after tax proceeds must be reinvested in the Company's common shares and held until the expiration of 7 years from the date of grant.

Agenda item 14.

A proposal will be presented to the General Meeting to adopt the Remuneration Policy which has been developed by the Supervisory Board's Remuneration Committee. A detailed summary of the Remuneration Policy for the Executive Board is included in the Annual Report. A summary is provided below which contains details that the Company considers of importance to its shareholders in their consideration of approval of the Remuneration Policy.

The Remuneration Policy intends that the amount and structure of the remuneration of the Executive Board members is such that qualified and expert managers can be recruited and retained. The Company is committed to providing total remuneration that is consistent with sound industry practice and individual country pay practices, job market and geographic differences. The remuneration program will have fixed and variable components.

Executive Board member's remuneration consists of the following components: (i) salaries (fixed), (ii) annual cash performance bonus (variable), (iii) stock options (variable/long-term) and (iv) benefits.

Salaries are based on market value, reflecting an Executive Board member's experience, responsibility and market value. Main guideline is the remuneration market in which the members of the Board are working. The variable component annual-cash performance bonuses are based on the Company's annual performance against predetermined, measurable, influenceable and demanding financial targets and individual accomplishments against objectives. The variable component/long-term component for Executive Board members is currently in the form of stock options. Regarding benefits, Executive Board members participate in the Company's benefits and retirement programs, as appropriate for the market in which they are employed.

Executive Board and
Supervisory Board

Univar N.V.
Blaak 333
3011 GB Rotterdam

Admittance to the General Meeting

The General Meeting will be open to those who as at April 26, 2005, after all the credits and debits as at that date (***Registration Date***) have been processed, hold shares in the Company, (including other persons/entities entitled to attend the General Meeting), are registered in one of the sub-registers referred to below and have indicated their wish to attend the General Meeting.

Holders of Bearer Shares

With respect to holders who have deposited shares through Euroclear Nederland (***Euroclear***), a trade name of the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or institutions associated with Euroclear the sub-register will be the administration of the institutions associated with Euroclear that demonstrate who is entitled to those shares as at the Registration Date.

Holders of shares (and other persons/entities entitled to attend the General Meeting) who wish to attend the General Meeting in person must register in writing by April 26, 2005 4:00 p.m. at the latest with ABN AMRO Bank N.V., via the institution associated with Euroclear in whose administration they are registered for the shares, instructing the associated institution to provide ABN AMRO Bank N.V. with a confirmation to the effect that the relevant shares will continue to be registered in the holder's name in its administration up to and including the Registration Date (***Restrictions***).

Any Restrictions in connection with the registration of the shares will be lifted on the next trading day of the shares. The registration receipt will serve as an attendance card and must be handed over upon registration on the day of the General Meeting.

Holders of Registered Shares

With respect to holders of registered shares, the sub-register will be the shareholders' register of the Company, as maintained by it. Holders of registered shares (and other persons/entities entitled to attend the General Meeting) who wish to attend the General Meeting must inform the Executive Board of the Company thereof in writing at the latest on April 26, 2005.

Voting by Proxy

Shareholders can authorize third parties to cast their vote at the General Meeting. The relevant power of attorney must be laid down in writing. The Company must receive the written power of attorney at the latest on April 26, 2005.

Identification

Persons/entities entitled to attend the General Meeting, can be requested to show proof of identity prior to admission to the General Meeting. We therefore request those persons/entities to bring valid identification.

Registration of Admittance

Registration of admittance will take place on May 3, 2005 from 12:30 p.m. to 2:00 p.m., before commencement of the General Meeting. It will not be possible to register after that time.





MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

The meeting was chaired by Mr. P.H. Vogtländer, Chairman of the Supervisory Board of Univar N.V. (below: the "Chairman").

1. Opening

The Chairman opened the meeting and welcomed those present.

The Chairman informed the meeting that the total number of shares represented on this meeting amounted to 14,433,166, which represents 48.2% of the total number of issued shares.

Furthermore, the Chairman informed the meeting that the entire Executive Board and the Supervisory Board were present. Furthermore, Mr. Waller and Mr. Tole, CFO of the Company, were present. Also attending were Mr. T.H. Liem of Baker & McKenzie and Mr. H.J. de Kluiver of De Brauw Blackstone Westbroek. Finally, the Chairman informed the meeting that Mr. Reckers of Ernst & Young Accountants, was also present during the meeting.

Subsequently, the Chairman reported that he assumed that everyone had signed the attendance list. He informed the meeting that the Company has repurchased shares for which it cannot exercise voting rights.

The Chairman informed the meeting that he understood that all of the proxy holders present at the meeting have provided the Company with their written proxies.

The Chairman informed the meeting that the meeting was convened by means of an announcement in *Het Financieele Dagblad*, *NRC Handelsblad* and *Officiële Prijscourant* on April 18, 2005. The Chairman stated that the required documents had been made available for inspection at the prescribed locations; therefore, the meeting has been lawfully convened and was authorized to adopt resolutions with respect to the items on the agenda.

The Chairman noted that the Executive Board had not received any proposals from the shareholders within the meaning of Article 17 paragraph 2 of the articles of association of the Company with respect to the discussion of subjects other than those mentioned in the convening notice. Minutes will be kept of the meeting.

Finally, the Chairman requested those attending to switch off their mobile phones and to ask questions in a concise way while clearly stating their names.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

2. Report of the Executive Board for 2004

The Chairman turned to agenda item 2, the report of the Executive Board for 2004.

The Chairman shortly discussed the outcome of the extraordinary meeting of shareholders of December 15, 2004 in which the meeting resolved to redeem all Cumulative Financing Preference Shares series 1 and series 2 and to amend the articles of association of the Company as a consequence of this redemption. With regard to the Cumulative Financing Preference Shares series 1 and series 2, the redemption of these shares took place on February 22, 2005 and on February 28, 2005 these shares were repaid. As approved by the shareholders, the articles of association of the Company were amended on February 23, 2005.

Thereupon, the Chairman handed the floor to Mr. Pruitt. Mr. Pruitt gave a presentation with regard to the Company's results of last year. [Mr. Pruitt's presentation is attached to these minutes.]

The Chairman thanked Mr. Pruitt and noted that there will be time for questions later on.

3. Report of the Supervisory Board for 2004

The Chairman discussed agenda item 3, the report of the Supervisory Board for 2004. The Chairman informed the meeting that the report of the Supervisory Board is included in the Annual Report. The Chairman added that in the Annual Report it is mentioned that the Supervisory Board - next to its supervisory tasks - spent a substantial amount of time on Corporate Governance, Univar's Remuneration policy and the amendment of the articles of association of the Company. The Chairman pointed out that Corporate Governance and the Remuneration policy are being discussed later during the meeting and that he would like to proceed with agenda item 4.

The meeting had no questions at that moment.

4. Discussion and Adoption of the 2004 Annual Accounts

The Chairman subsequently turned to the discussion and adoption of the 2004 Annual Accounts. The Chairman noted that the 2004 Annual Accounts, as drawn up by the Executive Board, were signed by the Executive Board and the Supervisory Board. Ernst & Young Accountants has audited the 2004 Annual Accounts. The Annual Accounts with their relevant documents and the auditor's statement have been made available for inspection. The



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Chairman noted that the Supervisory Board recommends the meeting to adopt the audited Annual Accounts.

The Chairman opened the floor to questions regarding agenda items 3 and 4.

Mr. Van Riet mentioned that according to the Annual Report the Supervisory Board virtually only met together with the Executive Board. He questioned why the Supervisory Board did not meet without the Executive Board. The Chairman reported that last year in as far as necessary the Supervisory Board met on several occasions without the Executive Board. At these occasions amongst others the evaluation of the members of the Executive Board, the remuneration of the members of the Executive Board and the evaluation of the Supervisory Board were on the agenda.

Mr. Van Riet noted that there should have been other circumstances then only the Remuneration policy pursuant to which the Supervisory Board would like to meet separately. The Chairman answered that when delicate issues need to be discussed the Supervisory Board meets separately.

Mr. Stevense, representative of *Stichting Rechtsbescherming Beleggers*, noted that although there is not much to complain about the share price of the Company, in his view the Company is being underrated. Subsequently he would like to have some clarity on some issues as mentioned in the Annual Report, which at this point are not clear to him. He kindly requested if additional explanation with regard to these issues could be given. In this respect Mr. Stevense addressed amongst others the following issues: gross margins, new overseas relationships, business update regarding China and Eastern Europe, Univar's results in Canada in relation to weather conditions, replacement of production lines relating to Univar Europe, prospective view on United States economy and finally the pension and share options plans as mentioned on page 50 of the Annual Report.

The Chairman agreed with Mr. Stevense's observation regarding the underrating of the share price. He added that almost all analysts have issued a buy recommendation as they also think that the share price could increase. The Chairman handed the floor to Mr. Pruitt.

Regarding the gross margins, Mr. Pruitt indicated that the gross margins are low in North America, which happens often when prices increase and have an affect on the entire distribution process. However this should be considered as normal. Also the mix of products is an influential factor. With regard to Asia and the growing number of products and competitors, it is noted that due to the distribution network it is still possible to get the best prices. As regard to the weather conditions in Canada, these contributed to a record turnover. For example as a result of continuous freezing period, demand went down on the one side as on the other side demand for certain products increased due to flooding. Furthermore, some production lines of Distrupol in Europe relating to poly products have been transferred from



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

suppliers. This has taken place mainly outside the Netherlands, since these products are relatively small in the Netherlands. Finally, the prospects with regard to the United States economy, demands have been lower than last year, however they are still reasonable. Hopefully the underlying demand will hold up and will not reverse itself.

Regarding the pension and option plans Mr. Pruitt handed the floor to Mr. Tole, who answered that the annual increase of the insured costs with 12% regards medical costs after retirement. Mr. Tole informed the meeting that the 12% is the actual percentage of the increase of the medical costs in the United States. Actuaries provided this percentage. Mr. Tole further said that the averaged remaining time of service of employees is 12.6. Which is the result of the recent amendments of pension plans in the United States and the United Kingdom.

With respect to stock options, Mr. Tole answered that in order to exercise the 2004 stock options the share price needs to be doubled from EUR 13.9 to EUR 27.9. The same rule applies to the 2003 stock options.

Further to new relationships with overseas suppliers, the Chairman answered that products are traditionally being obtained from suppliers in regions where also distribution activities are being held. The past years this strategy has been broadened. Currently also from non-traditional sources products are being purchased, for example in China.

Mr. Meijer, representative of the *Vereniging van Effectenbezitters*, complimented the Company with the achieved results. He subsequently asked whether Stichting Administratiekantoor Financieringspreferente Aandelen Univar was liquidated. The Chairman confirmed that the aforementioned Stichting is in liquidation.

Subsequently, Mr. Meijer asked whether Univar from now on would publish quarterly or half year figures. The Chairman answered that detailed results will be given every half and every full year. For the first quarter and third quarter "trading updates" will be provided whereby only limited data will be published. The first "trading update" was published on April 28, 2005.

Mr. Meijer noted that it seems that the 2007 EBIDTA objective will be reached sooner. He asked whether objectives will be adjusted. Mr. Pruitt answered that for the long term; the period 2007 up to and including 2009, the objective for the return on costs of capital has been set for 125%, which is a higher objective.

Subsequently, Mr. Meijer asked whether for 2005 and 2006 further cost reductions could be expected. Mr. Pruitt answered that it is expected that it should be possible to improve the costs in relation to sales volumes.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Mr. Meijer furthermore asked what the position of Univar is on a world level. Mr. Pruitt answered that in the United States and Canada Univar holds a number one position. In rankings in terms of sales size, Univar holds a number two position in Europe. Brenntag, Univar's competitor, holds a number one position in Europe.

Mr. Meijer then asked whether Univar wishes to expand further and if so, will this be internal growth or due to acquisitions and with regard to the latter, has Univar sufficient funds available for potential acquisitions. Mr. Pruitt answered that, in case of any potential acquisitions, there are sufficient funds available. It should be considered that these will be smaller acquisitions enabling Univar to enter into different markets.

Thereafter, Mr. Meijer questioned what the norm for solvency is. Mr. Pruitt informed that the Company's target ratio is about 2.5 Net Debt to EBIDTA. Currently the Company is approaching almost 2.2, which is better than the target.

Mr. Meijer would like to know the value of the employees stock options as a result of compliance with IFRS. Mr. Tole answered that the valuation expressed in terms of expense, was USD 1.8 million for the stock options issued in 2004. For 2004 an amount of USD 600,000 will be recorded. The remaining amount of USD 1.2 million will be recorded in 2005 and 2006.

As to the question of Mr. Meijer regarding the percentage of outstanding stock options in relation to the total issued share capital of the Company, Mr. Tole answered that in the past year 280,000 stock options were issued on approximately 29 million issued share capital which makes less than 1% of the issued share capital.

Finally, Mr. Meijer noted that in the Annual Report regarding personal data of the members of the Executive Board and Supervisory Board, it is mentioned that at the date of appointment, the members did not own shares in the Company. This paragraph might suggest that there are members who after their appointment obtained shares in the Company. The Chairman answered that at this moment none of them owns shares in the Company. Mr. Meijer indicated that maybe this can be clarified in next year's Annual Report. The Chairman stated that unfortunately a printing error has occurred in the Dutch Annual Report and that the date of appointment belongs to the next line so that it has nothing to do with the number of shares.

Mr. Nijdam asked whether for the medical costs as mentioned on page 50 of the Annual Report an apportionment system or a full funding method applies. Mr. Pruitt answered that medical costs provisions have been adapted in relation to the various requirements of each country and may therefore differ.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Mr. Nijdam noted that his question related to the United States. Mr. Pruitt answered that for the retired employees medical provisions have been established and for the future were already accrued in the books.

Furthermore Mr. Nijdam noted that for this year the average corporate income tax rate amounts to 38% whereas in the past year the average corporate income tax rate amounted between 40 and 44%. He asked if there was a special reason for this decrease. Mr. Pruitt indicated that the main reason for this decrease relates to an increase of the profits. When the income increases, the marginal tax rate decreases, as a result of which the total tax rate drops. A second reason is found in Univar's continuous efforts to optimize tax advantages.

Mr. Berkelder complimented the Company with the results it has achieved. With regard to his question in relation to inventories, he referred to page 38 of the Annual Report and the minutes of the shareholders' meeting of May 6th, 2004. He asked whether the level of 8.9 is still too high as indicated before. Mr. Pruitt responded that fewer inventories and a reduction of the terms of payment would be preferred. He noted that inventories could be reduced. Unfortunately, due to an increase of prices, the inventories have increased. However, there are programmes available to reduce inventories.

Also, Mr. Berkelder remarked that the trade receivables expressed in days of sales volume are increasing. In 2003 it took 52 days before payments were made, whereas in 2004 it took 57 days. He asked what the preferred policy was in this respect. Mr Pruitt answered that a shorter period of days would be preferred enabling Univar to be paid more quickly, however there is no real concern in this respect as this is considered typical for the cycle where the Company is going through.

Mr. Burgers also complimented the Company and called for attention to the objective of the Company for the year 2009. He noted that from the key figures of the Annual Report it seems that the desired results have not been achieved in Europe nor in the United States. Since currently there are favourable cyclic movements, he wondered if the Company is considering ending certain sites that are less profitable. Secondly, Mr. Burgers asked whether it would be possible to give an indication about the expected turnover of ChemPoint at this moment and the expected turnover in the long term, for example for 2009. Furthermore, Mr. Burgers asked whether the Company expects to make investments this year. Finally, Mr. Burgers enquired whether there are any intentions to develop activities in Asia.

Mr. Pruitt answered that Univar clearly is on its way to achieve its ultimate goals. He noted that achieving 125% of the costs of the equity capital in 2009 is not an easy objective. Nevertheless, Mr. Pruitt stated that he takes the view that the aim can be realised with the current strategy. However, this demands an improvement in the United States and in Europe. He noted that there are no plans to end certain activities within the organization. Subsequently Mr. Pruitt answered that ChemPoint is a unique and new approach of the market. It allows



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Univar to penetrate markets at a lower cost. In addition, it offers new possibilities to Univar to put products on the market that were not available at first. For this year, it is expected that a turnover of EUR 80 million will be achieved. ChemPoint has also been introduced in Europe and its growth rate is high. With regard to investments, Mr. Pruitt responded that they will be approximately equal to the amount of the downward depreciations, therefore at this moment there are no differences to be shown between the proposed investments and the level of the downward depreciations in the years to come. Finally, Mr. Pruitt replied that Asia is a market that is being looked at. He also stated that if investments are made too swiftly in this market, this may cost money. The Chairman added that the model of distribution in Asia is completely different in comparison to the model of distribution in Europe and North America. At this moment, there is no demand in Asia for the model of distribution supplied by Univar.

After these questions the Chairman turned to the discussion of the adoption of the Annual Accounts of 2004.

The Chairman proposed to do this by way of acclamation and asked if someone would like to vote against it or wishes to abstain from voting. The Chairman ascertained that the meeting resolved by acclamation to adopt the Annual Accounts of the Company for the 2004 financial year.

5. Profit appropriation and dividend policy for 2004

The Chairman turned to agenda item 5, the profit appropriation and dividend policy for 2004.

The Chairman informed the meeting that the repayment on the redeemed Cumulative Financing Preference Shares series 1 and series 2 amongst others consisted of a dividend for 2004 and a proportionate amount equal to the dividend from January 1, 2005 until and including the day of repayment which was February 28, 2005. The dividend on these shares amounted to approximately EUR 1,9 million.

The Chairman noted that since these shares are redeemed, future profits no longer need to be distributed to the holders of these shares. Therefore, the profits of the Company are now completely available for holders of common shares.

Subsequently, Mr. Pruitt shortly explained the profit reservation and dividend policy of the Company. The dividend policy lies between 20 and 30% of the net result. For the year 2004 it is proposed to maintain 25% which would be a considerable improvement comparing to the previous year.

The Chairman proposed the meeting to combine questions regarding agenda item 5 with agenda item 6.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM, WEENA 686, ROTTERDAM, THE NETHERLANDS

6. Proposal of a dividend payment for 2004

The Chairman brought up agenda item 6, the proposal of a dividend payment for 2004, for discussion.

In accordance with the articles of association of the Company the Executive Board has, with the approval of the Supervisory Board, decided to allocate to the profit reserves all non-distributed profits after reservations. An amount of approximately EUR 11.9 million has been made available to holders of common shares.

The Chairman proposed to the meeting that the holders of common shares would be paid a cash dividend of EUR 0.41 per common share over the 2004 financial year. The dividend would be made payable as from May 18, 2005. As of May 5, 2005 the shares would be listed ex-dividend.

Thereafter, the Chairman opened the floor to questions.

Mr. Stevense noted that in case of a take over it is possible that no dividends can be paid. He proposed to distribute a stock dividend in such situation. Furthermore, Mr. Stevense asked whether the dividend payment term could be reduced, Mr. Holsboer answered that if this is possible, in future the dividend payment term will be reduced.

With regard to the stock dividend, Mr. Holsboer answered that there is an opposite tendency in the Netherlands. Companies which distribute a stock dividend are requested to stop doing this in order to prevent dilution. Mr. Holsboer added to this that in case of a take over, the shareholders would be consulted. Mr. Stevense asked the Company to consider distributing a stock dividend. If the stock dividend will be financed by means of a repurchase of own shares in his view in principle no dilution would occur. Mr. Schout supported the proposal of Mr. Stevense and emphasized his wish that a shareholder should be able to choose how to receive his dividend, in cash or in stock. Mr. Holsboer said that the Company would take this into consideration.

The Chairman observed that the meeting did not have any further questions regarding this agenda item, he proposed to resolve upon this agenda item by way of acclamation.

The Chairman ascertained that the meeting had resolved by acclamation to pay a cash dividend of EUR 0.41 per common share over the 2004 financial year, to be payable as from May 18, 2005. The shares would be listed "ex-dividend" as from May 5, 2005.

7. Discharge of the members of the Executive Board



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

After the adoption of agenda item 6, the Chairman proceeded to the discussion of agenda item 7, the full discharge of the members of the Executive Board for the performance of their management during the 2004 financial year.

As the meeting did not have any questions regarding this agenda item, the Chairman proposed to resolve upon this agenda item by way of acclamation.

Mr. Russ informed the Chairman that he is a representative of a number of American and European investors, which represent approximately a total of 1 million shares. Mr. Russ said that he votes against this agenda item for 20,100 shares. Mr. Schop, in his capacity as representative of the Union Bank of California, notified the Chairman that he wishes to abstain from voting for 12,528 shares.

The Chairman subsequently ascertained that the meeting had resolved to grant the members of the Executive Board full discharge for the performance of their management during the 2004 financial year.

8. Discharge of the members of the Supervisory Board

The Chairman then proposed the meeting to grant full discharge to all members, who were part of the Supervisory Board during the 2004 financial year, for the performance of their supervision during the 2004 financial year.

The Chairman observed that the meeting had no questions and proposed to resolve upon this agenda item by way of acclamation.

Mr. Russ informed the Chairman that as a representative of a number of American and European investors, he votes against this agenda item for 20,100 shares. In addition, Mr. Schop noted that, in his capacity as representative of the Union Bank of California, he wishes to abstain from voting for 12,528 shares.

The Chairman thereafter ascertained that the meeting had resolved to grant all members, who were part of the Supervisory Board during the 2004 financial year, full discharge for the performance of their supervision during the 2004 financial year.

9. Re-appointment member of the Supervisory Board

The Chairman brought up for discussion the re-appointment of Mr. Bobillier as member of the Supervisory Board as of May 3, 2005. The Chairman informed the meeting that due to a new



retirement schedule Mr. Bobillier will step down as a member of the Supervisory Board earlier this year. The retirement schedule has been amended as the Dutch Corporate Governance Code recommends a better spread.

Furthermore, the Chairman informed the meeting that Mr. Bobillier has been a member of the Supervisory Board for some considerable time and always provided a good contribution. This is amongst others due to his extensive experience in the chemical business which he obtained as former president of Dow Chemicals Europe. The Chairman informed the meeting that the Supervisory Board makes a non-binding recommendation to the meeting to re-appoint Mr. Bobillier.

The Chairman observed that the meeting had no questions and proposed to resolve upon this agenda item by way of acclamation.

Mr. Schop informed the Chairman that he in his capacity as representative of the Union Bank of California abstains from voting for 12,528 shares.

Thereafter, the Chairman ascertained that the meeting resolved to re-appoint Mr. Bobillier as member of the Supervisory Board as of May 3, 2005 for a period of four years in accordance with the articles of association of the Company.

10. Appointment member of the Supervisory Board

The Chairman then turned to the discussion of agenda item 10, being the appointment of a member of the Supervisory Board. The Chairman noted that last year Mr. de Ruiter stepped down from the Supervisory Board due to having attained the age of 70. As Mr. de Ruiter met the requirements of financial expert in the meaning of the Dutch Corporate Governance Code, the new member of the Supervisory Board needed to fit in the profile of the Supervisory Board and needed to qualify as a financial expert.

The Chairman informed the meeting that the Supervisory Board is pleased to recommend Mr. Waller as new member of the Supervisory Board. The Chairman informed the meeting that currently Mr. Waller is Chief Financial Officer and member of the Executive Board of Buhrmann N.V. In previous positions at Unilever Mr. Waller also obtained experience in the financial field. The Chairman noted that Mr. Waller is not only a financial expert but has also knowledge of distribution. The Chairman added that Mr. Waller has therefore the ideal combination of qualities to supplement the profile of the Supervisory Board.

The Chairman observed that the meeting had no questions and proposed to resolve upon this agenda item by way of acclamation.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Mr. Schop informed the Chairman that he in his capacity as representative of the Union Bank of California abstains from voting for 12,528 shares.

The Chairman ascertained that the meeting resolved to appoint Mr. Waller as member of the Supervisory as of May 3, 2005 for a period of four years in accordance with the articles of association of the Company. The appointment was greeted with applause.

11. Authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the Company's own capital and for the alienation of these shares for the purposes of stock option plans

The Chairman proposed the meeting to continue with agenda item 11. Shortly, this regards the authorization of the Executive Board, subject to approval of the Supervisory Board, to purchase shares in the Company's capital and to alienate repurchased shares for the purposes of stock option plans.

The Chairman informed the meeting that on May 6, 2004, the general meeting of shareholders granted a similar authorization and with the current proposal it is intended to continue the existing authorization.

The Chairman observed that the meeting had no questions and proposed to resolve upon this agenda item by way of acclamation.

Regarding the adoption of this agenda item, Mr. Schop informed the Chairman that he, in his capacity as representative of the Union Bank of California, votes against this for 12,528 votes.

Hereafter the Chairman concluded that the meeting had resolved to authorize the Executive Board, for a period of eighteen months commencing on May 3, 2005, to purchase fully paid-up shares of any class in the Company's own capital and to alienate these shares for the purposes of stock option plans, on the stock exchange or otherwise for valuable consideration, subject to the approval of the Supervisory Board. This authorization pertains to the maximum number of shares that the Company may acquire pursuant to the law and the Company's articles of association as at the date of acquisition, in which respect the price must be in relation to common shares, between the amount equal to the nominal value of these shares and the amount equal to 110% of the average price of the shares listed on the stock exchange maintained by Euronext Amsterdam N.V. on the five days preceding the purchase.

12. Corporate Governance

The Chairman discussed agenda item 12, Corporate Governance.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

The Chairman gave a presentation of the Corporate Governance of the Company which includes amongst others the measures that have been taken to implement the Dutch Corporate Governance Code during the past year, an explanation regarding the Remuneration Policy as well as an explanation on those provisions of which Univar deviates from the Code. With respect to the latter, the Chairman informed the meeting that Univar deviates from the Code on two accounts, one being the duration of the employment agreements of Messrs. Pruitt and Holsboer and two being the severance arrangement of Mr. Pruitt. [The presentation is attached to these minutes].

As the meeting had no questions the Chairman closed this agenda item.

13. Adoption of the Stock Option Plan 2005

The Chairman then proceeded with agenda item 13, the adoption of the Stock Option Plan for the 2005 financial year.

The Chairman gave a presentation of the Stock Option Plan for the 2005 financial year and informed that senior executives are here fore eligible being a group of approximately 20 – 25 persons. The Stock Option Plan has two alternatives, which can be opted for. [The presentation is attached to these minutes].

Mr. Nijdam asked if at the time of exercise the share price needs to be 200% if a choice has been made for the first alternative. The Chairman confirmed this. A shareholder cannot exercise its options under the first alternative if the price of the shares is below 200%.

Mr. Meijer questioned why the company has not restricted itself only to the first alternative and whether there are persons who have chosen the second alternative. The Chairman answered that the second alternative has been established for persons of whom it is expected that they will be employed with the Company for a shorter period. For example persons who will approach the age for retirement. Under the first alternative a holder of option rights needs to be employed in order for the options not to be cancelled. The Chairman indicates that at this time it is unclear how many people will choose for the first or second alternative. Only after the approval of the option plan the eligible persons will make their decision.

With regard to the question of Mr. Meijer who will pay the tax on the stock options, the Chairman answered that the employee will pay these taxes.

Finally, Mr. Meijer asked how the shares for the stock option plans are acquired. The Chairman indicated that these would be repurchased.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

The Chairman observed that the meeting had no further questions and proposed to resolve upon this agenda item by way of acclamation.

Mr. Russ, in his capacity as representative of some American and European investors, informed the Chairman that he wishes to abstain from voting for 20,100 shares.

Also, Mr. Schop informed the Chairman that he in his capacity as a representative of the Union Bank of California would like to abstain from voting for 12,528 shares.

Thereafter, the Chairman concluded that the meeting had resolved to adopt the Stock Option Plan for the 2005 financial year.

14. Adoption of the Remuneration Policy

The Chairman subsequently turned to agenda item 14, the adoption of the Remuneration Policy. The Chairman notified the meeting that the Remuneration Policy was developed by the Remuneration Committee of the Supervisory Board and is set out in the Company's Annual Report.

The Chairman gave a presentation of the Remuneration Policy. As also mentioned in the Annual Accounts, the Chairman explained the components of the remuneration for Messrs. Pruitt and Holsboer. [The presentation is attached to these minutes].

The Chairman opened the floor to questions.

Mr. Meijer noted that he is concerned about the salary development of the directors of Dutch companies. He supported a ratio of 1:1 fixed/variable. In the case of Univar, due to the stock options this could be more. He would prefer if the remuneration of the directors of the Company would move to the direction of 1:1.

Mr. Bobillier answered that the base concept of the Remuneration Policy consists of three elements, a fixed element that is linked to the country in which a person works, a bonus element related to the actual return on capital per year and finally a stock option element which is to be seen as a long term incentive. Mr. Bobillier informed the meeting that recently a survey was performed for the fixed element of the remuneration. From the survey it appears that the top executives salaries were in line with other companies in the same industry. In addition hereto, the Chairman stated that Mr. Pruitt's salary needs to be looked at from an American perspective. In the United States it is usual that the variable and long term incentives are a larger part of the salary. He furthermore stated that in order to have the planned 200%, the Company needs to make an enormous profit.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V.,
HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM,
WEENA 686, ROTTERDAM, THE NETHERLANDS

Mr. Van Riet questioned, since a number of products consist of petroleum, whether an increase of the price of petroleum would lead to unjust proportions of the remuneration increase, since the remuneration is then granted as a result of pure inflation. The Company would then make more turn over however this would be caused mostly by the increase of the prices of petroleum.

The Chairman answered that not by definition the prices for chemical products would double if the prices for petroleum products increase. The average price of Univar products would increase, however if prices increase, the margins will also be under pressure, as an increase of prices cannot automatically be passed on to consumers.

After handling these questions the Chairman observed that the meeting had no further questions and proposed to resolve upon this agenda item by way of acclamation.

Mr. Schop notified the Chairman that he, as a representative of the Union Bank of California, wishes to abstain from voting for 12,526 shares.

Mr. Meijer, representative of the Vereniging van Effectenbezitters, informed the Chairman that he votes against this proposal for 2,336 shares.

The Chairman ascertained that the meeting resolved to adopt the Remuneration Policy.

15. Any Other Business

The Chairman opened the floor for final questions and /or remarks.

Mr. Stevense asked why the shareholders meeting of the Company will be held on May 10, 2006 and not on the same day as the shareholders meeting of Koninklijke Vopak N.V. The Chairman informed Mr. Stevense that next year the shareholders meeting of the Company will be held in Rotterdam. Further, he informed Mr. Stevense that efforts have been made in order to have the general shareholders meetings of Univar and Koninklijke Vopak N.V. occur on the same day. This, however, was not possible due to a different composition of the Executive Boards and Supervisory Boards as a result of which not everyone could be present on the same day.

At the question of Mr. Stevense why next year's shareholders meeting of the Company is going to be held a week later than the one today, the Chairman answered that this is connected with the date on which the quarterly results and year figures will be announced. Furthermore, the dates of May 4 and 5 have to be taken into consideration. Therefore the annual shareholders meeting for next year shall have to take place a week later. There simply was no other solution.



MINUTES OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF UNIVAR N.V., HELD ON MAY 3, 2005, AT 2:00 P.M. IN THE WESTIN ROTTERDAM, WEENA 686, ROTTERDAM, THE NETHERLANDS

Subsequently, Mr. Stevense made the suggestion to include the items safety, health and environment in a separate report. He further noted that the quantitative data regarding these items are absent. The Chairman answered that health, safety and environment are important subjects for the Company. Although there is not a separate report, that does not mean that no attention is being paid to these items. In the Annual Report the accident statistics are mentioned. Mr. Pruitt noted that the Company has significant training programs and systems to track incidents and that all attention is being paid to continuously improve these programs and tracking systems. Finally, Mr. Stevense noted that certain investment funds only invest in companies, which meet certain standards. With such report a larger number of shareholders can be reached. Mr. Pruitt answered that the Company would consider this. In addition to this he noted that this subject has never been a problem in the past.

16. Closing

The Chairman closed the meeting and thanked those present for attending and wished everyone a safe trip home.

P.H. Vogtländer

T.H. Liem


RECEIVED
NOV 2 0 2006
PROCESSING
WASH., D.C.
190
SECTION

Rules

of the

Executive Board

of

Univar N.V.

RULES OF THE EXECUTIVE BOARD

These Rules of the Executive Board ("**rules**") were adopted by the executive board (the "**executive board**") of Univar N.V. (the "**company**") on March 16, 2005 and approved by the supervisory board (the "**supervisory board**") of the company on March 16, 2005.

Article I
Status and contents of the rules

1.1. These rules are adopted pursuant to article 12.3 of the company's articles of association and are complementary to the rules and regulations (from time to time) applicable to the executive board under Dutch law or the company's articles of association. These rules replace in their entirety the rules adopted by the executive board on October 31, 2002.

1.2 Where these rules are inconsistent with Dutch law or the company's articles of association, the law shall prevail or, to the extent the articles are not inconsistent with the law, the articles shall prevail. Where these rules conform to the articles of association but are inconsistent with Dutch law, the latter shall prevail. If one or more provisions of these rules are or become invalid, this shall not affect the validity of the remaining provisions. The executive board shall replace the invalid provisions with ones that are valid and the effect of which, given the contents and purpose of these rules, is to the greatest extent possible similar to that of the invalid provisions.

1.3 These rules are based on the Dutch corporate governance code as adopted by the Corporate Governance Committee on December 9, 2003 ("Corporate Governance Code" or "Code") and shall be applied and interpreted with reference to the Code.

1.4 To these rules the following attachments are included, which form an integrated part of these rules:

- Rules adopted by the supervisory board related to investments of members of the executive and supervisory boards ("Rules Regarding Investments and Inside Information for the Supervisory and Executive Boards");
- Rules for reporting and handling suspected irregularities for employees of Univar N.V. and its group companies ("Whistle Blower Rules") and,
- the Univar Code of Conduct.

1.5 By acceptance of an appointment to the executive board, the person agrees to be bound by and comply with these rules. The obligations of these rules shall terminate when a member ceases to be a member of the executive board, unless otherwise provided by law or as stated in these rules.

1.6. These rules are published on the company's website: www.univarcorp.com.

Article 2
Responsibilities of the executive board

2.1 The executive board shall be responsible for the company's management, the general affairs of the company's business and the general affairs of the group companies affiliated with the company. In doing so they shall strive for the creation of shareholders value in the long run.

2.2 The chairman of the executive board shall be the chief executive officer of the company. He/she shall from time to time decide on the division of tasks among the member(s) of the executive board, subject to the approval of the supervisory board.

2.3 Each executive board member shall be accountable to the chairman of the executive board for the fulfillment of his/her duties and must therefore report to the chairman on a regular basis and in such a manner as to give the chairman and the executive board a proper insight into the performance of his/her duties.

2.4 Each executive board member shall have the right to receive from other executive board members and from company employees any information about matters which he/she may deem useful or appropriate in connection with his/her collective responsibility for the company's management. He/she must consult with the other executive board members if the performance of his/her duties affects the performance of the duties of the other executive directors or if the significance of the matter requires consultation with the other executive board members.

2.5 Where the management of group companies is concerned, the executive board shall ensure that instructions to executive directors shall be based on a resolution of the general meeting of shareholders of those group companies.

2.6 In discharging its duties, the executive board shall be guided by the interests of the company and its business; it shall take into account the relevant interests of all those involved in the company. The executive board is responsible for the quality of its own performance.

2.7 The responsibilities of the executive board shall include:

a) the achievement of the company's objectives;

b) determining the strategy and policies designed to achieve the objectives;

c) the general state of affairs in and the results of the company;

d) financing of the company;

e) taking stock of and managing the risks connected to the business activities;

f) striving for ongoing improvement of the performance in the areas of safety, health and environment;

g) ensuring that effective internal risk management and control systems are in place and reporting on them in the annual report;

h) maintaining and preparing the financial reporting process;

i) compliance with laws and regulations;

j) compliance with and maintaining the corporate governance structure of the company;

k) publishing the corporate governance structure of the company and any other information required under the Code, through the annual report, the company's website and otherwise;

l) preparing the annual accounts and drawing up the annual budget and important capital investments of the company; and,

m) giving advice in connection with the nomination of the external accountant of the company.

2.8 The company shall in any event employ as instruments of the internal risk management and control systems:

a) risk analyses of the operational and financial objectives of the company;

b) a code of conduct which should be published on the company's website;

c) guides for the layout of the financial reports and the procedures to be followed in drawing up the reports; and,

d) a system of monitoring and reporting.

2.9 The executive board shall draw up operating budgets, capital plans, long-term and strategic plans and establish financial goals and objectives. The plans shall be adopted with the supervisory board's approval.

2.10 The executive board shall, under the supervisory board's supervision, be responsible for setting up and maintaining internal procedures ensuring that the executive board is aware of all important financial information, in order to safeguard timely, complete and accurate external financial reporting. To that effect, the executive board shall ensure that the financial information from group companies is reported directly to it and that the integrity of the information is not affected.

2.11 The executive board shall attach to the annual accounts an annual report on how it has functioned and on the work undertaken by it. The annual report shall in any event contain the information required by law and pursuant to the Code. In addition, the executive board shall report on the sensitivity of the company's results to external factors and variables. The executive board shall state in the annual report that the internal risk management and control systems are adequate and effective and shall substantiate this in a clear manner. The executive board shall report in the annual report on the operation of said systems during the year under review and describe any significant changes that have been made and any major improvements that are planned and shall confirm that they have been discussed with the audit committee and the supervisory board.

Article 3
Composition, expertise and independence of the executive board

3.1 The executive board consists of one or more members as determined by the supervisory board after consultation with the executive board.

3.2 If the executive board has more than one member, it shall have a chairman who shall ensure the proper functioning of the executive board as a whole.

3.3 The executive board shall function independently from any instructions by third parties outside the company.

3.4 An executive director shall:

a) not enter into competition with the company;

b) not demand or accept gifts from persons or entities having actual or potential relationships with the company or offered because of the director's status of a director (unless of a type or amount approved under the company's Code of Conduct) for himself/herself or for his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree;

c) not provide unjustified advantages to third parties to the detriment of the company;

d) not take advantage of business opportunities to which the company is entitled for himself/herself or for his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.

Article 4
Chairman of the executive board

4.1 The supervisory board shall appoint the chairman of the executive board and, if he/she is unable to discharge his/her duties or absent, designate his/her deputy.

4.2 In addition to the coordination of the executive board's policy, the chairman shall be responsible for:

a) ensuring that the executive board functions in an effective manner;

b) ensuring that budgets and policy plans are drawn up in a timely manner;

c) supporting the other executive directors and mediating in any differences of opinion between them;

d) ensuring there is ample time for consultation, consideration and the other aspects of preparing decision-taking in and minuting of the executive board meetings and the supervision of the implementation of resolutions;

e) drawing up the draft annual accounts with the corresponding annual report, and the dispatch of these documents to the supervisory board;

f) chairing executive board meetings;

g) ensuring the timely and adequate provision of information to the executive directors as necessary for the proper performance of their duties;

h) preparing decision-taking in and minuting of meetings of the executive board with the executive board of group companies and meetings with the heads of the designated divisions;

i) supervising the proper functioning of the external accountant of the company and the submission of his/her report to the supervisory board;

j) maintaining intensive and frequent contacts with the supervisory board and in particular with its chairman, and informing the other executive directors in a timely and careful manner about the results of those contacts;

k) receiving and deciding on reports by employees of the company of irregularities in the company of a general, operational and financial nature, unless the company's rules on whistle blowers provide that employees report those irregularities to the chairman of the supervisory board;

l) ensuring the timely and adequate provision of information to the supervisory board and to the individual members of that board as necessary for the proper performance of their duties; and,

m) ensuring the annual evaluation and assessment of the functioning of the executive directors and the executive board.

Article 5
(Re)appointment, term, retirement and resignation

5.1 Executive directors shall be appointed by the general meeting of shareholders ("general meeting") of the company based on a non-binding nomination by the supervisory board.

5.2 Executive directors shall be appointed for the term approved by the general meeting of shareholders.

5.3 Management positions in group companies of the company are deemed positions derived from the position of executive director of the company and shall therefore be subject to these rules.

5.4 Executive directors shall not pursue the candidacy for a position as supervisory director or a similar position in companies not belonging to the group without the supervisory board's prior approval. Such position must contribute to the company's interests.

5.5 An executive director may hold no more than two supervisory directorships in listed companies. An executive director may not be chairman of a supervisory board of another listed company. An executive director shall not accept a supervisory directorship of another listed company without the supervisory board's prior approval. Important additional directorships and positions shall be reported to the supervisory board.

5.6 Executive directors may be dismissed in the event of inadequate performance, structural differences of opinion, incompatibility of interests, and other instances where dismissal is deemed necessary at the discretion of the supervisory board.

5.7 If one or more members of the executive board (excepting, however, the chairman) are not capable of performing their duties, the remaining members of the executive board or the sole remaining member shall continue to exercise the authority and responsibilities of the executive board.

Article 6
Remuneration

The remuneration of the executive directors shall be determined within the scope of the remuneration policy adopted by the general meeting of shareholders. The amount of the remuneration of each individual executive director shall be determined by the supervisory board.

Article 7
Executive board meetings (agenda, teleconferencing, attendance, minutes) and resolutions

7.1 The executive board shall hold meetings whenever one or more of its members have requested a meeting. In addition, meetings may be held by telephone or videoconference provided that all participants can hear each other simultaneously.

7.2 The chairman, and in his/her absence his/her deputy, shall chair the meeting. If both are absent, the meeting shall appoint one of the executive directors as chairman of the meeting.

7.3 The meetings shall be convened in due time by the chairman. Any other executive director may request that the chairman convene a meeting.

7.4 The chairman shall determine the agenda of each meeting. Other executive directors may submit to the chairman of the board items to be discussed in the meeting. The chairman may decide not to include on the agenda an item which has not been submitted on time or is not supported by sufficient documentation.

7.5 At the request of an executive director and with the agreement of the majority of other executive directors, urgent matters may be discussed immediately or in an additional meeting.

7.6 The executive directors must attend the meetings of the executive board. Where they are unable to attend and the minutes require explanation, the chairman of the meeting shall inform them about the resolutions passed and the discussions held in the meeting in question.

7.7 The executive board may pass resolutions only if at least a majority of the executive directors are present. In the case of urgent matters, the chairman of the meeting shall consult with the absent executive directors by telephone or telefax if he/she believes that a resolution is required.

7.8 Resolutions may be passed outside a meeting if all executive directors have given their written vote in favor of the proposal.

7.9 Where possible, resolutions shall be passed by unanimous vote. If this is not possible, the resolution shall be taken by a majority of votes. If there is a tie, the chairman of the executive board shall have the casting vote.

7.10 If there is insufficient consensus at the meeting about certain subjects, the chairman of the executive board may refer the relevant item on the agenda for further consideration.

7.11 The minutes of an executive board meeting shall be adopted in the next meeting. Adopted minutes shall be evidence of the proceedings. A copy of the minutes shall be given to the chairman of the supervisory board.

Article 8
Matters requiring consent of supervisory board

8.1 Matters described in article 12.13 of the articles of association require the consent of the supervisory board.

8.2 Matters described in Annex F of the Rules of the Supervisory Board of Univar N.V. and in supplemental resolutions adopted by the supervisory board from time to time require the consent of the supervisory board.

8.3 Resolutions of the executive board which require the approval of the supervisory board shall not be effective until the supervisory board has given its consent.

Article 9
Conflicts of interest

9.1 An executive director shall not participate in the discussions and/or decision-taking process on a subject or transaction in relation to which he/she has a conflict of interest with the company within the meaning of article 9.2. Such transaction, if approved, must be concluded on terms at least customary in the sector concerned and be approved by the supervisory board.

9.2 An executive director shall in any event have a conflict of interest ("conflict of interest") if:

a) he/she has a material personal financial interest in a company with which the company intends to enter into a transaction;

b) he/she has a family law relationship (*familierechtelijke/ verhouding*) with a person (i.e. his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree) and such person is an executive director of a company with which the company intends to enter into a transaction;

c) he/she is a member of the executive or supervisory board of, or holds similar office with, a company with which the company intends to enter into a transaction;

d) under applicable law, including the rules of any exchange on which the company's shares (or depositary receipts thereof) may be listed, such conflict of interest exists or is deemed to exist;

e) the chairman of the supervisory board has ruled at his/her sole discretion that a conflict of interest exists or is deemed to exist.

9.3 Each executive director shall immediately report any potential conflict of interest concerning an executive director to the chairman of the supervisory board and to the other executive directors. An executive director with such (potential) conflict of interest must provide the chairman of the supervisory board and the other executive directors with all information relevant to the conflict, including information relating to persons with whom he/she has a family law relationship *(familierechtelijke verhouding)* (i.e. his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree). In all circumstances other than the ones listed in article 9.2 under d) and e), the chairman of the supervisory board will determine whether a reported (potential) conflict of interest qualifies as a conflict of interests to which article 9.1 applies.

9.4 The chairman of the supervisory board shall ensure that conflict of interest transactions are published in the executive board's annual report, with a declaration that the provisions of the Code have been complied with.

Article 10
Complaints, whistle blowers

10.1 The executive board shall implement the Code of Conduct in the company and in all group companies.

10.2 The executive board shall ensure that employees have the opportunity, without jeopardizing their legal position, to report alleged irregularities of a general, operational and financial nature within the company to the chairman of the executive board or to an officer designated for such purpose by him.

10.3 The executive board shall ensure that employees have the opportunity, without jeopardizing their legal position, to report alleged irregularities that relate to the functioning of the members of the executive board to the chairman of the supervisory board.

10.4 The arrangements for whistle blowers will be placed on the company's website as referred to in article 1.6.

Article 11
Information, relationship with the supervisory board

11.1 The executive board shall timely provide the supervisory board with information (if possible, in writing) on all facts and developments concerning the company, which the supervisory board may need to function as required and to properly carry out its duties.

11.2 The executive board shall no less frequently than quarterly provide the supervisory board with a report prepared in a format as agreed to from time to time and setting out detailed information on, *inter alia,* finance, marketing, investments and staff.

11.3 The executive board shall provide the supervisory board with a budget, long-term plans, the main features of the strategic policy, the general and financial risks, and the management and control systems of the company. In addition, the executive board shall issue an annual declaration that it has provided the supervisory board with all relevant

information required for the due performance of its duties. These documents will be provided in accordance with schedules agreed to from time to time by the supervisory and executive boards.

Article 12
Relationship with the shareholders

12.1 The executive directors shall attend with the supervisory directors the general meetings of shareholders, unless they are prevented from attending on serious grounds or the general meeting has expressed the wish to meet without the presence of the executive board or an executive director.

12.2 The executive board shall provide the general meeting with any information it may require, unless important interests (zwaarwegende belangen) of the company or any law, rules or regulations applicable to the company prevent it from doing so. The executive board shall specify the reasons for invoking such important interests.

Article 13
Confidentiality

Executive directors shall treat all information and documentation acquired within the framework of their position as an executive director with the necessary discretion and, in the case of classified information, with the appropriate secrecy. Classified information shall not be disclosed outside the supervisory or executive board, made public, or otherwise made available to third parties, even after resignation from the executive board, unless it has been made public by the company or it has been established that the information is already in the public domain.

Article 14
Non-compliance, amendment

These rules may be amended by resolution of the executive board to that effect and subject to the supervisory board's prior approval. Such resolution shall be referred to in the executive board's annual report.

Article 15
Governing law and jurisdiction

15.1 These rules shall be governed by and construed in accordance with the law of the Netherlands.

15.2 The courts of Rotterdam, the Netherlands, shall have exclusive jurisdiction to settle any dispute arising from or in connection with these rules (including any dispute regarding the existence, validity or termination of these rules).

NOTE: These Rules are a draft and subject to proposed changes to the articles of association of Univar NV. and further subject to approval and adoption by the Supervisory Board.

Rules

of the

Supervisory Board

of

Univar N.V.


SEC MAIL
RECEIVED
NOV 2006
WASH. D.C.
190
SECTION

DRAFT 4 November 2004

RULES OF THE SUPERVISORY BOARD

(Version dated **(insert adoption date)** *2004)*

These Rules of the Supervisory Board ("**rules**") were adopted by the supervisory board (the "**supervisory board**") of Univar N.V. ("**company**") on, and are effective as of, , 2004.

Article 1

Status and contents of the rules

1.1. These rules are adopted pursuant to article 16.11 of the company's articles of association and regulate the supervisory board's decision making process . These rules replace in their entirety the rules adopted by the supervisory board on October 31, 2002.

1.2 Where these rules are inconsistent with Dutch law or the company's articles of association, the law shall prevail or, to the extent the articles are not inconsistent with the law, the articles shall prevail. Where these rules conform to the company's articles of association but are inconsistent with Dutch law, the latter shall prevail. If one or more provisions of these rules are or become invalid, this shall not affect the validity of the remaining provisions. The supervisory board shall replace the invalid provisions with ones that are valid and the effect of which, given the contents and purpose of these rules is, to the greatest extent possible, similar to that of the invalid provisions.

1.3 The following annexes are attached to, and form an integral part of, these rules:

Annex A: profile of the supervisory board's scope and composition

Annex B: audit committee rules

Annex C: remuneration committee rules

Annex D: selection and appointment committee rules

Annex E: resignation rota for members of the supervisory board

Annex F: matters requiring consent of supervisory board

1.4 These rules are based on the Dutch corporate governance code as adopted by the Corporate Governance Committee in December 9, 2003 ("Corporate Governance Code" or "Code").

1.5. In its resolution adopted on , the executive board of the company unanimously declared that:

a) it will comply with, and be bound by the obligations arising from, these rules to the extent that they apply to it and its members (including articles 4.2, 11.4, 13.2, 13.3, 13.4, 14.2, 14.4 and 15.2; and

b) on appointment of new members it will cause such members to issue a declaration as referred to in a) above.

1.6. On , the external auditor of the company declared that it will comply with, and be bound by the obligations arising from these rules to the extent that they apply to it.

1.7. These rules shall be published on the company's website: www.univarcorp.com.

Article 2

Responsibilities of the supervisory board

2.1. The supervisory board shall be responsible for supervising the executive board and the general affairs of the company and its affiliated enterprises, and for advising the executive board. In discharging its duties, the supervisory board shall be guided by the interests of the company and its business; it shall take into account the relevant interests of all those involved in the company (including the company's shareholders) and the objective of creating shareholder value in the long run. The supervisory board is responsible for the quality of its own performance.

2.2. The responsibilities of the supervisory board shall include:

a) supervising, monitoring, and advising the executive board on: (i) the achievement of the company's objectives, (ii) the company's strategy and risks inherent to its business activities, (iii) the structure and management of the risk management and internal control systems, (iv) the financial reporting process, (v) compliance with legislation and regulations, and (vi) the company's performance;

b) disclosing, complying with and enforcing the company's corporate governance structure;

c) approving the annual accounts and approving the company's annual budgets and major capital expenditures;

d) selecting, and recommending the appointment of, the company's external auditor;

e) non-binding recommendations on the appointment of the members of the executive board (which may but need not be to the effect that for an appointment a choice can be made from at least two persons), proposing the remuneration policy for members of the executive board (such appointments and policy to be adopted by the general meeting of shareholders of the company (the "**general meeting**"), fixing the remuneration (in accordance with the said remuneration policy) and contractual terms and conditions of employment of members of the executive board;

f) non-binding recommendations on the appointment of the members of the supervisory board (which may but need not be to the effect that for an appointment a choice can be made from at least two persons), such appointments to be adopted by the general meeting and proposing the remuneration of its members;

g) evaluating and assessing the functioning of the executive board, the supervisory board, and their individual members (including the evaluation of the supervisory board's profile and the induction, education and training program (see articles 3.1. and 8));

h) handling, and deciding on, reported potential conflicts of interest within the meaning of article 11 between the company on the one side and members of the executive board, the external auditor and the supervisory board on the other side; and,

i) handling, and deciding on, reported alleged irregularities that relate to the functioning of the executive board within the meaning of article 12.

2.3. The supervisory board shall prepare and publish a report on its functioning and activities during the preceding financial year. The report shall at least include the information referred to in articles 3.3, 3.6, 5.3, 10.7, 11.4, 11.5, 14.4, 17.1 and 17.2.

Article 3

Composition, expertise and independence of the supervisory board

3.1. The supervisory board will determine the number of members of the supervisory board, of whom there must be at least three. Members of the supervisory board must be natural persons. The supervisory board shall prepare a profile of its scope and composition, taking into account the nature of the business, its activities, and the desired expertise, experience and independence of its members. The supervisory board shall evaluate the profile annually. The profile shall be made generally available and shall, in any event, be posted on the company's website as referred to in article 1.7. The present profile of the supervisory board is attached as **Annex A**.

3.2. The composition of the supervisory board shall be such that the combined experience, expertise and independence of its members meet the profile attached as Annex A and enables the supervisory board to best carry out the variety of its responsibilities and duties to the company and all others involved in the company (including its shareholders), consistent with applicable law and regulations (including the rules of any exchange on which the company's shares (or depositary receipts thereof) may be listed.

3.3 In composing the supervisory board, the following requirements must be observed:

a) each of its members must be capable of assessing the broad outline of the overall policy of the company and its business;

b) the supervisory board as a whole must match the profile attached as Annex A and, by way of a member's respective participation in the supervisory board (upon (re)appointment and thereafter), the supervisory board as a whole must be composed in accordance with article 3.2;

c) at least one of the members of the supervisory board must have relevant expertise in financial administration and accounting for listed companies or other large companies;

d) each of its members, with the exception of no more than one person, must be independent within the meaning of article 3.4;

e) none of its members may maintain more than five memberships of supervisory boards in Dutch listed companies (including the company); in this connection, a chairmanship counts twice;

f) none of its members may be a member of the executive board of the administrative trust that holds and administers the shares in the company's capital by way of fiducia cum amico (*ten titel van beheer*); and,

g) the chairman of the supervisory board may not be a former member of the executive board.

In the supervisory board's report the supervisory board shall declare that in its view article 3.3 (d) has been fulfilled. It shall also indicate which supervisory board members it considers to be not independent (if any).

3.4. Members of the supervisory board will not be considered independent within the meaning of article 3.3 (and will accordingly be considered independent if none of the below apply to him/her) if he/she or his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

a) has been an employee of the company or member of the company's executive board (including associated companies as referred to in section 1 of the 1996 Disclosure of holdings in listed companies act (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*) in the five years prior to his/her appointment;

b) receives personal financial compensation from the company, or a company affiliated with the company, other than the compensation received for the work performed as a supervisory board member and in so far as this is not in keeping with the normal course of business;

c) has had an important business relationship with the company or a company associated with it in the year prior to his/her appointment. This will in any event include the situation where a supervisory board member, or the firm of which he/she is a shareholder, partner, associate or advisor, has acted as advisor to the company (consultant, external auditor, civil notary or lawyer) and the situation where a supervisory board member is an executive board member or an employee of any bank with which the company has a lasting and significant relationship;

d) is a member of the executive board of a company, of which a member of the company's executive board (that he/she supervises) is a supervisory board member (cross-ties);

e) holds at least ten percent of the shares in the company (including the shares held by natural persons or legal entities that co-operate with him/her under a legal, tacit, oral or written agreement);

f) is a member of the executive or supervisory board, or is a representative in some other way, of a legal entity that holds at least ten percent of the shares in the company, unless such entity is a member of the same group as the company; or,

g) has temporarily managed the company during the preceding twelve months while members of the executive board were absent or unable to discharge their duties.

3.5. The supervisory board may appoint one or more members as "delegated" supervisory board member. Delegated members are members with a special task. The delegated authority may not exceed the duties of the supervisory board

member him/herself and therefore does not include managing the company; it entails more intensive supervision and advice and more frequent consultation with the executive board. The delegation shall be of a temporary nature only. The delegation may not detract from the function and power of the supervisor board. Delegated supervisory board members remain members of the supervisory board.

3.6. Each member of the supervisory board shall be required to submit to the board's chairman such information as is necessary to record or update, as the case may be, his/her:

a) gender;

b) age;

c) profession;

d) principal position;

e) nationality;

f) other positions as far as relevant to the duties as a member of the supervisory board;

g) date of initial appointment; and,

h) current term in office.

The chairman shall ensure that such information is published in the supervisory board's report.

3.7 Each member of the supervisory board shall submit to the board's chairman or to the company secretary such declaration or information as is necessary for the supervisory board to prepare the report on the independence of its members as required by article 3.3.

Article 4

Chairman, vice-chairman and company secretary

4.1. The supervisory board shall appoint one of its members as chairman and another as vice-chairman. Annex E sets out which supervisory directors have been designated chairman and vice-chairman, respectively. Only the supervisory board may resolve to appoint a chairman or vice chairman. The chairman determines the agenda, chairs the meetings of the supervisory board, monitors the proper functioning of the supervisory board and its committees, arranges for the adequate submission of information to the members of the supervisory board, ensures that there is sufficient time for decision taking, arranges for the induction and training program for members of the supervisory board, acts on behalf of the supervisory board as main contact for the executive board, initiates the evaluation of the functioning of the supervisory board and of the executive board, and as chairman ensures the orderly and efficient conduct of the general meeting. The chairman of the supervisory board ensures:

a) the co-ordination of the supervisory board's decision-taking process;

b) the adequate and timely submission of information to the members of the supervisory board as necessary for the proper performance of their duties;

c) that there is ample time for consultation, consideration and decision-taking by the supervisory board;

d) the steering, and procuring the adequate performance of, the committees of the supervisory board;

e) the evaluation and assessment of the functioning of the members of the executive board and the supervisory board;

f) the appointment of a vice-chairman of the supervisory board by the supervisory board;

g) that the contact with the executive board and the works council, if any, is productive and that the results thereof are timely and prudently communicated to the other members of the supervisory board;

h) receiving, and deciding on, reported potential conflicts of interest within the meaning of article 11; and,

i) receiving, and deciding on, reported alleged irregularities relating to the functioning of the members of the executive board within the meaning of article 12.

4.2. The supervisory board shall be assisted by the company secretary to be appointed and dismissed, whether or not at the recommendation of the supervisory board, by the executive board subject to the prior approval of the supervisory board. The company secretary shall be primarily responsible for:

a) compliance with the supervisory board's functioning with Dutch law, the company's articles of association and the rules and regulations issued pursuant thereto (including these rules);

b) assisting the chairman of the supervisory board in the logistics of the supervisory board (information, agenda, evaluation, etc.); and,

c) the induction, education and training program.

Article 5

Supervisory board committees

5.1. In case the supervisory board comprises more than four members, it shall have at least three standing committees, *i.e.*, the audit committee, the remuneration committee and the selection and appointment committee, to be appointed by the supervisory board from its own members. The entire supervisory board remains responsible for its decisions even if they were prepared by one of the board's committees.

5.2. The supervisory board shall prepare rules governing the respective committee's practices and principles (responsibilities, composition, meetings, etc.). The present rules of the respective committees are attached as **Annexes B**, **C** and **D**.

5.3. The composition of the committees, the number of committee meetings and the main items to be discussed therein shall be recorded in the supervisory board's report. The rules governing the respective committee's practices and principles and the composition of its respective members shall be placed on the company's website as referred to in article 1.7.

5.4. Should one or more committees as referred to in article 5.1. not be instituted, their respective practice and principles as set forth in the relevant Annex shall apply *mutatis mutandis* to the supervisory board.

5.5. The supervisory board shall receive from each of the committees on an annual basis, or more often if so requested, a report of its deliberations and findings.

Article 6

(Re)appointment, term and resignation

6.1. The members of the supervisory board shall be appointed in the manner provided in the company's articles of association on the recommendation or nomination of the supervisory board. On reappointment, the manner in which the candidate fulfilled his/her duties as member of the supervisory board shall be taken into account. Members of the supervisory board shall hold office for an initial term of four years and shall thereafter be eligible for re-appointment, provided that no member shall hold office for more than three 4-year terms or twelve years, as the case may be unless the supervisory board decides otherwise.

6.2. The resignation rota of the supervisory board shall be as stated in **Annex E**. Subject to article 6.3, members of the supervisory board shall resign in accordance with the resignation rota.

6.3. Members of the supervisory board shall retire early in the event of inadequate performance, and other instances where retirement is deemed necessary at the discretion of the supervisory board.

6.4. Members of the supervisory board who take on the management of the company temporarily, where the executive board members are absent or unable to discharge their duties, shall temporarily resign from the supervisory board in order to do so.

Article 7

Remuneration; Investment Regulations

7.1. The supervisory board shall from time to time submit proposals to the general meeting in respect of the remuneration to be paid to the chairman and other members of the supervisory board. The remuneration of a supervisory board member may not be made dependent on the company's results. If the members of the supervisory board are required to charge VAT on their fees, the company shall pay the amount of VAT.

7.2. In fixing the remuneration of the supervisory board, the following requirements must be observed:

a) none of its members may receive shares and/or options or similar rights to acquire shares in the company's capital as part of their remuneration;

b) none of its members may hold securities described in sub a) other than for long-term investment;

c) none of its members may hold securities other than as described in sub a) unless (i) the securities are held in accordance with the regulations as described below, (ii) he/she holds such securities for investment in listed investment funds, or (iii) in case of investment in other funds, only if he/she

has entrusted an independent third party with the management of his/her securities portfolio pursuant to a written mandate agreement;

d) none of its members may accept personal loans, guarantees, et cetera, from the company, other than in the normal course of business and with the approval of the supervisory board. No remission of loans may be granted.

The supervisory board shall adopt a set of regulations containing rules governing the ownership interest of, and transactions in, securities (other than issued by the company) by the supervisory and executive board members. The regulations shall be placed on the company's website as referred to in article 1.7. A member of the supervisory or executive board shall periodically, at least every quarter, notify the compliance officer of the company, or if no such officer has been appointed, the chairman of the supervisory board, of any changes in his or her ownership interest in securities in Dutch listed companies. Members of the supervisory or executive board that invest solely in listed investment funds, or, in case of investment in other funds, only if they have entrusted an independent third party with the management of their securities portfolio pursuant to a written mandate agreement are exempted from this latter provision.

7.3. Members of the supervisory board shall be reimbursed for all reasonable costs incurred in connection with their serving as members of the supervisory board.

7.4. The remuneration of supervisory board members shall be determined by the general meeting of shareholders. Remuneration shall be paid semi-annually in arrears. Remuneration shall be paid for the entire semi-annual period in which a member commences or terminates service. The notes to the annual accounts shall in any event contain the information prescribed by law as to the size and structure of the remuneration of individual members of the supervisory board.

Article 8

Induction program and ongoing training and education

8.1. Once appointed, each member of the supervisory board shall follow an induction program, prepared and sponsored by the company, addressing:

a) general financial and legal affairs;

b) financial reporting by the company;

c) specific aspects unique to the company and its business activities; and,

d) responsibilities of members of the supervisory board.

8.2. The supervisory board shall evaluate the induction program annually to identify any other specific aspects in respect of which further training and education is required.

Article 9

Supervisory board meetings (agenda, teleconferencing, attendance, minutes)

9.1. The supervisory board shall hold at least four meetings per year according to a meeting schedule drawn up for each calendar year, and whenever one or more of its members have requested a meeting. Members of the executive board may also request a meeting.

Meetings may be attended by one or more members by telephone or videoconference, provided that all participants can hear each other simultaneously.

9.2. Members of the supervisory board who are frequently absent during meetings of the supervisory board shall be asked by the chairman to explain their absence. Frequent absences shall be reported in the supervisory board's report.

9.3. Unless the supervisory board decides otherwise, meetings of the supervisory board shall be attended by one or more members of the executive board, save for meetings (or those portions of a meeting) concerning:

a) the evaluation of the functioning of the executive board and its individual members, and the conclusions to be drawn from that evaluation;

b) the evaluation of the functioning of the supervisory board and its individual members, and the conclusions to be drawn from that evaluation;

c) the desired profile, scope and composition of the supervisory board; or,

d) the potential conflicts of interest of members of the executive board within the meaning of article 11.

The external accountant of the company shall attend each supervisory board meeting at which the examination, adoption and, if applicable, approval of the annual accounts are discussed. The external accountant shall receive the financial information underlying the adoption of the quarterly or half-yearly accounts and other interim financial reports and shall be given the opportunity to respond to all information.

9.4. Meetings shall be convened by the company secretary on behalf of the member(s) requesting the meeting. Where this is practically possible, notices convening a meeting and the agenda of items and documents to be considered and discussed therein shall be dispatched 5 working days before the meeting and sent to each member of the supervisory board and the members of the executive board. A meeting shall be duly convened on shorter than 5 days notice if all members consent.

9.5. Minutes of the meeting shall be prepared by the secretary of the meeting. They shall generally be adopted at the next meeting. If all members of the supervisory board agree on the contents of the minutes, they may be adopted earlier. The minutes shall be signed for adoption by the chairman and shall be dispatched to all members of the supervisory board as soon as practically possible. The company secretary may issue and sign extracts of the adopted minutes. The company secretary may delegate authority to issue and sign extracts of the adopted minutes and to issue certificates as to actions taken by the supervisory board.

9.6 The minutes shall be in the form and content customary for the type and subject of the meeting and shall record the topics discussed, the inquiries made and the decisions taken with respect to each topic. Separate summaries of the decisions taken during the meeting, as well as a list of actions to be taken, shall be attached to the minutes.

Article 10

Supervisory board resolutions (quorum, votes, items to be considered)

10.1 The supervisory board resolves by an absolute majority, it being understood however that the supervisory board can only validly adopt a resolution if the chairman and the vice-chairman have voted in favor of a proposed resolution or if either the chairman or the vice-chairman abstains or both abstain from voting. Without prejudice to the previous sentence, an abstention to vote will not be taken into account when determining whether a proposal is adopted with an absolute majority of the votes cast. This paragraph 10.1 shall not apply with respect to such resolutions by the supervisory board which in accordance with the company's articles of association require an unanimous decision. The chairman shall prepare and sign a report of the resolution adopted in the above manner, enclosing any written replies received. Subject to the relevant provisions in the company's articles of association, the adoption of resolutions outside a meeting must be reported at the next meeting.

10.2 Subject to article 10.1, the supervisory board may also adopt resolutions outside a meeting, provided that a resolution in writing has been submitted to all of its members, none of them has objected to this form of decision taking and each of them participated in the voting.

10.3 Article 10.1 will not apply with respect to the chairman and/or the vice-chairman if a conflict of interest exists between the chairman and/or the vice-chairman and the company. For purposes of article 10.1, the chairman and/or the vice-chairman shall be deemed to have abstained from voting with respect to the relevant subject matter. Whether a conflict of interest exists and what the consequences are will be determined taking into account, amongst other things, Chapter III.6 of the Dutch Corporate Governance Code.

10.4 Article 10.1 will also not apply with respect to the chairman and/or the vice-chairman if either of them is absent or otherwise prevented from holding office for a period that exceeds two calendar months. For purposes of article 10.1, the chairman and/or the vice-chairman shall be deemed to have abstained from voting with respect to any subject matters that will be resolved upon during the period after such two-month period has lapsed and such time that they are no longer absent or otherwise prevented from holding office.

10.5 Resolutions of the executive board which require the approval of the supervisory board pursuant to the articles of association (including but not limited to the list of matters in article 12.14 of the company's articles of association), and such other resolutions as the supervisory board may designate, shall not be effective until the supervisory board has given its approval. **Annex F** to these rules identifies and lists additional resolutions and actions of the executive board which require the prior approval of the supervisory board.

10.6 The ongoing items to be considered and discussed at supervisory board meetings include reviewing the company's budget and financial results, approving major decisions requiring supervisory board action, discussing and approving corporate strategy (and changes thereto) with the executive board (*e.g.* long-term strategy, capital expenditures in excess of the company's budget, long-term capital structures, new lines of business, major acquisitions and divestments), and receiving reports from the supervisory board's committees.

10.7. At least once a year, the supervisory board shall discuss:

a) the functioning of the supervisory board and its individual members, and the conclusions to be drawn on the basis thereof;

b) the desired profile, composition and competence of the supervisory board;

c) the functioning of the executive board and its individual members and the conclusions to be drawn on the basis thereof;

d) the evaluation of the induction, education and training program as referred to in article 8; and,

e) the corporate strategy, the risks of the business and the result of the evaluation by the executive board of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto.

The report of the supervisory board will refer to the fact that such discussions were held.

10.8 In the event the company is the subject of a rating-process made by a reputable ranking institute, the report of such institute should be on the agenda for discussion during a meeting of the supervisory board.

Article 11

Conflicts of interest

11.1 A supervisory board member shall not participate in the discussions and/or decision-taking process on a subject or transaction in relation to which he/she has a conflict of interest with the company within the meaning of article 11.2. Such transaction must be concluded on terms at least customary in the sector concerned. Resolutions to enter into such transactions must be approved by the supervisory board.

The chairman of the supervisory board shall ensure that transactions in respect to which supervisory board members have a conflict of interest are referred to in the company's annual report with reference to the conflict of interest and a declaration that articles 11.1, 11.2, and 11.3 were complied with.

11.2 A member of the supervisory board shall in any event have a conflict of interest with the company if:

a) he/she personally has a material financial interest in a company with which the company intends to enter into a transaction;

b) he/she has a family law relationship (*familierechtelijke verhouding*) with a person (i.e his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree) who is a member of the executive board of a company with which the company intends to enter into a transaction;

c) he/she is a member of the executive or supervisory board of, or holds similar office with, a company with which the company intends to enter into a transaction;

d) under applicable law, including the rules of any exchange on which the company's shares (or depositary receipts thereof) are listed, such conflict of interest exists or is deemed to exist; or,

e) the supervisory board has ruled that such conflict of interest exists or is deemed to exist.

11.3. Each supervisory board member shall immediately report any potential conflict of interest concerning a supervisory board member to the chairman of the supervisory board (or to the vice-chairman in the case of conflicts involving the chairman). The supervisory board member with such (potential) conflict of interest must provide the chairman (or to the vice-chairman in the case of conflicts involving the chairman) of the supervisory board with all information relevant to the conflict of interest, including information relating to the persons with whom he/she has a relationship under family law (*familierechtelijke verhouding*) his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. In all circumstances other than the ones listed in article 11.2 under d) and e), the supervisory board will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest to which article 11.1 applies.

11.4. Article 11.2 applies *mutatis mutandis* to members of the executive board.

Each member of the executive board shall immediately report any potential conflict of interest concerning a member of the executive board to the chairman of the supervisory board. The executive board member with such (potential) conflict of interest must provide the chairman of the supervisory board with all information relevant to the conflict of interest, including information relating to the persons with whom he/she has a relationship under family law (*familierechtelijke verhouding*) (i.e. his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree). In all circumstances other than the ones listed in article 11.2 under d) and e), the supervisory board will determine whether a reported (potential) conflict of interests qualifies as a conflict of interest pursuant to which the transaction must be concluded on terms at least customary in the sector concerned. Resolutions to enter into such transaction must be approved by the supervisory board.

The chairman of the supervisory board shall ensure that these transactions are referred to in the company's annual report with reference to the conflict of interest and a declaration that this article 11.4 was complied with.

11.5 The external auditor shall in any event have a conflict of interest with the company, if:

a) the independence of the external auditor with respect to its supervision of financial reporting is compromised by the non-audit activities it provides the company, including, for example, consulting on tax, marketing, management, strategy, acquisitions or information technology;

b) the responsible partner in the external auditor's firm has been in charge of the audit activities for the company during a continuous period of 5 years without rotation;

c) under applicable law, including the rules of any exchange on which the company's shares (or depositary receipts thereof) are listed, such conflict of interest exists or is deemed to exist; or,

d) the supervisory board at its sole discretion has ruled that such conflict of interest exists or is deemed to exist.

The external auditor of the company, as well as each member of the executive and supervisory boards, shall immediately report any potential conflict of interest concerning the external auditor to the chairman of the supervisory board. The external auditor of the company, as well as each member of the executive and supervisory boards must provide all information relevant to the conflict of interest to the chairman of the supervisory board. In all circumstances other than the ones listed under c) and d) above the supervisory board will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest pursuant to which the appointment of the external auditor will have to be reconsidered or other measures must be taken to resolve it.

The chairman of the supervisory board shall ensure that those measures will be mentioned in the company's annual report with reference to the conflict of interest and a declaration that this article 11.5 was complied with.

Article 12

Complaints, whistle blowers

12.1. The executive board shall ensure that employees have the opportunity, without jeopardizing their legal position, to report alleged irregularities of a general, operational and financial nature within the company to the chairman of the executive board or to an officer designated for such purpose by him.

12.2. Alleged irregularities that relate to the functioning of the members of the executive board shall be reported to the chairman of the supervisory board.

12.3. The arrangements for whistle blowers will be placed on the company's website as referred to in article 1.7

Article 13

Information, relationship with the executive board

13.1 The supervisory board, and its individual members, have their own responsibility for obtaining all information from the executive board and the external auditor that the supervisory board requires for the due performance of its duties. If the supervisory board deems necessary, it may obtain information from officers and external advisors of the company. The executive board shall provide the necessary means for this purpose. The supervisory board may require that certain officers and external advisors attend its meetings.

13.2 The executive board shall timely provide the supervisory board with information (if possible, in writing) on all facts and developments concerning the company which the supervisory board may need to function as required and to properly carry out its duties.

13.3 The executive board shall quarterly, or on such frequency as may be requested by the supervisory board, provide the supervisory board with a report prepared in a format as agreed to from time to time and setting out detailed information on, *inter alia,* finance, marketing, investments and staff.

13.4 Each year, without prejudice to the above, the executive board shall provide the supervisory board with a budget for the following year, an up-to-date version of its long-term plans, the main features of the strategic policy, the general and financial risks, the management and control systems of the company and the compliance with all relevant laws and regulations. In addition, the executive

board shall issue an annual declaration that it has provided the supervisory board with all relevant information required for the due performance of its duties. These documents will be provided in time so as to enable the supervisory board to give its approval by a date specified from time to time by the supervisory board.

Article 14

Relationship with the shareholders

14.1 In accordance with the company's articles of association, general meetings of shareholders may be convened at the request of the supervisory board or the executive board. The person(s) convening the meeting shall ensure that it is held in due time and that the shareholders are informed by means of a shareholders circular of all facts and circumstances relevant to the item(s) on the agenda. The shareholders circular will be placed on the website of the company, referred to in article 1.7.

14.2 The members of the company's executive and supervisory boards shall participate in shareholders meetings, unless they are prevented from attending on serious grounds. In conformity with the articles of association of the company, the chairman shall chair the general meetings (unless the supervisory board appoints another person), and shall decide on the contents of resolutions. The ruling pronounced by the chairman in respect of the outcome of a vote in a general meeting shall be decisive subject to the provisions of article 2:13 of the Dutch Civil Code.

14.3 The supervisory board shall provide the general meeting with any information it may require concerning an item on the agenda, unless important interests (*zwaarwegende belangen*) of the company or any law, rule or regulation applicable to the company prevents it from doing so. The supervisory board shall specify the reasons for invoking such important interests.

14.4 The executive board and the supervisory board are responsible for the corporate governance structure of the company and must give account to the annual general meeting in relation to such structure. Each year the broad outline of the company's corporate governance structure shall be set forth in a separate chapter of the annual report. This chapter shall set forth whether the best practices of the Code were followed and if not, the reason for not doing so, and to what extent the company deviates from these best practices.

Each significant change in the company's corporate governance structure and compliance with the Code shall be addressed in a separate item on the agenda for consideration by the annual general meeting.

Article 15

Insurance and Indemnification

15.1 The company shall take out liability insurance (directors' and officers' liability insurance) which covers members of the supervisory board.

15.2 The company will, to the fullest extent permitted by law and subject to the terms and conditions of an indemnity agreement to that effect, indemnify members of the supervisory board against all costs (including lawyers fees, fines, settlement amounts, etc.) incurred by them in connection with any civil, criminal or administrative proceedings in which they are involved on account of their present or former membership on the supervisory board.

Article 16

Confidentiality

Members of the supervisory board shall treat all information and documentation acquired within the framework of their membership on the board with the necessary discretion and, in the case of classified information, with the appropriate secrecy. Classified information shall not be disclosed outside the supervisory or executive board, made public or otherwise made available to third parties, even after resignation from the supervisory board, unless it has been made public by the company or it has been established that the information is already in the public domain.

Article 17

Non-compliance, amendment

17.1 Without prejudice to the provisions of article 14.4, the supervisory board may occasionally decide at its sole discretion not to comply with and adhere to these rules pursuant to a supervisory board resolution to that effect, provided that such deviation is not prohibited by law or the articles of association of the company. Such resolutions shall be referred to in the supervisory board's report.

17.2 Without prejudice to the provisions of article 14.4, these rules, including any of the Annexes, may only be amended by a resolution of the supervisory board to that effect. Any amendments of these rules, including any of the Annexes,shall be referred to in the supervisory board's report.

Article 18

Governing law and jurisdiction

18.1 These rules shall be governed by and construed in accordance with the law of the Netherlands.

18.2. The courts of Rotterdam, the Netherlands, shall have exclusive jurisdiction to settle any dispute arising from or in connection with these rules, including any dispute regarding the existence, validity or termination of these rules.

NOTE: ANNEXES A to F not attached to draft Rules

Univar N.V.


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
2006
190
SECTION

Summary of Executive Board Member Employment Agreements

A. Term and Severance

Gary Pruitt's agreement runs from 1 July 2002 to 31 May 2010. Under its terms, the agreement may be terminated by the company without cause upon 30-days written notice, or immediately if for cause. Mr. Pruitt, in turn, may terminate the agreement for any reason upon 90-days written notice to the company. In the event of termination by the company without cause Mr. Pruitt is entitled to 30-months salary at the rate then being paid, plus a bonus equal to the greater of 30% of base salary or 50% of the prior years' bonus.

Jan Holsboer's employment agreement runs until the first annual general meeting after the date on which he attains age 62. Under its terms, the agreement may be terminated by the company without cause upon 30-days written notice, or immediately if for cause. Mr. Holsboer, in turn, may terminate the agreement for any reason upon 90-days written notice to the company. In the event of termination by the company without cause Mr. Holsboer is entitled to 12-months salary at the rate then being paid, plus a bonus equal to the greater of 30% of base salary or 50% of the prior years' bonus.

B. Variable Remuneration

Under their employment agreements, both Mr. Pruitt and Mr. Holsboer are eligible for an annual performance bonus of up to 200% of their base salary based on a return on equity formula. The Supervisory Board may, considering all facts and circumstances, adjust the calculated payout up or down to assure the payout reflects each Executive Board member's personal performance and non-financial objectives achieved. Mr. Pruitt and Mr. Holsboer also may be granted stock options by the Supervisory Board.

C. Pension and Early Retirement

Mr. Pruitt is covered by the Univar USA Inc. pension and early retirement schemes. This retirement program provides both a defined benefit and a defined contribution pension plan. Under the defined benefit plan, contributions are made on employees' behalf by the company, with no employee contribution required. A benefit is paid upon retirement based on an employee's highest five-years of consecutive service, adjusted for Social Security payments. Standard retirement age is 65, but employees may retire early at 62 with no reduction in benefit, and as early as 55 with enhanced actuarial discounts. A supplemental defined benefit pension plan is also provided to employees, like Mr. Pruitt, who earn more than the US pension law maximum for tax-qualified pension plans, in order to ensure equal percentage pension benefits to all employees. Under his employment agreement, Mr. Pruitt's benefits under the defined benefit pension plans are enhanced. For the purposes of these plans, he is deemed to be two years older than his actual age.

Under the defined contribution plan, an employee may contribute from 1% to 50% of their annual pay (up to US$14,000 in 2005), and the company will match US$0.50 for each US$1.00 contributed, up to the first 6% of the employee's pay. A deferred compensation plan is also provided to employees, like Mr. Pruitt, who cannot otherwise contribute the full proportion of their pay to the tax-qualified defined contribution plan.

Mr. Holsboer is covered by a C-policy pension plan, as currently provided by Univar to its other Netherlands employees. This policy provides for a premium contribution of 15% of annual base salary.


SEC MAIL
PROCESSING
SECTION
WASH. D.C.
190

Univar N.V.

Remuneration Policy

A. Policy

Univar N.V. uses a comprehensive remuneration program to recruit, retain and motivate a high quality Executive Board. It takes into account sound industry practice and individual country pay practices, job market and geographic differences. The company has a strong orientation toward achieving overall company and personal goals. The Remuneration Committee and Supervisory Board will annually evaluate performance against these goals.

Univar intends that the amount and structure of the remuneration the Executive Board members receive shall be such that qualified and expert managers can be recruited and retained. The remuneration program will have fixed and variable components. The variable component is linked to previously determined and, measurable targets that must be achieved partly in the short term and partly in the long term. The variable remuneration component is designed to strengthen the members' commitment to the company and its objectives. Where appropriate, elements of remuneration are directly linked to individual and company performance. The level and structure of remuneration is determined in the light of, among other things, the company's results, share price performance, and other relevant developments.

The remuneration program for Executive Board members will also take into account any division of duties among the members.

B. Procedures and Remuneration

1. **Remuneration Committee** The Supervisory Board's Remuneration Committee develops the company's policy on Executive Board members' remuneration and determines the remuneration package of each Executive Board member, subject to approval by the Supervisory Board and the general meeting of shareholders.

2. **Remuneration of Executive Board Members** The Remuneration Committee may seek advice from leading compensation and benefit consultants, with the aim of acquiring information about remuneration packages for companies considered similar to Univar in terms of size and/or complexity.

In constructing and reviewing remuneration packages, the emphasis is on linking pay to performance by rewarding effective management as well as individual achievement. The mix within a package is designed to align personal reward with enhanced shareholder value over both the short and long term. Executive Board members' remuneration consists of four components:

a. **Base Salary** Base salaries reflect an Executive Board member's responsibility and experience. Valid deviations may be made based on a person's personal qualities and on the person's potential to contribute to the company within the scope of his or her assigned duties. The base salary is changed from time to time on the basis of market trends.

b. **Variable Annual Cash Performance** Annual cash performance bonuses are based on the company's annual performance against pre-determined and measurable financial targets (adjusted return on equity) and, if appropriate, individual accomplishments against objectives. The variable component may vary between 0 and 200 percent of base salary.

c. **Long-Term Incentive Component – Stock Options** The long-term variable component for Executive Board members is currently in the form of stock options. These options vest after three years and allow the holder to buy shares at a future date at a price determined by reference to the open market price of shares at the time of grant, plus a minimum performance condition. This condition requires that the share price has increased by a pre-determined percentage before the options may be exercised. Stock options are granted to the company's top executives, including Executive Board members.

d. **Benefits** Executive Board members participate in the company's benefits and retirement programs, as appropriate for the market in which they are employed.

3. **Evaluation** The value of the total remuneration package is reviewed annually by the Remuneration Committee.

4. **Executive Board Employment Agreements** Executive Board members are employed under employment agreements that detail the terms and conditions of their employment, including remuneration and severance benefits.


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2006
WASH, D.C.
190
SECTION

Univar N.V. Remuneration Committee

2004 Remuneration Report

The Remuneration Committee of the Univar N.V. Supervisory Board submits the following Remuneration Report for 2004:

A. Variable and Non-Variable Remuneration

The members of the Executive Board are entitled to both variable and non-variable remuneration. Depending on the level at which it is paid, if at all, the variable remuneration can represent a significant proportion of their total remuneration. There was no change in Executive Board chairman Gary Pruitt's non-variable remuneration in 2004. Executive Board member Jan Holsboer's annual salary was increased to €100,000 from €75,000 effective 1 January 2004.

The Remuneration Committee uses anonymous lists of salary survey information from leading compensation and benefit consultants to help determine the amount and composition of Executive Board remuneration, and so no names or relevant particulars for a peer group of companies can be identified. However, the survey data is based on other global distribution companies, as well as other multinational companies considered similar to the company in terms of size, geographical spread and complexity of business.

B. Executive Board Employment Agreements

Based on its Remuneration Policy, Univar N.V. has entered into long-term employment agreements with its Executive Board members.

Gary Pruitt's agreement runs from 1 July 2002 to 31 May 2010. Under its terms, the agreement may be terminated by the company without cause upon 30-days written notice, or immediately if for cause (although the Supervisory Board must provide Pruitt 30-days written notice to correct or reasonably mitigate such cause). Pruitt, in turn, may terminate the agreement for any reason upon 90-days written notice to the company. Mr. Pruitt's agreement, which was entered into before the implementation of the Dutch Corporate Governance Code, does not comply with Best Practice II.2.7. In the event of termination by the company without cause Mr. Pruitt is entitled to 30 months salary at the rate then being paid, plus a bonus equal to the greater of 30% of base salary or 50% of the prior years' bonus.

Jan Holsboer's employment agreement runs until the first annual meeting of shareholders after the date on which he attains age 62. Under its terms, the agreement may be terminated by the company without cause upon 30-days written notice, or immediately if for cause. Holsboer, in turn, may terminate the agreement for any reason upon 90-days written notice to the company. In the event of termination by the company without cause Mr. Holsboer is entitled to 12 months salary at the rate then being paid, plus a bonus equal to the greater of 30% of base salary or 50% of the prior years' bonus.

The company expects to take a flexible approach to the implementation of Best Practice Provision II.2.7 of the Dutch Corporate Governance Code. Executive Board members in a multinational industrial company like Univar need to be drawn from many nations and backgrounds. Potential Executive Board members may be eligible for substantial severance because of long employment tenure with the company or based on local laws and customs, which vary from country to country. The Remuneration Committee expects that an inflexible application of Best Practice Provision II.2.7, which disfavors severance of greater than one-year's salary, will be unrealistic in terms of attracting executive talent on a global basis. The company also believes such a provision to be unnecessary in view of the authority already vested in the Supervisory Board and shareholders to regulate potential abuse of severance agreements.

C. Performance Criteria for Variable Remuneration

The members of the Univar N.V. Executive Board are entitled to variable remuneration consisting of an annual performance bonus and stock options. This variable remuneration, depending on the level at which it is paid, if at all, can represent a significant proportion of their total remuneration.

Performance Bonus

Executive Board members are eligible for an annual performance bonus of up to 200% of their base salary based on the following formula for Bonus Return on Equity (BROE):

$$BROE = \frac{BNI}{A \times SE}$$

where BNI equals the company's net income, as adjusted; A is an adjustment factor that equals 1, (unless the number of Univar shares outstanding at year end is greater than at the beginning of the year, in which case the Supervisory Board will determine the adjustment factor); and SE is the greater of US$600 million or Shareholders' Equity as stated in the Univar Annual Report at the beginning of the year. Each Executive Board member's annual performance bonus is then paid based on the following table:

Performance Bonus (Percent of Base Salary)	Bonus Return on Equity		
	2003	2004	2005
0	<4%	<5%	<6%
40	4%	5%	6%
50	5%	6%	7%
60	6%	7%	8%
70	7%	8%	9%
80	8%	9%	10%
90	9%	10%	11%
100	10%	11%	12%
110	11%	12%	13%
etc.			

After the annual audit has been completed, the Supervisory Board may, considering all facts and circumstances, adjust this payout up or down to assure the payout reflects each Executive Board member's personal performance and non-financial objectives achieved.

Stock Options

Both Executive Board members are entitled to stock options based on the indicated performance criteria:

Member	Year of Option	Expiration Date	Options Granted	Exercise Price	Performance Criteria
Gary Pruitt	2000	1 March 2005	4,000	€12.46	Vesting and market performance*
	2001	10 November 2006	20,000	€8.44	Vesting and market performance*
	2003	22 May 2010	70,000	€7.60	Vesting, but options may be exercised only if market price is equal to or more than twice exercise price
	2004	24 May 2011	70,000	€13.95	Vesting, but options may be exercised only if market price is equal to or more than twice exercise price
Jan Holsboer	2003	22 May 2010	7,000	€7.60	Vesting, but options may be exercised only if market price is equal to or more than twice exercise price
	2004	24 May 2011	7,000	€13.95	Vesting, but options may be

					exercised only if market price is equal to or more than twice exercise price

*The 2000 and 2001 options are not otherwise performance-related because they were awarded by Vopak N.V. before performance-based stock options were standard practice. These options may be exercised only in combination with certain Vopak N.V. options.

Univar's independent external auditors, who are in the best position to do so, will ensure the indicated performance criteria have been met before variable remuneration is paid. These criteria are not based on a comparison with external factors. No change is proposed to the conditions under which Pruitt and Holsboer are eligible for the indicated variable remuneration.

D. Executive Board Pension and Early Retirement Schemes

Gary Pruitt is covered by the Univar USA pension and early retirement schemes. This retirement program provides both a defined benefit and a defined contribution pension plan. Under the defined benefit plan, contributions are made on employees' behalf by the company, with no employee contribution required. A benefit is paid upon retirement based on an employee's highest five-years of consecutive service, adjusted for Social Security payments. Standard retirement age is 65, but employees may retire early at 62 with no reduction in benefit, and as early as 55 with enhanced actuarial discounts. A supplemental defined benefit pension plan is also provided to employees, like Pruitt, who earn more than the US pension law maximum for tax-qualified pension plans, in order to ensure equal percentage pension benefits to all employees.

Under the defined contribution plan, an employee may contribute from 1% to 50% of their annual pay (up to US$12,000 in 2003), and the company will match US$0.50 for each US$1.00 contributed, up to the first 6% of the employee's pay. A deferred compensation plan is also provided to employees, like Pruitt, who cannot otherwise contribute the full proportion of their pay to the tax-qualified defined contribution plan.

Under his employment agreement, Pruitt's benefits under the defined benefit pension plans are enhanced. For the purposes of these plans, he is deemed to be two years older than his actual age.

Jan Holsboer is covered by a C-policy pension plan, as currently provided by Univar to its other Netherlands employees. This policy provides for a premium contribution of 15% of annual base salary.

The costs of these pension schemes are financed within the company's regular pension schemes.

E. Executive Board Special Remuneration and Severance Pay

No special remuneration was paid to any current or former Executive Board member during 2004. In addition, no severance pay was paid or promised to any Executive Board member in 2004.

F. Planned Remuneration Policy

The Remuneration Committee does not plan to modify the company's Remuneration Policy in 2005, and has no current plans to do so in subsequent years. However, the Committee will be recommending a grant of stock options to the company's top executives, including Executive Board members, in 2005.


RECEIVED
NOV 2 2006
PROCESSING
SECTION
WASH, D.C.
190

UNIVAR N.V. RULES CONCERNING INSIDE INFORMATION

The Executive Board of Univar N.V. has adopted the following rules of conduct with regard to Inside Information.

Summary

These rules **(1)** regulate the use of Inside Information and the trading in Univar Securities by Univar Employees, **(2)** require the notification of Transactions by certain Univar Employees to the Company's Compliance Officer and **(3)** require the notification of Transactions by certain Univar Employees and their family members to the Autoriteit Financiële Markten of the Netherlands ("AFM").

Trading

- Univar Employees are prohibited from Executing Transactions in Univar Securities if the person is in possession of Inside Information.
- Univar Employees are prohibited from "tipping" or disclosing Inside Information.
- Designated Persons may Execute Transactions in Univar Securities only during Open Periods provided they are not in possession of Inside Information.
- Designated Persons may not execute 'opposite' transactions within 6 months of each other nor buy or write options on Univar Securities.

Notification

- Designated Persons must obtain the prior approval of the Compliance Officer before Executing Transactions in Univar Securities.
- Designated Persons must report all Executed Transactions in Univar Securities to the Compliance Officer within 5 days of Execution.
- Directors of companies whose sales constitute 10% or more of consolidated sales and certain of their family members and relatives must report all trades in Univar Securities to the AFM no later than 10 days after the end of the calendar month in which such person Executes a Transaction.

Exceptions; Summary not Binding

The rules provide for certain exceptions and exemptions. In the case of any conflict or incompleteness in this summary the Rules will prevail and Employees are advised to consult the Rules or seek advice from the Compliance Officer.

UNIVAR RULES ON INSIDE INFORMATION

I. General Rules for All Univar-Employees

Prohibition from Executing Transactions

1. Every Univar Employee is prohibited from Executing a Transaction in Univar Securities if he or she has Inside Information. This prohibition shall not apply to the situations set out in paragraph 4.

Prohibition from recommending Transactions

2. Every Univar Employee is prohibited from recommending the Execution of Transactions in Univar Securities to a third party if he or she has Inside Information.

Confidentiality

3. Every Univar Employee shall be prohibited from disclosing Inside Information to a third party.

Exceptions

4. The prohibition of paragraph 1 shall not apply to:
   - a a person who Executes a Transaction in order to meet a due and payable obligation which already existed when that person became aware of the details with regard to which he has Inside Information;
   - b. the acceptance of share options, convertible bonds, warrants or other similar rights to Univar Securities within the context of a personnel scheme, if the intention to grant such securities was reported to the AFM at least two months prior to the grant;
   - c. the exercise of share options granted, the exchange of convertible bonds or the exercise of issued warrants or other similar rights to Univar Securities within the context of a personnel scheme on the expiry date of the right or within a period of five working days prior to that date;
   - d. the sale of the Univar Securities acquired upon the exercise of the rights within that period described in 4c above, provided that the Univar Employee notifies the Compliance Officer of his or her intention to sell at least two months prior to the expiry date, in which case he or she is thereafter obliged to sell;

e. the receipt, by choice or otherwise, of Univar Securities as payment of a dividend.

5. The prohibitions of paragraphs 2 and 3 shall not apply if the conduct referred to takes place as part of the normal fulfilment by the relevant person of his work, profession or position.

Statutory prohibitions

6. The Act also contains provisions prohibiting, among other things, the Execution of a Transaction in Securities other than Univar Securities if the person concerned has inside information within the meaning of the Act. The statutory prohibitions apply to everybody, not only to Univar Employees. The provisions of these rules shall be entirely without prejudice to the prohibitions under the Act.

II. Prohibitions for Designated Persons

Designated Persons

7. For the purposes of these rules, the following persons are Designated Persons:
   a. Senior Vice Presidents of Univar N.V.;
   b. Vice Presidents of Univar N.V.;
   c. President and Senior Vice Presidents of Univar USA, Inc.;
   d. Vice President-Controller of Univar USA, Inc.;
   e. European President and Vice President- Finance;
   f. Director of Investor Relations;
   g. directors of companies whose sales constitute 10% or more of consolidated sales;
   h. persons directly involved in the preparation of consolidated financial results or who receive copies of consolidated financial results on a current basis; and,
   i. any other Company employees designated as a Designated Person by or on behalf of the Executive Board of the Company or the Compliance Officer.

Prohibitions for Designated Persons

8. Every Designated Person is prohibited from:
   a. Executing Transactions in Univar Securities during a Closed Period, irrespective of whether he has Inside Information;
   b. Executing Transactions in Univar Securities during a period - not being a Closed Period - in which the Compliance Officer has prohibited him from

doing so pursuant to the provisions of paragraph 9 of these rules;

c. Executing a Transaction in Univar Securities and, within six months thereafter, Execute another Transaction, if the other Transaction is opposite to the first Transaction or if the risk of the first Transaction is thereby excluded or limited, in the event that this prohibition does not apply if the first Transaction consists of the exercise of an option granted by the Company and the second Transaction consists of the sale of the Univar Securities obtained by the exercise of the option, provided furthermore that the ban does not apply if the first Transaction involves the exercise of a share option granted by the Company, the exchange of convertible bonds issued by the Company, the exercise of warrants issued by the Company or other similar rights to Univar Securities within the context of a personnel scheme and the second Transaction the sale of the Univar Securities acquired by the exercise of the aforementioned rights;

d. Executing a Transaction in Other Securities, if the Compliance Officer has so determined in accordance with the provisions of paragraph 11 and has notified the relevant Designated Person thereof, irrespective of whether he has Inside Information;

e. Buying or writing options on Univar Securities, with the exception of options which are granted by the Company within the scope of a personnel scheme.

The prohibitions of this paragraph 8 shall not apply to Transactions referred to in paragraph 4.

9. The Compliance Officer may prohibit one or more (groups of) Designated Persons from Executing Transactions in Univar Securities during a period - outside the Closed Period - determined by him.

10. At the request of a Designated Person, the Compliance Officer may under special circumstances grant dispensation from the provisions of paragraph 8a. The request shall be made in writing and the dispensation shall be granted in writing.

11. The Compliance Officer may determine that one or more Designated Persons are not allowed to Execute Transactions in Other Securities during a period determined by him, if he believes that the person or persons concerned have or may have inside information related to those Other Securities or if he believes that the Designated Persons concerned might create the impression of violating section 46 of the Act if they would Execute a Transaction in those Other Securities.

12. The provisions of this Chapter shall remain applicable to a Designated Person during six months after he has lost the capacity of Designated Person.

III. Prohibitions for Other Designated Persons

13. The Compliance Officer may on a temporary basis designate Univar Employees other than Designated Persons as Other Designated Persons, if he believes that the Univar Employee concerned has or may obtain Inside Information or if he believes that the Univar Employee concerned might create the impression of acting in violation of the Act. The Compliance Officer shall inform the Univar Employee concerned in writing of the designation. The Compliance Officer may withdraw the designation as Other Designated Person if he believes that the reason for the designation has ceased to exist. The Compliance Officer shall inform the Univar Employee in writing of the withdrawal.

14. The prohibitions of paragraph 8 to 11 inclusive shall apply equally to Other Designated Persons for the duration of that designation.

IV. Obligations to notify

Prior Approval of Transactions to the Chairman of the Executive Board

15. Senior Vice Presidents of Univar N.V. shall obtain the prior approval of the Chairman of the Executive Board before Executing a Transaction in Univar Securities. The Chairman of the Supervisory Board may change this class of persons from time to time.

Prior Approval of Transactions to the Compliance Officer

16. A Designated Person or Other Designated Person shall obtain the prior approval of the Compliance Officer before Executing a Transaction in Univar Securities.

Notification of Executed Transactions to the Compliance Officer

17. Designated Persons and Other Designated Persons must inform the Compliance Officer in writing of any Transaction in Univar Securities within five working days of its Execution.

18. The notifications referred to in this Chapter IV shall be made by using forms supplied by the Compliance Officer. In making the notifications, the questions contained in the forms must be answered in a complete and truthful manner.

Notification of Executed Transactions by Subsidiary Directors to the AFM

19. The persons described in section 7g shall be obliged to notify the AFM of Executed Transactions in Univar Securities. This does not apply to Transactions referred to in paragraph 4.

20. The notification must be effected by the persons described in section 7g, no later than ten days after the end of the calendar month in which he Executes a Transaction. Such person may request the Compliance Officer in writing to make the relevant notification on his behalf. This request can be made simultaneously with the statement referred to in paragraph 17.

Notification of Executed Transactions by other persons to the AFM

21. The following persons are obliged to inform the AFM of a Transaction in Univar Securities no later than ten days after the end of the calendar month in which such person Executes a Transaction:
    a. any person providing directly or indirectly more than 25% of the capital of the Company, and, if it concerns a legal entity or company, the managing directors and supervisory directors of that legal entity or company;
    b. spouses, children, parents and parents-in-law of a person described in section 7g and other persons who share a household with members of the Executive Board or supervisory board of the Company;
    c. spouses, children, parents and parents-in-law of a person described in section 7g and other persons who share a household with person described in section 7g;
    d. spouses, children, parents and parents-in-law of person described in section 7g who do not share a household with these persons, if these relations have at least 5% of (the depositary receipts of) the shares in the capital of the Company or will obtain this percentage through the Execution of a Transaction.

    This obligation to notify shall not apply to Transactions referred to in paragraph 4.

22. To the extent it is aware thereof, the Company shall inform the persons referred to in the previous paragraph that they are subject to the obligation referred to in that paragraph.

23. Persons described in section 7g must inform their spouses, children, parents and parents-in-law and any other persons with whom they share a household of the obligations set out in paragraph 21.

24. The persons referred to in paragraph 21 must make the notification to the AFM themselves, unless they have, no later than three days after the calendar month in which such person Executes a Transaction, requested the Compliance Officer in writing to do so on their behalf. Said request must be made by completing and signing forms provided by the Compliance Officer for that purpose.

V. Compliance Officer

25. The Executive Board of the Company shall appoint a Compliance Officer and may dismiss him at any time.

26. The Executive Board shall announce the identity of the Compliance Officer and where he can be reached.

27. The Compliance Officer has the duties and powers conferred on him by these rules or as may be conferred by the Executive Board from time to time.

28. The Compliance Officer may in consultation with the Executive Board designate one or more deputies who may be established in other countries and who may, for the benefit of the Univar Employees in those countries, exercise such duties and powers as the Compliance Officer shall determine in consultation with the Executive Board. The Compliance Officer may in consultation with the Executive Board designate persons to replace him during his absence.

29. The Compliance Officer shall report annually to the Executive Board.

VI. Register

30. The Compliance Officer shall keep a register containing the following information:
    a. names and addresses of Designated Persons;
    b. notifications referred to in paragraph 17;
    c. designations of Other Designated Persons;
    d. withdrawals of designations of Other Designated Persons;
    e. decisions to apply paragraph 9;
    f. requests for dispensation and all dispensations granted referred to in paragraph 10;
    g. requests referred to in paragraph 20;
    h. requests and information provided to the Compliance Officer referred to in paragraph 24.

31. Univar Employees may inspect all data included in the register to the extent that it concerns them.

32. The chairman of the Executive Board may inspect the register at any time.

33. The Compliance Officer may remove data from the register after seven years.

VII. Closed Periods

34. The Executive Board of the Company shall in due time before the beginning of each financial year announce which periods in the relevant financial year will be considered to be Closed Periods. Amendments or supplements shall be announced in a similar manner in the course of the calendar year.

VIII. Sanctions

35. In case of violation of one or more provisions of these rules, the Company or, as the case may be, the employer reserves the right to impose any sanctions which he is entitled to impose pursuant to the law and/or the (employment) agreement with the party concerned. Such sanctions include termination of the employment of the party involved, whether or not by way of summary dismissal.

IX Definitions

Definitions

36. These capitalised terms have the meaning defined below:

Act	:	the Act on the supervision of securities trade 1995 (*Wet toezicht effectenverkeer 1995*).
Compliance Officer	:	the officer referred to in Chapter V.
Closed Period	:	(i) the period of 6 weeks before publication of the annual and semi-annual financial results of the Company; (ii) the period of 4 weeks before the scheduled publication of a quarterly

trading update;
(iii) such other period as determined by the Executive Board.
The Executive Board may extend or limit the aforementioned periods

Company	:	the limited liability company Univar N.V., with corporate seat in Rotterdam.
Designated Persons	:	the persons referred to in paragraph 7.
Execution of a Transaction	:	directly or indirectly and for one's own account or for the account of others, buy or sell securities or effect any other legal act aimed at acquiring or disposing securities. "Executed a Transaction", "Execute Transactions", "Executing a Transaction", Executes a Transaction", Executing Transactions" and "Executing another Transaction" shall be construed accordingly.
Executive Board	:	the executive board of the Company.
Group company	:	a more that 50% owned affiliates or companies who are affiliated in such a manner as to form one economic and organizational unit with the Company, provided that if a legal entity or company has a participation in another legal entity or company, that legal entity or company shall also be regarded as a group company; if the most recently determined sales of a legal entity or company amounts to less than 10% of the consolidated turnover of the Company, that legal entity or company shall not be designated as a Group Company.

Inside Information	:	knowledge of details regarding the Company or the trade in Univar Securities and which have not been made public and whose publication can reasonably be expected to be of potential influence on the price of the relevant securities, irrespective of the direction in which that price would move.
Open Period	:	any period other than a Closed Period.
Other Designated Persons	:	Univar Employees who pursuant to the provisions of paragraph 13 are designated by the Compliance Officer as Other Designated Person.
Other Securities	:	securities to the extent that these are designated by the Compliance Officer in accordance with the provisions of paragraph 11.
Univar Employee	:	any person employed by, or in any other type of relationship of authority to the Company, irrespective of the duration of the employment, as well as the members of the Supervisory Board and the Executive Board of the Company and its Group companies, in any case including every Designated Person and Other Designated Person.
Univar Securities	:	a. shares in the capital of the Company; b. Other Securities issued by the Company which are listed on a stock exchange recognised under section 22 of the Act or a stock exchange established outside the Netherlands and officially recognised; or any other securities which are likely to be listed

shortly on such a stock exchange in the near future; and

c. securities whose value is partly determined by the value of (depositary receipts for) shares in the capital of the Company or the securities referred to in sub b.

X. Independent trustee

37. The prohibitions and obligations to notify in these rules are not applicable if and to the extent a Transaction in Univar Securities is concluded for account of a person subject to these Rules by an independent trustee, who has obtained full mandate from the relevant person in a written agreement and who is concluding the relevant Transaction without instruction of or consultation with his principal.

XI. Other provisions

Applicability

38. These rules shall apply to all Univar Employees, Designated Persons and Other Designated Persons, unless these rules provide otherwise. These Rules shall not apply to Executive and supervisory Board members who shall instead be subject to the Univar Rules Regarding Investments and Inside Information for the Supervisory and Executive Boards.

Other capacity

39. The provisions of these rules shall apply to Univar Employees, Designated Persons and Other Designated Persons irrespective of the capacity in which they Execute a Transaction and shall therefore also apply if the person concerned Executes a Transaction for the account of another person or as representative of another person.

Amendments

40. The provisions of these rules can be amended and supplemented by a resolution of the Executive Board of the Company. Amendments and supplements shall enter into force upon their announcement, unless the announcement specifies a later date.

Filing with AFM

41. A copy of these rules shall be sent to the AFM.

Executive Board authority

42. The Executive Board shall have the power to take decisions in those cases which are not covered by these rules.

Governing Law

43. These rules are governed by Dutch law.

Effective date

44. These rules are effective March 16, 2005 and replace those of October 31, 2002.

82-34796


RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION
PROCESSING

Univar Rules Regarding Investments

and

Inside Information

for the

Supervisory and Executive Boards

UNIVAR RULES REGARDING INVESTMENTS AND INSIDE INFORMATION FOR MEMBERS OF THE EXECTUIVE BOARD AND THE SUPERVISORY BOARD

Following the acceptance of the Dutch corporate governance code on December 9th, 2003 ("the Code") the Supervisory Board has in consultation with the Executive Board determined the following rules of conduct regarding investments and Inside Information.

I - General rules

General

1. The purpose of these rules is to ensure that Members of the Executive Board and the Supervisory Board of Univar NV in pursuing Securities Transactions, will act in accordance with the law and regulations applicable to the Company, including the Code, and will minimize the risk that the reputation of the Company as a sound enterprise may be damaged as a result of undesirable transactions in Securities.

2. (Potential) possession of Univar Securities of a Member of the Executive Board or Supervisory Board is deemed to be a long-term investment.

3. Unless these rules provide otherwise a Member of the Executive Board or the Supervisory Board will be allowed to invest in Securities.

4. The remuneration of Members of the Supervisory Board in the form of shares and/or options is not permitted.

Prohibitions

5. Members of the Executive Board and the Supervisory Board are not allowed to conclude a Transaction in Univar Securities, in the event he or she possesses Inside Information. This prohibition does not apply to the cases mentioned in paragraph 11.

6. The Supervisory Board may in consultation with the Executive Board resolve that Members of the Executive Board and the Supervisory Board will not conclude Transactions in certain Other Securities as designated by the Supervisory Board, if it is

likely that Members of the Executive Board and/or Supervisory Board on account of their function in the Company are in a better position to assess the conduct of affairs at the issuing institution of the Other Securities than would be possible on the basis of public information, as is for example the case with regard to certain competitors of the Company.

7. A Member of the Executive Board or the Supervisory Board is not allowed to conclude Transactions in Other Securities designated for that purpose by the Supervisory Board in consultation with the Executive Board, regardless whether he or she possesses Inside Information.

8. A Member of the Executive Board or the Supervisory Board is not allowed to:
   a) conclude Transactions in Univar Securities outside Open Periods, regardless of whether he or she possesses Inside Information;
   b) to conclude Transactions in Univar Securities and conclude another transaction in Univar Securities within six months thereafter, if the last mentioned transaction is the opposite of the first mentioned Transaction or if thereby the risk of the first mentioned Transaction is being undone or limited by the latter. However, this prohibition does not apply in the event the first mentioned Transaction is the exercising of an option granted by the Company and the second Transaction is the sale of the Univar Securities obtained by exercising the option.

Prohibition to recommend Transactions

9. Members of the Executive Board and the Supervisory Board are not allowed to recommend third parties to conclude Transactions in Univar Securities if and when he or she possesses Inside Information.

Obligation of confidentiality

10. Members of the Executive Board and the Supervisory Board are not allowed to share Inside Information with third parties.

Exceptions

11. The prohibition of paragraph 5 is not applicable to:

a) the person concluding a Transaction in order to fulfill an obligation already existing at the time at which he or she became acquainted with the particulars about which he or she possesses Inside Information;
b) the acceptance of options or similar entitlements to Univar Securities as part of a personnel scheme, provided the intention of the granting of said rights has been notified to the AFM at least two months before the grant;
c) the exercising of options granted or the exercising of similar entitlements to Univar Securities as part of a personnel scheme on the expiration date of such entitlement or within a period of five working days preceding such date, or the sale of the Univar Securities acquired by exercising the entitlements within this period, provided the person concerned informed the Compliance Officer in writing at least two months before expiration to proceed with the sale, to which he or she as of then will be obliged;
d) to receive Univar Securities by way of a stock dividend whether by choice or not.

Prior Approval of Transactions by the Chairman of the Supervisory Board

12A. Executive Board members must obtain the prior approval of the Chairman of the Supervisory Board before Executing a Transaction in Univar Securities.

Advice Compliance Officer

12B. When a Member of the Executive Board or the Supervisory Board is in doubt whether a prohibition is applicable to him or her, it is recommended that he or she contact the Compliance Officer.

Prohibitions by mandatory law

13. The law also contains prohibitions—amongst others with regard to concluding Transactions in securities other than Univar Securities—when the person concerned possesses Inside Information as meant by the Wte (Act Supervision Securities Trading 1995). These prohibitions are applicable to all Company employees and not only to Members of the Executive Board and the Supervisory Board.

Duration

14. The provisions of this Chapter shall continue to apply for 6 months after a Member of the Executive Board or the Supervisory Board has ceased to be in this capacity.

II - Notification obligations

Forms

15. The notifications meant in this Chapter II will be made by using the forms that the Compliance Officer will make available. In case of notifications the questions posed in those forms shall be answered in full and truthfully.

Legal obligation of Members of the Executive Board and the Supervisory Board to notify the AFM and the Compliance Officer

16. In accordance with the provisions of article 2a subsection 1 of the Wmz (Act Notification of Control) Members of the Executive Board and the Supervisory Board are obliged to notify the Compliance Officer and the AFM, within two weeks of their nomination or appointment, of the number of Univar Securities they possess as well as the number of votes they have in the issued share capital of the Company.

17. In accordance with the provisions of article 2a subsections 4 and 5 of the Wmz, Members of the Executive Board and the Supervisory Board are obliged to notify the Compliance Officer and the AFM forthwith of any change in the number of Univar Securities they have at their disposal, as well of any change in the number of votes that they have in the issued share capital of the Company.

18. The obligation as meant in article 46b subsection 3 Wte (Act on Supervision Securities Trade), namely the notification to the AFM by a Member of the Executive Board or the Supervisory Board of Transactions in Univar Securities, concluded in or from the Netherlands, has been complied with if on the basis of paragraph 17 the AFM has been notified timely of a change in the number of Univar Securities which the Member of the Executive Board or the Supervisory Board has at his or her disposal.

19. The Member of the Executive Board or the Supervisory Board may request the Compliance Officer to comply on his or her behalf with the statutory obligation of notification to the AFM as meant in paragraphs 16 and 17. The Members of the

Executive Board and the Supervisory Board must inform the Compliance Officer thereof forthwith.

Legal obligation of other persons to notify the AFM

20. In accordance with the provisions of article 46b Wte in conjunction with article 3 (and further) of the Ministerial Decree not only Members of the Executive Board and the Supervisory Board but also other persons are obliged to notify the AFM within ten days after the end of a calendar month in which the Transaction that has to be notified, has been concluded. It concerns the following persons:

    a) the person who is directly or indirectly holding more than 25% of the capital of the Company, as well, in the event it concerns a legal person or partnership, the directors or Members of the supervisory board of that legal person or partnership;
    b) spouses and relatives in the first line and other persons, managing a common household with a Member of the Executive Board or the Supervisory Board;
    c) spouses as well as (blood) relatives in the first line of a person mentioned under 20a) above;
    d) (blood) relatives in the first line of the Members of the Executive Board and the Supervisory Board or of a person mentioned under 20a) above who do not have a common household with one of the mentioned persons, in the event these (blood) relatives have at their disposal or acquire by a Transaction at least 5% of the (certificates) of the shares in the capital in the Company.

    This obligation to notify is not applicable to Transactions stated in paragraph 11.

21. The Company will inform the persons meant in the previous paragraph under 20a), to the extent they are known to the Company, that the obligation to notify is applicable to them.

22. Members of the Executive Board and the Supervisory Board are obliged to inform their spouses and (blood) relatives of the first degree and other persons with whom they manage a common household of the obligations of paragraph 20.

23. The persons meant in paragraph 20 are obliged to notify the AFM themselves, unless they have requested the Compliance Officer in writing to make the notification on their behalf at the latest three calendar days after the calendar month in which the Transaction

was carried out, which request must be made by filling out and signing a form made available by the Compliance Officer.

Quarterly obligation of Members of the Executive Board and the Supervisory Board to notify in conformity with the Code

24. Each Member of the Executive Board and the Supervisory Board will within one month after each quarter notify the Compliance Officer of (possible) changes in his or her possession of Securities related to companies that are established in the Netherlands and quoted at the Euronext stock exchange. The provisions in the previous sentence is not applicable to transactions in Securities related to investment funds and is furthermore not applicable to transactions that have been carried out by an independent manager as meant in paragraph 34 of these rules for account of the respective Member of the Executive Board or the Supervisory Board.

III - Compliance Officer

25. The Executive Board appoints a Compliance Officer and can dismiss him or her at any time.

26. The Executive Board announces who will be the Compliance Officer and where the Compliance Officer can be reached.

27. The Compliance Officer has the duties and authorities attributed to him or her in these rules. The Executive Board can assign additional duties and authorities to the Compliance Officer.

28. The Compliance Officer reports annually to the Chairman of the Executive Board of the Company.

IV - Register

29. The Compliance Officer keeps a register in which the following data shall be entered:
    a) all names and addresses of the Members of the Executive Board and the Supervisory Board;
    b) all notifications required in paragraphs 16 and 17;
    c) all requests required in paragraph 19;

d) all requests required in paragraph 23;

e) copies of the authorizations required in paragraph 34.

30. As soon as a Member of the Executive Board or the Supervisory Board is no longer in that position, the Compliance Officer shall forthwith notify the AFM thereof.

31. The Chairman of the Executive Board and the Chairman of the Supervisory Board of the Company are at any time entitled to inspect the register.

32. The Compliance Officer is entitled to delete from the register data that are more than seven years old.

V - Independent trustee

33. The prohibitions in these rules are not applicable if and to the extent a Transaction in Univar Securities is concluded for account of a Member of the Executive Board or the Supervisory Board by an independent trustee, who has obtained full mandate by the relevant Member of the Executive Board or the Supervisory Board in a written agreement and who is concluding the relevant Transaction without instruction of or consultation with his principal.

34. The Member of the Executive Board or the Supervisory Board continues to be obliged, in the event a Transaction will be concluded by an independent trustee in accordance with the previous paragraph, to make the notifications to which he or she is obliged in accordance with paragraphs 16 and 17. The Member of the Executive Board or the Supervisory Board may authorize the independent trustee to make the notifications meant in paragraphs 16 and 17 on his or her behalf. The Member of the Executive Board or the Supervisory Board must provide a copy of the authorization to the Compliance Officer.

VI - Definitions

35. In these rules a number of terms are used with a certain meaning. These terms, of which the first letter is written with a capital and the meanings attached to them for the application of these rules are the following:

AFM:	Autoriteit Financiele Markten (the Authority Financial Markets).
Compliance Officer:	the officer meant in Chapter III.
Code:	the Dutch Corporate Governance Code.
Company:	the limited liability company Univar NV, with registered office at Rotterdam.
Inside Information:	knowledge of a particular fact with regard to the Company or the trade in Univar Securities, which is not publicly known and publication of which would be of influence as might reasonably be expected for the quotation of the meant securities, regardless of the direction of that quotation.
Members of the Executive Board:	the Members of the Executive Board of Univar.
Members of the Supervisory Board:	the Members of the Supervisory Board of Univar.
Ministerial Decree:	notification and regulation securities transactions 1999 (Government Gazette 1999,122).
Open Period:	any period other than: (i) the period of 6 weeks before publication of the annual and semi-annual financial results of the Company; (ii) the period of 4 weeks before the scheduled publication of a quarterly trading update; The Executive Board, with the prior approval of the Supervisory Board, may extend or limit the aforementioned periods.
Other Securities:	other securities meant in article 46 section 1 sub (a) and (b) Wte (with the exception of Univar Securities) to the extent these have been designated by the Supervisory Board in accordance with the provisions of paragraph 6.
Securities	means Univar Securities and Other Securities.
(concluding of) Transaction:	direct or indirect sale or purchase of or the concluding of a legal act conducive to the acquisition or transfer of securities.
Univar Securities:	publicly traded shares and related Securities of Univar as well as options on these Securities.

Wmz:	Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996 (Act notification of control in companies quoted at the stock exchange 1996).
Wte:	Wet Toezicht effectenverkeer 1995 (Act on supervision securities trade 1995).

VI - Publication Open Periods

36. The Executive Board of the Company, with the prior approval of the Supervisory Board, will announce timely before the start of each financial year which periods will be the Open Periods. Changes or additions will be announced in the same way during the course of the year.

VII - Sanctions

37. The Company reserves the right to make use of any and all sanctions the Company may make use of on the basis of the law or the (labor) agreement with the relevant person in the event of infringement of one or more of the provisions of these rules, including termination of the (labor) agreement with the relevant person, summary dismissal included.

IX - Other provisions

Effective date

38. These rules were adopted and became effective on March 16, 2005.

39. These rules replace the Univar N.V. Rules Concerning Inside Information dated 31 October 2002 insofar as those rules applied to Members of the Executive Board and the Supervisory Board.

Other capacities

40. The provisions of these rules are applicable to Members of the Executive Board and the Supervisory Board irrespective of the capacity in which they conclude Transactions and are therefore also applicable if the relevant person concludes a Transaction for account of a third party or as a representative of a third party.

Amendments

41. Provisions of these rules can be amended and complemented by a resolution of the Supervisory Board of the Company. Amendments and additions become effective as from the time they are published, unless a publication at a later date has been indicated.

AFM filing

42. A copy of these rules will be provided to the AFM.

Authority of Chairman of Supervisory Board

43. The Chairman of the Supervisory Board is entitled to take a decision in consultation with the Chairman of the Executive Board, in cases not covered by these rules.

Governing law

44. These rules are subject to Dutch law.


SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2006
WASH. D.C. 190
SECTION

Whistle Blower Rules

Univar N.V.

UNIVAR N.V. WHISTLE BLOWER RULES

(Effective March 16, 2005)

Rules for reporting and handling suspected irregularities for employees of Univar N.V. and its group companies ("Whistleblower Rules") adopted by the Univar N.V Executive Board with the approval of the Supervisory Board.

Article 1
Definitions

In these Rules the following terms shall mean:

- *Code of Conduct Administrator:* the person designated in the Univar Code of Conduct
- *chairman of the Executive Board:* the chairman of the Executive Board of the company;
- *chairman of the Supervisory Board:* the chairman of the Supervisory Board of the company;
- *company:* Univar N.V.;
- *employee:* a person working for the company and its group companies;
- *manager:* the person directly managing or supervising the employee;
- *suspected irregularity:* a suspicion based on irregularities of general, operational or financial nature in connection with:
    - a) a criminal offence;
    - b) a violation of laws and regulations;
    - c) an intentional providing of incorrect information to public bodies;
    - d) a violation of rules of conduct applicable within the company:
    - e) an intentional suppression, destruction or manipulation of information regarding those facts.

Article 2
Reporting to the Chairman of the Executive Board

1. Unless an exception applies as referred to in article 3 paragraph 2, employees shall report suspected irregularities to their manager or, if they consider reporting to the manager inappropriate, to another manager in the department or, if they consider reporting to another manager in the department inappropriate, to the Code of Conduct Administrator. They may also report to the Code of Conduct Administrator in addition to a department manager.

2. The person to whom the report is made shall make a written record of the report and of the date of its receipt and shall have the employee concerned sign the record for approval. The

employee shall receive a copy of the record. The person to whom the report is made shall ensure that the chairman of the Executive Board is informed immediately of a suspected irregularity and of the date on which it was reported, and he or she shall ensure that the chairman of the Executive Board receives a copy of the record.

3. The chairman of the Executive Board shall send a confirmation of receipt to the employee who reported the suspected irregularity. The confirmation shall refer to the original report. This shall also apply where the employee has reported his or her suspicions to the Code of Conduct Administrator rather than to a manager.

4. Promptly after receipt of a report, the Executive Board shall start an investigation into the suspected irregularity.

5. The employee who has reported the suspected irregularity and the person to whom he or she has reported it shall keep the report confidential. No information shall be provided to third parties in or outside the company and its group companies without the consent of the chairman of the Executive Board.

6. Within four weeks from his or her internal report, the employee shall be informed in writing, by or on behalf of the chairman of the Executive Board, of the Executive Board's position with regard to the suspected irregularity and the action taken as a consequence of the employee's report.

7. If no position can be given within four weeks, the employee shall be notified thereof by or on behalf of the chairman of the Executive Board and be given an indication as to when he or she will be informed of the Executive Board's position.

Article 3
Reporting to the Chairman of the Supervisory Board

1. The employee may report the suspected irregularity to the chairman of the Supervisory Board if:
    a) he or she disagrees with the position referred to in article 2;
    b) he or she has not been given a position within the requisite period, as referred to in article 2;
    c) the period as referred to in article 2 is, given all circumstances, unreasonably long and the employee has objected to this to the chairman of the Executive Board, but the latter has not indicated a shorter, reasonable period;
    d) the suspected irregularity concerns a member of the executive board of the company, or

e) an exception as referred to in the next paragraph applies.

2. An exception as referred to in the previous paragraph applies if there is:
   a) a situation in which the employee has reasonable grounds to fear that a report would lead to retaliation against him or her;
   b) a previous, duly submitted, report about essentially the same irregularity, which has not removed the irregularity.

3. The chairman of the Supervisory Board shall make a written record of the report and of the date of its receipt and shall have the employee concerned sign the record for approval. The employee shall receive a copy of the record.

4. The chairman of the Supervisory Board shall send a confirmation of receipt to the employee who reported the suspected irregularity. If the employee has previously reported the suspected irregularity, the confirmation shall refer to the original report.

5. Promptly after the employee's report, the Supervisory Board shall start an investigation into the suspected irregularity.

6. The employee who has reported the suspected irregularity and the person to whom he or she has reported it shall keep the report confidential. No information shall be provided to third parties in or outside the company and its group companies without the consent of the chairman of the Supervisory Board.

7. Within four weeks from his or her report, the employee shall be informed in writing, by or on behalf of the chairman of the Supervisory Board, of the Supervisory Board's position with regard to the suspected irregularity and the action taken as a consequence of the employee's report.

8. If no position can be given within four weeks, the employee shall be notified thereof by or on behalf of the chairman of the Supervisory Board and be given an indication as to when he or she will be informed of the Supervisory Board's position.

Article 4
Legal protection

The position of employees who have reported a suspected irregularity in accordance with these rules shall not be affected in any way as a result of the report.

Article 5
Other

1. These Rules supplement the Univar Code of Conduct.

2. These Rules are effective March 16, 2005.




UNIVAR

2004: Strong Revenue Growth Drives Significantly Improved Profitability

Univar N.V. Annual General Meeting

May 3, 2005 – Amsterdam, The Netherlands







May 3, 2005


UNIVAR

2004 was an excellent year for Univar. We can and will achieve even higher levels of performance in the future. But 2004 was, indeed, very satisfactory.

Our success was driven by 3 factors:

- first and foremost, the significant improvements in marketing execution and operating efficiency that we have achieved in the business over the past several years
- an improved economic environment, particularly in the US—our largest market—where we experienced significantly improved demand for chemical products
- a substantial turnaround in chemical pricing during the second half of the year


UNIVAR

For the first time since the split-off from Vopak, we benefited in 2004 from stronger demand for our products, particularly in the US.

- Overall FY 2004 sales for the company grew 12.0%
- This translated to growth in operating profit of 33.2%
- Which demonstrates the importance of growth in our business: for each 1% in additional sales we brought in above last year, we earned almost 3% more in operating profit.

82-34796


UNIVAR

Operating Leverage at Work


Business Unit Revenues
(in US$ millions)
3000
2500
2000
1500
1000
500
0
11.1%
14.0%
12.6%
USA
Europe
Canada
2004
2003


Business Unit Operating
Profit (in US$ millions)
80
70
60
50
40
30
20
10
0
39.4%
39.0%
23.7%
USA
Europe
Canada
2004
2003

In 2004, revenue gains at each Univar business unit resulted in greater operating profit gains due to operating leverage.

Operating Leverage at Work (cont'd)

Revenues - Consolidated Univar N.V. (in US$ millions)


12.0%
5400
4500
3600
2700
1800
900
0
Consolidated
2004
2003

Operating Profit - Consolidated Univar N.V. (in US$ millions)


33.2%
160
140
120
100
80
60
40
20
0
Consolidated
2004
2003

On a consolidated basis, the 12.0% increase in Univar N.V. revenues led to 33.2% growth in operating profit.


UNIVAR

As a result of 2004's excellent performance:

- Net income available to common shareholders reached $65.2 million, or an increase of 54.5% over last year
- Earnings per common share were $2.25, an increase of 55.2% over last year
- Your management and Supervisory Board are recommending shareholder approval of a dividend in the amount of €0.41 per share, compared to €0.29 in 2003.


UNIVAR

Univar shareholders were rewarded with substantial appreciation in shareholder value again in 2004.


Relative Performance: Univar N.V.
Weekly Closing Price
Versus AMX Amsterdam MidCap Index
AMX
Univar
EUR
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05

- *Univar's 2004 share price performance, as in 2003, bettered that of its broad Dutch mid-cap peer group.*



UNIVAR

Univar has been able to improve its business in part due to growing economies and chemical pricing increases—but also, most importantly, because of our own efforts to position the company to take advantage of these opportunities in the external environment:

- by employing marketing strategies to provide differentiated offerings to targeted industries, such as food, pharmaceuticals, personal care and energy
- by continuing to enhance productivity in our networks, thereby driving costs out of the business to achieve a lower ratio of expenses to sales


UNIVAR

A brief look, by way of example, at Univar's marketing and operating improvement strategies…

1) Market specialization

2) Productivity enhancement


UNIVAR

Our market specialization strategy in action

We have brought special focus to selected industries because they fulfill the needs of their population centers—and thus are less likely to relocate away from our existing distribution network.

- ex: Pharmaceuticals in the US
  - Over half of this industry's business occurs in the US alone
  - It also is subject to a multitude of regulations which US producers and distributors are well positioned to address
  - It is, therefore, a logical target of our focus strategy
  - We believe its growth is sustainable


UNIVAR

Our market specialization strategy in action (cont'd)

- With many drugs coming off patent in the next 3-5 years, there is excellent potential for Univar in the large (and growing) generic drug business.
  - We have been preparing for this opportunity by teaming with generic drug manufacturers during this period prior to patent expirations
  - This should increase the likelihood of Univar's selection as the ingredients distributor of choice

➢The result: in 2004, this business grew at a faster rate than the growth rate of Univar USA as a whole



UNIVAR

A snapshot of Univar's productivity enhancement activities

As part of our low-cost distribution strategy, we are continually looking to improve the productivity of our assets—both people and physical assets. The cornerstones of this strategy are:

- Improved service
- Continuous improvement of internal processes
- Cost containment
- Ongoing optimization of our network


UNIVAR

A snapshot of Univar's productivity enhancement activities (cont'd)

- In 2004, we again improved our productivity in sustainable ways:
  - On a consolidated basis, operating expenses as a percent of sales decreased dramatically in 2004, to 13.4% from 13.9% in 2003.

In other words, 2004's 12.0% increase in sales companywide came with an increase in operating expenses of only 7.6%.


UNIVAR

A snapshot of Univar's productivity enhancement activities (cont'd)

- Ongoing **network efficiency** improvement played a large part in this result. We lowered costs through such activities as:
  - designing ways to handle products fewer times (reducing "touches")
  - consolidating the locations at which we repackage bulk liquids
  - buying in larger, more efficient quantities and then redistributing product throughout our network from hub locations

This is an ongoing process of continuously making small improvements that, collectively over time, make a big difference in our cost structure.



UNIVAR



Looking forward in 2005...


UNIVAR

Strong First-Quarter 2005 Earnings Recently Reported

- Univar's reported financial results released on April 28, 2005 included the following:
  - sales for Q1 2005 increased 16.6% over Q1 2004
  - operating profit increased 36.5%
  - net income grew 49.2%

- Profit growth was driven by:
  - a strong sales performance at Univar USA and Univar Canada
  - higher chemical pricing
  - effective expense control
  - beneficial currency exchange effects


UNIVAR

The outlook for chemical pricing is optimistic over the near-to-medium term.

- The likelihood is that increased costs for feedstocks—natural gas and petroleum—will continue to find their way into chemical pricing for at least the near term.

- Furthermore, chemical analysts are suggesting that chemical pricing also may be driven by longer-term scarcity.
  - Continuing reduction of chemical plants in Western markets
  - Increased global consumption, especially in China, is outpacing new capacity

- World demand may create a floor under chemical pricing for at least 2005, and perhaps beyond.



Prospects for 2005

- Higher chemical pricing and stable-to-growing demand are favorable to Univar.
- In this favorable environment, Univar will continue to:
  - aggressively seek greater market share
  - maintain the achievement of operating synergies and productivity improvements as a high priority









May 3, 2005


UNIVAR



Agenda Item 12

Corporate Governance


UNIVAR

Univar Corporate Governance

During 2004 Univar made a number of changes to implement the Corporate Governance Code and to promote shareholder rights:

- Shareholders must approve important changes to the company's character or identity
- Shareholders must approve Executive Board Remuneration Policy
- Articles amended to limit Supervisory Board terms to 12 years


UNIVAR

Univar Corporate Governance (cont'd)

- Articles amended to provide that Supervisory Board members may not be granted shares or rights by way of remuneration
- Financing Preference shares redeemed
- Revised corporate governance documents adopted:
  - SB by-laws
  - EB by-laws
  - Whistleblower rules
  - SB-EB Investment Rules


UNIVAR



Univar Corporate Governance (cont'd)

Univar has 2 deviations from the Corporate Governance Code:

- Executive Board terms
- Mr. Pruitt's legal entitlement to severance


UNIVAR



Agenda Item 13

Stock Option Plan


UNIVAR

Stock Option Plan 2005 -- *Summary*

- The Supervisory Board recommends the approval of the Univar N.V. Stock Option Plan 2005
- The key elements of the plan are:
  - The maximum number of options which can be granted – 300,000
  - Persons eligible are the company's top executives
  - The options do not vest until 3 years after the grant date
  - One of 2 alternative performance targets must be selected at the time of grant. The options cannot be exercised unless the share price is at least
    - 200% of the price on the date of grant. In this case the options expire 7 years after the grant date, or
    - 135% of the price on the date of grant. In this case the options expire 4 years after the grant date and the participant must invest the after-tax proceeds in company stock and hold the stock 7 years from the date of the grant


UNIVAR



Agenda Item 14

Remuneration Policy


UNIVAR

Remuneration Policy

Univar uses a comprehensive remuneration program to recruit, retain and motivate a high quality Executive Board. Key elements:

- Base Salary
- Variable Annual Cash Performance Bonus
- Long-Term Incentive Component–Stock Options
- Health insurance and pension


UNIVAR

Executive Board Remuneration

		2003	2004	2005
Pruitt	Base	$800,000	$800,000	$850,000
	Bonus %	65.0%	79.2%	--
	Options	70,000	70,000	70,000
Holsboer	Base	€75,000	€100,000	€100,000
	Bonus %	65.0%	79.2%	--
	Options	7,000	7,000	7,000


UNIVAR

Annual Performance Bonus

- Executive Board members are eligible for an annual performance bonus of up to 200% of their base salary based on Bonus Return on Equity (BROE):

$$BROE = \frac{BNI}{A \times SE}$$

- BNI = Net income, minus after-tax net extraordinary gains and net after-tax gains on fixed asset disposals
- A = Adjustment factor that equals 1, unless the EOY number of Univar shares outstanding is greater than BOY, in which case the Supervisory Board determines the adjustment factor
- SE = Greater of US$600 million or BOY Shareholders' Equity
- Performance hurdle rates were raised in 2004 from 2003, and have been raised again for 2005



UNIVAR

Company Performance Matrix

Bonus Return on Equity*	Incentive (2004) (Percent of Base Salary)
< 5.0%	0%
6.0%	50%
8.5%	75%
11.0%	100%
21.0%	200%

*2004 BOY Shareholders Equity (Dutch GAAP) is US$ 708.7 million

82-34796



UNIVAR

May 3, 2005




RECEIVED
NOV 2 2006
WASH. D.C.
190
SECTION

PRESS RELEASE

Univar Reports Results of AGM

Rotterdam, The Netherlands - May 3, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced the results of its Annual General Meeting of Shareholders held on May 3, 2005.

The General Meeting of Shareholders adopted the company's annual report and financial statements.

The following were approved during the meeting:

(1) the re-election of Mr. Y. Bobillier and the election of Mr. F. Waller to the Supervisory Board;
(2) the payment of a dividend in the amount of EUR 0.41;
(3) proposals to grant full discharge, in accordance with customary Dutch practice, to the Executive and Supervisory Boards from liability for their responsibilities in the financial year 2004;
(4) a stock option plan and the maximum number of stock options that can be awarded for the financial year 2005 to company employees and the Executive Board;
(5) the remuneration policy of the company;
(6) the existing authority of the Executive Board to repurchase up to 10% of the issued share capital of the company

The shareholders also received the reports of the Executive and Supervisory Boards and deliberated on the company's reservation of profits and dividend policy and the corporate governance of the company.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###




SEC Mail Processing
RECEIVED
NOV 20 2006
WASH, D.C.
190
SECTION

PRESS RELEASE

Univar Reports Third-Quarter 2005 Results: Sales Increase of 13.0%, EBIT Growth of 22.8% and EPS Improvement of 33.9%

Rotterdam, The Netherlands – November 4, 2005 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal third quarter ended September 30, 2005.

Highlights Q3 2005

- **Univar reported third-quarter 2005 EBIT of USD 43.1 million, an increase of 22.8% over the USD 35.1 million reported in third-quarter 2004. Results were driven by strong sales growth and continued expense control.**

- **Consolidated third-quarter net sales grew by 13.0% to USD 1,450.9 million compared with USD 1,283.7 million in 2004. The improvement was due primarily to significant revenue increases in North America principally the result of higher market pricing for chemical products. Volume growth resumed in Q3. Consolidated organic sales growth excluding currency effects was 11.4%.**

- **Effective ongoing expense controls, combined with the increase in revenue, resulted in a year-over-year decline in operating expenses as a percent of gross margin, to 80.4% in third-quarter 2005 from 82.7% in third-quarter 2004.**

- **The company reported a 35.8% gain in net income available to common shareholders in third-quarter 2005 to USD 24.3 million, or USD 0.83 per common share, compared with USD 17.9 million, or USD 0.62 per common share, a year ago.**

Consolidated Key Results Third Quarter 2005

(unaudited; in USD millions except ratios and per share results)	**Q3 2005**	Q3 2004	% Change (actual)	% Change (currency-neutral)
Net sales	**1,450.9**	1,283.7	13.0	11.4
Gross margin *	**220.3**	203.1	8.5	6.9
Operating expenses **	**177.2**	168.0	5.5	3.9
Operating expenses : Gross margin	**80.4%**	82.7%	-	-
Group operating income before depreciation and amortization (EBITDA)	**53.5**	45.1	18.6	16.8
Group operating income (EBIT)	**43.1**	35.1	22.8	20.6
EBIT margin (EBIT:Net sales)	**3.0%**	2.7%	-	-
Net income available to common shareholders	**24.3**	17.9	35.8	35.4
Earnings per common share	**0.83**	0.62	33.9	35.4

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

Market Environment
Continued strong chemical pricing and improved demand resulting in modest pound volume increases drove higher revenues in the third quarter. Gross margin improvement was strong in the US and Canada. Gross margins increased on a dollar basis as a result of higher sales levels that offset a decline in gross margin percentage. Univar Europe reported increases in sales and gross margin which were offset by startup expenses associated with new businesses, causing a decline in Univar Europe's EBIT for the third quarter.

Chemical prices overall in North America have maintained their elevated levels as a consequence of increased feedstock prices particularly related to natural gas and oil, and a shortfall in productive capacity exacerbated by Hurricanes Katrina and Rita. In Europe, prices have again trended upward, also in connection with higher oil pricing, after some deflation earlier in the year.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Three months ended September 30,		
	2005	2004	% Change
Net sales	**1,450.9**	1,283.7	13.0
Cost of sales	**1,230.6**	1,080.6	13.9
Gross margin	**220.3**	203.1	8.5
Personnel costs	**107.6**	99.4	8.2
Depreciation	**10.4**	10.0	4.0
Other operating expenses	**59.2**	58.6	1.0
Total operating expenses	**177.2**	168.0	5.5
Group operating income (EBIT)	**43.1**	35.1	22.8
Non-operating expense	**0.4**	-	100.0
Interest expense	**7.3**	7.1	2.8
Income before taxes	**35.4**	28.0	26.4
Income tax expense	**11.1**	9.5	16.8
Net income	**24.3**	18.5	31.4
Dividend on cumulative financing preference shares	-	0.6	(100.0)
Net income available to common shareholders	**24.3**	17.9	35.8
Basic earnings per common share	**0.83**	0.62	33.9
Fully diluted earnings per common share	**0.82**	0.62	32.3
Weighted-average shares outstanding	**29,288,071**	29,003,571	

ANNEX 2: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share and shares outstanding)	Nine months ended September 30,		
	2005	2004	% Change
Net sales	**4,582.2**	3,973.2	15.3
Cost of sales	**3,900.6**	3,351.0	16.4
Gross margin	**681.6**	622.2	9.5
Personnel costs	**320.8**	292.4	9.7
Depreciation	**31.2**	29.9	4.3
Other operating expenses	**177.6**	179.8	(1.2)
Total operating expenses	**529.6**	502.1	5.5
Group operating income (EBIT)	**152.0**	120.1	26.6
Non-operating income	**0.7**	-	100.0
Interest expense	**20.4**	19.4	5.2
Income before taxes	**132.3**	100.7	31.4
Income tax expense	**44.8**	35.3	26.9
Net income	**87.5**	65.4	33.8
Dividend on cumulative financing preference shares	-	1.8	(100.0)
Net income available to common shareholders	**87.5**	63.6	37.6
Basic earnings per common share	**2.99**	2.19	36.5
Fully diluted earnings per common share	**2.96**	2.19	35.2
Weighted-average shares outstanding	**29,281,738**	28,999,923	


UNIVAR


RECEIVED
NOV 2 2006
PROCESSING SECTION
WASH. D.C.
190

PRESS RELEASE

Univar Reports Immaterial Impacts From Hurricanes

Rotterdam, The Netherlands – October 5, 2005 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that it has suffered no material damage or business losses from the two hurricanes that struck the US Gulf Coast on August 29, 2005 and September 24, 2005. The company reported that five distribution centers were closed in connection with Hurricane Katrina, none due to damage, and four were re-opened within less than one week. None were larger "hub" locations. One distribution center remains closed presently due to local customer closures.

A hub facility in Houston was closed briefly as a precaution in connection with Hurricane Rita. It sustained insignificant damage and re-opened immediately after the storm. The financial impact on the company from both hurricanes is expected to be immaterial to overall operating results, and generally will result from the temporary shutdown of customer businesses and potentially from closed energy refineries, chemical plants and pipelines.

Gary Pruitt, Chairman and CEO, stated, "The hurricanes precipitated profound human tragedies, and our foremost thoughts are with the victims. Concerning Univar's business, in the aftermath of the storms, we have been able to fully service our customers from Univar facilities outside of the affected zones. Our ability to respond to customer needs and to adapt our distribution network during the events of last month clearly affirms the strength of our network." Mr. Pruitt added, "These events and their impact on energy costs and chemical supply lead us to expect a continued strong chemical pricing environment in the near future."

Management believes the hurricanes and their effects warrant no change to its most recent financial guidance for fiscal year 2005.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Web site : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###



PRESS RELEASE

Univar Supervisory Board Member Resigns

Rotterdam, The Netherlands – September 26, 2005 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announces that Mr. Martijn van der Vorm has decided to step down from its Supervisory Board for personal reasons. The Supervisory Board respects but regrets Mr. van der Vorm's decision and is most grateful for the valuable contribution he has made to the success of the company.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Web site : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###



PRESS ANNOUNCEMENT

Univar To Issue Third Quarter 2005 Trading Update On November 4

Rotterdam, The Netherlands – October 4, 2005 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, will issue a trading update for its third quarter of fiscal 2005 on November 4, 2005, before market opening.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Web site : www.univarcorp.com

###




SEC MAIL
RECEIVED
PROCESSING
NOV 2 0 2006
WASH, D.C.
190
SECTION

PRESS RELEASE

Univar Reports First Half 2005 Results: Sales USD 3,131.3 Million, Net Income Available to Common Shareholders USD 63.2 Million

Rotterdam, The Netherlands – August 25, 2005 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2005.

Highlights H1 2005

- **First-half 2005 consolidated net sales increased 16.4% from the year-ago six-month period, to USD 3,131.3 million from USD 2,689.5 million in the first half of 2004. First-half organic sales growth excluding currency effects was 13.7%.**

- **Gross margin dollars increased to USD 461.3 million from USD 419.1 million in H1 2004, due to the strong year-over-year growth in sales.**

- **Ongoing expense controls, part of the company's continuous improvement strategy, limited growth in total operating expenses to 5.5% (3.0% excluding currency effects). Operating expenses declined by 3.3% as a percent of gross margin. Excluding the H1 2004 one-time favorable pension adjustment of USD 4.4 million, operating expenses increased by only 4.1% (1.7% excluding currency effects).**

- **EBIT (Earnings Before Interest and Taxes) rose 28.1% to USD 108.9 million from USD 85.0 million in the comparable year-ago period, driven primarily by sales growth and effective cost containment.**

- **Net income available to common shareholders grew to USD 63.2 million from USD 45.7 million in the year-ago period.**

- **Earnings per share increased by 36.7% to USD 2.16 from USD 1.58 in H1 2004.**

Outlook 2005

Assuming the business environment remains favorable, Univar expects to continue its strong performance during the second half of fiscal year 2005. Due to normal seasonal business patterns, second-half sales and EBIT from normal operations are typically lower than in the first half-year. Management anticipates that this cyclical pattern will prevail in 2005.

Consolidated Key Results – First Half

(unaudited; in USD millions except ratios and per share results)	1H 2005	1H 2004	% Change (actual)	% Change (currency-neutral)
Net sales	3,131.3	2,689.5	16.4	13.4
Gross margin *	461.3	419.1	10.1	7.2
Operating expenses **	352.4	334.1	5.5	3.0
Operating expenses : Gross margin	76.4%	79.7%	-	-
Group operating income before depreciation and amortization (EBITDA)	129.7	104.9	23.6	19.7
Group operating income (EBIT)	108.9	85.0	28.1	23.1
EBIT margin (EBIT: Net sales)	3.5%	3.2%	-	-
Net income available to common shareholders	63.2	45.7	38.3	32.6
Earnings per common share	2.16	1.58	36.7	32.6

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

International Financial Reporting Standards (IFRS)

As of January 1, 2005, Univar adopted International Financial Reporting Standards (IFRS) in accordance with European Union regulations. For further information regarding Univar's adoption of IFRS, refer to Univar's press release of April 6, 2005.

First-half 2005 Results

For the first six months of 2005, Univar reported sales of USD 3,131.3 million compared with USD 2,689.5 million in the first half of 2004, an increase of 16.4%. Revenue improvement reflected solid growth in all three of the company's major business units, particularly Univar USA, and was driven mainly by higher market pricing for chemical products. With generally flat customer demand throughout the first half, the company realized an increase in overall pound volume of less than 1%. This represents a relatively strong performance given the low growth rates in industrial activity for many of the markets in which the company operates. The portfolio of products sold by Univar increased in price during the first half-year by an average of 13%. First-half organic sales growth excluding currency effects was 13.7%.

Gross margin improved to USD 461.3 million compared with USD 419.1 million, with the improvement over first-half 2004 due primarily to improved sales dollars. Gross margin as a percent of sales decreased to 14.7% from 15.6% in the year-ago period, as competitive pressures generally prevented distributors from passing on to customers chemical price increases in their entirety.

Univar's continuing cost containment initiatives resulted in holding the line in growth of operating expenses to a modest 5.5% (1.7% excluding currency effects and the one-time favorable pension adjustment), to USD 352.4 million in H1 2005 compared with USD 334.1 million in H1 2004. Univar's operating expenses as a percent of gross margin declined by 3.3%.

First-half EBIT was USD 108.9 million compared with USD 85.0 million a year ago, an increase of 28.1%. Univar USA experienced by far the most EBIT improvement year-over-year among the three business units, both in terms of growth rate and dollars.

Interest expense increased by USD 0.8 million, or 6.5%, to USD 13.1 million compared with USD 12.3 million a year ago, primarily due to higher net debt levels used to fund increases in working capital, dividend payments and the redemption of Financing Preference shares.

The effective tax rate declined to 34.8% from 35.5% in the year-ago period due primarily to the increased benefit of loss carry-forwards and the dilution of the impact of non tax-deductible expenses because of the significantly higher level of pre-tax income.

Net income available to common shareholders increased 38.3% to USD 63.2 million compared with USD 45.7 million in the year-ago period. Earnings per share was USD 2.16 compared with USD 1.58 in the first six months of 2004.

Second quarter 2005 Results

Consolidated second-quarter net sales grew by USD 235.4 million, or 16.3%, to USD 1,678.3 million compared with USD 1,442.9 million in Q2 2004. The improvement was due to a significant revenue increase at Univar USA, as well as increases at Univar Canada and Univar Europe, primarily the result of higher market pricing for chemical products. On an organic basis excluding currency effects, consolidated net sales increased 12.9%.

Gross margin improved to USD 239.3 million compared with USD 216.8 million in Q2 2004. Gross margin as a percent of sales decreased to 14.3% from 15.0% (14.6% excluding a USD 7.1 million gain on disposal of a non-core European property in H1 2004) in the year-ago period.

Operating expenses as a percent of gross margin declined year-over-year, to 73.7% in the second quarter of 2005 from 76.3% in the second quarter of 2004. Total operating expense growth was limited to an increase of USD 10.9 million, or 6.6%, to USD 176.4 million compared with USD 165.5 million in the comparable year-ago period.

Univar reported second-quarter 2005 EBIT of USD 62.9 million, an increase of 22.6% over USD 51.3 million in second-quarter 2004. Continuing the trend of first-quarter 2005, results were driven by strong sales growth and improved expense control. The 22.6% increase in Q2 2005 is less than the 36.5% increase reported for Q1 2005 over Q1 2004, primarily due to the gain on a European property divestment of USD 7.1 million in Q2 2004.

The effective tax rate in Q2 2005 was 35.3%, compared with 36.2% in Q2 2004.

The company reported a 31.4% increase in net income available to common shareholders in second-quarter 2005 to USD 36.8 million, or USD 1.26 per common share, compared with USD 28.0 million, or USD 0.97 per common share, a year ago.

Financial Position

At June 30, 2005, total assets had increased by USD 171.8 million from December 31, 2004, to USD 2,682.6 million. Cash and cash equivalents decreased to USD 38.0 million from USD 61.6 million at the end of 2004. Days' sales in working capital at June 30, 2005 of 40.8 compared with 39.4 at June 30, 2004. Trade working capital levels increased by USD 98.1 million from December 31, 2004 to fund higher sales levels and normal seasonal increases. Short-term and long-term debt levels increased to USD 541.8 million compared with 482.7 million at December 31, 2004. Redemption of the company's cumulative financing preference shares in February 2005 resulted in an increase in the company's debt of approximately USD 38 million. During the first half of 2005, net debt levels increased to USD 503.8 million from USD 421.1 million. Group equity decreased to USD 716.4 million from USD 742.6 million at December 31, 2004, due primarily to the adoption of IAS 32 requiring the classification of the company's cumulative financing preference shares as long-term debt instead of equity, dividend payments and the effects of currency translation differences, partially offset by the net income for the period.

CEO's Statement
Commenting on developments in the first half of 2005, Gary E. Pruitt, Univar CEO, said, "Continuing our momentum from 2004, Univar delivered strong sales and earnings growth in the first half of 2005. We were able to leverage our volume gains of the prior year-and-a-half to full advantage in the current positive pricing cycle." Mr. Pruitt continued, "Management believes the strong performance will follow through into the second half of the year, based on a continuation of the current pricing environment for chemical products and a modest improvement in customer demand, which was interrupted in the first half by economic softness in many of the markets served by the company. However, year-over-year growth comparisons for the second half of 2005, compared with the second half of 2004, will be more challenging due to the fact that the impact of higher chemical pricing began in late 2004."

First-Half Results by Segment

Univar USA

(unaudited; in USD millions except ratios)	**1H 2005**	1H 2004	% Change
Net sales	1,467.0	1,236.8	18.6
Gross margin*	220.0	195.4	12.6
Operating expenses**	168.3	163.1	3.2
Operating expenses : Gross margin	76.5%	83.5%	-
Operating income before depreciation and amortization (EBITDA)	61.6	41.7	47.7
Operating income (EBIT)	51.7	32.3	60.1
EBIT margin (EBIT: Net sales)	3.5%	2.6%	-

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

Strong revenue growth propelled significantly improved operating results at Univar USA, continuing trends from the first quarter and from 2004. Modest volume improvement occurred in a highly competitive selling environment, with strong chemical price increases accounting for most of the revenue improvement.

Univar USA's first-half sales for 2005 were USD 1,467.0 million compared with USD 1,236.8 million the previous year, an 18.6% increase. Revenue generation was driven primarily by an increase of approximately 18% in average selling prices for Univar USA's product portfolio, as contrasted with H1 2004, which was characterized by price deflation and strong volume growth. Pounds sold in H1 2005 increased by less than 1%, as customer demand moderated due to a slight falloff in industrial activity.

Gross margin improved to USD 220.0 million from USD 195.4 million in the same six-month period of 2004, due to the increase in sales. Gross margin percentage declined to 15.0% from 15.8% a year ago.

Operating expenses were effectively managed, attributable primarily to ongoing optimization and productivity improvement processes, and declined as a percent of gross margin to 76.5% from 83.5% in the first six months of 2004. Total operating expense growth was held to USD 5.2 million, or 3.2%, to USD 168.3 million from USD 163.1 million in the first half of 2004.

First-half 2005 EBIT improved substantially to USD 51.7 million from USD 32.3 million the previous year, an increase of 60.1%. This was a direct result of sales growth and operating expense control.

Univar Europe

(unaudited; in USD millions except ratios)	**1H 2005**	1H 2004	% Change (actual)	% Change (currency-neutral)
Net sales	1,034.1	920.8	12.3	8.2
Gross margin*	160.3	155.7	3.0	(1.2)
Operating expenses**	136.0	128.8	5.6	1.7
Operating expenses : Gross margin	84.8%	82.7%	-	-
Operating income before depreciation and amortization (EBITDA)	32.4	35.3	(8.2)	(12.6)
Operating income (EBIT)	24.3	26.9	(9.7)	(15.3)
EBIT margin (EBIT: Net sales)	2.3%	2.9%	-	-

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

Univar Europe experienced good revenue growth, due to higher chemical prices, despite sluggish manufacturing sectors in most Western European countries in the first six months of 2005. The decline in operating income (EBIT) is due to a $7.1 million gain on the disposal of a non-core property which occurred in H1 2004.

First-half sales in Europe increased to USD 1,034.1 million from USD 920.8 million, reflecting organic growth in all of the company's European businesses as well as a small gain from foreign currency movements. Overall pricing was above that of last year though many commodity prices fell in the second quarter in a period of soft demand. Prices of chemical products sold increased an average of approximately 11% while volume declined about 1.5%. Second-quarter business modestly exceeded that of the first quarter primarily due to improved results in the UK and France. Univar Europe's organic sales growth on a currency-neutral basis for the first six months of 2005 was 9.1%.

Gross margin improved to USD 160.3 million from USD 155.7 million, primarily as a result of currency movements, but declined 1.2% on a currency-neutral basis. Excluding the USD 7.1 million gain on the H1 2004 property transaction, gross margin improved by USD 11.7 million, or 7.9%, and 3.7% on a currency-neutral basis. Reported gross margin percentage declined to 15.5% from 16.9% a year ago due to the significant price inflation, exacerbated by soft demand and the competitive environment. Excluding the property sale, gross margin percentage in H1 2004 was 16.3%.

Operating expenses increased slightly in the first half of 2005 over the year-ago period, by 1.7% on a currency-neutral basis, and by 5.6% in US dollars. Excluding the company's investment in Dureal® start-up costs, first-half operating expenses decreased by 0.5% on a currency-neutral basis over the year-ago period. Dureal is the brand through which the company will distribute AdBlue™, or urea solution, across Europe. (Urea solution has been mandated for use in reducing emissions from heavy duty diesel engines manufactured in 2005 and beyond.)

Excluding the H1 2004 property sale and the H1 2005 Dureal costs, EBIT increased to USD 27.4 million from USD 19.8 million, or 38.4% (32.6% currency-neutral), reflecting solid organic sales growth and effective cost containment.

Univar Canada

(unaudited; in USD millions except ratios)

	1H 2005	1H 2004	% Change (actual)	% Change (currency -neutral)
Net sales	590.4	503.3	17.3	8.9
Gross margin*	77.3	65.4	18.2	9.7
Operating expenses**	40.3	34.5	16.8	8.2
Operating expenses : Gross margin	52.1%	52.8%	-	-
Operating income before depreciation and amortization (EBITDA)	39.5	32.9	20.1	11.8
Operating income (EBIT)	37.0	30.9	19.7	11.3
EBIT margin (EBIT: Net sales)	6.3%	6.1%	-	-

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

In Canada, best-ever levels of sales, gross margin, and EBIT were achieved in the first half of 2005 on both a reported and currency-neutral basis. Solid growth was achieved in both the industrial and agricultural sectors, with the resource-based West experiencing the strongest performance. The Energy sector yielded particularly strong growth. Results were influenced by a strong Canadian dollar (hurting the East's export customers), a fairly soft manufacturing economy, and to a lesser extent, by poor spring weather.

Univar Canada recorded first-half sales for 2005 of USD 590.4 million compared with USD 503.3 million in first-half 2004, a 17.3% increase. Pound volume increased about 1.5% while average selling prices increased approximately 7%. Prices for industrial chemicals overall entering the first half were high following increases in Q4 2004, and continued their upward movement throughout the first half. Moderate growth in the Agriculture sector was driven mainly by volume gains.

Gross margin improved to USD 77.3 million from USD 65.4 million in the same six-month period of 2004, due to the growth in net sales.

Operating expenses as a percent of gross margin declined to 52.1% in the first half of 2005 compared with 52.8% in the first half of 2004. Total expenses rose to USD 40.3 million from USD 34.5 million.

First-half 2005 EBIT improved by 19.7% to USD 37.0 million compared with USD 30.9 million the previous year, as a result of sales growth and well-controlled operating expenses.

Acquisition of Mapol

In June 2005, Univar acquired Mapol Sp.z o.o., a distribution company operating in Warsaw, Poland. Mapol has been active for more than ten years in Poland, serving the fruit & vegetables, brewing, food and detergent markets, and is an established leader in the distribution of enzymes. The acquisition of Mapol will provide a base for the expansion of Univar's food ingredient distribution business in the region under the Fiske brand, Univar Europe's dedicated pan-European food ingredients business. For calendar year 2004, Mapol recorded net sales of USD 2.8 million and EBIT of USD 0.4 million.

Univar already has an established distribution operation in industrial consumables, personal care products, chemicals and polymers through its Univar Poland Sp.z o.o. business, also

headquartered in Warsaw. These two businesses will provide Univar with a platform to begin realizing the growth potential of the Eastern European markets.

The effect of the Mapol acquisition on near-term financial results is expected to be insignificant.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, and as of June 30, 2005, McKesson has tendered to Univar, and Univar has a contingent liability for, approximately 60 lawsuits with 12,308 plaintiffs filed against McKesson in the State of Mississippi. In addition 168 cases have been filed in the past twelve months in states other than Mississippi by 168 plaintiffs claiming personal injury from exposure to asbestos. Since it is unclear which plaintiffs, if any, may have valid claims against McKesson and what Univar's financial responsibility net of insurance may be for such claims, no provision has been made for obligations, if any, resulting from the lawsuits.

Webcast and Conference Call

A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 09:30 a.m. CET August 25, 2005, may be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, +31 (0)20 796 5001, or in the UK, +44 (0) 207 154 2666. The analyst presentation is available at www.univarcorp.com within the Investor Center.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada and 14 European countries. In 2004, Univar generated net sales of USD 5.3 billion and group operating income (EBIT) of USD 162.3 million. Univar has approximately 6,700 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 425 638 4911
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

Website : www.univarcorp.com

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT – First Half

(unaudited; in USD millions, except earnings per share)	1H 2005	1H 2004	% Change
Net sales	**3,131.3**	2,689.5	16.4
Cost of sales	**2,670.0**	2,270.4	17.6
Gross margin	**461.3**	419.1	10.1
Personnel costs	**213.2**	193.0	10.5
Depreciation	**20.8**	19.9	4.5
Other operating expenses	**118.4**	121.2	(2.3)
Total operating expenses	**352.4**	334.1	5.5
Group operating income (EBIT)	**108.9**	85.0	28.1
Non-operating income	**1.1**	-	100.0
Interest expense	**13.1**	12.3	6.5
Income before taxes	**96.9**	72.7	33.3
Income tax expense	**33.7**	25.8	30.6
Net income	**63.2**	46.9	34.8
Dividend on cumulative financing preference shares	**-**	1.2	(100.0)
Net income available to common shareholders	**63.2**	45.7	38.3
Basic earnings per common share	**2.16**	1.58	36.7
Fully diluted earnings per common share	**2.13**	1.57	35.7
Weighted-average shares outstanding	**29,278,571**	28,995,010	0.9

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Second Quarter

(unaudited; in USD millions, except earnings per share)	Q2 2005	Q2 2004	% Change
Net sales	**1,678.3**	1,442.9	16.3
Cost of sales	**1,439.0**	1,226.1	17.4
Gross margin	**239.3**	216.8	10.4
Personnel costs	**108.5**	94.8	14.5
Depreciation	**10.4**	9.6	8.3
Other operating expenses	**57.5**	61.1	(5.9)
Total operating expenses	**176.4**	165.5	6.6
Group operating income (EBIT)	**62.9**	51.3	22.6
Non-operating income	**1.1**	-	100.0
Interest expense	**7.1**	6.5	9.2
Income before taxes	**56.9**	44.8	27.0
Income tax expense	**20.1**	16.2	24.1
Net income	**36.8**	28.6	28.7
Dividend on cumulative financing preference shares	-	0.6	(100.0)
Net income available to common shareholders	**36.8**	28.0	31.4
Basic earnings per common share	**1.26**	0.97	29.9
Fully diluted earnings per common share	**1.24**	0.96	29.2
Weighted-average shares outstanding	**29,288,071**	28,995,453	1.0

ANNEX 3: CONSOLIDATED BALANCE SHEET

(in USD millions)

	June 30, 2005 (unaudited)	December 31, 2004	June 30, 2004 (unaudited)
Intangible fixed assets	**327.0**	337.4	327.0
Tangible fixed assets	**455.4**	471.2	449.7
Total fixed assets	**782.4**	808.6	776.7
Inventories	**534.5**	514.4	433.8
Accounts receivable	**1,061.1**	828.0	936.1
Other receivables and prepaid expenses	**266.6**	298.2	288.0
Cash and cash equivalents	**38.0**	61.6	51.7
Total current assets	**1,900.2**	1,702.2	1,709.6
Amounts owed to banks	**76.9**	66.5	27.2
Current portion of long-term debt	**1.4**	2.3	2.2
Trade accounts and other accounts payable	**1,024.5**	865.9	930.9
Dividend on cumulative financing preference shares	**-**	2.7	1.2
Total current liabilities	**1,102.8**	937.4	961.5
Current assets less current liabilities	**797.4**	764.8	748.1
Total assets less current liabilities	**1,579.8**	1,573.4	1,524.8
Long-term debt	**463.5**	413.9	448.4
Provisions	**399.9**	416.9	418.7
Third-party interests	**0.2**	0.2	0.2
Stockholders' equity	**716.2**	742.4	657.5
Group equity	**716.4**	742.6	657.7
Total	**1,579.8**	1,573.4	1,524.8

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)	1H 2005	1H 2004
Net income	**63.2**	46.9
Adjustments for:		
Depreciation and amortization	**21.5**	20.0
Stock options	**0.3**	0.2
Movements in provisions	**(9.6)**	(3.5)
(Gain) / loss on sale of tangible fixed assets	**0.9**	(4.2)
Gross cash flow from operating activities	**76.3**	59.4
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(120.3)**	(81.0)
Net cash flow from operating activities	**(44.0)**	(21.6)
Investments:		
Tangible fixed assets	**(18.6)**	(12.6)
Goodwill	**(0.8)**	(0.1)
Total investments	**(19.4)**	(12.7)
Disposals:		
Tangible fixed assets	**0.9**	9.2
Total disposals	**0.9**	9.2
Net cash flow from investing activities	**(18.5)**	(3.5)
Financing:		
Repayment of long-term debt	**-**	(462.2)
Redemption of Financing Preference Shares	**(38.3)**	-
New long-term debt	**78.7**	455.5
Dividend tax	**0.5**	(0.7)
Net proceeds from share issuance	**0.6**	-
Cash dividend	**(15.6)**	(11.3)
Net movements in short-term financing	**13.7**	12.6
Net cash flow from financing activities	**39.6**	(6.1)
Net cash flow	**(22.9)**	(31.2)
Exchange and translation differences	**(0.7)**	17.0
Increase / (decrease) in cash and cash equivalents	**(23.6)**	(14.2)


UNIVAR



Univar N.V. First-Half 2005 Results

August 25, 2005 – Amsterdam, The Netherlands

August 25, 2005



Presentation Agenda

- Discussion of Operating Performance H1 2005
- Outlook H2 2005
  - Gary Pruitt, President and CEO
- Review of Financial Results H1 2005
  - Patrick Tole, Chief Financial Officer
- Market-Specific Business Review H1 2005
  - John Sammons, Chief Administrative Officer
- Q&A


UNIVAR



Gary Pruitt
President and CEO


UNIVAR



We are very pleased with Univar's excellent first-half 2005 results.

- Univar posted strong year-over-year growth in:
  - Sales: +16.4%
  - EBIT: +28.1%
  - EPS: +36.7%


UNIVAR

Operating income growth was primarily driven by three factors:

1) A strong chemical pricing environment that built on the price increases of the latter part of 2004

2) Continued operating expense control, whereby expense growth was curtailed to rates of inflation, and, in fact, declined relative to gross margin growth

3) Our ability to leverage the significant market share growth Univar has taken in the past 1 ½ years, which we have been able to leverage throughout the chemical cycle to improve EBIT



Volume growth stalled (we believe temporarily) in H1 05 due to:

- The general slowdown in industrial activity in the markets we serve in North America and Europe (with slowing US manufacturing growth rates from August 2004 through May 2005)
  - The North American slowdown appears to have been temporary, as US manufacturing activity started growing again in June and July
  - Europe was generally soft, with a contraction in manufacturing activity and a downturn in economic sentiment. The eurozone appears to be taking longer to turn positive

- This pause in the growth cycle is not just a Univar phenomenon, but has affected competitors and producers as well


UNIVAR

Outlook

Assuming the business environment remains favorable, Univar expects to continue its strong performance during the second half of fiscal year 2005.

Due to normal seasonal business patterns, second-half sales and EBIT from normal operations are typically lower than in the first half-year. We anticipate this cyclical pattern will prevail in 2005.


UNIVAR



Patrick Tole
Chief Financial Officer

Key Consolidated Results H1 2005

(unaudited; in USD millions except ratios and per share results)	1H 2005	1H 2004	% Change (actual)	% Change (currency-neutral)
Net sales	3,131.3	2,689.5	16.4	13.4
Gross margin	461.3	419.1	10.1	7.2
Operating expenses	352.4	334.1	5.5	3.0
Operating expenses : Gross margin	76.4%	79.7%	-	-
Group operating income before depreciation and amortization (EBITDA)	129.7	104.9	23.6	19.7
Group operating income (EBIT)	108.9	85.0	28.1	23.1
EBIT margin (EBIT: Net sales)	3.5%	3.2%	-	-
Net income available to common shareholders	63.2	45.7	38.3	32.6
Earnings per common share	2.16	1.58	36.7	32.6


UNIVAR

Key Results H1 2005

Gross Margin

- Consolidated gross margin improved by $42.2 million to $461.3 million as a result of higher sales, but gross margin percent declined to 14.7% from 15.6%.
- A decline in margin percent associated with intense price competition and substantial chemical price increases occurred in the US and Europe, causing a decline in GM% on a consolidated basis.
  - However, Canada improved its GM% by .1%, to 13.1% from 13.0% a year ago, demonstrating the benefit of having a substantial market leadership position.



UNIVAR

Key Results H1 2005

Gross Margin (cont'd)

- **A Closer Look at Gross Margin % -** The magnitude of price increases caused year-over-year gross margin percentage comparisons to be less meaningful.
  - In actuality, gross margin per pound sold, a key indicator, increased by more than 7%, even though overall gross margin percentage on the P&L declined


UNIVAR

Improvement in EBIT margin % occurred despite the decline in gross margin %

$ (in millions)

500
450
400
350
300
250
200
150
100
50
0

15.6% gm
353.6
307
46.6
16.7% gm
358.9
298.6
60.3
15.3% gm
377.6
319.5
58.1
16.8% gm
377.6
318.7
58.9
15.6% gm
419.1
334.1
85.0
16.3% gm
424.1
346.8
77.3
14.7% gm
461.3
352.4
108.9

Gross margin dollars
OPEX
EBIT

6/30/2002
12/31/2002
6/30/2003
12/31/2003
6/30/2004
12/31/2004
6/30/2005

6-Month Period


UNIVAR

Working Capital Growth

- Several dynamics are at work in the current high-price environment:
  - Higher chemical prices result in higher A/R, inventory, and A/P values
  - Greater pressure from chemical producers to pay them faster
  - We continue to focus on growth in market share. Better payment terms for new business are sometimes necessary.



Working Capital Growth (cont'd)

- At June 30, trade working capital (trade receivables, inventory and accounts payable) had increased by 14% over year-end 2004 to approximately $778 million.

- Net debt increased to $504 million from $421 million at year-end 2004.
  - This was due to:
    - Higher chemical prices which result in higher working capital
    - Normal seasonal spike in working capital
    - Redemption of the cumulative financing preference shares
    - Currency movements



UNIVAR

Working Capital Growth (cont'd)

- On a relative basis the average number of days sales employed in working capital actually increased only slightly, to 40.8 days from 39.4

- EBIT return on capital employed in trade working capital increased to 15.6% from 14.8% in H1 2004



Accomplishing Goals

At the time of the split-off in mid-2002, we set several 3-to-5-year goals for the company's performance:

1) Sales growth (1%-2% above local GDP annually)

2) EBIT margin improvement (to 3.5% or better)

3) Net debt-to-EBITDA ratio (to 2.5:1 or better)

4) Interest coverage (5 X or better)

➢ We accomplished each of these goals by the end of 2004 except for EBIT margin.


UNIVAR

Accomplishing Goals (cont'd)

- As of the first half of 2005, we achieved the last goal: our EBIT margin % goal of 3.5% or better. In H1 05, Univar's EBIT margin was 3.5% compared with 3.1% a year ago.

--Now that we've met each of these goals, we won't be emphasizing them as much. We will be focusing on ROCE, a goal announced in March, and reporting to you at each year-end on our progress toward that benchmark.


UNIVAR



John Sammons
Chief Administrative Officer


UNIVAR

Business Review: US

- In the first half, we experienced a bit of an inventory bubble, with customers buying in H2 04 in advance of price increases.
  - Therefore, we experienced a slow patch in volume growth as our customers worked down inventories in H1 05.
  - Slowdown in economic activity
    - The rate of manufacturing growth slowed from November through May
- The selling environment continued to be very competitive, where literally every sale was contested. Competitors are attempting to reclaim lost market share.



Business Review: US (cont'd)

- We're currently seeing reports of improved industrial activity.
  - For example, in the US, manufacturing activity according to the Institute for Supply Management index has grown in both June and July.
- We are hopeful this growth will translate into a resumption of volume growth in H2 05.


UNIVAR

Business Review: Europe

- In an environment where the economies were less robust, Univar Europe grew its business organically in every market we serve--despite the fact that pricing was not as strong as in North America

- Univar's reported results were not helped by the business climate:
  - a decline in economic sentiment in the eurozone to the lowest point since 2003
  - reported fears of stagflation across Europe, and negative manufacturing growth early in the year fueled by weak consumer demand


UNIVAR

Business Review: Europe (cont'd)

- We saw strong profit improvement in the UK and France, our two largest European country markets
  - Network infrastructure improvements in France and the UK contributed to a reduction in costs
  - We are starting to receive the benefits of the merger of three companies in France


UNIVAR



Business Review: Canada

- A familiar story: year-over-year record performance in sales, gross margin, and operating income
  - Sales growth was driven mainly by pricing in the industrial chemicals business
  - Agriculture's growth was driven primarily by volume growth
- This despite:
  - A softening of the manufacturing sector (somewhat in parallel with the US)
  - A stronger Canadian dollar, compared with the US dollar, improved reported results, but reduced volumes with customers who export to the US


UNIVAR

Business Review: Canada (cont'd)

- We saw continued strength, especially in the resource-based West, and particularly in Energy
- Eastern Canada achieved growth, though not as strong as the West due to its dependence on US markets. We expect a pickup to mirror that of the US as the US industrial economy improves.


UNIVAR



Q&A

82-34796


UNIVAR






2265

August 25, 2005




fiske



PRESS RELEASE

UNPR045E0605

Univar acquires Polish distribution company

Rotterdam, 6th June 2005 - Univar NV, one of the world's leading independent chemical distributors, has confirmed its acquisition of the distribution company MAPOL Sp.z o.o., based in Warsaw, Poland. MAPOL has been active for more than 10 years in Poland, serving the fruit & vegetables, brewing, food and detergent markets, and is an established leader in the distribution of enzymes. The acquisition of MAPOL will provide a strategic platform for the expansion of Univar's food ingredient distribution business in the region under the Fiske brand, the company's dedicated pan European food ingredients business.

Univar already has an established distribution operation in industrial consumables, personal care products, chemicals and polymers through its Univar Poland Sp.z o.o. business, also headquartered in Warsaw. This operation was established via acquisition in 1999 and has provided Univar with the strategic basis to realise the growth potential the Eastern European markets offer.

Fiske is the dedicated natural and synthetic ingredients division for the food and beverage industries of Univar NV. It has state-of-the-art ingredient warehousing and product handling facilities throughout Europe and offers a full range of services to supplement customers' own resources, carrying out development work and specific projects. Adapted to individual needs and local conditions, Fiske gives the support that delivers optimized ingredient and commercial solutions.

About Univar

Univar N.V. is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services and is a chemical distribution leader in North America and Europe, with annual sales of approximately 5 billion euro. The company serves customers in key industry sectors from a broad-based product offering sourced from the world's foremost chemical producers. Customer sectors include amongst others; food, pharmaceuticals, personal care, natural resources, cleaning products, polymer and plastics, paints and coatings, metallurgy, textile. They are supported through an extensive network of 164 centres located throughout the USA, Canada and 14 European countries. For more information: www.univarcorp.com and www.univareurope.com

Notes for the editor:

For further information:

Univar Europe

Heinrich Klüwer

General Manager Univar Deutschland GmbH
Tel: +49 201 8959 - 0

Fax: +49 201 8959 - 100

E-mail: heinrich.kluewer@univareurope.com

For editorial information:

EMG

Peter Ibes

Tel: +31 (0) 164 31 70 12

Fax: +31 (0)164 31 70 39

E-mail: pibes@emg.nl

This press release can be downloaded from www.PressReleaseFinder.com.




SEC MAIL
RECEIVED
PROCESSING
NOV 2 4 2006
WASH. D.C.
SECTION
180

PRESS RELEASE

Univar N.V.: EUR 700,000,000 Syndicated Credit Facility Substantially Oversubscribed

Rotterdam, The Netherlands - June 29, 2004 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announced that it signed a EUR 700 million Syndicated Credit Facility ("the Facility") with 20 international banks yesterday. ABN AMRO Bank N.V. ("ABN AMRO") acted as sole coordinator and bookrunner. ABN AMRO, Banc of America Securities Limited, Citigroup Global Markets Limited, Fortis Bank (Nederland) N.V., The Governor and Company of the Bank of Scotland, ING Bank N.V., and Mizuho Corporate Bank Nederland N.V. acted as mandated lead arrangers in this transaction. Banc of America will be the Facility agent.

The transaction achieved substantial oversubscription, raising commitments in excess of EUR 1 billion from banks across Europe, the US and Canada, thus demonstrating the robust support for Univar from its relationship banks. Despite the oversubscription, the Facility was not increased.

The Facility will be used for refinancing and general corporate purposes and has a term of 5 years. The Facility is split into a 364-day EUR 150 million tranche with an extension option and a 5-year EUR 550 million tranche. The transaction replaces the company's existing EUR 750 million credit facility that was originally established in June 2002.

The Syndicate includes the following international banks:

Mandated Lead Arrangers: ABN AMRO Bank N.V., Banc of America Securities Limited, Citigroup Global Markets Limited, Fortis Bank (Nederland) N.V., The Governor and Company of the Bank of Scotland, ING Bank N.V., Mizuho Corporate Bank Nederland N.V.

Co-Arrangers: BNP Paribas S.A., Coöperatieve Rabobank Rotterdam U.A., Lloyds TSB Bank plc, NIB Capital Bank N.V., The Royal Bank of Scotland plc, U.S. Bank National Association, Westdeutsche Landesbank AG

Senior Lead Managers: Danske Bank A/S, Bank of Montreal, Banco Bilbao Vizcaya Argentaria S.A., Banque LBLux S.A., LRI Landesbank Rheinland-Phalz International S.A., Société Générale

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling,

warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of USD 4.7 billion and earnings before interest, taxes and goodwill amortization (EBITA) of USD 117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Web site : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

ABN AMRO
Rob Engelschman
Tel: +31 20 383 6650
E-mail: rob.engelschman@nl.abnamro.com

###


WASH. D.C.


UNIVAR

Univar N.V. First Half 2004 Results

August 27, 2004 – Amsterdam, The Netherlands







August 27, 2004


UNIVAR

Presentation Agenda

- Discussion of Operating Performance H1 2004
- Review of Financial Results H1 2004
- Management Outlook
- Q&A



UNIVAR

Gary Pruitt
President and CEO


UNIVAR

Univar's H1 performance demonstrates the impact aggressive growth can have on our financial results

- Since the split-off, this is the first time Univar has experienced the leverage that can be realized from its market position in the US.
  - Target-industry marketing strategy and aggressive approach to building revenues drove company's success in H1
  - We benefited from a stronger US economy for the first time in several years
- Improvement seen on multiple levels throughout the organization.
  - Overall improvement in the US
  - Solid organic sales growth in the US and Canada
  - Improved profitability in Europe, despite only modest organic sales gains



The economy played a role as always

- US - economy strong since the end of last year, but sustained growth in manufacturing sector boosted US performance.
- Europe - economies less robust than in North America, presenting a significant hurdle to stronger growth for Univar Europe.
- Canada - continues to perform extremely well, though signs of US-like competitive environment evident. Resource-based west and agricultural business continued good growth.

UNIVAR

The Univar USA sales organization is beginning to deliver on our growth objectives

- In competitive marketplace, aggressively sought growth.
- Targeted industry focus yielding solid results.
- Took what market offered—-built sales and margin dollar growth while controlling expenses.


UNIVAR

Univar Europe improved profitability in a tough environment

- Still-recovering western European economy yielded soft demand.
- Univar Europe still achieved modest organic growth in most countries.
- Merger of three French operations last year entailed some supplier overlap, expected small loss of sales; now business is well-positioned to resume growth.
- Organic growth returned to UK.


UNIVAR

Univar Canada keeps on growing and performing at record levels

- Unit sales slightly better than dollar growth; pound volume up 6.3% while average selling prices down 2.0%.
- Gross margin dollars grew faster than sales, due to 0.3% higher margin percentage.
- EBITA grew 8.7% currency-neutral on strength of improved sales and gross margins.


UNIVAR

Overall, we are very pleased with H1 results, but this is only one step forward in a process of continuous improvement

- First priority is to continue aggressive growth posture.
- Continue to reduce cost structure through ongoing productivity enhancements to network.


UNIVAR

Patrick Tole
CFO


UNIVAR

Key Results H1

Sales (US$ millions)	2004	2003	Change	Change (Currency-neutral)
Univar USA	1,236.8	1,139.8	8.5%	n/a
Univar Europe	920.8	842.4	9.3%	(2.2)%
Univar Canada	503.3	445.3	13.0%	4.2%
Univar Consolidated	2,689.5	2,466.2	9.1%	3.5%

Sales

Reported sales and organic sales grew at all three business units, particularly Univar USA.

- US sales were strong, reflecting results from target industry focus and vigorous sales efforts.
- European sales aided by currency movements and modest organic growth, partially offset by net impact of non-core business and property divestments & acquisitions.
- Univar Canada's sales up consistently across regions and categories, also helped by currency movements.

- Improvement in the economic environment occurred in the US, sluggish in Europe and Canada.
- Pound volume increases overcame overall price deflation seen throughout Univar's markets, of approx. 2% in North America and about flat in Europe.


UNIVAR

Key Results H1 (cont'd)

Gross Margin (US$ millions)	2004	2003	Change	Change (Currency-neutral)
Univar USA	192.2	181.4	6.0%	n/a
Univar Europe	157.6	136.1	15.8%	3.7%
Univar Canada	65.4	56.5	15.8%	6.8%
Univar Consolidated	417.8	377.6	10.6%	4.9%

Gross Margin

Gross margin improved by USD 40.2 million, with gross margin percent up to 15.5% from 15.3% a year ago.

- Despite a highly competitive environment in which there was significant pressure on prices—even in Canada—margins benefited from higher sales levels and effective price stewardship across the majority of product lines.
- Margin percentage up slightly in Europe and Canada, and down modestly in the US, where aggressive pursuit of growth occurred, when necessary, at the expense of margin.


UNIVAR

Key Results H1 (cont'd)

Operating Expenses (US$ millions)	2004	2003	Change	Change (Currency-neutral)
Univar USA	168.3	168.7	(0.2)%	n/a
Univar Europe	135.3	121.1	11.7%	(0.1)%
Univar Canada	35.1	30.7	14.3%	5.1%
Univar Consolidated	346.2	328.5	5.4%	0.2%

Operating Expenses

Operating expense ratio reduced by 0.4%, to 12.9% of sales compared with 13.3%, due to improved expense containment.

- In the US, savings again realized from network optimization program and cost controls implemented throughout the organization.
- Depreciation expense declined by USD 3.8 million, to USD 19.9 million from USD 23.7 million in 2003, primarily as a result of a change in the estimated useful lives of certain assets.


UNIVAR

Key Results H1 (cont'd)

EBITA (US$ millions)	2004	2003	Change	Change (Currency-neutral)
Univar USA	29.5	18.3	61.2%	n/a
Univar Europe	26.3	18.3	43.7%	29.2%
Univar Canada	30.4	25.9	17.4%	8.7%
Univar Consolidated	81.2	58.1	39.8%	30.8%

Operating Income (EBITA)

First-half EBITA increased by 39.8% to USD 81.2 million from USD 58.1 million a year ago.

- Univar USA combined strong sales growth and excellent expense control to achieve considerable improvement and the highest EBITA growth among the Univar business units.
- Univar Europe combined modest sales performance with gross margin improvement and the net impact of several one-off non-core business and property transactions in 2004 and 2003, to yield excellent EBITA results.
- Univar Canada built on its own record level of last year.


UNIVAR

Key Results H1 (cont'd)

Net Income to Common (US$ millions)	2004	2003	Change	Change (Currency-neutral)
Univar N.V.	33.8	16.2	108.6%	98.3%

Net Income

Net income available to common shareholders increased to USD 33.8 million, by 108.6% over H1 2003.

Earnings per share increased to USD 1.17 from USD 0.56 in H1 2003 (USD 1.50 compared with USD 0.87 excluding goodwill amortization).

- Net income improved due to the substantial increase in EBITA, lower interest expense, and lower effective income tax rate.
- Lower tax rate—41.0% compared with the year-ago period's 47.4%—due to increase in income before taxes that substantially diluted the effect of permanently non-deductible expenses, goodwill amortization accounting for the majority.


UNIVAR

Outlook for 2004

Univar expects improved year-over-year financial results, with higher EBITA for the full year 2004 compared with 2003. Due to normal seasonality, second-half sales and EBITA from normal operations are typically lower than the first half-year.


UNIVAR



Q&A

82-34796



UNIVAR







August 27, 2004




SEC MAIL PROCESSING
RECEIVED
NOV
2006
WASH. D.C.

PRESS RELEASE

Univar Reports First Half 2004 Results: Sales USD 2,690 Million, Net Income Available to Common Shareholders USD 33.8 Million

Rotterdam, The Netherlands – August 27, 2004 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2004.

Highlights H1 2004

- **Sales increased 9.1% from the year-ago six-month period reflecting improved business conditions which began in the second half of last year. Organic growth, excluding currency effects, was 4.4%. Reported sales increased every month of the first half on a year-over-year basis in each of Univar's three business units.**

- **Gross margin increased to USD 417.8 million from USD 377.6 million in H1 2003, and gross margin percent increased to 15.5% from 15.3% in the year-ago period, despite a 0.4% decline in the US, where growing sales in a highly competitive environment pressured margins.**

- **Univar continued its strict cost containment, resulting in a 0.4% decline in operating expenses as a percentage of sales.**

- **EBITA (Earnings Before Interest, Taxes, and Amortization of Goodwill) rose 39.8%, to USD 81.2 million from 58.1 million in the comparable year-ago period, driven mostly by the increase in sales.**

- **Net income includes a USD 5.4 million gain on the sale of property compared to a similar gain of USD 2.8 million in 2003. Also included was a one-time favorable pension adjustment of USD 2.2 million, which was largely off-set by other non-recurring expense items.**

- **Net income available to common shareholders grew to USD 33.8 million from USD 16.2 million in the year-ago period. In addition to improved sales and margin, a lower tax rate compared to the year-ago period also contributed to this improvement.**

- **Earnings per share increased to USD 1.17 from USD 0.56 in H1 2003; EPS excluding goodwill amortization after taxes was USD 1.50 compared with USD 0.87 a year ago.**

Outlook 2004

Univar expects improved year-over-year financial results, with higher EBITA for the full year 2004 compared with 2003. Due to normal seasonality, second-half sales and EBITA from normal operations are typically lower than the first half-year.

Consolidated Key Results

(unaudited; in USD millions except EBITA margin and per share results)	**1H 2004**	1H 2003	% Change (actual)	% Change (currency-neutral)
Net sales	2,689.5	2,466.2	9.1	3.5
Gross margin *	417.8	377.6	10.6	4.9
Operating expenses **	346.2	328.5	5.4	0.2
Group operating income before depreciation and amortization (EBITDA)	101.1	81.8	23.6	16.1
Group operating income before amortization (EBITA)	81.2	58.1	39.8	30.8
EBITA margin (EBITA : Net sales)	3.0%	2.4%	-	-
Net income available to common shareholders	33.8	16.2	108.6	98.3
Earnings per common share	1.17	0.56	108.9	98.3

* Gross margin is calculated as net sales less cost of goods sold.
** Operating expenses are calculated as total operating expenses less cost of goods sold.

First-half 2004 Results

For the first six months of 2004, Univar reported sales of USD 2,689.5 million compared with USD 2,466.2 million in the first half of 2003, an increase of 9.1%. Revenues improved in all three business units, reflecting solid organic growth at Univar USA and Univar Canada. Univar Europe's revenues were up primarily due to modest organic sales growth, the net impact of gains and disposals of non-core businesses and properties, and the favorable effects of foreign currency exchange rates.

Gross margins improved to USD 417.8 million compared with USD 377.6 million, with the improvement over 2003 due primarily to stronger sales as well as an increase in gross margin percentage. Gross margin as a percent of sales improved to 15.5% from 15.3% in the year-ago period, despite a slight reduction in the US due primarily to competitive market pressures.

Univar's continuing cost containment initiatives have been effective, with operating expenses declining by 0.4% as a percent of sales, year-over-year. Total operating expenses increased by 5.4% (0.2% excluding currency effects), in support of greater sales growth, to USD 346.2 million compared with USD 328.5 million in last year's comparable period.

First-half depreciation expense declined by USD 3.8 million, to USD 19.9 million from USD 23.7 million in 2003, with USD 1.9 million of the decline a result of a change in the estimated useful lives of certain assets.

First-half EBITA was USD 81.2 million compared with USD 58.1 million a year ago, an increase of 39.8%. Canada contributed the highest total EBITA, and the US, Univar's largest market, by far the most EBITA improvement year-over-year.

Interest expense declined by USD 4.1 million, or 25.0%, primarily due to a reduction in sterling-denominated borrowing and the expiration of uneconomical interest rate swaps.

The effective tax rate declined to 41.0% from 47.4% in the year-ago period, primarily because of lower goodwill amortization relative to overall earnings.

Net income available to common shareholders was USD 33.8 million compared with USD 16.2 million in the year-ago period. Earnings per share was USD 1.17 compared with USD 0.56 in the first six months of 2003.

Financial Position
At June 30, 2004, total assets increased USD 226.8 million from December 31, 2003, to USD 2,419.5 million from USD 2,192.7 million. Cash and cash equivalents decreased to USD 51.7 million from USD 65.9 million at the end of 2003. Working capital levels increased by USD 80.3 million from December 31, 2003 due to higher sales and normal seasonal increases. Short-term debt levels increased while long-term debt decreased to USD 448.4 million compared with 457.2 million at December 31, 2003. During the first half of 2004, net debt levels decreased to USD 426.1 million from USD 427.8 million. Univar signed a EUR 700 million syndicated credit facility in June that replaces the company's prior credit facility and lowers the company's effective cost of borrowing. Group equity increased to USD 728.4 million from USD 708.9 million at December 31, primarily due to the company's earnings in the first half of 2004.

CEO's Statement
Commenting on developments in the first half of 2004, Gary E. Pruitt, Univar CEO, said, "We are continuing to feel the effects of a rebounding US economy, which, along with the industry-focused sales efforts underway throughout our entire organization, is contributing to substantially improved results. The key to our continued success," said Mr. Pruitt, "is ongoing sales and market share growth along with continued cost containment programs. We are gaining increased confidence that our sales machine is now fully engaged. That's particularly true in North America, but I'm also pleased to see signs of improving trends in our European markets, especially in the UK and France."

Results by Segment

Univar USA

(unaudited; in USD millions except EBITA margin)	**1H 2004**	1H 2003	% Change
Net sales	1,236.8	1,139.8	8.5
Gross margin	192.2	181.4	6.0
Operating expenses	168.3	168.7	(0.2)
Group operating income before depreciation and amortization (EBITDA)	38.9	30.0	29.7
Group operating income before amortization (EBITA)	29.5	18.3	61.2
EBITA margin (EBITA : Net sales)	2.4%	1.6%	-

Strong sales growth propelled significantly improved results at Univar USA, despite the fact that the US chemical distribution market remains highly challenging, with competitive pricing pressures, overall chemical price deflation, and long lead times influencing sales and margin growth.

Univar USA's first-half sales for 2004 were USD 1,236.8 million compared with USD 1,139.8 million the previous year, an 8.5% increase. Growth in actual pounds sold for the top ten industrial chemicals product groups was almost 9%, but revenue generation was tempered somewhat by a drop of approximately 2% in the average selling price per pound.

Gross margin improved, to USD 192.2 million from USD 181.4 million in the same six-month period of 2003, due to the increase in sales. Gross margin percent declined to 15.5% from 15.9% a year ago, due primarily to competitive market pressures.

Operating expense containment was effective, attributable primarily to ongoing optimization and productivity improvement processes. A one-time favorable pension adjustment in connection with pension plan changes was partially offset by other employee-related benefit costs. The net impact to operating expenses was a decrease of USD 0.6 million. Total operating expenses declined to 168.3 million from USD 168.7 million in the first half of 2003.

First half 2004 EBITA improved substantially to USD 29.5 million from USD 18.3 million the previous year, an increase of 61.2%. This was a direct result of sales growth and operating expense control.

Univar Europe

(unaudited; in USD millions except EBITA margin)	**1H 2004**	1H 2003	% Change (actual)	% Change (currency-neutral)
Net sales	920.8	842.4	9.3	(2.2)
Gross margin	157.6	136.1	15.8	3.7
Operating expenses	135.3	121.1	11.7	(0.1)
Group operating income before depreciation and amortization (EBITDA)	34.7	28.5	21.8	9.5
Group operating income before amortization (EBITA)	26.3	18.3	43.7	29.2
EBITA margin (EBITA : Net sales)	2.9%	2.2%	-	-

The economies in Europe overall were less robust than in North America for the first six months of 2004, resulting in soft demand and lower growth for Univar Europe. Generally, pound volumes increased in the first half, with overall pricing about flat with last year.

On a reported basis, first-half sales in Europe increased to USD 920.8 million from USD 842.4 million, reflecting modest organic growth in nearly all of the company's European businesses as well as a gain from foreign currency movements.

Reported sales figures on a year-over-year basis reflect a net USD 3.0 million increase from the disposal of certain operating assets. The net impact of the December 2003 Tazzetti acquisition and a non-core business disposal in July 2003 resulted in a net sales loss of USD 20.6 million in H1 2004. Univar Europe's actual organic sales growth for the first six months of 2004 on a currency-neutral basis was 0.4%.

Gross margins improved to USD 157.6 million from USD 136.1 million, primarily as a result of currency exchange rate variances and an improvement in gross margin percentage to 17.1% from 16.2%.

Operating expenses declined slightly in the first half of 2004 over the year-ago period, by 0.1% on a currency-neutral basis, but increased 11.7% in US dollars, due to currency movements.

EBITA improved sharply, to USD 26.3 million from USD 18.3 million, or 29.2% adjusted for currency effects, as a result of modest organic sales growth, gross margin enhancement, improved expense controls, and lower depreciation due to a change in the estimated useful lives of certain assets. The results for the first six-month periods of both 2004 and 2003 were affected by profits made on the disposal of non-core properties. In 2004, USD 7.1 million (and USD 4.0 million in 2003) is included within sales, gross margin and EBITA in relation to these divestments.

Univar Canada

(unaudited; in USD millions except EBITA margin)

	1H 2004	1H 2003	% Change (actual)	% Change (currency -neutral)
Net sales	503.3	445.3	13.0	4.2
Gross margin	65.4	56.5	15.8	6.8
Operating expenses	35.1	30.7	14.3	5.1
Group operating income before depreciation and amortization (EBITDA)	32.4	27.7	17.0	8.1
Group operating income before amortization (EBITA)	30.4	25.9	17.4	8.7
EBITA margin (EBITA : Net sales)	6.0%	5.8%	-	-

In Canada, best-ever levels of sales, gross margin, and EBITA were achieved in the first half of 2004 on both a reported and currency-neutral basis. Modest growth was achieved in both the industrial and agricultural sectors with the resource-based west experiencing the strongest performance.

Univar Canada recorded first-half sales for 2004 of USD 503.3 million compared with USD 445.3 million the previous year, a 13.0% increase. An ongoing focus on key industries was reflected in revenue improvement throughout Canada's industrial chemicals business. Pound volume increased 6.3% while average selling prices declined 2.0%.

Gross margins improved to USD 65.4 million from USD 56.5 million in the same six-month period of 2003, due to the growth in net sales and a modest 0.3% increase in gross margin percentage.

Operating expenses rose to USD 35.1 million from USD 30.7 million, or 5.1% on a currency-neutral basis, with the increase largely attributable to additional selling-related expenses.

First-half 2004 EBITA improved by 17.4% to USD 30.4 million compared with USD 25.9 million the previous year, as a result of sales growth, increased gross margin dollars, and well-controlled operating expenses.

Supervisory Board Nominates New Member
Univar's Supervisory Board has proposed Mr. Fritz Fröhlich to become its fifth member. Mr. Fröhlich has an extensive and diverse business background with expertise in corporate financial activities of international companies. He retired in April 2004 as Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V., a multinational pharma/coatings/chemicals company.

An extraordinary Annual General Meeting will convene on December 15, 2004, where Mr. Fröhlich's election will be put to a vote of the shareholders.

Asbestos Defense Proceedings
As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, and while reserving its rights to deny an obligation to indemnify, Univar is defending McKesson in asbestos bodily injury lawsuits in a total of 67 Mississippi lawsuits and 5 lawsuits filed in other jurisdictions. Additional information on the lawsuits is provided in the company's 2003 Annual Report.

Note to Editors
A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 09:30 a.m. CET today, can be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, +31 (0)45 631 6905, or in the UK, +44 (0)20 8515 2302. The analyst presentation is available at www.univarcorp.com within the Investor Center.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

Website : www.univarcorp.com

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share)	1H 2004	1H 2003	% Change
Net sales	**2,689.5**	2,466.2	9.1
Cost of sales	**2,271.7**	2,088.6	8.8
Gross margin	**417.8**	377.6	10.6
Personnel costs	**195.9**	181.1	8.2
Depreciation	**19.9**	23.7	(16.0)
Amortization of goodwill	**9.6**	9.0	6.7
Other operating expenses	**120.8**	114.7	5.3
Total operating expenses	**346.2**	328.5	5.4
Group operating income (EBIT)	**71.6**	49.1	45.8
Interest expense	**12.3**	16.4	(25.0)
Income before taxes	**59.3**	32.7	81.3
Income tax expense	**24.3**	15.5	56.8
Net income	**35.0**	17.2	103.5
Dividend on cumulative financing preference shares	**1.2**	1.0	20.0
Net income available to common shareholders	**33.8**	16.2	108.6
Earnings per common share	**1.17**	0.56	108.9
Fully diluted earnings per common share	**1.16**	0.56	107.1
EBITDA	**101.1**	81.8	23.6
EBITA	**81.2**	58.1	39.8
EBIT	**71.6**	49.1	45.8

ANNEX 2: CONSOLIDATED BALANCE SHEET

(unaudited; in USD millions)

	June 30, 2004 (unaudited)	December 31, 2003	June 30, 2003 (unaudited)
Intangible fixed assets	**317.5**	325.6	319.9
Tangible fixed assets	**449.7**	466.2	452.7
Total fixed assets	**767.2**	791.8	772.6
Inventories	**433.8**	420.0	407.9
Accounts receivable	**928.3**	678.9	862.2
Other receivables and prepaid expenses	**238.5**	236.1	232.3
Cash and cash equivalents	**51.7**	65.9	67.2
Total current assets	**1,652.3**	1,400.9	1,569.6
Amounts owed to banks	**27.2**	16.9	25.6
Current portion of long-term debt	**2.2**	2.4	3.0
Trade accounts and other accounts payable	**923.1**	711.6	889.8
Dividend on cumulative financing preference shares	**1.2**	2.4	1.1
Total current liabilities	**953.7**	733.3	919.5
Current assets less current liabilities	**698.6**	667.6	650.1
Total assets less current liabilities	**1,465.8**	1,459.4	1,422.7
Long-term debt	**448.4**	457.2	466.5
Provisions	**289.0**	293.3	285.0
Third-party interests	**0.2**	0.2	0.1
Stockholders' equity	**728.2**	708.7	671.1
Group equity	**728.4**	708.9	671.2
Total	**1,465.8**	1,459.4	1,422.7

Note: certain items have been reclassified to conform to the current year's presentation.

ANNEX 3: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)	**1H 2004**	1H 2003
Net income	**35.0**	17.2
Adjustments for:		
Depreciation and amortization	**29.6**	32.7
Movements in provisions	**(1.7)**	2.7
(Gain) / loss on sale of tangible fixed assets	**(4.2)**	(2.4)
Gross cash flow from operating activities	**58.7**	50.2
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(80.3)**	(61.4)
Net cash flow from operating activities	**(21.6)**	(11.2)
Investments:		
Tangible fixed assets	**(12.6)**	(11.1)
Goodwill	**(0.1)**	-
Total investments	**(12.7)**	(11.1)
Disposals:		
Tangible fixed assets	**9.2**	8.3
Proceeds on sale of group companies	**-**	0.3
Total disposals	**9.2**	8.6
Net cash flow from investing activities	**(3.5)**	(2.5)
Financing:		
Repayment of long-term debt	**(462.2)**	(4.1)
New long-term debt	**455.5**	53.1
Dividend tax	**(0.7)**	-
Cash dividend	**(11.3)**	(7.4)
Net movements in short-term financing	**12.6**	(22.3)
Net cash flow from financing activities	**(6.1)**	19.3
Net cash flow	**(31.2)**	5.6
Exchange and translation differences	**17.0**	(14.6)
Increase / (decrease) in cash and cash equivalents	**(14.2)**	(9.0)

Note: certain items have been reclassified to conform to the current year's presentation.




SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2006
WASH, D.C.
190
SECTION

PRESS RELEASE

Univar Announces Intent to Redeem Cumulative Financing Preference Shares

Rotterdam, The Netherlands – October 12, 2004 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that it will propose the redemption of all of its outstanding cumulative financing preference shares at par value, plus their paid-in surplus and accrued dividends through the date of redemption, to an Extraordinary General Meeting of shareholders to be held December 15, 2004. The redemption of these shares is intended to simplify the company's capital structure and bring the company into compliance with the relevant provisions of the Dutch Corporate Governance Code.

Univar has 12,700,000 outstanding cumulative financing preference shares, issued with a par value of EUR 1.00 per share plus an aggregate paid-in surplus of EUR 16.1 million. The dividend on the cumulative financing preference shares for 2004 is 6.74%, resulting in an aggregate dividend payment of EUR 1.9 million. The total cost of redemption will be approximately EUR 28.8 million, which will be funded from the company's syndicated credit facility. This amount excludes dividends accrued through the date of redemption, which is anticipated to be in late February 2005. Redeeming the cumulative financing preference shares is not expected to have a significant effect on Univar's overall financing costs.

In addition to the proposed share redemption, Univar's shareholders also will be asked to approve the nomination of Mr. Fritz Fröhlich as a member of the Univar Supervisory Board at the Extraordinary General Meeting in December. The nomination of Mr. Fröhlich was announced by the company with its half-year results on August 27, 2004.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, please visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

###




RECEIVED
NOV 2 C 2006
PROCESSING
SECTION
WASH, D.C.
190

PRESS RELEASE

Univar Announces Withdrawal of Supervisory Board Nomination

Rotterdam, The Netherlands – November 5, 2004 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that the nomination of Mr. Fritz Fröhlich as a member of the supervisory board has been withdrawn from the agenda of the extraordinary meeting of shareholders to be held December 15, 2004. Mr. Fröhlich has asked that his nomination be withdrawn because he recently felt obliged to assume additional responsibilities as chairman of the supervisory board of Randstad, following the resignation of the prior chairman due to health considerations. If Mr. Fröhlich were to become a member of Univar's supervisory board, he would exceed the maximum allowable number of Supervisory Board memberships as specified by the guidelines of the Dutch Corporate Governance Code (a chairmanship counting double). The Univar executive and supervisory boards have accepted Mr. Fröhlich's withdrawal with regret.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, please visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

Website : www.univarcorp.com

###


SEC MAIL
RECEIVED
NOV 2 0 2006
WASH, D.C.

UNIVAR N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

DECEMBER 15, 2004

AT 2 P.M.

IN ROTTERDAM,
GOLDEN TULIP HOTEL INNTEL ROTTERDAM (LEUVEHAVEN 80)

AGENDA

Agenda of the Extraordinary General Meeting of Shareholders (the "***Extraordinary General Meeting***") of Univar N.V. (the "***Company***"), having its registered office in Rotterdam, the Netherlands, to be held on Wednesday, December 15, 2004, at 2 p.m. at the Golden Tulip Hotel Inntel Rotterdam, Leuvehaven 80, 3011 EA, Rotterdam.

1. Opening

2. Redemption of the Cumulative Financing Preference Shares series 1 and series 2 at par value, plus their paid-in surplus and accrued dividends through the date of redemption, in accordance with Article 8 of the Company's Articles of Incorporation

3. Amendment of the Company's Articles of Incorporation

4. Any other business

5. Closing

EXPLANATORY NOTES TO THE AGENDA

Agenda Item 2

Further to the press release of the Company of October 12, 2004, the Executive Board, after having obtained the approval of the Supervisory Board, proposes to the Extraordinary General Meeting that a resolution be passed to decrease the capital through redemption of all of its issued Cumulative Financing Preference Shares series 1 and series 2 at par value, plus their paid-in surplus and accrued dividends through the date of redemption.

The redemption of these shares is intended to simplify the Company's capital structure and bring the Company into compliance with the relevant provisions of the Dutch Corporate Governance Code.

Stichting Administratiekantoor Financieringspreferente Aandelen Univar, as the holder of all of the issued Cumulative Financing Preference Shares series 1 and series 2, approved the proposed resolution to redeem the above-mentioned issued shares with repayment.

An amount in cash will be repaid on the Cumulative Financing Preference Shares series 1 and series 2 to be redeemed, in accordance with the applicable statutory regulations and Article 8 of the Company's Articles of Incorporation.

The above-mentioned repayment consists of the amount paid for the relevant shares, including an amount equal to the amount that was paid or allocated to those shares in the form of share premium.

With respect to the above-mentioned share premium, pursuant to Article 27(15)(A) of the Company's Articles of Incorporation, the amount of EUR 10,151,209 will be jointly allocated to all Cumulative Financing Preference Shares series 1 as share premium. Pursuant to Article 27(15)(B) of the Company's Articles of Incorporation, the amount of EUR 5,963,835 will be jointly allocated to all Cumulative Financing Preference Shares series 2 as share premium.

Finally the repayment shall include a distribution to be made in accordance with the provisions contained in Article 27(11) of the Company's Articles of Incorporation. As a result, briefly stated, the holders of the Cumulative Financing Preference Shares series 1 and series 2 will be entitled to a dividend for the year 2004 and a proportionate amount equal to the dividend from January 1, 2005 until and including the date of the above-mentioned repayment.

Agenda Item 3

a. The Executive Board proposes to the Extraordinary General Meeting, having obtained the approval of the Supervisory Board, that the Company's Articles of Incorporation be amended in accordance with the draft notarial deed of amendment to the Articles of Incorporation that is available for inspection by the shareholders, holders of depositary receipts and other persons or entities entitled to attend the meeting. The proposed amendments to the Articles of Incorporation are or pertain to:
    1. to delete the provisions in respect of the Cumulative Financing Preference Shares series 1 and series 2 as currently provided in the Company's articles of Incorporation;

2. to provide for a provision requiring shareholders' approval for resolutions of the Executive Board regarding important changes to the Company's character or identity;
3. to provide for a provision requiring shareholders' approval, and the implementation by the Supervisory Board of the Executive Board remuneration policy;
4. to provide for a provision requiring that the Supervisory Board shall adopt a profile of its size and composition;
5. to provide for a provision requiring that Supervisory Board members may not serve more than twelve years;
6. to provide for a provision requiring that Supervisory Board members shall not be granted shares and/or rights to shares by way of remuneration;
7. to provide for a provision requiring that the Executive Board shall timely provide the Supervisory Board with information as it requires for the fulfillment of its duties;
8. to provide for a provision requiring that shareholders have a right to put items on the agenda of the general meeting of shareholders if certain conditions are met;
9. to remove the mandatory retirement age of Executive Board members;
10. to provide for a provision containing for indemnification of Executive and Supervisory Board members;
11. to provide for a provision requiring that the Supervisory Board Regulations may provide that resolutions of the Supervisory Board - or specifically indicated resolutions or categories of resolutions - can only be adopted if one or more members of the Supervisory Board, identified by title, vote in favour thereof. It is envisaged that the regulations of the Supervisory Board will determine that a favourable vote or abstention of the Chairman and the Vice-Chairman of the Supervisory Board is required for a resolution to pass unless a conflict of interest exists between the Chairman and/or the Vice-Chairman and the Company. Currently Mr. Peter Vogtländer is Chairman and Mr. Martijn van der Vorm is Vice-Chairman of the Supervisory Board. The draft regulations of the Supervisory Board are also available for inspection by the shareholders, holders of depositary receipts and other persons or entities entitled to attend the meeting;
12. to provide for technical changes to language, references and similar conforming changes.

The amendment to the Articles of Incorporation will be effectuated after redemption of the Cumulative Financing Preference Shares series 1 and 2.

b. The proposed amendment to the Articles of Incorporation also contains a provision authorizing all of the members of the Executive Board as well as all of the jurists affiliated with Baker & McKenzie or De Brauw Blackstone Westbroek, jointly and individually, to apply for the required ministerial Statement of No Objection and to execute and sign the notarial deed amending the Articles of Incorporation.

The Executive Board and
The Supervisory Board

Univar N.V.

Blaak 333
3011 GB Rotterdam

Admittance to the Extraordinary General Meeting

The Extraordinary General Meeting will be open to those who as at December 9, 2004, after all the credits and debits as at that date (***Registration Date***) have been processed, hold shares in the Company, (including other persons/entities entitled to attend the Extraordinary General Meeting), are registered in one of the sub-registers referred to below and have indicated their wish to attend the Extraordinary General Meeting.

Holders of Bearer Shares

With respect to holders who have deposited shares through the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (***Necigef***) or institutions associated with Necigef, the sub-register will be the administration of the institutions associated with Necigef that demonstrate who is entitled to those shares as at the Registration Date.

Holders of shares (and other persons/entities entitled to attend the Extraordinary General Meeting) who wish to attend the Extraordinary General Meeting in person must register in writing by December 9, 2004 at 4:00 p.m. at the latest with ABN AMRO Bank N.V., via the institution associated with Necigef in whose administration they are registered for the shares, instructing the associated institution to provide ABN AMRO Bank N.V. with a confirmation to the effect that the relevant shares will continue to be registered in the holder's name in its administration up to and including the Registration Date (***Restrictions***).

Any Restrictions in connection with the registration of the shares will be lifted on the next trading day of the shares. The registration receipt (***certificate of deposit***) will serve as an attendance card and must be handed over upon registration on the day of the Extraordinary General Meeting.

Holders of Registered Shares and Depositary Receipts for Registered Shares

With respect to holders of registered shares, the sub-register will be the shareholders' register of the Company, as maintained by it. For holders of depositary receipts for registered shares, the sub-register will be the register of holders of depositary receipts of Stichting Administratiekantoor Financieringspreferente Aandelen Univar, as maintained by it. Holders of registered shares or holders of registered depositary receipts of such shares (and other persons/entities entitled to attend the Extraordinary General Meeting) who wish to attend the Extraordinary General Meeting must inform the Executive Board of the Company thereof in writing at the latest on December 9, 2004.

Voting by Proxy

Shareholders can authorize third parties to cast their vote at the Extraordinary General Meeting. The relevant power of attorney must be laid down in writing. The Company must receive the written power of attorney at the latest on December 9, 2004.

Identification

Persons/entities entitled to attend the Extraordinary General Meeting, can be requested to show proof of identity prior to admission to the Extraordinary General Meeting. We therefore request those persons/entities to bring valid identification.

Registration of admittance

Registration of admittance will take place on December 15, 2004 from 12:30 p.m. to 2 p.m., before commencement of the Extraordinary General Meeting. It will not be possible to register after that time.




SEC MAIL
RECEIVED
NOV 2 1 2005

MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

The meeting was chaired by Mr. P.H. Vogtländer, Chairman of the Supervisory Board of Univar N.V. (below: the "Chairman").

1. Opening

The Chairman opened the meeting and welcomed those present. The Chairman informed the meeting that the entire Executive Board and the Supervisory Board were present. Also present were Mr. T.H. Liem of Baker & McKenzie and Mr. H.J. de Kluiver of De Brauw Blackstone Westbroek.

The Chairman informed the meeting that he understood that all of the proxy holders present at the meeting have provided the Company with their written proxies and that those proxies shall kept with the documents related to the meeting.

The Chairman informed the meeting that the meeting was convened by means of an announcement in *Het Financieele Dagblad*, *NRC Handelsblad* and *Officiële Prijscourant* on November 26, 2004. The Chairman stated that the required documents had been made available for inspection at the prescribed locations; thus, the meeting has been lawfully convened and was authorized to adopt resolutions with respect to the items on the agenda.

The Chairman noted that the Executive Board had not received any proposals from the shareholders within the meaning of Article 17 paragraph 2 of the articles of incorporation of the Company with respect to the discussion of subjects other than those mentioned in the convening notice. Minutes were kept of the meeting.

Regarding agenda item 2 the Chairman noted that the articles of incorporation of the Company do not require a quorum. Assuming that more than half of the issued capital is present at the meeting, the proposal of agenda item 2 can be adopted with an absolute majority of votes validly casts during the meeting. Also, for agenda item 3 the articles of incorporation of the Company do not require a quorum. However, in accordance with article 28 paragraph 1 of the articles of incorporation of the Company, the proposal of agenda item 3 should be adopted with a two third majority of the votes validly casts during the meeting.

During the meeting, the Chairman announced that the number of shares represented at the meeting was 29,220,994, which represents approximately 69% of the total outstanding share capital.

The Chairman noted that since a part of the meeting shall be conducted in English, it would be possible to obtain a translation in Dutch. Interpreters were present for that purpose.



MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

Finally, the Chairman requested those attending to state their names clearly when asking questions.

2. Redemption of the Cumulative Financing Preference Shares series 1 and series 2 at par value, plus their paid-in surplus and accrued dividends through the date of redemption, in accordance with Article 8 of the Company's articles of incorporation

The Chairman turned to agenda item 2, the redemption of the Cumulative Financing Preference Shares series 1 and series 2 at par value plus their paid-in surplus and accrued dividends through the date of redemption. The Chairman noted that as already set out in the full agenda of this meeting the purpose of the redemption is to simplify the structure of the Company and consequently to bring the structure more in line with the proposals of the Dutch Corporate Governance Code.

The Chairman informed the meeting that in October Stichting Administratiekantoor Financieringspreferente Aandelen Univar, as holder of all issued Cumulative Financing Preference Shares series 1 and series 2, resolved to approve the redemption of these shares with repayment.

The Chairman indicated that the redemption includes a repayment of the nominal amount of the Cumulative Financing Preference Shares series 1 and series 2 amounting to EUR 12.7 million. Also the paid-in share premium of EUR 16,115,044 would be repaid. Finally the repayment would also include a distribution of the dividend for the year 2004 and a proportionate amount equal to the dividend from January 1, 2005 until and including the date of the repayment. It is envisaged that the repayment will take place at the end of February.

The Chairman opened the floor to questions.

Mr. De Vries, proxy holder of the *Vereniging van Effectenbezitters,* asked whether the proposal to redeem the Cumulative Financing Preference Shares was also inspired by the amendment of the International Financial Reporting Standards. The Chairman confirmed this.

Mr. De Vries subsequently asked for the reason to choose for redemption at this time. Mr. Pruitt answered that once in every five years, the possibility exists to reduce the Cumulative Financing Preference Shares without having to pay a premium. At the end of this year such possibility would occur. Due to the improved financial position of the Company and the possibility to redeem the Cumulative Financing Preference Shares now without paying any



MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

premium, the structure of the Company would be simplified, which will have a positive effect for the shareholders in the long term.

Mr. De Vries also asked if the Company intends to use a similar financial instrument in the future. Mr. Pruitt noted that the Company does not want to exclude any possibilities, which might be favorable for the shareholders. However, the purpose of the redemption is to simplify the structure. The foundation, which currently holds the shares, would become redundant and the costs incurred for maintaining the foundation would be saved. The proposal is therefore intended to have a long term effect.

In addition, Mr. De Vries asked whether the Cumulative Financing Preference Shares are part of the "Vopak inheritance". Mr. Pruitt confirmed.

Mr. De Vries noted that the redemption would have a very small positive effect on the profits. Mr. Pruitt answered that the Cumulative Financing Preference Shares as an instrument are very expensive for the Company and that the purpose of the redemption is to lower costs.

Mr. De Vries asked whether a calculation of the benefit could be given. Mr. Pruitt answered that the benefit for a large part depends on future interest percentages, whereby it should be taken into consideration that the Cumulative Financing Preference Shares by nature are regarded as an expensive instrument. Moreover, from a tax point of view the interest cannot be deducted contrary to interest on normal loans.

As there were no further questions, the Chairman proposed the meeting to resolve agenda item 2 by acclamation.

Mr. Schop, proxy holder of the Union Bank of California, informed the Chairman that he wished to abstain from voting for 15,000 votes.

The Chairman subsequently ascertained that the meeting had resolved by acclamation to redeem all issued Cumulative Financing Preference Shares series 1 and series 2 at par value, plus their paid-in surplus and accrued dividends through the date of redemption, in accordance with article 8 of the Company's articles of incorporation.

3. Amendment of the Company's articles of incorporation

The Chairman discussed agenda item 3, the proposed amendment of the articles of incorporation of the Company. The Chairman informed the meeting that this agenda item also contains the authorization of all of the members of the Executive Board as well as all of the jurists affiliated with Baker & McKenzie or De Brauw Blackstone Westbroek, jointly and


UNIVAR

MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

individually, to apply for the required ministerial statement of no objection and to execute and sign the notarial deed amending the articles of incorporation.

The Chairman summarized in short the reasons for the amendment of the articles of incorporation. Firstly, the purpose of the amendment is to delete the provisions in respect of the Cumulative Financing Preference Shares. Secondly, the articles of incorporation are to be amended in accordance with the Dutch Corporate Governance Code and amended law as per October 1, 2004. In the third place, a provision with regard to indemnification of the Executive and Supervisory Board Members would be provided in the event these members were involved in legal proceedings in their capacity as board members with the exception of serious faults of these members. In addition, the mandatory retirement age of Executive Board Members would be removed from the articles of incorporation, which in the current articles of incorporation was set at 62 years. Due to the discriminatory character of this clause, the removal of this clause was proposed.

Mr. De Vries asked whether the removal of the mandatory age retirement was inspired due to fact that Mr. Pruitt would like to stay on as board member. The Chairman answered that Mr. Pruitt has a contract until 2010 and that it has not been discussed with Mr. Pruitt whether he would like to stay longer. In addition, the Chairman indicated that this proposal is not related to Mr. Pruitt and is a purely legal measure.

The Chairman subsequently proceeded and informed the meeting that the proposed amendment of the articles of incorporation also includes textual changes and a provision regarding internal decision making within the Supervisory Board. For the latter he asked the meeting specific attention. In the provision regarding internal decision-making the regulations of the Supervisory Board have been set out. The regulations have been made available to the meeting. The regulations contain a provision that resolutions of the Supervisory Board can only be adopted with an absolute majority of votes and provided that the chairman and vice-chairman are part of this majority. If there exists a conflict of interest between the chairman and/or vice chairman and the Company this will not apply. In such case they should abstain from voting.

The Chairman opened the floor to questions.

Mr. De Vries called for attention to some minor issues, concerning, among others, the rule that a proxy for a meeting should be received two days before a meeting and that one can only appoint one proxy holder for a block of shares. He referred to article 20 paragraph 8 of the articles of incorporation. Mr. De Vries is of the opinion that these articles reduce the possibilities to make use of voting rights. Mr. De Vries therefore requested to remove these provisions.



MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

Mr. De Vries also requested to amend the provision to list the agenda as included in article 17 paragraph 2 of the draft articles of incorporation. According to this article, persons entitled to attend the meeting need to submit proposals for the agenda ultimately sixty days before a meeting. Mr. De Vries proposed to reduce this term of sixty days in order for shareholders to make better use of their rights. As a major shareholder controls the Company, Mr. De Vries saw no defensive reasons to implement such a restriction. In addition, Mr. De Vries proposed that shareholders could also come with proposals to amend the articles of incorporation in order to broaden the democracy. Currently, the meeting can only resolve on an amendment of the articles of incorporation, after a proposal thereto by the Executive Board.

The Chairman noted that he had some sympathy for the issues raised by Mr. De Vries and promised to discuss the issues with the advisors of the Company to come to a correct consideration.

Mr. De Bruin asked whether a provision was made or insurance was concluded for the indemnification of the members of the Executive Board and Supervisory Board. The Chairman stated that for the indemnification insurance was concluded. Mr. De Bruin asked the amount of the insurance. The Chairman answered that this information needed to be looked up and that either at the end of the meeting or else in writing Mr. De Bruin will be informed.

The Chairman proposed the meeting to resolve agenda item 3 by acclamation.

Mr. Schop, proxy holder of the Bank of California, informed the Chairman that he wished to abstain from voting for 15,000 votes.

Mr. Sammons, proxy holder of ING Fund Management, informed the Chairman that he wished to abstain from voting for 2,165,374 votes.

The Chairman subsequently ascertained that the meeting had resolved by acclamation to amend the articles of incorporation of the Company, after the redemption of the Cumulative Financing Preference Shares series 1 and series 2, in accordance with the draft notarial deed of amendment to the articles of incorporation dated November 18, 2004 and to authorize all of the members of the Executive Board as well as all of the jurists affiliated with Baker & McKenzie or De Brauw Blackstone Westbroek, jointly and individually, to apply for the required ministerial statement of no objection and to execute and sign the notarial deed amending the articles of incorporation.



MINUTES OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
UNIVAR N.V.,
HELD ON DECEMBER 15, 2004, AT 2:00 P.M. IN THE GOLDEN TULIP HOTEL
INNTEL ROTTERDAM,
LEUVEHAVEN 80, ROTTERDAM, THE NETHERLANDS

4. Any Other Business

Mr. De Vries asked whether the regulations of the Supervisory Board are being discussed. The Chairman answered negatively. The Chairman informed that although the regulations, that have been made available to the meeting, are still in draft they are almost final. The regulations will not be brought up for discussion in the 2005 meeting, however in that meeting remarks can be made in this respect.

As a point of attention, Mr. De Vries would not only like to include an article regarding conflicts of interests but also an article regarding mutations in the capital interest in the Company as the major shareholder is also vice-chairman of the Supervisory Board.

Within the scope of the agenda item any other business, Mr. De Vries subsequently asked whether there are at this time reasons to make further statements regarding prognoses of the half yearly figures. The Chairman answered that neither quarterly figures neither trading up dates are given. Mr. Pruitt added that in principal no information would be made available only if such information is to be considered necessary as a trading update.

Mr. De Vries was of the opinion that providing quarterly reports increases the consciousness of the public regarding the development of the Company and its business. He noted that Vopak does provide quarterly figures. The Chairman indicated that the Company will consider providing quarterly figures. He added that the publication of reports is taken very seriously and prior to each publication the reports are thoroughly reviewed and discussed with the accountants and audit committee. The Chairman informed Mr. De Vries that the proposal to publish quarterly reports would be seriously reconsidered.

5. Closing

The Chairman closed the meeting and thanked those present for attending and wished everyone a safe trip home.

P.H. Vogtländer

T.H. Liem


RECEIVED
PROCESSING
WASH. D.C.

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION UNIVAR N.V.

Name. Registered office.

Article 1.

The company bears the name: Univar N.V. and has its registered office in Rotterdam.

Objectives.

Article 2.

The objectives of the company are the participation in, the financing and management of other companies, of any nature whatsoever, the providing of services and the operating of sites, buildings and installations, both for its own account and for the account of or with third parties and the carrying out of all activities that are connected with the above or could be beneficial thereto or are desirable or necessary for the performance thereof, all in the broadest sense, including guaranteeing the debts of others.

Capital.

Article 3.

3.1. The authorised share capital of the company amounts to sixty-four million euro (EUR 64,000,000), divided into:

- thirty-two million (32,000,000) ordinary shares, each with a nominal value of one euro (EUR 1);
- thirty-two million (32,000,000) cumulative preference shares, each with a nominal value of one euro (EUR 1).

3.2. Where in these articles of association reference is made to shares and shareholders, such references include the ordinary shares and the cumulative preference shares, respectively the holders of ordinary shares and the holders of cumulative preference shares, unless the contrary expressly appears. The cumulative preference shares will hereinafter be referred to as preference shares.

Issue of shares.

Article 4.

4.1. The general meeting of shareholders - hereinafter called: the General Meeting - or the Executive Board, if so designated by the General Meeting with the approval of the Supervisory Board, will resolve to issue shares; a resolution to issue shares can only be passed with the approval of the Supervisory Board.

A resolution to issue shares may only concern such a number of ordinary shares that the total number of issued ordinary shares after the effectuation of the issuance of those ordinary shares, increased by the number of ordinary shares that the company is at any time obliged to transfer to third parties, based on rights granted to third parties at that time to acquire ordinary shares, does not exceed the number of ordinary shares included in the authorised share capital of the company after the effectuation of such an issuance of ordinary shares.

As long as the Executive Board is designated as authorised to resolve to issue shares, the General Meeting cannot pass resolutions in this respect.

4.2. The General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, determine the issue price - which, subject to the provisions of article 2:80 paragraph 2 of the Dutch Civil Code, may not be below par - and the further conditions of issue, subject to any other relevant provisions in these articles of association.

4.3. For the validity of a resolution of the General Meeting to issue or to designate the Executive Board, as set out above, such resolution also requires a prior or simultaneous favourable resolution of every group of shareholders of the same class whose rights will be affected by the issue, in addition to the approval of the Supervisory Board.

4.4. The preceding paragraphs apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply to the issue of shares to any person who is exercising a previously acquired right to subscribe for shares.

4.5. If and insofar as the Executive Board is designated as having authority to resolve to issue shares, in the event of an issue of preference shares, including the granting of a right to subscribe for preference shares, but not the issue of preference shares pursuant to the exercise of such option:

a. the Executive Board is obliged, within four weeks after such issue, to convene a General Meeting in which the reasons for the issue will be explained, unless such explanation has been given in a General Meeting prior to the issue;

b. such issue requires the prior approval of the General Meeting for the case in question, if (i) as a result of such issue (ii) and/or as a result of the previous issue of preference shares by the Executive Board, without the aforementioned approval, such number of preference shares can be subscribed for and/or issued that the total nominal amount of preference shares issued by the Executive Board, without the aforementioned approval of the General Meeting, is more than one hundred percent of the total nominal amount of the other issued shares before such issue.

If preference shares are issued pursuant to a resolution to issue, or pursuant to a resolution to grant a right to subscribe for shares passed by the Executive Board without the prior approval of the General Meeting, the Executive Board is obliged to convene a General Meeting within two years after such issue and to make a proposal in such meeting regarding the repurchase and/or cancellation of said issued preference shares. If, in said meeting, no resolution is passed to repurchase and/or cancel the preference shares, the Executive Board is obliged to again convene a General Meeting every two years after the above-mentioned proposal has been made in order to make such a proposal again. Said obligation will no longer exist if the shares in question are no longer issued or are no longer held by a party other than the company, as the case may be.

Payment.

Article 5.

5.1. Ordinary shares will only be issued against full payment; preference shares can be issued against partial payment, subject thereto that the compulsory portion of the nominal amount to be paid must be the same for each preference share, regardless of

when it was issued, and that when subscribing for the share, at least one-quarter of the nominal amount must be paid up.

5.2. Subject to the approval of the Supervisory Board, the Executive Board can resolve on which day and up to which amount further payment must be made with regard to preference shares which have not been fully paid up. The Executive Board will immediately notify the holders of preference shares of such resolution; there must be at least thirty days between the day of the notice and the day on which payment is to be made.

5.3. Without the prior approval of the General Meeting, but subject to the approval of the Supervisory Board, the Executive Board is authorised to perform legal acts relating to contribution for shares other than in the form of money.

Preferential right.

Article 6.

6.1. Subject to the restriction or exclusion of the preferential right as referred to in article 2:96a paragraph 6 of the Dutch Civil Code, upon the issue of ordinary shares every holder of ordinary shares has a preferential right in relation to the shares to be issued proportional to the total amount of his ordinary shares. Holders of preference shares do not have any preferential right to shares to be issued. Holders of ordinary shares do not have any preferential right to preference shares to be issued.

6.2. Upon the issue of ordinary shares, there is no preferential right with regard to shares which are issued for any contribution other than money.

6.3. Without prejudice to the provisions of article 2:96a of the Dutch Civil Code, the General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, when passing the resolution to issue determine in what manner and within what time period the preferential right can be exercised.

6.4. The company will announce both the issue which is subject to preferential rights and the time period during which such rights can be exercised in the Staatscourant (Netherlands Government Gazette), in a national daily newspaper and in the Official Price List of Euronext Amsterdam N.V.

The preferential right can be exercised during a period of at least two weeks after the announcement in the Staatscourant has been made.

6.5. Restriction or exclusion of the preferential right will take place by virtue of a resolution of the General Meeting with the approval of the Supervisory Board, unless the Executive Board is authorised to pass such resolution, which resolution is subject to the approval of the Supervisory Board. The General Meeting can, subject to the approval of the Supervisory Board, resolve to grant to the Executive Board such authority for a fixed term of no more than eighteen months. However, such designation is only permitted if the Executive Board has also been or is designated at the same time as the body authorised to issue shares.

The designation can be extended for a maximum period of eighteen months per extension.

The designation will only be effective as long as the Executive Board is the body authorised to issue shares.

Unless otherwise stipulated upon designation, said authority cannot be revoked.

6.6. When granting rights to subscribe for shares, the shareholders have a preferential right in accordance with paragraph 1; the preceding provisions of this article apply mutatis mutandis. Shareholders do not have a preferential right to shares that are issued to a person who is exercising a previously acquired right to subscribe for shares.

Purchase of own shares / right of pledge over own shares.

Article 7.

7.1. a. With the authorisation of the General Meeting and upon the approval of the Supervisory Board and without prejudice to the other provisions of articles 2:98 and 2:98d of the Dutch Civil Code, the Executive Board can acquire paid up shares in its own capital for valuable consideration.
Such acquisition is however only permitted if:
(i) the equity of the company, decreased by the acquisition price of the shares to be acquired, is no less than the paid up and called up part of the share capital, increased by the reserves which must be maintained by law;
(ii) the nominal amount of the shares to be acquired and of the shares in its own capital held by the company itself or over which it has a right of pledge or which are held by a subsidiary is not more than one-tenth of the issued capital.
With regard to the requirement referred to under (i), the size of the equity according to the most recently adopted balance sheet, decreased by the acquisition price for shares in the capital of the company and dividends from profit or reserves to others, which the company or its subsidiaries owed to others after the balance sheet date, is decisive. If more than six months after a financial year have elapsed, without the annual accounts having been adopted, acquisition in accordance with this paragraph is not permitted.

b. The General Meeting must stipulate in the authorisation, which will be valid for a maximum period of eighteen months, how many and what class of shares may be acquired, how they may be acquired and the limits within which the price must fall.

c. The authorisation by the General Meeting referred to in this paragraph above is not required insofar as the company acquires its own shares for transfer to employees of either the company or a legal entity with which the company is connected in a group, pursuant to a scheme to this effect.

7.2. The Executive Board can only pass resolutions to alienate shares in the company's own capital acquired by the company with the approval of the Supervisory Board.
Articles 4, 5 and 6 apply mutatis mutandis to such alienation, subject thereto that the alienation may also take place below par and the authority to limit or exclude the preferential right is accorded to the Executive Board, subject to the approval of the Supervisory Board.

7.3. If depository receipts of shares in the company are issued, such depository receipts will be deemed the same as shares for the application of the provisions of the preceding paragraphs.

7.4. The company cannot derive a right to any dividend from shares in its capital which it holds itself or with respect to which it has the right of usufruct. The company can also

not derive a right to any dividends from shares in its own capital if it holds the depository receipts thereof or if it is entitled to a right of usufruct with respect to such depository receipts.
Shares from which the company does not derive any dividend pursuant to the preceding sentences will not be counted when calculating the profit allocation.

7.5. No vote can be casted in the General Meeting with respect to a share that belongs to the company or a subsidiary, nor with respect to a share with respect to which one of the foregoing holds depository receipts.
Usufructuaries and pledgees of shares which belong to the company or a subsidiary are however not excluded from exercising their voting rights, if the right of usufruct or pledge was established before the share belonged to the company or a subsidiary.
Neither the company nor any subsidiary can cast a vote with respect to a share over which it has a right of usufruct or pledge.
When determining the extent to which the shareholders vote, are present or represented or the extent to which the share capital is supplied or represented, no account will be taken of shares with respect to which the law or the articles of association have determined that no vote may be casted.

7.6. Subject to the other relevant provisions of article 2:89a paragraph 1 of the Dutch Civil Code, the company can only acquire a right of pledge over own shares and/or depository receipts thereof insofar as the nominal amount of the own shares and/or depository receipts over which the right of pledge is to be granted or own shares and/or depository receipts already held or over which a right of pledge is already held is no more than one-tenth of the issued capital.

Reduction of capital.

Article 8.

Subject to the provisions of article 2:99 of the Dutch Civil Code, the General Meeting can resolve to reduce the issued capital by cancelling shares or by reducing the amount of the shares by amendment of the articles of association. Such resolution must designate the shares to which the resolution relates and the implementation of the resolution must be set out therein.
Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay as referred to in article 2:99 of the Dutch Civil Code can also take place exclusively with regard to ordinary shares or exclusively with regard to preference shares.
A partial repayment or release must take place proportionally on all shares involved. Deviation from the proportionality requirement is permitted with the consent of all shareholders involved.

Register of shareholders / share certificates.

Article 9.

9.1. The preference shares are registered shares.
The preference shares are consecutively numbered from P1 onwards.
At the discretion of the holder, ordinary shares will be either registered shares or bearer shares. Article 10 applies to bearer shares.
The Executive Board will determine the numbering and other specifications of the ordinary shares.

9.2. No share certificates will be issued for registered shares.

9.3. The Executive Board will maintain a register setting out the names and addresses of all

holders of registered shares, stating the amount paid up on each share and any other information required by law.

The register will also set out the names and addresses of those persons who have a right of usufruct or pledge over registered shares, stating whether they are entitled to the rights attached to the shares in accordance with paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code and if so, which rights.

9.4. The register will be regularly updated; a notation will be made of every discharge from liability for non paid-up shares. Every notation in the register will be signed by a member of the Executive Board or by a person so authorised by the Executive Board in writing.

9.5. Upon request, the Executive Board will give the holder of a registered share and a registered usufructuary and pledgee an excerpt from the register relating to his entitlement to a registered share free of charge.

If a share is subject to a right of usufruct or pledge, the excerpt will state who is entitled to the rights set out in paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

9.6. The Executive Board will make the register available at the office of the company for inspection by the shareholders as well as the usufructuaries and pledgees who are entitled to the rights referred to in paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

The preceding sentence does not apply to the part of the register that is maintained outside the Netherlands in order to comply with legislation or stock exchange regulations in such other country.

The information contained in the register regarding non paid-up preference shares may be inspected by any person; a copy or excerpt of said information will be supplied for no more than cost price.

9.7. Every holder of a registered share and every person who has a right of usufruct or pledge over registered shares is obliged to inform the Executive Board of his address.

9.8. All notices and summonses to shareholders or those persons who have a right of usufruct or pledge over shares and who can enforce those rights in accordance with paragraphs 2 to 4 inclusive of articles 2:88 and 2:89 of the Dutch Civil Code, will be given or made by means of an advertisement which will be placed in at least one nationally distributed daily newspaper, as well in the Official Price List of Euronext Amsterdam N.V., as well as - if applicable - in such manner as is required in connection with the listing of shares in the company on one or more other stock exchanges, unless these articles of association stipulate otherwise.

9.9. Unless the law stipulates otherwise, the transfer of registered shares or the transfer of a limited right thereto requires a deed executed for that purpose and, except in the event that the company is itself a party to the transaction, written acknowledgement by the company of the transfer. The acknowledgement will be effected in the deed or in a dated statement containing the acknowledgement in the deed or on a copy or excerpt thereof certified by the alienating party or a notary. Acknowledgement is the same as service of the deed or such copy or excerpt on the company.

If the transfer relates to non paid-up shares, acknowledgement can only take place if

the deed bears a fixed date.

9.10. The provisions of paragraph 9 apply mutatis mutandis to the establishment and waiver of a limited right to registered shares.

Definitions and share certificate for ordinary bearer shares.

Article 10.

10.1. The following terms will have the following meaning in this article and elsewhere in these articles of association unless the contrary is expressly stipulated:

Affiliated Institution	:	an institution that has been admitted as an affiliated institution pursuant to the Securities Book-Entry Transfer Act (Wet giraal effectenverkeer) and that can maintain a collective deposit as referred to in said Act;
Participant	:	a participant in the collective deposit as referred to in the Securities Book-Entry Transfer Act;
Euroclear	:	the central institution referred to in the Securities Book-Entry Transfer Act. On the date of execution of this deed, the designated central institution is: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. in Amsterdam with the trade name Euroclear Nederland.

10.2. All ordinary bearer shares will be embodied in one share certificate.

10.3. When subscribing to ordinary shares to be issued and when ordinary shares are allotted, the person who is entitled to an ordinary share from the company will acquire a right relating to a bearer ordinary share in the manner set out hereafter.

10.4. The company will ensure that the share certificate referred to in paragraph 2 will be held by Euroclear on behalf of the entitled party or parties.

10.5. The company will grant to an entitled party a right with regard to an ordinary share by (a) Euroclear allowing the company to register (or have registered) a share on the share certificate and (b) the entitled party designating an Affiliated Institution that will credit him as a Participant in its collective deposit.

10.6. Without prejudice to the provisions of article 20 paragraph 4 the management of the share certificate is irrevocably transferred to Euroclear and Euroclear is irrevocably authorised on behalf of the entitled party or parties to do all that is necessary with regard to the shares in question, including acceptance, delivery and co-operation with registration and de-registration of, the share certificate.

10.7. If a Participant of the Affiliated Institution wants delivery of one or more bearer ordinary shares up to a maximum of the amount for which he is credited as a Participant, (a) Euroclear will deliver the shares to the entitled party by deed, (b) the company will acknowledge the delivery, (c) Euroclear will allow the company to remove (or have removed) the shares from the share certificate, (d) the Affiliated Institution in question will debit the entitled party as a Participant in its collective deposit and (e) the company will register (or have registered) the holder, as a registered shareholder in the register of shareholders.

The company may not charge a shareholder who has his bearer shares registered or his registered shares changed into bearer shares pursuant to the provisions of this paragraph or paragraph 8, more than the cost price of such action.

10.8. A holder of a registered ordinary share can at all times change this into a bearer share, which can only take place by (a) the entitled party delivering this share to Euroclear by deed, (b) the company acknowledging the delivery, (c) Euroclear allowing the company to register (or have registered) a share on the share certificate, (d) an Affiliated Institution designated by the entitled party crediting the entitled party as a Participant in its collective deposit and (e) the company de-registering (or having de-registered) the entitled party as a holder of the share in question from the register of shareholders.

10.9. The share certificate must be personally signed by a member of the Executive Board.

10.10. If the share certificate is lost or damaged, the Executive Board can issue a duplicate certificate therefor subject to such conditions as the Executive Board deems appropiate. After issue of this document, which will bear the word duplicate, the original document will have no value with regard to the company.

Pre-emption - preference shares.

Article 11.

11.1. The approval of the Executive Board is required for every transfer of preference shares. The approval will be requested in writing, wherein the name and address of the intended acquiring party, and the price or other consideration which the intended acquiring party is willing to pay or provide, must also be stated.

11.2. If the approval is refused, the Executive Board is obliged at the time of refusal to designate one or more prospective buyers who are willing and able to purchase all the shares to which the request relates, for cash payment at a price to be determined by the alienating party and the Executive Board within two months after such designation.

11.3. If the alienating party has not received a written notice from the company within three months after receipt by the company of the request for approval of the intended transfer or a timely written refusal of approval is not simultaneously accompanied by the designation of one or more prospective buyers as referred to in paragraph 2, the approval of the transfer will be deemed to have been granted after expiry of the aforementioned period or after receipt of the notice of refusal.

11.4. If, within two months after the refusal of the approval, no agreement has been reached between the alienating party and the Executive Board regarding the price referred to in paragraph 2, such price will be determined by an expert to be appointed by the alienating party and the Executive Board in mutual consultation or, if agreement cannot be reached in this respect within three months after the refusal of the approval, by the President of the Chamber of Commerce and Industry of the place where the company has its registered office under these articles of association, at the request of the most reasonable party.

11.5. The alienating party need not proceed with the transfer, provided he informs the Executive Board of this in writing within one month from having been informed of the name of the designated prospective buyer(s) and the price.

11.6. In the event of approval of the transfer as set out in paragraph 1 or paragraph 3, the alienating party is entitled, during a period of three months after this approval, to transfer all shares to which his request relates to the acquiring party referred to in the request, for the price or consideration referred to in paragraph 1.

11.7. The company's costs relating to the transfer can be charged to the new owner.

Executive Board.

Article 12.

12.1. The company will be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members, to be determined by the Supervisory Board after consultation with the Executive Board.

12.2. If the Executive Board consists of two or more members, the Supervisory Board can grant one of them the title of chairman and one of them the title of vice-chairman. The chairman will preside over meetings of the Board.

12.3. The Executive Board will draw up regulations, subject to these articles of association, regulating matters relating to the Board.
Furthermore, the members of the Executive Board, by regulation or otherwise, can divide their tasks amongst themselves. Such division of tasks requires the approval of the Supervisory Board.

12.4. The Executive Board will pass resolutions by an absolute majority of votes. In the event of an equality of votes, provided there are more than two members of the Executive Board in office, the person who has been granted the title of chairman pursuant to the provisions of paragraph 2, will have a casting vote.

12.5. The Executive Board is authorised to appoint one or more holders of a power of attorney, if desired with such title as the Executive Board deems appropriate. The Executive Board can revoke such power of attorney at any time.

12.6. If so designated by the General Meeting, the Executive Board can only pass a resolution to limit or exclude the preferential right referred to in article 6 with the approval of the Supervisory Board.

12.7. The members of the Executive Board shall be appointed by the General Meeting. The General Meeting may at any time suspend or dismiss members of the Executive Board.

12.8. If a member of the Executive Board is to be appointed, the Supervisory Board shall make a non-binding nomination, which need not be to the effect that for each appointment a choice can be made from at least two persons.

12.9. In the notice to convene a General Meeting in which an appointment of a member of the Executive Board is put on the agenda, the nomination will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders and other persons entitled to attend General Meetings.

12.10. The Supervisory Board may at any time suspend a member of the Executive Board. If a member of the Executive Board has been suspended and the Supervisory Board has not, within three months after the resolution of the Supervisory Board to suspend, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the respective member of the Executive Board will be reinstated in his function.

12.11. In the event of impediment or absence of one or more members of the Executive Board, the remaining members of the Executive Board or the sole remaining member of the Executive Board is charged with the entire management. In the event of impediment or absence of all members of the Executive Board or the sole member of the Executive Board, the Supervisory Board will be temporarily charged with the management, without

prejudice to its power to appoint someone as temporary manager, provided such person is appointed from among its members, and subject to the obligation to fill the vacancies as soon as possible in the event of absence.

12.12. Without prejudice to the other provisions in these articles of association, the approval of the General Meeting shall be required for resolutions by the Executive Board leading to an important change in the company's or its business enterprise's identity or character, including in any case:

a. the transfer of the business of the company or almost the entire business of the company to a third party;

b. the entry into or breaking off of any long-term co-operation of the company or any subsidiary of the company with another legal entity or partnership or as a fully liable partner in a partnership, if such co-operation or breaking off thereof is of far-reaching significance for the company;

c. the acquisition or disposal of a participating interest by the company or by a subsidiary of the company in the capital of another company with a value of at least one third of the assets in accordance with the consolidated balance sheet with explanatory notes in accordance with the most recently adopted annual accounts of the company.

12.13. Without prejudice to the other provisions in these articles of association, the approval of the Supervisory Board shall be required for resolutions of the Executive Board regarding the following:

a. issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a partnership of which the company is the general partner with full liability;

b. cooperation in the issue and acquisition of depository receipts for shares;

c. application for listing or withdrawal of the listing of the securities referred to in subparagraphs a and b in the official list of any exchange;

d. entry into or termination of a lasting cooperation by the company with another legal person or partnership or as general partner with full liability in a partnership, if such cooperation or the termination thereof is of far-reaching significance for the company;

e. acquisition of a participation by it in the capital of another company, the value of which equals at least one quarter of the amount of the issued capital and the reserves of the company, as shown in its balance sheet with explanatory notes, as well as a far-reaching increase or decrease in the size of any such participation;

f. investments requiring an amount equal to at least one quarter of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;

g. a proposal to amend the articles of association;

h. a proposal to dissolve the company;

i. a declaration of bankruptcy and an application for a moratorium of payments;

j. termination of the employment of a substantial number of employees of the company at the same time or within a short period of time;

k. a far-reaching change in the working conditions of a substantial number of employees of the company;

l. a proposal to reduce the issued capital;

m. the matters referred to in paragraph 12;

n. a resolution to grant approval to:
   - a resolution of the board of the foundation: Stichting Univar, with seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of such foundation and/or to dissolve such foundation;
   - a resolution of the board of Stichting Univar to appoint a member B of the board of such foundation.

12.14. Resolutions to grant approval by the Supervisory Board will be taken in accordance with article 16 paragraph 2 of these articles of association.

12.15. The Supervisory Board may adopt a resolution pursuant to which other clearly described resolutions of the Executive Board need its prior approval. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.

12.16. The Supervisory Board may resolve that a resolution of the Executive Board does not need its approval, if the value concerned does not exceed the value and/or interest determined by the Supervisory Board. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.

Remuneration members Executive Board. Indemnification members Executive Board and Supervisory Board.

Article 13.

13.1. The Supervisory Board will determine the salary, any potential bonus and the further employment conditions of the members of the Executive Board.

13.2. The company must establish a policy in respect of the remuneration of members of the Executive Board. The policy is adopted by the General Meeting upon the proposal of the Supervisory Board.

13.3. The remuneration of the members of the Executive Board is determined by the Supervisory Board with due observance of the policy referred to in the previous paragraph. A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Supervisory Board to the General Meeting for its approval.

This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Executive Board and the criteria for granting or amendment.

13.4. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Executive Board and the Supervisory Board:

(i) the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request;

(ii) any damages or fines payable by them as a result of an act or failure to act as referred to under (i);

(iii) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Executive Board or the Supervisory

Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The Supervisory Board may give further implementation to the above with respect to members of the Executive Board. The Executive Board may give further implementation to the above with respect to members of the Supervisory Board.

Representation.

Article 14.

The Executive Board and every member of the Executive Board separately is authorised to represent the company.

Supervisory Board.

Article 15.

15.1. The supervision of the management of the Executive Board and of the general course of affairs in the company and the business affiliated with it will be exercised by a Supervisory Board, consisting of natural persons; the Supervisory Board will determine the number of supervisory directors, of whom there must be at least three. Supervisory directors will be appointed by the General Meeting, such in accordance with the relevant provisions in these articles of association. The General Meeting may at any time suspend or dismiss supervisory directors, such in accordance with the relevant provisions in these articles of association.

15.2. The Supervisory Board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory directors. The Supervisory Board shall appoint one of its members as its chairman and one of its members as vice-chairman. The Supervisory Board shall also appoint a secretary, whether or not from among its members.

15.3. If a supervisory director is to be appointed, the Supervisory Board may make a non-binding nomination which need not be to the effect that for each appointment a choice can be made from at least two persons.

15.4. In the notice to convene a General Meeting, in which an appointment of a supervisory director is put on the agenda, the nomination as mentioned in paragraph 3 - if any - will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders and other persons entitled to attend General Meetings. Article 2:142 paragraph 3 of the Dutch Civil Code is applicable.

15.5. If a supervisory director has been suspended and the General Meeting has not, within three months after the resolution of the General Meeting, resolved to continue the

suspension, which resolution may be adopted only once and for a maximum period of two months, the supervisory director will be reinstated in his function.

15.6. Supervisory directors are appointed for a maximum period of four years, provided that - unless a supervisory director retires earlier - his term of appointment shall expire on the day of the first annual General Meeting to be held four years after his appointment. A supervisory director may be reappointed with due observance of the preceding sentence. A supervisory director may be, with or without interruption, a member of the Supervisory Board for a maximum of twelve years, unless the General Meeting resolves otherwise.

15.7. The General Meeting will determine the fixed remuneration of the members of the Supervisory Board. They will be reimbursed for any costs they incur. A supervisory director shall not be granted any shares and/or rights to shares by way of remuneration.

15.8. The Supervisory Board can appoint a supervisory director from among its members as delegated supervisory director, who will assist the Executive Board in the day-to-day business of the company and who will advise the Executive Board.

Article 16.

16.1. The Supervisory Board can determine that one or more of its members will have access to all business premises of the company and will be authorised to inspect all books, correspondence and other documents, to audit the cash and other valuables and to take note of all actions which have taken place, or that such member(s) will be authorised to exercise some of these powers.

16.2. a. The Supervisory Board shall meet whenever one of its members so requests.

b. The Supervisory Board resolves by an absolute majority of votes cast. Regulations as referred to in paragraph 11 may provide that resolutions of the Supervisory Board - or specifically indicated resolutions or categories of resolutions - can only be adopted if one or more members of the Supervisory Board, identified by title, vote in favour thereof.
In the event of an equality of votes, no resolution shall be passed.

c. Notwithstanding the preceding provisions of this paragraph, a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board as referred to in article 12 paragraph 13 sub n, shall be adopted by unanimous consent in a meeting of the Supervisory Board in which all supervisory directors are present or represented, also if it concerns a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board to grant approval to a proposal of the board of Stichting Univar, as aforementioned, to amend the articles of that foundation, if and insofar such amendment arises from the coming into force of one or more mandatory laws or of the amendment of the regulations regarding the requirements for listing on the official stock exchange or the official parallel stock exchange of the Stock Exchange of Euronext Amsterdam N.V. ("Fondsenreglement"), including, but not limited to, the annexes thereto, which Fondsenreglement is applicable pursuant to the listing agreement between the company and Euronext Amsterdam N.V.

16.3. The meetings of the Supervisory Board will be convened by or on behalf of the chairman of said Board, setting out the subjects to be discussed. The chairman will

prepare the agenda for the meeting.

16.4. The meetings of the Supervisory Board will be chaired by the chairman or, in his absence, by another supervisory director appointed by the Supervisory Board. In the event of absence of the secretary the meeting will appoint its secretary.

16.5. Minutes will be taken of the matters dealt with in the meetings of the Supervisory Board, which minutes will be signed by the chairman and the secretary of the meeting in question.

16.6. Subject to the provisions of paragraph 7, the Supervisory Board cannot pass resolutions if a majority of the members is not present.

16.7. With due observance of paragraph 2 sub b the Supervisory Board can also pass resolutions outside meetings, provided that such resolutions are passed in writing, by telegraph, by telex or by telefax and the resolution in question has been submitted to all supervisory directors and provided that none of them has objected to this manner of decision making.

A resolution passed in this manner will be recorded in the register of minutes of the Supervisory Board, which will be maintained by the secretary of the said Board; the documents which evidence the passing of such resolution will be kept in the register of minutes.

16.8. The meetings of the Supervisory Board will be attended by the members of the Executive Board, unless the Supervisory Board decides otherwise.

16.9. The Executive Board shall timely provide the Supervisory Board with such information as it requires for the fulfilment of its duties. The Executive Board shall at least once a year inform the Supervisory Board in writing on the key elements of the company's strategy, the general and financial risks and the company's management and control systems.

The Executive Board shall at such time submit to the Supervisory Board for its approval:

a. the company's operational and financial objectives;
b. the strategy designed to achieve such objectives;
c. the parameters to be applied in relation to such strategy, for example with respect to the financial ratios.

16.10. The Supervisory Board can obtain the advice of experts, at the expense of the company, in such areas as the Supervisory Board deems desirable for the proper performance of its task.

16.11. The additional internal working method of the Supervisory Board and its committees, including the rules governing meetings of the Supervisory Board, will be set out in regulations adopted and, if necessary, reviewed by the Supervisory Board.

General Meetings.

Article 17.

17.1. The General Meetings will be held in Amsterdam, The Hague or Rotterdam and will be announced by the Executive Board or the Supervisory Board no later than on the fifteenth day before the day of the meeting in the manner set out in article 9 paragraph 8 of these articles of association.

Shareholders and other persons entitled to attend General Meetings will be given notice

of the General Meeting by the Executive Board or the Supervisory Board.

17.2. Persons entitled to attend General Meetings have the right to put items on the agenda if they individually or collectively represent at least one hundredth part of the issued share capital or represent a market value on the stock exchange of at least fifty million euro (EUR 50,000,000), if such items are put in writing to the Executive Board not later than on the sixtieth day before the day of the meeting, provided no vital interest of the company is prejudiced.

Article 18.

The notice will set out the subjects to be discussed, unless the agenda is made available for inspection by shareholders and other persons entitled to attend General Meetings at the office of the company and in such places as are set out in the notice and this fact is set out in the notice. The shareholders and other persons entitled to attend General Meetings can obtain a copy of said agenda free of charge. The fact that a resolution to amend the articles of association or to dissolve the company or the fact that a resolution to reduce the capital will be proposed, must be stated in the notice itself.

No valid resolutions can be passed with regard to subjects with respect to which the requirements of the preceding sentences have not been met and the discussion of which has not been announced in a corresponding manner and subject to the time period stipulated for the notice.

Article 19.

19.1. The annual General Meeting will be held before the first day of July.

19.2. In this meeting:

a. the written report regarding the affairs and the management of the Company submitted by the Executive Board will be discussed;

b. the annual accounts prepared by the Executive Board will be submitted to the General Meeting for adoption and, subject to article 27 of these articles of association, the profit allocation will be determined;

c. the proposals to release the members of the Executive Board from liability for the management and to release the members of the Supervisory Board from liability for their supervision will be dealt with;

d. any vacancies will be filled;

e. those subjects that the Executive Board and/or the Supervisory Board have placed on the agenda will be discussed, subject to article 17 paragraph 2 and the other provisions of these articles of association.

The subjects referred to under a, b and c need not be discussed if the time period for drawing up the annual accounts is extended.

19.3. Extraordinary General Meetings will be held as often as such meetings are convened pursuant to a resolution of the Executive Board or the Supervisory Board.

Article 20.

20.1. The General Meetings will be chaired by the chairman of the Supervisory Board, unless the Supervisory Board appoints another person as chairman.

The chairman will appoint the secretary.

20.2. Before being allowed into a meeting, a shareholder or his proxy must sign an attendance register, stating his name and the number of votes which he has at the meeting and, if the attendant is a proxy, the name (names) of the person(s) whom he is

representing.

20.3. A holder of registered shares and a person who has a right of usufruct or pledge over shares and who can enforce rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code, or his proxy, is only allowed to attend the meeting if he or the person whom he is representing is registered as such in the register of shareholders and the company has received written notice of his intention to attend the meeting at the location and no later than on the day set out in paragraph 6.

20.4. The Executive Board may determine that, regarding the application of the provisions of paragraph 3, as qualified persons will be regarded persons who:
(i) at a moment to be determined by the Executive Board are shareholders or are deemed shareholders, such moment hereinafter referred to as: "Registration Moment"; and
(ii) as such are registered in a register indicated by the Executive Board (or one or more parts of such register), hereinafter referred to as: "Register", unless
(iii) the holder of the Register on the request of the relevant shareholder or deemed shareholder has before the General Meeting notified the company in writing that such a person has the intention to attend the General Meeting, regardless who is shareholder or deemed shareholder at the moment of the General Meeting. The notice shall include the name of the person referred to above and the number of shares for which he is entitled to attend the General Meeting, and - to the extent applicable - accompanied by a written statement of an Affiliated Institution stating that the number of ordinary bearer shares mentioned in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares.
The provisions of paragraph (iii) above regarding the notice to the company apply mutatis mutandis to a proxy holder of a shareholder or a deemed shareholder, as the case may be.

20.5. If the Executive Board does not use the authority mentioned above in paragraph 4, a holder of registered shares and a person who has a right of usufruct or pledge over shares and who has the voting right on such shares, or a proxy holder of such a person, is only allowed to attend the General Meeting if he or the person whom he is representing is registered as such in the register referred to in article 9 of these articles of association and the company has received written notice of his intention to attend the meeting, if applicable with submission of the proxy, at the latest at the place and on the day referred to in paragraph 6.

20.6. If the Executive Board does not use the authority mentioned above in paragraph 4, the company shall, with regard to the voting rights and/or meeting rights of holders of bearer ordinary shares, deem as shareholder the person mentioned in a written statement by an Affiliated Institution declaring that the number of bearer ordinary shares referred to in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares and will remain a Participant until after the meeting, provided that the statement in question has been deposited in time at the office of the company or at some other location determined by the Executive Board.

The provisions of the preceding sentence apply mutatis mutandis to a person who has a right of usufruct or pledge over one ore more ordinary bearer shares and who can enforce those rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

In the notice for the General Meeting, the location where the statement of the Affiliated Institution should be filed shall be stipulated, as well as the latest day on which the notice to the Executive Board or the filing of the statement of the Affiliated Institution should occur; this day may not be earlier than the seventh day prior to the General Meeting.

20.7. The notice for a General Meeting will always set out the provisions referred to in paragraphs 3 and 6.

20.8. Only one person may be appointed as the proxy for a share.

20.9. Those persons who wish to be admitted to the General Meeting must present identification if so requested.

20.10. If one or more shares are held jointly, the joint owners may only be represented before the company by one person designated by the joint owners in writing. The provisions of the preceding sentence do not apply to shares that belong to a joint holding as referred to in the Securities Book-Entry Transfer Act. The person so designated is only allowed to attend the General Meeting if the written designation or a certified copy thereof is in the possession of the company at the latest on the day referred to in paragraph 3. This person is a proxy with regard to the application of paragraphs 2, 3 and 6.

Article 21.

21.1. Minutes will be taken of the matters dealt with in each meeting, unless a notarised report is made.

Adoption of the minutes will be evidenced by the signatures of the chairman and the secretary.

The notarised report or the minutes, as the case may be, will set out the number of shares represented at the meeting and the number of votes to be cast, based on the attendance register referred to in article 20 paragraph 2. The attendance register referred to in article 20 paragraph 2 does not form part of the notarised report or the minutes, as the case may be, and will not be made available to a shareholder unless the shareholder demonstrates that he has a reasonable interest in such register in order to check whether the meeting in question was conducted properly.

After execution of the notarial deed or, as the case may be, adoption of the minutes by the chairman and the secretary of the meeting in question, a copy of the notarised report or the minutes, as the case may be, will be available for inspection by the shareholders and other persons entitled to attend General Meetings at the office of the company.

21.2. The chairman of the meeting, the chairman of the Supervisory Board and the chairman of the Executive Board can, in the event of exceptional circumstances, instruct that a notarised report should be drawn up at the expense of the company.

21.3. All issues relating to admission to the General Meeting, the exercising of the voting right, the sounding of the feeling of the General Meeting regarding issues that are under consideration, the result of the votes or the soundings respectively, and all other issues

connected with the state of affairs in the meeting will be decided, at the highest level, by the chairman of the meeting in question.

21.4. The chairman of the meeting in question is authorised to allow persons other than shareholders and their representatives to attend the General Meeting.

Article 22.

22.1. The resolutions of the General Meeting will be passed by an absolute majority of the validly casted votes, unless these articles of association or the law prescribes a greater majority.

22.2. Every share that is represented at a meeting gives the right to cast one vote.

22.3. Blank votes and invalid votes will be deemed votes not cast.

Article 23.

23.1. Votes will be casted orally or, in the event of a party entitled to vote in a vote on appointment, suspension or dismissal of persons, desires such, respectively if the chairman of the meeting so determines, by secret ballot. Voting in another manner, for example by acclamation, is permitted if none of the parties entitled to vote objects to that.

23.2. If, with regard to the appointment of persons, no absolute majority is obtained in the first vote, a second free vote will be held. If again no absolute majority is obtained, there will be a new vote between the two persons who received the most votes.
Regarding such interim votes - not including the second free vote - there will be voted between the persons who obtained votes in the preceding voting, with the exception of the person who obtained the smallest number of votes in the preceding voting.
If the votes in an interim vote, as referred to in the preceding sentence, are tied regarding the person who obtained the smallest number of votes, the matter will be decided by lot. If in a voting between two persons the votes are tied, the matter will be decided by lot.

23.3. If a resolution relates to any matter other than the election of persons, no resolution will be passed if the votes are tied.

Meetings of holders of preference shares.

Article 24.

24.1. A meeting of holders of preference shares will be convened as often as the Executive Board and/or the Supervisory Board decide(s) and as often as a resolution of that meeting is required under these articles of association.
The meetings of holders of preference shares will be held in Amsterdam, Rotterdam or The Hague.

24.2. The notices for the meeting of holders of preference shares will be given in writing at the addresses referred to in article 9 paragraph 3 subject to a notice period of at least fourteen days, not counting the day of the notice and the day of the meeting.
The notice will set out the subjects to be discussed.
The meeting will be chaired by the chairman of the Supervisory Board, unless he or, in his absence, the Supervisory Board, appoints another chairman.
The chairman will appoint the secretary.

24.3. Article 20 paragraphs 2 and 3, article 21, article 22 and article 23 paragraph 1 will apply mutatis mutandis.

24.4. In a meeting in which the entire capital issued in the form of preference shares is represented, valid resolutions can be passed even if the rules relating to the place of the meeting, the method of notice, the term of notice and the subjects to be set out in the notice have not been complied with, provided such resolutions are passed by unanimous vote.

24.5. Holders of preference shares can pass all resolutions which they can pass in a meeting, outside a meeting.
Resolutions can only be passed outside meetings if the request for such procedure has been made by a member of the Executive Board or a supervisory director and all holders of preference shares vote in writing in favour of the resolution in question. The chairman of the Supervisory Board will note the resolution in the register of minutes of the meeting of holders of preference shares. The chairman will sign such note and read out the note at the next meeting of holders of preference shares; in addition, the documents evidencing the resolution will be kept in the register of minutes.

Financial year. Annual accounts.

Article 25.

25.1. The financial year is the calendar year.

25.2. Annually, within five months after the end of every financial year - subject to extension of this term by the General Meeting with a maximum of six months on the grounds of exceptional circumstances - the Executive Board will draw up the annual accounts and shall make these available at the office of the company for inspection by the shareholders and other persons entitled to attend General Meetings.
The annual accounts will be accompanied by the report referred to in article 19 paragraph 2 sub a, by the auditor's report referred to in article 26 and by the information referred to in article 2:392 paragraph 1 of the Dutch Civil Code, however, with regard to the latter information, only insofar as the provisions referred to apply to the company.
The annual accounts will be signed by all members of the Executive Board and all supervisory directors. If the signature of any of the foregoing is lacking, this fact will be stated, along with the reason therefor.

25.3. The company will ensure that the annual accounts, the annual report and the other information referred to in paragraph 2, are available for inspection at the office of the company and such other places designated by the Executive Board as of the day of notice until the day of the General Meeting on which said documents will be discussed.
The shareholders and other persons entitled to attend General Meetings can inspect the documents at the location(s) aforementioned and obtain a copy thereof free of charge.
The documents referred to in this paragraph will be made available for inspection by anyone; any person can obtain a copy of these documents for no more than cost price.

Auditor.

Article 26.

26.1. The General Meeting will instruct a registered auditor or another expert as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, both hereinafter referred to as "the auditor", to audit the annual accounts drawn up by the Executive Board in accordance with the provisions of article 2:393 paragraph 3 of the Dutch Civil Code.

The auditor will report his findings to the Supervisory Board and the Executive Board and will set out the results of his audit in an auditor's report.

The General Meeting can revoke the auditor's instruction at any time.

26.2. Both the Executive Board and the Supervisory Board can give instructions to the auditor referred to in paragraph 1 or another auditor at the expense of the company.

Profit and loss.

Article 27.

27.1. Out of the profit obtained in any financial year, the following dividend will first of all, if possible, be paid out on the preference shares namely the percentage of the compulsory amount paid up on said shares, as of commencement of the financial year for which the dividend is paid.

The above-mentioned percentage is equal to the average EURIBOR percentages to be fixed by the European Central Bank for short-term loans with a term of twelve months - weighted according to the number of days to which these percentages apply - during the financial year for which the dividend is paid, increased by a surcharge of no more than four hundred base points, to be determined by the Executive Board and approved by the Supervisory Board upon issue; by EURIBOR is meant Euro Interbank Offered Rate.

If, in the financial year for which the above-mentioned dividend is paid, the compulsory amount that must be paid up on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased, the dividend will be reduced or, if possible, increased by an amount equal to the above-mentioned percentage of the amount of the reduction or increase respectively, calculated as of the time of the reduction or the time when additional payment became compulsory. If, in the course of any financial year, there has been an issue of preference shares, then for that financial year the dividend on the preference shares will be reduced pro rata to the day of issue, whereby part of a month will be deemed a whole month.

If and insofar as the profit is not sufficient to the dividend referred to above in this paragraph in full, the deficit will be charged to the reserves.

27.2. In the event of cancellation with repayment of preference shares a dividend will be paid on the cancelled preference shares on the day of repayment, which dividend will be calculated as far as possible in accordance with the provisions of paragraph 1 and paragraph 3, calculated over the period as of the day for which a dividend as referred to in paragraph 1 and paragraph 3 was last paid - or, if the preference shares were issued after such day: as of the day of issue - until the day of repayment. The foregoing is without prejudice to the provisions of article 2:105 paragraph 4 of the Dutch Civil Code.

27.3. If, in any financial year, the profit referred to in paragraph 1 is not sufficient to pay the dividends referred to above in this article and furthermore no dividend is paid or only a partial dividend is paid from the reserves referred to in paragraph 1, in such way that the deficit is not paid out or is not paid out in full, then in the following financial years the preceding provisions of this article and the provisions of paragraph 4 will first apply after the deficit has been made up.

27.4. Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved by the Executive Board as it determines, subject to the approval of the

Supervisory Board.
Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares.

27.5. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefor following a proposal of the Executive Board.

27.6. Subject to the provisions of article 2:105 of the Dutch Civil Code and subject to the approval of the Supervisory Board, the Executive Board can pay an interim dividend, if and insofar as the profit permits such. Interim dividends may only exclusively be paid out on a particular class of shares.

27.7. Following a proposal of the Supervisory Board, the General Meeting can resolve to pay out dividends or reserves, in whole or in part, in the form of shares in the capital of the company or in the form of shares in the capital of companies in which the company has a participation, instead of in money.

27.8. The dividend or interim dividend will be announced in the manner referred to in article 9 paragraph 8.

Amendment of the articles of association; dissolution.

Article 28.

28.1. The General Meeting can only resolve to amend the articles of association or dissolve the company pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board.
Such a resolution requires a majority of at least two-thirds of the votes validly cast.

28.2. The notice convening the General Meeting in which a resolution to amend the articles of association is to be discussed, must mention this fact and a copy of said resolution, setting out the proposed amendment verbatim, must be available for inspection by the shareholders and other persons entitled to attend General Meetings at the office of the company as of the day of notice until the end of the meeting. They may obtain a copy of such resolution free of charge.

Liquidation.

Article 29.

29.1. In the event of dissolution, the company will be liquidated in accordance with the statutory provisions.

29.2. The provisions of these articles of association will remain in force as far as possible during the liquidation.

29.3. The remainder of the capital of the company after payment of all debts and the costs of liquidation will be divided as follows:

a. first of all, as far as possible, to the holders of preference shares, the nominal amount paid up on their preference shares, increased by the amount withheld pursuant to article 27 and increased by an amount equal to the percentage of the nominal amount referred to in article 27, calculated over the period commencing on the first day of the most recently fully-expired financial year preceding the dissolution and terminating on the day of the payment of the dividend on preference shares referred to in this article, provided that all dividends that have

been paid on the preference shares over this period will be deducted from the payment pursuant to this paragraph;

b. the remaining amount will then be paid out the holders of ordinary shares, in proportion to the number of ordinary shares that each such shareholder possesses.

29.4. For seven years after the company has ceased to exist, the books and documents of the company will remain in the custody of the person so designated by the liquidators.

Transitorial Provision I.

Subshares.

Article 30.

30.1. As of the twenty-ninth day of June two thousand and two, the ordinary shares with a par value of fifty eurocents (EUR 0,50) that were held immediately before that date by a shareholder, are combined into such number of ordinary shares, each share with a par value of one euro (EUR 1), which is equal to the result of the number of ordinary shares with a par value of fifty eurocents (EUR 0,50) held by a respective shareholder, divided by two, taking into account that, if from such a division a fraction of half (0.5) a share results, such half (0.5) share forms a subshare of an ordinary share with a par value of fifty eurocents (EUR 0,50).

30.2. If and so long as one or more subshares of ordinary shares as referred to above in this article are outstanding, the provisions of paragraphs 3 up to and including 8 are applicable.

30.3. Each subshare has a par value of fifty eurocents (EUR 0,50), which subshares are in registered form.

30.4. Without prejudice to the other provisions of this article, the provisions of Chapter 4 of Book 2 of the Dutch Civil Code regarding shares and shareholders are mutatis mutandis applicable to subshares and holders of subshares, to the extent not otherwise provided for in those provisions.

30.5. The provisions of these articles of association regarding ordinary shares and holders of ordinary shares respectively are applicable to subshares of ordinary shares, to the extent not otherwise provided for in those provisions and/or the provisions of paragraphs 6 and 7.

30.6. A holder of a subshare may together with another holder of a subshare exercise the voting and meeting rights attached to an ordinary share. These rights are exercised either by one of them authorised in writing by the other holder of a subshare, or by a proxyholder, authorised in writing by both holders of a subshare.

30.7. Each holder of a subshare is entitled to half of the dividend distributed to which a holder of one ordinary share is entitled.

30.8. If a holder of a subshare acquires another subshare, the two subshares held by him will be combined by virtue of law into one registered ordinary share with a par value of one euro (EUR 1).

A shareholder will not be charged with costs relating to such combination.

Transitorial Provision II.

Article 31.

Without prejudice to the provisions of these articles of association, a proposal of the Executive

Board to grant approval to a proposal of the board of the foundation: Stichting Parkeeraandelen Vopak, with seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of such foundation or to dissolve such foundation, is subject to the prior approval of the Supervisory Board. The resolution of the Supervisory Board must be passed unanimously in a meeting in which all supervisory directors are present or represented. This article will lapse if the aforementioned Stichting Parkeeraandelen Vopak has been dissolved or has otherwise ceased to exist.

82-34796



UNIVAR N.V.
AMENDMENT ARTICLES OF ASSOCIATION
UNOFFICIAL TRANSLATION

CURRENT ARTICLES OF ASSOCIATION	PROPOSAL DATED 18 NOVEMBER 2004	COMMENTS
Name. Registered office.	**Name. Registered office.**	
Article 1.	**Article 1.**	
The company bears the name: Univar N.V. and has its registered office in Rotterdam.	The company bears the name: Univar N.V. and has its registered office in Rotterdam.	
Objectives.	**Objectives.**	
Article 2.	**Article 2.**	
The objectives of the company are the participation in, the financing and management of other companies, of any nature whatsoever, the providing of services and the operating of sites, buildings and installations, both for its own account and for the account of or with third parties and the carrying out of all activities that are connected with the above or could be beneficial thereto or are desirable or necessary for the performance thereof, all in the broadest sense, including guaranteeing the debts of others.	The objectives of the company are the participation in, the financing and management of other companies, of any nature whatsoever, the providing of services and the operating of sites, buildings and installations, both for its own account and for the account of or with third parties and the carrying out of all activities that are connected with the above or could be beneficial thereto or are desirable or necessary for the performance thereof, all in the broadest sense, including guaranteeing the debts of others.	
	Capital.	

Current text	Proposed text	Explanation
Capital.		
Article 3.	**Article 3.**	
3.1. The authorised share capital of the company amounts to one hundred and twenty million euro (EUR 120,000,000), divided into: - eighty million (80,000,000) ordinary shares, each with a nominal value of fifty eurocents (EUR 0,50); - one hundred and twenty million (120,000,000) cumulative preference shares, each with a nominal value of fifty eurocents (EUR 0,50); - twenty million (20,000,000) cumulative financing preference shares, each with a nominal value of fifty eurocents (EUR 0,50), divided into eight million (8,000,000) series 1 shares, four million seven hundred thousand (4,700,000) series 2 shares and ten series numbered from 3 to 12 each of seven hundred and thirty thousand (730,000) shares.	3.1. The authorised share capital of the company amounts to sixty-four million euro (EUR 64,000,000), divided into: - thirty-two million (32,000,000) ordinary shares, each with a nominal value of one euro (EUR 1); - thirty-two million (32,000,000) cumulative preference shares, each with a nominal value of one euro (EUR 1).	3.1. The financing preference shares (the "finprefs") will be cancelled, so all references in the articles of association thereto will be deleted. The two remaining classes of shares - ordinary shares and cumulative preference shares (the "cumprefs") - will have equal numbers in the authorised share capital because of the option of Stichting Univar to acquire cumprefs.
3.2. Where in these articles of association reference is made to shares and shareholders, such references include the ordinary shares, the cumulative financing preference shares and the cumulative preference shares, respectively the holders	3.2. Where in these articles of association reference is made to shares and shareholders, such references include the ordinary shares and the cumulative preference shares, respectively the holders of ordinary shares and the holders of cumulative preference shares, unless the	3.2. Changes because of cancellation finprefs.

	of ordinary shares, the holders of cumulative financing preference shares and the holders of cumulative preference shares, unless the contrary expressly appears. The cumulative preference shares will hereinafter be referred to as preference shares. The cumulative financing preference shares will hereinafter be referred to as financing preference shares. The series into which financing preference shares have been sub-divided are to be deemed as separate types of shares for the provisions of these articles of association.		contrary expressly appears. The cumulative preference shares will hereinafter be referred to as preference shares.
3.3.	Upon issue of a particular series of financing preference shares of which no shares have previously been issued, the body authorised to make the issue can resolve to issue more shares of that particular series than the number of the series in question included in the authorised capital, whereby the maximum number of shares of the series in question that can be issued will be equal to the total number of financing preference shares included in the authorised capital of the series which have not yet been issued.	3.3.	(old) Deleted because of cancellation finprefs.
3.4.	If, following an issue, more financing preference shares of a particular series are issued than the number into which the	3.4.	(old) Deleted because of cancellation finprefs.

authorised capital is divided, the number of financing shares of the issued series included in the authorised capital will be increased by the number of shares by which the number of issued shares of that series exceeded the number of shares set out in the authorised capital for that series at the time of issue, while the number of shares of the financing preference shares set out in the authorised capital which have not been issued will be reduced by this number. Such reduction will be pro rata to the number of shares of that series included in the authorised capital at the time of the issue in question, subject to the provisions of the last sentence of this paragraph.

If, upon issue, less financing preference shares of a particular series are issued than included in the authorised capital, the number of financing preference shares of the series issued included in the authorised capital will be reduced to the number of shares of that series which have been issued and the number of financing preference shares of each series included in the authorised capital of which no shares have yet been issued will be increased by the number by which the series of issued shares has been reduced. Such reduction

will be pro rata to the number of shares of that series included in the authorised capital at the time of the issue in question, subject to the provisions of the last sentence of this paragraph.
Following an issue of financing preference shares of a particular series, such number of shares must be issued that the above-mentioned increase or, as the case may be, reduction in the number of the other series of financing preference shares in the authorised capital, of which shares had not yet been issued, has the effect that the number of financing preference shares of each series included in the authorised capital, of which shares have not yet been issued, is equal in absolute numbers.

Issue of shares.

Article 4.

4.1. The general meeting of shareholders - hereinafter called: the General Meeting - or the Executive Board, if so designated by the General Meeting, will resolve to issue shares; a resolution to issue shares can only be passed with the approval of the Supervisory Board.

A resolution to issue shares may only concern such a number of ordinary shares

Issue of shares.

Article 4.

4.1. The general meeting of shareholders - hereinafter called: the General Meeting - or the Executive Board, if so designated by the General Meeting with the approval of the Supervisory Board, will resolve to issue shares; a resolution to issue shares can only be passed with the approval of the Supervisory Board.
A resolution to issue shares may only concern such a number of ordinary shares that the total number of issued ordinary

4.1. A resolution to designate is also made subject to the approval of the supervisory board.

that the total number of issued ordinary shares after the effectuation of the issuance of those ordinary shares, increased by the number of ordinary shares that the company is at any time obliged to transfer to third parties, based on rights granted to third parties at that time to acquire ordinary shares, does not exceed the number of ordinary shares included in the authorised share capital of the company after the effectuation of such an issuance of ordinary shares.

As long as the Executive Board is designated as authorised to resolve to issue shares, the General Meeting cannot pass resolutions in this respect.

4.2. The General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, determine the issue price - which, subject to the provisions of article 2:80, paragraph 2 of the Dutch Civil Code, may not be below par - and the further conditions of issue, subject to any other relevant provisions in these articles of association.

4.3. For the validity of a resolution of the General Meeting to issue or to designate the Executive Board, as set out above, such resolution also requires a prior or

shares after the effectuation of the issuance of those ordinary shares, increased by the number of ordinary shares that the company is at any time obliged to transfer to third parties, based on rights granted to third parties at that time to acquire ordinary shares, does not exceed the number of ordinary shares included in the authorised share capital of the company after the effectuation of such an issuance of ordinary shares.

As long as the Executive Board is designated as authorised to resolve to issue shares, the General Meeting cannot pass resolutions in this respect.

4.2. The General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, determine the issue price - which, subject to the provisions of article 2:80 paragraph 2 of the Dutch Civil Code, may not be below par - and the further conditions of issue, subject to any other relevant provisions in these articles of association.

4.3. For the validity of a resolution of the General Meeting to issue or to designate the Executive Board, as set out above, such resolution also requires a prior or simultaneous favourable resolution of every

	simultaneous favourable resolution of every group of shareholders of the same class whose rights will be affected by the issue, in addition to the approval of the Supervisory Board.	group of shareholders of the same class whose rights will be affected by the issue, in addition to the approval of the Supervisory Board.	
4.4.	The preceding paragraphs apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply to the issue of shares to any person who is exercising a previously acquired right to subscribe for shares.	4.4. The preceding paragraphs apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply to the issue of shares to any person who is exercising a previously acquired right to subscribe for shares.	
4.5.	If and insofar as the Executive Board is designated as having authority to resolve to issue shares, they will not make any decision to issue preference shares that results or will result in the number of preference shares issued to third parties amounting to more than one hundred percent of the total nominal amount of the other shares issued before such issue, if shares amounting to more than seventy percent of the issued share capital have, with the co-operation of the company, been transferred for the purpose of administration to an administrative agent, unless a statement as referred to in article 10A, paragraph 8, is issued. The Executive Board can only grant the right to subscribe for preference shares,		4.5. (old) Deleted because of cancellation finprefs.

whereby the authorised person can acquire, in the form of preference shares, more than one hundred percent of the total nominal amount of the other issued shares before such issue, if the grant of such right is subject thereto that this right to the aforementioned one hundred percent can be exercised unconditionally and that, if as a result of the exercise of this right the aforementioned one hundred percent is exceeded, this is only possible if the percentage of the remaining shares that, at the time of the exercise of the right, has with the co-operation of the company been transferred to an administrative agent, amounts to less than seventy, unless the statement as referred to in article 10A, paragraph 8, has been issued, in which case the condition as described above can be treated as having been lapsed.

4.6. If and insofar as the Executive Board is designated as having authority to resolve to issue shares, in the event of an issue of preference shares, including the granting of a right to subscribe for preference shares, but not the issue of preference shares pursuant to the exercise of such option:

a. the Executive Board is obliged, within four weeks after such issue, to

4.5. If and insofar as the Executive Board is designated as having authority to resolve to issue shares, in the event of an issue of preference shares, including the granting of a right to subscribe for preference shares, but not the issue of preference shares pursuant to the exercise of such option:

a. the Executive Board is obliged, within four weeks after such issue, to convene a General Meeting in which

4.5. Article 4.6. (old) renumbered.

convene a General Meeting in which the reasons for the issue will be explained, unless such explanation has been given in a General Meeting prior to the issue;

b. such issue requires the prior approval of the General Meeting for the case in question, if (i) as a result of such issue (ii) and/or as a result of the previous issue of preference shares by the Executive Board, without the aforementioned approval, such number of preference shares can be subscribed for and/or issued that the total nominal amount of preference shares issued by the Executive Board, without the aforementioned approval of the General Meeting, is more than one hundred percent of the total nominal amount of the other issued shares before such issue.

If preference shares are issued pursuant to a resolution to issue, or pursuant to a resolution to grant a right to subscribe for shares passed by the Executive Board without the prior approval of the General Meeting, the Executive Board is obliged to convene a General Meeting within two

the reasons for the issue will be explained, unless such explanation has been given in a General Meeting prior to the issue;

b. such issue requires the prior approval of the General Meeting for the case in question, if (i) as a result of such issue (ii) and/or as a result of the previous issue of preference shares by the Executive Board, without the aforementioned approval, such number of preference shares can be subscribed for and/or issued that the total nominal amount of preference shares issued by the Executive Board, without the aforementioned approval of the General Meeting, is more than one hundred percent of the total nominal amount of the other issued shares before such issue.

If preference shares are issued pursuant to a resolution to issue, or pursuant to a resolution to grant a right to subscribe for shares passed by the Executive Board without the prior approval of the General Meeting, the Executive Board is obliged to convene a General Meeting within two years after such issue and to make a

years after such issue and to make a proposal in such meeting regarding the repurchase and/or cancellation of said issued preference shares. If, in said meeting, no resolution is passed to repurchase and/or cancel the preference shares, the Executive Board is obliged to again convene a General Meeting every two years after the above-mentioned proposal has been made in order to make such a proposal again. Said obligation will no longer exist if the shares in question are no longer issued or are no longer held by a party other than the company, as the case may be.

Payment.

Article 5.

5.1. Ordinary shares and financing preference shares will only be issued against full payment; preference shares can be issued against partial payment, subject thereto that the compulsory portion of the nominal amount to be paid must be the same for each preference share, regardless of when it was issued, and that when subscribing for the share, at least one-quarter of the nominal amount must be paid up.

5.2. Subject to the approval of the Supervisory Board, the Executive Board can resolve on

proposal in such meeting regarding the repurchase and/or cancellation of said issued preference shares. If, in said meeting, no resolution is passed to repurchase and/or cancel the preference shares, the Executive Board is obliged to again convene a General Meeting every two years after the above-mentioned proposal has been made in order to make such a proposal again. Said obligation will no longer exist if the shares in question are no longer issued or are no longer held by a party other than the company, as the case may be.

Payment.

Article 5.

5.1. Ordinary shares will only be issued against full payment; preference shares can be issued against partial payment, subject thereto that the compulsory portion of the nominal amount to be paid must be the same for each preference share, regardless of when it was issued, and that when subscribing for the share, at least one-quarter of the nominal amount must be paid up.

5.2. Subject to the approval of the Supervisory Board, the Executive Board can resolve on which day and up to which amount further

5.1. Changes because of cancellation finprefs.

Current text	Proposed text	Explanation
which day and up to which amount further payment must be made with regard to preference shares which have not been fully paid up. The Executive Board will immediately notify the holders of preference shares of such resolution; there must be at least thirty days between the day of the notice and the day on which payment is to be made.	payment must be made with regard to preference shares which have not been fully paid up. The Executive Board will immediately notify the holders of preference shares of such resolution; there must be at least thirty days between the day of the notice and the day on which payment is to be made.	
5.3. Without the prior approval of the General Meeting, but subject to the approval of the Supervisory Board, the Executive Board is authorised to perform juridical acts relating to contribution for shares other than in the form of money.	5.3. Without the prior approval of the General Meeting, but subject to the approval of the Supervisory Board, the Executive Board is authorised to perform legal acts relating to contribution for shares other than in the form of money.	5.3. Textual.
Preferential right. **Article 6.**	**Preferential right.** **Article 6.**	
6.1. Subject to the restriction or exclusion of the preferential right as referred to in article 2:96a, paragraph 6 of the Dutch Civil Code, upon the issue of ordinary shares and financing preference shares every holder of ordinary shares and every holder of financing preference shares has a preferential right in relation to the shares to be issued proportional to the total amount of his ordinary shares and financing preference shares. Holders of preference shares do not have any preferential right to	6.1. Subject to the restriction or exclusion of the preferential right as referred to in article 2:96a paragraph 6 of the Dutch Civil Code, upon the issue of ordinary shares every holder of ordinary shares has a preferential right in relation to the shares to be issued proportional to the total amount of his ordinary shares. Holders of preference shares do not have any preferential right to shares to be issued. Holders of ordinary shares do not have any preferential right to preference shares to be issued.	6.1. Changes because of cancellation finprefs.

	Current text		Proposed text		Explanation
	shares to be issued. Holders of ordinary shares and holders of financing preference shares do not have any preferential right to preference shares to be issued.				
6.2.	Upon the issue of ordinary shares or financing preference shares, there is no preferential right with regard to shares which are issued for any contribution other than money.	6.2.	Upon the issue of ordinary shares, there is no preferential right with regard to shares which are issued for any contribution other than money.	6.2.	Changes because of cancellation finprefs.
6.3.	Without prejudice to the provisions of article 2:96a of the Dutch Civil Code, the General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, when passing the resolution to issue determine in what manner and within what time period the preferential right can be exercised.	6.3.	Without prejudice to the provisions of article 2:96a of the Dutch Civil Code, the General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, when passing the resolution to issue determine in what manner and within what time period the preferential right can be exercised.		
6.4.	The company will announce both the issue which is subject to preferential rights and the time period during which such rights can be exercised in the Staatscourant (Netherlands Government Gazette), in a national daily newspaper and in the Official Price List of Euronext Amsterdam N.V. in Amsterdam. The preferential right can be exercised during a period of at least two weeks after the announcement in the Staatscourant has been made.	6.4.	The company will announce both the issue which is subject to preferential rights and the time period during which such rights can be exercised in the Staatscourant (Netherlands Government Gazette), in a national daily newspaper and in the Official Price List of Euronext Amsterdam N.V. The preferential right can be exercised during a period of at least two weeks after the announcement in the Staatscourant has been made.	6.4.	Textual.
		6.5.	Restriction or exclusion of the preferential		

Article	Current text	Article	Proposed text	Article	Explanation
6.5.	Restriction or exclusion of the preferential right will take place by virtue of a resolution of the General Meeting, unless the Executive Board is authorised to pass such resolution. The General Meeting can resolve to grant to the Executive Board such authority for a fixed term of no more than eighteen months. However, such designation is only permitted if the Executive Board has also been or is designated at the same time as the body authorised to issue shares. The designation can be extended for a maximum period of eighteen months per extension. The designation will only be effective as long as the Executive Board is the body authorised to issue shares. Unless otherwise stipulated upon designation, said authority cannot be revoked.		right will take place by virtue of a resolution of the General Meeting with the approval of the Supervisory Board, unless the Executive Board is authorised to pass such resolution, which resolution is subject to the approval of the Supervisory Board. The General Meeting can, subject to the approval of the Supervisory Board, resolve to grant to the Executive Board such authority for a fixed term of no more than eighteen months. However, such designation is only permitted if the Executive Board has also been or is designated at the same time as the body authorised to issue shares. The designation can be extended for a maximum period of eighteen months per extension. The designation will only be effective as long as the Executive Board is the body authorised to issue shares. Unless otherwise stipulated upon designation, said authority cannot be revoked.	6.5.	As is the case in article 4.1 (resolution to issue shares) these resolutions are made subject to the approval of the supervisory board.
6.6.	When granting rights to subscribe for ordinary shares, the holders of ordinary shares respectively financing preference shares have a preferential right; the	6.6.	When granting rights to subscribe for shares, the shareholders have a preferential right in accordance with paragraph 1; the preceding provisions of this article apply mutatis mutandis.	6.6.	Changes because of cancellation finprefs. Textual corrections to bring this in line with article 6.1.

Current text	Proposed text	Explanation
preceding provisions of this article apply mutatis mutandis. shareholders do not have a preferential right to shares that are issued to a person who is exercising a previously acquired right to subscribe for shares.	Shareholders do not have a preferential right to shares that are issued to a person who is exercising a previously acquired right to subscribe for shares.	
Purchase of own shares / right of pledge over own shares.	**Purchase of own shares / right of pledge over own shares.**	
Article 7.	**Article 7.**	
7.1. a. With the authorisation of the General Meeting and the Supervisory Board and without prejudice to the other provisions of articles 2:98 and 2:98d of the Dutch Civil Code, the Executive Board can acquire paid up shares in its own capital for valuable consideration. Such acquisition is however only permitted if:	7.1. a. With the authorisation of the General Meeting and upon the approval of the Supervisory Board and without prejudice to the other provisions of articles 2:98 and 2:98d of the Dutch Civil Code, the Executive Board can acquire paid up shares in its own capital for valuable consideration. Such acquisition is however only permitted if:	7.1. Textual changes. The expression "authorisation" (in Dutch: machtiging) is in the law used for the general meeting of shareholders (the "general meeting"). For a supervisory board the expression "approval" (in Dutch: goedkeuring) is appropriate.
(i) the equity of the company, decreased by the acquisition price of the shares to be acquired, is no less than the paid up and called up share of the capital, increased by the reserves which must be maintained by law;	(i) the equity of the company, decreased by the acquisition price of the shares to be acquired, is no less than the paid up and called up part of the share capital, increased by the reserves which must be maintained by law;	
(ii) the nominal amount of the shares to be acquired and of the shares in its own capital	(ii) the nominal amount of the shares to be acquired and of the shares in its own capital held by the company itself or	

held by the company itself or over which it has a right of pledge or which are held by a subsidiary is not more than one-tenth of the issued capital.

With regard to the requirement referred to under (i), the size of the equity according to the most recently adopted balance sheet, decreased by the acquisition price for shares in the capital of the company and dividends from profit or reserves to others, which the company or its subsidiaries owed to others after the balance sheet date, is decisive. If more than six months after a financial year have elapsed, without the annual accounts having been adopted, acquisition in accordance with this paragraph is not permitted.

b. The General Meeting must stipulate in the authorisation, which will be valid for a maximum period of eighteen months, how many and what class of shares may be acquired, how they may be acquired and the limits within which the price must fall.

The authorisation referred to in this

over which it has a right of pledge or which are held by a subsidiary is not more than one-tenth of the issued capital.

With regard to the requirement referred to under (i), the size of the equity according to the most recently adopted balance sheet, decreased by the acquisition price for shares in the capital of the company and dividends from profit or reserves to others, which the company or its subsidiaries owed to others after the balance sheet date, is decisive. If more than six months after a financial year have elapsed, without the annual accounts having been adopted, acquisition in accordance with this paragraph is not permitted.

b. The General Meeting must stipulate in the authorisation, which will be valid for a maximum period of eighteen months, how many and what class of shares may be acquired, how they may be acquired and the limits within which the price must fall.

c. The authorisation by the General Meeting referred to in this paragraph

	Current text		Proposed text		Explanation
	paragraph above is not required insofar as the company acquires its own shares for transfer to employees of either the company or a legal entity with which the company is connected in a group, pursuant to a scheme to this effect.		above is not required insofar as the company acquires its own shares for transfer to employees of either the company or a legal entity with which the company is connected in a group, pursuant to a scheme to this effect.		
7.2.	The Executive Board can only pass resolutions to alienate shares in its own capital acquired by the company with the approval of the Supervisory Board. Articles 4, 5 and 6 apply mutatis mutandis to such alienation, subject thereto that the alienation may also take place below par and the authority to limit or exclude the preferential right is accorded to the Executive Board, subject to the approval of the Supervisory Board.	7.2.	The Executive Board can only pass resolutions to alienate shares in the company's own capital acquired by the company with the approval of the Supervisory Board. Articles 4, 5 and 6 apply mutatis mutandis to such alienation, subject thereto that the alienation may also take place below par and the authority to limit or exclude the preferential right is accorded to the Executive Board, subject to the approval of the Supervisory Board.	7.2.	Textual.
7.3.	If depository receipts of shares in the company are issued, such depository receipts will be deemed the same as shares for the application of the provisions of the preceding paragraphs.	7.3.	If depository receipts of shares in the company are issued, such depository receipts will be deemed the same as shares for the application of the provisions of the preceding paragraphs.		
7.4.	The company cannot derive a right to any dividend from shares in its capital which it holds itself or with respect to which it has the right of usufruct. The company can also	7.4.	The company cannot derive a right to any dividend from shares in its capital which it holds itself or with respect to which it has the right of usufruct. The company can also not derive a right to any dividends from	7.4.	Textual.

not derive a right to any dividends from shares in its own capital if it holds the depository receipts thereof or it is entitled to a right of usufruct with respect to such depository receipts.
Shares from which the company does not derive any dividend pursuant to the preceding paragraph will not be counted when calculating the profit allocation.

7.5. No vote can be casted in the General Meeting with respect to a share that belongs to the company or a subsidiary, nor with respect to a share with respect to which one of the foregoing holds depository receipts.
Usufructuaries and pledgees of shares which belong to the company or a subsidiary are however not excluded from exercising their voting rights, if the right of usufruct or pledge was established before the share belonged to the company or a subsidiary. Neither the company nor any subsidiary can cast a vote with respect to a share over which it has a right of usufruct or pledge.
When determining the extent to which the shareholders vote, are present or represented or the extent to which the share capital is supplied or represented, no

shares in its own capital if it holds the depository receipts thereof or if it is entitled to a right of usufruct with respect to such depository receipts.
Shares from which the company does not derive any dividend pursuant to the preceding sentences will not be counted when calculating the profit allocation.

7.5. No vote can be casted in the General Meeting with respect to a share that belongs to the company or a subsidiary, nor with respect to a share with respect to which one of the foregoing holds depository receipts.
Usufructuaries and pledgees of shares which belong to the company or a subsidiary are however not excluded from exercising their voting rights, if the right of usufruct or pledge was established before the share belonged to the company or a subsidiary. Neither the company nor any subsidiary can cast a vote with respect to a share over which it has a right of usufruct or pledge.
When determining the extent to which the shareholders vote, are present or represented or the extent to which the share capital is supplied or represented, no account will be taken of shares with respect

Current text	Proposed text	Explanation
account will be taken of shares with respect to which the law or the articles of association have determined that no vote may be casted.	to which the law or the articles of association have determined that no vote may be casted.	
7.6. Subject to the other relevant provisions of article 2:89a, paragraph 1 of the Dutch Civil Code, the company can only acquire a right of pledge over own shares and/or depository receipts thereof insofar as the nominal amount of the own shares and/or depository receipts over which the right of pledge is to be granted or own shares and/or depository receipts already held or over which a right of pledge is already held is no more than one-tenth of the issued capital.	7.6. Subject to the other relevant provisions of article 2:89a paragraph 1 of the Dutch Civil Code, the company can only acquire a right of pledge over own shares and/or depository receipts thereof insofar as the nominal amount of the own shares and/or depository receipts over which the right of pledge is to be granted or own shares and/or depository receipts already held or over which a right of pledge is already held is no more than one-tenth of the issued capital.	
Reduction of capital. **Article 8.**	**Reduction of capital.** **Article 8.**	
Subject to the provisions of article 2:99 of the Dutch Civil Code, the General Meeting can resolve to reduce the issued capital by cancelling shares or by reducing the amount of the shares by amendment of the articles of association. Such resolution must designate the shares to which the resolution relates and the implementation of the resolution must be set out therein.	Subject to the provisions of article 2:99 of the Dutch Civil Code, the General Meeting can resolve to reduce the issued capital by cancelling shares or by reducing the amount of the shares by amendment of the articles of association. Such resolution must designate the shares to which the resolution relates and the implementation of the resolution must be set out therein.	8. Changes because of cancellation finprefs.
Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay as referred to in article 2:99 of the Dutch Civil	Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay as referred to in article 2:99 of the Dutch Civil Code can also take place exclusively with regard to	

Code can also take place exclusively with regard to ordinary shares or exclusively with regard to preference shares or exclusively with regard to all respective series of financing preference shares.	ordinary shares or exclusively with regard to preference shares.	
A partial repayment or release must take place proportionally on all shares involved. Deviation from the proportionality requirement is permitted with the consent of all shareholders involved.	A partial repayment or release must take place proportionally on all shares involved. Deviation from the proportionality requirement is permitted with the consent of all shareholders involved.	
In the event of cancellation with repayment of all respective series of financing preference shares, with regard to the relevant shares of a series: a. the amount paid up on the shares in question will be paid back including an amount equal to the amount paid up on, or, as the case may be, allocated to, said shares as share premium; b. a dividend will be paid in accordance with the provisions of article 27, paragraph 11.		
Register of shareholders / share certificates. **Article 9.**	**Register of shareholders / share certificates.** **Article 9.**	
9.1. The financing preference shares and the preference shares are registered shares. The preference shares are consecutively numbered from P1 onwards. Each series of financing preference shares has a series specification and is consecutively numbered from 1 onwards.	9.1. The preference shares are registered shares. The preference shares are consecutively numbered from P1 onwards.	9.1. Changes because of cancellation finprefs. Reference to article 10 for bearer shares.
At the discretion of the holder, ordinary shares will be either registered shares or	At the discretion of the holder, ordinary shares will be either registered shares or bearer shares. Article 10 applies to bearer	

	bearer shares. The Executive Board will determine the numbering and other specifications of the ordinary shares.		shares. The Executive Board will determine the numbering and other specifications of the ordinary shares.		
9.2.	No share certificates will be issued for registered shares.	9.2.	No share certificates will be issued for registered shares.		
9.3.	The Executive Board will maintain a register setting out the names and addresses of all holders of registered shares, stating the amount paid up on each share and any other information required by law. The register will also record the amount paid up as premium on financing preference shares. The register will also set out the names and addresses of those persons who have a right of usufruct or pledge over registered shares, stating whether they are entitled to the rights attached to the shares in accordance with paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code and if so, which rights.	9.3.	The Executive Board will maintain a register setting out the names and addresses of all holders of registered shares, stating the amount paid up on each share and any other information required by law. The register will also set out the names and addresses of those persons who have a right of usufruct or pledge over registered shares, stating whether they are entitled to the rights attached to the shares in accordance with paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code and if so, which rights.	9.3.	Changes because of cancellation finprefs.
9.4.	The register will be regularly updated; a notation will be made of every discharge from liability for non paid-up shares. Every notation in the register will be signed by a member of the Executive Board or by a person so authorised by the Board in	9.4.	The register will be regularly updated; a notation will be made of every discharge from liability for non paid-up shares. Every notation in the register will be signed by a member of the Executive Board or by a person so authorised by the Executive Board in writing.	9.4.	Textual.

writing.

9.5. Upon request, the Executive Board will give the holder of a registered share and a registered usufructuary and pledgee an excerpt from the register relating to his entitlement to a registered share free of charge.
If a share is subject to a right of usufruct or pledge, the excerpt will state who is entitled to the rights set out in paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

9.6. The Executive Board will make the register available at the office of the company for inspection by the shareholders as well as the usufructuaries and pledgees who are entitled to the rights referred to in paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.
The preceding sentence does not apply to the part of the register that is maintained outside the Netherlands in order to comply with legislation or stock exchange regulations in such other country.
The information contained in the register regarding non paid-up preference shares may be inspected by any person; a copy or excerpt of said information will be supplied for no more than cost price.

9.5. Upon request, the Executive Board will give the holder of a registered share and a registered usufructuary and pledgee an excerpt from the register relating to his entitlement to a registered share free of charge.
If a share is subject to a right of usufruct or pledge, the excerpt will state who is entitled to the rights set out in paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

9.6. The Executive Board will make the register available at the office of the company for inspection by the shareholders as well as the usufructuaries and pledgees who are entitled to the rights referred to in paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.
The preceding sentence does not apply to the part of the register that is maintained outside the Netherlands in order to comply with legislation or stock exchange regulations in such other country.
The information contained in the register regarding non paid-up preference shares may be inspected by any person; a copy or excerpt of said information will be supplied for no more than cost price.

9.7. Every holder of a registered share and

9.7.	Every holder of a registered share and every person who has a right of usufruct or pledge over registered shares is obliged to inform the Executive Board of his address.		every person who has a right of usufruct or pledge over registered shares is obliged to inform the Executive Board of his address.		
9.8.	All notices and summonses to shareholders or those persons who have a right of usufruct or pledge over shares and who can enforce those rights in accordance with paragraphs 2 to 4 inclusive of articles 2:88 and 2:89 of the Dutch Civil Code, will be given or made by means of an advertisement which will be placed in at least one nationally distributed daily newspaper, as well in the Official Price Listing of the public limited liability company: Euronext Amsterdam N.V., as well as - if applicable - in such manner as is required in connection with the listing of shares in the company on one or more other stock exchanges, unless these articles of association stipulate otherwise.	9.8.	All notices and summonses to shareholders or those persons who have a right of usufruct or pledge over shares and who can enforce those rights in accordance with paragraphs 2 to 4 inclusive of articles 2:88 and 2:89 of the Dutch Civil Code, will be given or made by means of an advertisement which will be placed in at least one nationally distributed daily newspaper, as well in the Official Price List of Euronext Amsterdam N.V., as well as - if applicable - in such manner as is required in connection with the listing of shares in the company on one or more other stock exchanges, unless these articles of association stipulate otherwise.	9.8.	Textual.
9.9.	Unless the law stipulates otherwise, the transfer of registered shares or the transfer of a limited right thereto requires a deed executed for that purpose and, except in the event that the company is itself a party to the juridical transaction, written acknowledgement by the company of the transfer. The acknowledgement will be	9.9.	Unless the law stipulates otherwise, the transfer of registered shares or the transfer of a limited right thereto requires a deed executed for that purpose and, except in the event that the company is itself a party to the transaction, written acknowledgement by the company of the transfer. The acknowledgement will be effected in the deed or in a dated statement	9.9.	Textual.

effected in the deed or in a dated statement containing the acknowledgement in the deed or on a copy or excerpt thereof certified by the alienating party or a notary. Acknowledgement is the same as service of the deed or such copy or excerpt on the company.

If the transfer relates to non paid-up shares, acknowledgement can only take place if the deed bears a fixed date.

9.10. The provisions of paragraph 9 apply mutatis mutandis to the establishment and waiver of a limited right to registered shares.

Definitions and share certificate for ordinary bearer shares.

Article 10.

10.1. The following terms will have the following meaning in this article and elsewhere in these articles of association unless the contrary is expressly stipulated:

Affiliated Institution: an institution that has been admitted as an affiliated institution pursuant to the Securities Book-Entry Transfer Act (Wet giraal effectenverkeer) and that can maintain a collective deposit as referred to in said Act;

containing the acknowledgement in the deed or on a copy or excerpt thereof certified by the alienating party or a notary. Acknowledgement is the same as service of the deed or such copy or excerpt on the company.

If the transfer relates to non paid-up shares, acknowledgement can only take place if the deed bears a fixed date.

9.10. The provisions of paragraph 9 apply mutatis mutandis to the establishment and waiver of a limited right to registered shares.

Definitions and share certificate for ordinary bearer shares.

Article 10.

10.1. The following terms will have the following meaning in this article and elsewhere in these articles of association unless the contrary is expressly stipulated:

Affiliated Institution : an institution that has been admitted as an affiliated institution pursuant to the Securities Book-Entry Transfer Act (Wet giraal effectenverkeer) and that can maintain a

10. (most paragraphs) Textual. The Dutch institution Necigef is in this role in relation to a "global" share certificate more commonly referred to as Euroclear.

Participant: a participant in the collective deposit as referred to in the Securities Book-Entry Transfer Act;

Necigef: the central institution referred to in the Securities Book-Entry Transfer Act. On the date of execution of this deed, the designated central institution is: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

10.2. All ordinary bearer shares will be embodied in one share certificate.

10.3. When subscribing to ordinary shares to be

collective deposit as referred to in said Act;

Participant : a participant in the collective deposit as referred to in the Securities Book-Entry Transfer Act;

Euroclear : the central institution referred to in the Securities Book-Entry Transfer Act. On the date of execution of this deed, the designated central institution is: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. in Amsterdam with the trade name Euroclear Nederland.

10.2. All ordinary bearer shares will be embodied in one share certificate.

10.3. When subscribing to ordinary shares to be issued and when ordinary shares are

issued and when ordinary shares are allotted, the person who is entitled to an ordinary share from the company will acquire a right relating to a bearer ordinary share in the manner set out hereafter.

10.4. The company will ensure that the share certificate referred to in paragraph 2 will be held by Necigef on behalf of the entitled party or parties.

10.5. The company will grant to an entitled party a right with regard to an ordinary share by (a) Necigef allowing the company to register (or have registered) a share on the share certificate and (b) the entitled party designating an Affiliated Institution that will credit him as a Participant in its collective deposit.

10.6. Without prejudice to the provisions of article 20, paragraph 4, the management of the share certificate is irrevocably transferred to Necigef and Necigef is irrevocably authorised on behalf of the entitled party or parties to do all that is necessary with regard to the shares in question, including acceptance, delivery and co-operation with registration and de-registration of, the share certificate.

10.7. If a Participant of the Affiliated Institution wants delivery of one or more bearer

allotted, the person who is entitled to an ordinary share from the company will acquire a right relating to a bearer ordinary share in the manner set out hereafter.

10.4. The company will ensure that the share certificate referred to in paragraph 2 will be held by Euroclear on behalf of the entitled party or parties.

10.5. The company will grant to an entitled party a right with regard to an ordinary share by (a) Euroclear allowing the company to register (or have registered) a share on the share certificate and (b) the entitled party designating an Affiliated Institution that will credit him as a Participant in its collective deposit.

10.6. Without prejudice to the provisions of article 20 paragraph 4 the management of the share certificate is irrevocably transferred to Euroclear and Euroclear is irrevocably authorised on behalf of the entitled party or parties to do all that is necessary with regard to the shares in question, including acceptance, delivery and co-operation with registration and de-registration of, the share certificate.

10.7. If a Participant of the Affiliated Institution wants delivery of one or more bearer ordinary shares up to a maximum of the

ordinary shares up to a maximum of the amount for which he is credited as a Participant, (a) Necigef will deliver the shares to the entitled party by deed, (b) the company will acknowledge the delivery, (c) Necigef will allow the company to remove (or have removed) the shares from the share certificate, (d) the Affiliated Institution in question will debit the entitled party as a Participant in its collective deposit and (e) the company will register (or have registered) the holder, as a registered shareholder in the Register of Shareholders.

The company may not charge a shareholder who has his bearer shares registered or his registered shares changed into bearer shares pursuant to the provisions of this paragraph or paragraph 8, more than the cost price of such action.

10.8. A holder of a registered ordinary share can at all times change this into a bearer share, which can only take place by (a) the entitled party delivering this share to Necigef by deed, (b) the company acknowledging the delivery, (c) Necigef allowing the company to register (or have registered) a share on the share certificate, (d) an Affiliated Institution designated by the entitled party

amount for which he is credited as a Participant, (a) Euroclear will deliver the shares to the entitled party by deed, (b) the company will acknowledge the delivery, (c) Euroclear will allow the company to remove (or have removed) the shares from the share certificate, (d) the Affiliated Institution in question will debit the entitled party as a Participant in its collective deposit and (e) the company will register (or have registered) the holder, as a registered shareholder in the register of shareholders.

The company may not charge a shareholder who has his bearer shares registered or his registered shares changed into bearer shares pursuant to the provisions of this paragraph or paragraph 8, more than the cost price of such action.

10.8. A holder of a registered ordinary share can at all times change this into a bearer share, which can only take place by (a) the entitled party delivering this share to Euroclear by deed, (b) the company acknowledging the delivery, (c) Euroclear allowing the company to register (or have registered) a share on the share certificate, (d) an Affiliated Institution designated by the entitled party crediting the entitled party as

crediting the entitled party as a Participant in its collective deposit and (e) the company de-registering (or having de-registered) the entitled party as a holder of the share in question from the Register of shareholders.

10.9. The share certificate must be personally signed by a member of the Executive Board.

10.10. If the share certificate is lost or damaged, the Executive Board can issue a duplicate certificate therefor subject to such conditions as the Executive Board deems appropiate. After issue of this document, which will bear the word duplicate, the original document will have no value with regard to the company.

<u>Acquisition of financing preference shares.</u>

<u>Article 10A.</u>

10A.1. Transfer of financing preference shares can only be made to natural persons.

10A.2. Without prejudice to the provisions of the first paragraph of this article, the transfer of financing preference shares is not possible if and insofar as the recipient alone, or on the grounds of a mutual agreement to cooperate with one or more other parties, natural persons and/or legal entities, directly or - other than as the holder of

a Participant in its collective deposit and (e) the company de-registering (or having de-registered) the entitled party as a holder of the share in question from the register of shareholders.

10.9. The share certificate must be personally signed by a member of the Executive Board.

10.10. If the share certificate is lost or damaged, the Executive Board can issue a duplicate certificate therefor subject to such conditions as the Executive Board deems appropiate. After issue of this document, which will bear the word duplicate, the original document will have no value with regard to the company.

10A. (old) Deleted because of cancellation finprefs.

depository receipts issued with the co-operation of the company - indirectly:

A. is the holder of a nominal amount of financing preference shares of one percent or more of the total capital of the company issued in the form of ordinary shares and financing preference shares; or

B. as a result of such transfer, will, in financing preference shares, acquire more than one percent of the total capital issued in the form of ordinary shares and financing preference shares.

For the purpose of the application of the previous sentence, the holding of shares and the acquisition of shares include a right of usufruct or right of pledge, or the acquisition of a right of usufruct or right of pledge over shares, as long as the usufructuary or pledgee is entitled to the voting right.

For the application of this article 10A shares acquired by the company are deemed to be issued, regardless of whether they have been cancelled or not.

10A.3. Acquisition of financing preference shares by means of an issue - whether or not in the form of scrip and/or bonus shares - is

deemed the same as transfer for purposes of the application of the provisions of the first and second paragraphs of this article; furthermore, for the determination of the amount of the capital issued in the form of ordinary and financing preference shares, the financing preference shares to be issued are included in the calculation.
The above equalisation does not apply in the event that a preferential right as described in article 6, paragraph 1 is exercised with regard to such issue.

10A.4. Notwithstanding the first sentence of paragraph 3 of this article, it is permitted for a shareholder who holds more financing preference shares than one percent of the capital issued in the form of ordinary shares and financing preference shares, to acquire, by means of the issue of financing preference shares, more financing preference shares than one percent of the total capital issued after that issue in the form of ordinary shares and financing preference shares, such amount, however not exceeding the percentage referred to in the next sentence times the amount by which the capital issued in the form of financing preference shares is increased by the issue. The percentage referred to in the

previous sentence is equal to the percentage of capital issued in the form of ordinary shares and financing preference shares that such shareholder held in financing preference shares before the issue.

10A.5. In the event that a legal entity acquires financing preference shares in the capital of the company as a result of transmission other than transfer, he is obliged to immediately dispose of those shares. As long as such disposal has not taken place, the shareholder who is obliged to make such disposal cannot exercise any meeting or voting rights on those shares and the rights granted to him to dividends on those shares will be suspended.

10A.6. In the event that a shareholder who is legal entity and who, on the grounds of the provisions of paragraph 5 of this article, is obliged to make disposals - hereinafter referred to as "the offering party" - does not fulfil his obligation within three months from being reminded by the Executive Board by registered letter of his obligation, the company is irrevocably authorised and, in the event that the offering party so requests, obliged to proceed with this disposal against a price at least equal to

the then current price for disposals on the stock exchange of Euronext Amsterdam N.V. in Amsterdam for depository receipts for financing preference shares in the company and, in the absence of such a price, against a price to be determined by the accountant, as referred to in article 26. Disposal to the company is only permitted with the consent of the offering party.

In the event that the offering party continues to fail to cooperate in delivering the shares disposed of within fourteen days after the Executive Board has informed him by registered letter of the aforementioned disposal, the company is irrevocably authorised to sign the deed of delivery on his behalf.

The company will ensure that the offering party immediately receives the sale price of the disposed shares.

10A.7. The aforementioned provisions in this article are not applicable to:

a. transfer or other transmission of financing preference shares to the company itself or to a subsidiary of the company;

b. transfer or other transmission or issue of financing preference shares to an administration agency which is

a legal entity or to an other legal entity, if and insofar as, with regard to such administration agency or such other legal entity, the Executive Board, with the approval of the Supervisory Board, has, by irrevocable resolution, cancelled, entirely or partially, such transfer, other transmission or issue of financing preference shares referred to in this article, whereby conditions can be attached to such cancellation; with regard to an other legal entity, as referred to above, that limitation can only be cancelled insofar as such is required to avail that legal entity of the facility of the substantial holding exemption, currently set out in article 13 of the Dutch Corporation Tax Act (Wet op de Vennootschapsbelasting) 1969;

c. transfer by the company of financing preference shares acquired by the company itself or issue by the company of financing preference shares, in the event that such transfer or issue takes place in connection with either a joint venture with or a take-over of another

company, or a statutory merger, or acquisition of a subsidiary or the expansion of such, with regard to which the Executive Board, with the approval of the Supervisory Board, has cancelled, by irrevocable resolution, the limitation of the possibility to transfer or issue shares entirely or partially, whereby conditions can be attached to such a cancellation.

10A.8. The provisions of paragraphs 1 to 7 inclusive will not apply and will continue not to apply (i) if the financing preference shares issued constitute more than seventy percent of the capital issued and these shares have been transferred with the co-operation of the company to an administration agency for the purpose of administration, (ii) if and as soon as the Executive Board, without approval of the General Meeting, has resolved to issue preference shares - not being an issue pursuant to the exercise of a right as described in article 4, paragraph 6, sub-paragraph b - as a result of which the nominal amount of the capital issued in the form of Preference shares will amount to more than half of the capital issued in the

form of ordinary shares and financing preference shares before that issue and (iii) the Executive Board has filed the resolution to issue and a statement declaring that the provisions of article 10A, paragraphs 1 to 7 inclusive are no longer applicable, at the office of the trade register of the place where the company is registered.

The company will announce this filling in a nationally distributed daily newspaper.

Pre-emption - preference shares.

Article 11.

11.1. The approval of the Executive Board is required for every transfer of preference shares. The approval will be requested in writing, wherein the name and address of the intended acquiring party, and the price or other consideration which the intended acquiring party is willing to pay or provide, must also be stated.

11.2. If the approval is refused, the Executive Board is obliged at the time of refusal to designate one or more prospective buyers who are willing and able to purchase all the shares to which the request relates, for cash payment at a price to be determined by the alienating party and the Executive Board within two months after such designation.

Pre-emption - preference shares.

Article 11.

11.1. The approval of the Executive Board is required for every transfer of preference shares. The approval will be requested in writing, wherein the name and address of the intended acquiring party, and the price or other consideration which the intended acquiring party is willing to pay or provide, must also be stated.

11.2. If the approval is refused, the Executive Board is obliged at the time of refusal to designate one or more prospective buyers who are willing and able to purchase all the shares to which the request relates, for cash payment at a price to be determined by the alienating party and the Executive Board within two months after such designation.

11.3. If the alienating party has not received a

Current text		Proposed text		Explanation	
11.3.	If the alienating party has not received a written notice from the company within three months after receipt by the company of the request for approval of the intended transfer or a timely written refusal of approval is not simultaneously accompanied by the designation of one or more prospective buyers as referred to in paragraph 2, the approval of the transfer will be deemed to have been granted after expiry of the aforementioned period or after receipt of the notice of refusal.		written notice from the company within three months after receipt by the company of the request for approval of the intended transfer or a timely written refusal of approval is not simultaneously accompanied by the designation of one or more prospective buyers as referred to in paragraph 2, the approval of the transfer will be deemed to have been granted after expiry of the aforementioned period or after receipt of the notice of refusal.		
11.4.	If, within two months after the refusal of the approval, no agreement has been reached between the alienating party and the Executive Board regarding the price referred to in paragraph 2, such price will be determined by an expert to be appointed by the alienating party and the Executive Board in mutual consultation or, if agreement cannot be reached in this respect within three months after the refusal of the approval, by the President of the Chamber of Commerce and Factories of the place where the company has its registered office under these articles of association, at the request of the most reasonable party.	11.4.	If, within two months after the refusal of the approval, no agreement has been reached between the alienating party and the Executive Board regarding the price referred to in paragraph 2, such price will be determined by an expert to be appointed by the alienating party and the Executive Board in mutual consultation or, if agreement cannot be reached in this respect within three months after the refusal of the approval, by the President of the Chamber of Commerce and Industry of the place where the company has its registered office under these articles of association, at the request of the most reasonable party.	11.4.	Textual.
11.5.	The alienating party need not proceed with	11.5.	The alienating party need not proceed with the transfer, provided he informs the		

the transfer, provided he informs the Executive Board of this in writing within one month from having been informed of the name of the designated prospective buyer(s) and the price.

11.6. In the event of approval of the transfer as set out in paragraph 1 or paragraph 3, the alienating party is entitled, during a period of three months after this approval, to transfer all shares to which his request relates to the acquiring party referred to in the request, for the price or consideration referred to in paragraph 1 of this article.

11.7. The company's costs relating to the transfer can be charged to the new owner.

Executive Board.

Article 12.

12.1. The company will be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members, to be determined by the Supervisory Board after consultation with the Executive Board.

12.2. If the Executive Board consists of two or more members, the Supervisory Board can grant one of them the title of chairman and one of them the title of vice-chairman. The chairman will preside over meetings of the Board.

Executive Board of this in writing within one month from having been informed of the name of the designated prospective buyer(s) and the price.

11.6. In the event of approval of the transfer as set out in paragraph 1 or paragraph 3, the alienating party is entitled, during a period of three months after this approval, to transfer all shares to which his request relates to the acquiring party referred to in the request, for the price or consideration referred to in paragraph 1.

11.7. The company's costs relating to the transfer can be charged to the new owner.

Executive Board.

Article 12.

12.1. The company will be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members, to be determined by the Supervisory Board after consultation with the Executive Board.

12.2. If the Executive Board consists of two or more members, the Supervisory Board can grant one of them the title of chairman and one of them the title of vice-chairman. The chairman will preside over meetings of the Board.

12.3. The Executive Board will draw up

12.3. The Executive Board will draw up regulations, subject to these articles of association, regulating matters relating to the Board.
Furthermore, the members of the Executive Board, by regulation or otherwise, can divide their tasks amongst themselves. Such division of tasks requires the approval of the Supervisory Board.

12.4. The Executive Board will pass resolutions by an absolute majority of votes. In the event of an equality of votes, provided there are more than two members of the Executive Board in office, the person who has been granted the title of chairman pursuant to the provisions of paragraph 2, will have a casting vote.

12.5. The Executive Board is authorised to appoint one or more holders of a power of attorney, if desired with such title as the Executive Board deems appropriate. The Executive Board can revoke such power of attorney at any time.

12.6. If so designated by the General Meeting, the Executive Board can only pass a resolution to limit or exclude the preferential right referred to in article 6 with the approval of the Supervisory Board.

12.7. The members of the Executive Board shall

regulations, subject to these articles of association, regulating matters relating to the Board.
Furthermore, the members of the Executive Board, by regulation or otherwise, can divide their tasks amongst themselves. Such division of tasks requires the approval of the Supervisory Board.

12.4. The Executive Board will pass resolutions by an absolute majority of votes. In the event of an equality of votes, provided there are more than two members of the Executive Board in office, the person who has been granted the title of chairman pursuant to the provisions of paragraph 2, will have a casting vote.

12.5. The Executive Board is authorised to appoint one or more holders of a power of attorney, if desired with such title as the Executive Board deems appropriate. The Executive Board can revoke such power of attorney at any time.

12.6. If so designated by the General Meeting, the Executive Board can only pass a resolution to limit or exclude the preferential right referred to in article 6 with the approval of the Supervisory Board.

12.7. The members of the Executive Board shall
be appointed by the General Meeting. The

	Current text		Proposed text		Explanation
	be appointed by the General Meeting. The General Meeting may at any time suspend or dismiss members of the Executive Board.		General Meeting may at any time suspend or dismiss members of the Executive Board.		
12.8.	If a member of the Executive Board is to be appointed, the Supervisory Board shall make a non-binding nomination, which need not be to the effect that for each appointment a choice can be made from at least two persons.	12.8.	If a member of the Executive Board is to be appointed, the Supervisory Board shall make a non-binding nomination, which need not be to the effect that for each appointment a choice can be made from at least two persons.		
12.9.	In the notice to convene a General Meeting in which an appointment of a member of the Executive Board is put on the agenda, the nomination will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders or holders of depository receipts.	12.9.	In the notice to convene a General Meeting in which an appointment of a member of the Executive Board is put on the agenda, the nomination will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders and other persons entitled to attend General Meetings.	12.9.	After cancellation of the finprefs there will be no more holders of depository receipts (in Dutch: certificaathouders). There may still be, however, other persons than shareholders having the right to attend general meetings, for example holders of a right of usufruct or pledge over shares in certain cases, see article 9.3. They are referred to in this article 12.9 and elsewhere in the articles of association.
12.10.	The Supervisory Board may at any time suspend a member of the Executive Board. If a member of the Executive Board has been suspended and the Supervisory Board has not, within three months after the resolution of the Supervisory Board to suspend, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the respective	12.10.	The Supervisory Board may at any time suspend a member of the Executive Board. If a member of the Executive Board has been suspended and the Supervisory Board has not, within three months after the resolution of the Supervisory Board to suspend, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the respective member of the Executive Board will be		

member of the Executive Board will be reinstated in his function.	reinstated in his function.	
12.11. In the event of impediment or absence of one or more members of the Executive Board, the remaining members of the Executive Board or the sole remaining member of the Executive Board is charged with the entire management. In the event of impediment or absence of all members of the Executive Board or the sole member of the Executive Board, the Supervisory Board will be temporarily charged with the management, without prejudice to its power to appoint someone as temporary manager, provided such person is appointed from among its members, and subject to the obligation to fill the vacancies as soon as possible in the event of absence.	12.11. In the event of impediment or absence of one or more members of the Executive Board, the remaining members of the Executive Board or the sole remaining member of the Executive Board is charged with the entire management. In the event of impediment or absence of all members of the Executive Board or the sole member of the Executive Board, the Supervisory Board will be temporarily charged with the management, without prejudice to its power to appoint someone as temporary manager, provided such person is appointed from among its members, and subject to the obligation to fill the vacancies as soon as possible in the event of absence.	
12.12. A member of the Executive Board will retire at the time of the close of the first Annual General Meeting of Shareholders following his sixty-second birthday. If the circumstances give rise thereto, the Supervisory Board can agree with a member of the Executive Board that he will retire at the time of the closing of the first Annual General Meeting of Shareholders following his sixty-third or sixty-fourth birthday.		12.12. (old) The age restriction for members of the executive board is deleted.

Any person older than sixty-two years cannot be appointed as a member of the Executive Board.

12.12. Without prejudice to the other provisions in these articles of association, the approval of the General Meeting shall be required for resolutions by the Executive Board leading to an important change in the company's or its business enterprise's identity or character, including in any case:

a. the transfer of the business of the company or almost the entire business of the company to a third party;

b. the entry into or breaking off of any long-term co-operation of the company or any subsidiary of the company with another legal entity or partnership or as a fully liable partner in a partnership, if such co-operation or breaking off thereof is of far-reaching significance for the company;

c. the acquisition or disposal of a participating interest by the company or by a subsidiary of the company in the capital of another company with a value of at least one third of the assets in accordance with the consolidated balance sheet with

12.12. New provision to comply with IV.1 of the Dutch corporate governance code (the "Code") and section 2:107a (new) of the Dutch Civil Code ("DCC").

Current text	Proposed text	Explanation
	explanatory notes in accordance with the most recently adopted annual accounts of the company.	
12.13. Without prejudice to the other provisions in the articles of association, the approval of the Supervisory Board shall be required for the following resolutions of the Executive Board:	12.13. Without prejudice to the other provisions in these articles of association, the approval of the Supervisory Board shall be required for resolutions of the Executive Board regarding the following:	12.13. Textual changes. The expression "partnership" (in Dutch: personenvennootschap) is used for any type of partnership. The expression "dependent company" (in Dutch: afhankelijke maatschappij) is not relevant for Univar N.V. Sub e contains a correction in the unofficial English translation. Sub m is a new provision because of the newly introduced article 12.12, see above. Sub n is renumbered from m (old) and is changed because of the cancellation of the finprefs; also textual changes.
a. issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;	a. issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a partnership of which the company is the general partner with full liability;	
b. cooperation in the issue and acquisition of depository receipts for shares;	b. cooperation in the issue and acquisition of depository receipts for shares;	
c. application for listing or withdrawal of the listing of the securities referred to in subparagraphs a and b in the official list of any exchange;	c. application for listing or withdrawal of the listing of the securities referred to in subparagraphs a and b in the official list of any exchange;	
d. entry into or termination of a lasting cooperation by the company or a dependent company with another legal person or partnership or as general partner with full liability in a limited partnership or general	d. entry into or termination of a lasting cooperation by the company with another legal person or partnership or as general partner with full liability in a partnership, if such cooperation or the termination thereof is of far-reaching significance for the	

partnership, if such cooperation or the termination thereof is of far-reaching significance for the company;	company;
e. acquisition of a participation by it or by a dependent company in the capital of another company, the value of which equals at least one quarter of the amount of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes, as well as a far-reaching increase or decrease in the size of any such participation;	e. acquisition of a participation by it in the capital of another company, the value of which equals at least one quarter of the amount of the issued capital and the reserves of the company, as shown in its balance sheet with explanatory notes, as well as a far-reaching increase or decrease in the size of any such participation;
f. investments requiring an amount equal to at least one quarter of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;	f. investments requiring an amount equal to at least one quarter of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;
g. a proposal to amend the articles of association;	g. a proposal to amend the articles of association;
h. a proposal to dissolve the company;	h. a proposal to dissolve the company;
i. a declaration of bankruptcy and an application for a moratorium of payments;	i. a declaration of bankruptcy and an application for a moratorium of payments;
j. termination of the employment of a substantial number of employees of the company or of a dependent	j. termination of the employment of a substantial number of employees of the company at the same time or within a short period of time;

company at the same time or within a short period of time;

k. a far-reaching change in the working conditions of a substantial number of employees of the company or of a dependent company;

l. a proposal to reduce the issued capital;

m. to grant approval to:
   - a resolution of the managing board of the foundation: Stichting Administratiekantoor Financieringspreferente Aandelen Vopak Chemical Distribution Holding, with corporate seat in Rotterdam, and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of association of such foundation, to dissolve such foundation and/or to amend the terms and conditions applicable to the holding and administration of cumulative financing preference shares in the share capital of the company;

k. a far-reaching change in the working conditions of a substantial number of employees of the company;

l. a proposal to reduce the issued capital;

m. the matters referred to in paragraph 12;

n. a resolution to grant approval to:
   - a resolution of the board of the

- a resolution of the managing board of the foundation: Stichting Vopak Chemical Distribution Holding, with corporate seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of association and/or to dissolve such foundation; - a resolution of the managing board of Stichting Vopak Chemical Distribution Holding to appoint a member B of the managing board of such foundation; n. to appoint a member B in the managing board of the aforementioned foundation: Stichting Administratiekantoor Financieringspreferente Aandelen Vopak Chemical Distribution, such in accordance with the articles of association of such foundation, such in accordance with the articles of association of the respective foundations.	foundation: Stichting Univar, with seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of such foundation and/or to dissolve such foundation; - a resolution of the board of Stichting Univar to appoint a member B of the board of such foundation.	
12.14. The resolution to grant approval by the Supervisory Board will be taken in accordance with article 16, paragraph 2 of	12.14. Resolutions to grant approval by the Supervisory Board will be taken in accordance with article 16 paragraph 2 of these articles of association.	12.14. Textual correction (plural).

these articles of association.		
12.15. The Supervisory Board may adopt a resolution pursuant to which other clearly described resolutions of the Executive Board need its prior approval. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.	12.15. The Supervisory Board may adopt a resolution pursuant to which other clearly described resolutions of the Executive Board need its prior approval. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.	
12.16. The Supervisory Board may resolve that a resolution of the Executive Board does not need its approval, if the value concerned does not exceed the value and/or interest determined by the Supervisory Board. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.	12.16. The Supervisory Board may resolve that a resolution of the Executive Board does not need its approval, if the value concerned does not exceed the value and/or interest determined by the Supervisory Board. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.	
	Remuneration members Executive Board. Indemnification members Executive Board and Supervisory Board.	
Article 13.	**Article 13.**	
The Supervisory Board will determine the salary, any potential bonus and the further employment conditions of the members of the Executive Board.	13.1. The Supervisory Board will determine the salary, any potential bonus and the further employment conditions of the members of the Executive Board.	13. This article contains more paragraphs and a heading.
	13.2. The company must establish a policy in respect of the remuneration of members of the Executive Board. The policy is adopted by the General Meeting upon the proposal of the Supervisory Board.	13.2. New provision to comply with II.2 of the Code and section 2:135 (new) DCC.
	13.3. The remuneration of the members of the	

	Article		Explanation
	Executive Board is determined by the Supervisory Board with due observance of the policy referred to in the previous paragraph. A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Supervisory Board to the General Meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Executive Board and the criteria for granting or amendment.	13.3.	Please see the explanation for article 13.2.
13.4.	Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Executive Board and the Supervisory Board: (i) the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request; (ii) any damages or fines payable by them as a result of an act or failure to act as referred to under (i); (iii) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former	13.4.	New provision pursuant to which Univar N.V. may in certain circumstances indemnify its (former) executive and supervisory directors for certain costs and damages. Univar N.V. believes the purpose and wording of this provision conform to industry standards.

members of the Executive Board or the Supervisory Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The Supervisory Board may give further implementation to the above with respect to members of the Executive Board. The Executive Board may give further implementation to the above with respect to members of the Supervisory

	Board.	
Representation.	**Representation.**	
Article 14.	**Article 14.**	
The Executive Board and every member of the Executive Board separately is authorised to represent the company.	The Executive Board and every member of the Executive Board separately is authorised to represent the company.	
Supervisory Board.	**Supervisory Board.**	
Article 15.	**Article 15.**	
15.1. The supervision of the management of the Executive Board and of the general course of affairs in the company and the business affiliated with it will be exercised by a Supervisory Board, consisting of natural persons; the Supervisory Board will determine the number of supervisory directors, of whom there must be at least three. Supervisory directors will be appointed by the General Meeting, such in accordance with the relevant provisions to that effect in these articles of association. The General Meeting may at any time suspend or dismiss supervisory directors, such in accordance with the relevant provision in these articles of association.	15.1. The supervision of the management of the Executive Board and of the general course of affairs in the company and the business affiliated with it will be exercised by a Supervisory Board, consisting of natural persons; the Supervisory Board will determine the number of supervisory directors, of whom there must be at least three. Supervisory directors will be appointed by the General Meeting, such in accordance with the relevant provisions in these articles of association. The General Meeting may at any time suspend or dismiss supervisory directors, such in accordance with the relevant provisions in these articles of association.	15.1. Textual.
15.2. The Supervisory Board shall appoint one of its members as its chairman. The Supervisory Board shall also appoint a secretary, whether or not from among its	15.2. The Supervisory Board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory directors.	15.2. First sentence: new provision to comply with III.3.1 of the Code. Second sentence: although a vice-chairman was already active as such in the supervisory board,

Current text	Proposed text	Explanation
members.	The Supervisory Board shall appoint one of its members as its chairman and one of its members as vice-chairman. The Supervisory Board shall also appoint a secretary, whether or not from among its members.	such title is now introduced in the articles of association on the same basis as the title of chairman.
15.3. If a supervisory director is to be appointed, the Supervisory Board may make a non-binding nomination which need not be to the effect that for each appointment a choice can be made from at least two persons.	15.3. If a supervisory director is to be appointed, the Supervisory Board may make a non-binding nomination which need not be to the effect that for each appointment a choice can be made from at least two persons.	
15.4. In the notice to convene a General Meeting, in which an appointment of a supervisory director is put on the agenda, the nomination as mentioned in article 15, paragraph 3 – if any – will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders or holders of depository receipts.	15.4. In the notice to convene a General Meeting, in which an appointment of a supervisory director is put on the agenda, the nomination as mentioned in paragraph 3 - if any - will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders and other persons entitled to attend General Meetings. Article 2:142 paragraph 3 of the Dutch Civil Code is applicable.	15.4. Please see explanation for article 12.9. The reference to the section of the DCC relates to the following provisions. When a member of the supervisory board is recommended or proposed for appointment, particulars shall be stated in respect of his age, his profession, the nominal amount of shares in the capital of the company he holds, and his present and past functions insofar as the same are of interest in connection with the performance of the duties of a member of a supervisory board. Legal persons of which he is already a supervisory board member shall also be mentioned. If there are companies amongst the same which

Current text	Proposed text	Explanation
		belong to the same group, it shall be sufficient to name such group. The reasons for the recommendation and the proposal shall be stated. In case of reappointment the manner in which the candidate has fulfilled his duties as a supervisory director shall be taken into consideration.
15.5. If a supervisory director has been suspended and the General Meeting has not, within three months after the resolution of the General Meeting, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the supervisory director will be reinstated in his function.	15.5. If a supervisory director has been suspended and the General Meeting has not, within three months after the resolution of the General Meeting, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the supervisory director will be reinstated in his function.	
15.6. A supervisory director will retire at the time of the close of the General Meeting of shareholders following the day four years after his last appointment and may be re-appointed forthwith.	15.6. Supervisory directors are appointed for a maximum period of four years, provided that - unless a supervisory director retires earlier - his term of appointment shall expire on the day of the first annual General Meeting to be held four years after his appointment. A supervisory director may be reappointed with due observance of the preceding sentence. A supervisory director may be, with or without interruption, a member of the Supervisory Board for a maximum of twelve years, unless the General Meeting resolves otherwise.	15.6. New provision to comply with III.3.5 of the Code and section 2:142 subsection 3 (new) DCC.

Old	New	Explanation
15.7. The General Meeting will determine the fixed remuneration of the members of the Supervisory Board. They will be reimbursed for any costs they incur.	15.7. The General Meeting will determine the fixed remuneration of the members of the Supervisory Board. They will be reimbursed for any costs they incur. A supervisory director shall not be granted any shares and/or rights to shares by way of remuneration.	15.7. Final sentence: new provision to comply with III.7.1 of the Code.
15.8. The Supervisory Board can appoint a supervisory director from among its members as delegated supervisory director, who will assist the Executive Board in the day-to-day business of the company and who will advise the Executive Board.	15.8. The Supervisory Board can appoint a supervisory director from among its members as delegated supervisory director, who will assist the Executive Board in the day-to-day business of the company and who will advise the Executive Board.	
Article 16.	**Article 16.**	
16.1. The Supervisory Board can determine that one or more of its members will have access to all business premises of the company and will be authorised to inspect all books, correspondence and other documents, to audit the cash and other valuables and to take note of all actions which have taken place, or that such member(s) will be authorised to exercise some of these powers.	16.1. The Supervisory Board can determine that one or more of its members will have access to all business premises of the company and will be authorised to inspect all books, correspondence and other documents, to audit the cash and other valuables and to take note of all actions which have taken place, or that such member(s) will be authorised to exercise some of these powers.	
16.2. The Supervisory Board shall meet whenever one of its members so requests. The Supervisory Board shall adopt its resolutions by an absolute majority of votes	16.2. a. The Supervisory Board shall meet whenever one of its members so requests. b. The Supervisory Board resolves by an absolute majority of votes cast.	16.2. Sub a and c are "renumbered"; sub c contains textual changes. Sub b is new and replaces the former second and third sentences of article 16.2 (old). They

Old text	New text		Explanation
cast. In the event of an equality of votes, no resolution shall be passed.	Regulations as referred to in paragraph 11 may provide that resolutions of the Supervisory Board - or specifically indicated resolutions or categories of resolutions - can only be adopted if one or more members of the Supervisory Board, identified by title, vote in favour thereof. In the event of an equality of votes, no resolution shall be passed.		contain provisions with respect to the adoption by the supervisory board of resolutions and refer to the supervisory board rules / regulations.
Without prejudice to the preceding sentences of this paragraph, a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board as referred to in article 12, paragraph 13, subparagraph m, shall be adopted by unanimous consent in a meeting of the Supervisory Board in which all supervisory directors are present or represented, unless it concerns a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board to grant approval to a proposal of the managing board of Stichting Vopak, as aforementioned, to amend the articles of association of that foundation, if and insofar such amendment arises from the coming into force of one or	c. Notwithstanding the preceding provisions of this paragraph, a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board as referred to in article 12 paragraph 13 sub n, shall be adopted by unanimous consent in a meeting of the Supervisory Board in which all supervisory directors are present or represented, also if it concerns a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board to grant approval to a proposal of the board of Stichting Univar, as aforementioned, to amend the articles of that foundation, if and	16.2.c.	Considering the new provisions of article 16.2 sub b the "supermajority" of article 16.2 in fine is no longer appropriate.

more mandatory laws or of the amendment of the regulations regarding the requirements for listing on the official stock exchange or the official parallel stock exchange of the Stock Exchange of Euronext Amsterdam N.V. ("Fondsenreglement"), including, but not limited to, the annexes thereto, which Fondsenreglement is applicable pursuant to the listing agreement between the company and Euronext Amsterdam N.V.
In such a case, a resolution to grant approval shall be passed by the Supervisory Board with an absolute majority of the votes cast, in a meeting in which all supervisory directors are present or represented.

16.3. The meetings of the Supervisory Board will be convened by or on behalf of the chairman of said Board, setting out the subjects to be discussed. The chairman will prepare the agenda for the meeting.

16.4. The meetings of the Supervisory Board will be chaired by the chairman or, in his absence, by another supervisory director appointed by the Supervisory Board. In the event of absence of the secretary, the meeting will appoint its secretary.

16.5. minutes will be taken of the matters dealt

insofar such amendment arises from the coming into force of one or more mandatory laws or of the amendment of the regulations regarding the requirements for listing on the official stock exchange or the official parallel stock exchange of the Stock Exchange of Euronext Amsterdam N.V. ("Fondsenreglement"), including, but not limited to, the annexes thereto, which Fondsenreglement is applicable pursuant to the listing agreement between the company and Euronext Amsterdam N.V.

16.3. The meetings of the Supervisory Board will be convened by or on behalf of the chairman of said Board, setting out the subjects to be discussed. The chairman will prepare the agenda for the meeting.

16.4. The meetings of the Supervisory Board will be chaired by the chairman or, in his absence, by another supervisory director appointed by the Supervisory Board. In the event of absence of the secretary the meeting will appoint its secretary.

16.5. Minutes will be taken of the matters dealt with in the meetings of the Supervisory

Current text	Proposed text	Explanation
with in the meetings of the Supervisory Board, which minutes will be signed by the chairman and the secretary of the meeting in question.	Board, which minutes will be signed by the chairman and the secretary of the meeting in question.	
16.6. Subject to the provisions of paragraph 7, the Supervisory Board cannot pass resolutions if a majority of the members is not present.	16.6. Subject to the provisions of paragraph 7, the Supervisory Board cannot pass resolutions if a majority of the members is not present.	
16.7. The Supervisory Board can also pass resolutions outside meetings, provided that such resolutions are passed in writing, by telegraph, by telex or by telefax and the resolution in question has been submitted to all supervisory directors and provided that none of them has objected to this manner of decision making and if at least all supervisory directors except one have voted in favour of the resolution in question. A resolution passed in this manner will be recorded in the register of minutes of the Supervisory Board, which will be maintained by the secretary of the said Board; the documents which evidence the passing of such resolution will be kept in the register of minutes.	16.7. With due observance of paragraph 2 sub b the Supervisory Board can also pass resolutions outside meetings, provided that such resolutions are passed in writing, by telegraph, by telex or by telefax and the resolution in question has been submitted to all supervisory directors and provided that none of them has objected to this manner of decision making. A resolution passed in this manner will be recorded in the register of minutes of the Supervisory Board, which will be maintained by the secretary of the said Board; the documents which evidence the passing of such resolution will be kept in the register of minutes.	16.7. This changed provision is consequential to the new provisions of article 16.2 sub b.
16.8. The meetings of the Supervisory Board will be attended by the members of the Executive Board, unless the Supervisory Board decides otherwise.	16.8. The meetings of the Supervisory Board will be attended by the members of the Executive Board, unless the Supervisory Board decides otherwise.	
	16.9. The Executive Board shall timely provide	

Old text	New text	Explanation
	the Supervisory Board with such information as it requires for the fulfilment of its duties. The Executive Board shall at least once a year inform the Supervisory Board in writing on the key elements of the company's strategy, the general and financial risks and the company's management and control systems. The Executive Board shall at such time submit to the Supervisory Board for its approval: a. the company's operational and financial objectives; b. the strategy designed to achieve such objectives; c. the parameters to be applied in relation to such strategy, for example with respect to the financial ratios.	16.9. New provision to comply with II.1.2 of the Code and section 2:141 (new) DCC.
16.9. The Supervisory Board can obtain the advice of experts, at the expense of the company, in such areas as the Supervisory Board deems desirable for the proper performance of its task.	16.10. The Supervisory Board can obtain the advice of experts, at the expense of the company, in such areas as the Supervisory Board deems desirable for the proper performance of its task.	16.10. 16.9 (old) renumbered.
16.10. The other (internal) working method of the Supervisory Board will be set out in regulations and will, if necessary, be reviewed by the Supervisory Board.	16.11. The additional internal working method of the Supervisory Board and its committees, including the rules governing meetings of the Supervisory Board, will be set out in regulations adopted and, if necessary, reviewed by the Supervisory Board.	16.11. 16.10 (old) renumbered and rephrased to comply with III.1.1 of the Code.

Current text	Proposed text	Explanation
General Meetings of Shareholders.	**General Meetings.**	
Article 17.	**Article 17.**	
17.1. The General Meetings of shareholders will be held in Amsterdam, The Hague or Rotterdam and will be announced by the Executive Board or the Supervisory Board no later than on the fifteenth day before the day of the meeting in the manner set out in article 9, paragraph 8 of these articles of association. shareholders will be given notice of the General Meeting by the Executive Board or the Supervisory Board.	17.1. The General Meetings will be held in Amsterdam, The Hague or Rotterdam and will be announced by the Executive Board or the Supervisory Board no later than on the fifteenth day before the day of the meeting in the manner set out in article 9 paragraph 8 of these articles of association. Shareholders and other persons entitled to attend General Meetings will be given notice of the General Meeting by the Executive Board or the Supervisory Board.	17.1. Please see explanation for article 12.9.
17.2. Proposals of shareholders can be placed on the agenda for evaluation by the Executive Board and the chairman of the Supervisory Board if they have been submitted to the Executive Board or the chairman of the Supervisory Board at least thirty days before the day of the meeting, not counting the day of notice and the day of the meeting.	17.2. Persons entitled to attend General Meetings have the right to put items on the agenda if they individually or collectively represent at least one hundredth part of the issued share capital or represent a market value on the stock exchange of at least fifty million euro (EUR 50,000,000), if such items are put in writing to the Executive Board not later than on the sixtieth day before the day of the meeting, provided no vital interest of the company is prejudiced.	17.2. New provision to comply with section 2:114a (new) DCC.
Article 18.	**Article 18.**	
The notice will set out the subjects to be discussed, unless the agenda is made available for inspection by	The notice will set out the subjects to be discussed, unless the agenda is made available for inspection by shareholders and other persons entitled to attend	18. Please see explanation for article 12.9. Textual change. A "location in

shareholders at the office of the company and in such places - including in any event also a location in Amsterdam - as are set out in the notice and this fact is set out in the notice. The shareholders can obtain a copy of said agenda free of charge. The fact that a resolution to amend the articles of association or to dissolve the company or the fact that a resolution to reduce the capital will be proposed, must be stated in the notice itself.

No valid resolutions can be passed with regard to subjects with respect to which the requirements of the preceding sentence have not been met and the discussion of which has not been announced in a corresponding manner and subject to the time period stipulated for the notice.

Article 19.

19.1. The annual General Meeting of shareholders will be held before the first day of July.

19.2. In this meeting:

a. the written report regarding the affairs and the management of the Company submitted by the Executive Board will be discussed;

b. the annual accounts prepared by the Executive Board will be submitted to the General Meeting for adoption and, subject to article 27 of these

General Meetings at the office of the company and in such places as are set out in the notice and this fact is set out in the notice. The shareholders and other persons entitled to attend General Meetings can obtain a copy of said agenda free of charge. The fact that a resolution to amend the articles of association or to dissolve the company or the fact that a resolution to reduce the capital will be proposed, must be stated in the notice itself.

No valid resolutions can be passed with regard to subjects with respect to which the requirements of the preceding sentences have not been met and the discussion of which has not been announced in a corresponding manner and subject to the time period stipulated for the notice.

Article 19.

19.1. The annual General Meeting will be held before the first day of July.

19.2. In this meeting:

a. the written report regarding the affairs and the management of the Company submitted by the Executive Board will be discussed;

b. the annual accounts prepared by the Executive Board will be submitted to the General Meeting for adoption and, subject to article 27 of these articles of association, the profit

Amsterdam" is no longer required under the Listing Rules.

19.2. Sub c contains a correction in the unofficial English translation. Sub e is changed because of the newly introduced provision of article 17.2.

articles of association, the profit allocation will be determined;

c. the proposals to release the members of the Executive Board from liability for the management and the Supervisory Board for their supervision will be dealt with;

d. any vacancies will be filled;

e. those subjects that the Executive Board and/or the Supervisory Board have placed on the agenda will be discussed, subject to the provisions of these articles of association.

The subjects referred to under a, b and c need not be discussed if the time period for drawing up the annual accounts is extended.

19.3. Extraordinary General Meetings will be held as often as such meetings are convened pursuant to a resolution of the Executive Board or the Supervisory Board.

Article 20.

20.1. The General Meetings of shareholders will be chaired by the chairman of the Supervisory Board, unless the Supervisory Board appoints another person as chairman.

allocation will be determined;

c. the proposals to release the members of the Executive Board from liability for the management and to release the members of the Supervisory Board from liability for their supervision will be dealt with;

d. any vacancies will be filled;

e. those subjects that the Executive Board and/or the Supervisory Board have placed on the agenda will be discussed, subject to article 17 paragraph 2 and the other provisions of these articles of association.

The subjects referred to under a, b and c need not be discussed if the time period for drawing up the annual accounts is extended.

19.3. Extraordinary General Meetings will be held as often as such meetings are convened pursuant to a resolution of the Executive Board or the Supervisory Board.

Article 20.

20.1. The General Meetings will be chaired by the chairman of the Supervisory Board, unless the Supervisory Board appoints another person as chairman.

The chairman will appoint the secretary.

The chairman will appoint the secretary.

20.2. Before being allowed into a meeting, a shareholder or his proxy must sign an attendance register, stating his name and the number of votes which he has at the meeting and, if the attendant is a proxy, the name (names) of the person(s) whom he is representing.

20.3. A holder of registered shares and a person who has a right of usufruct or pledge over shares and who can enforce rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code, or his proxy, is only allowed to attend the meeting if he or the person whom he is representing is registered as such in the Register of shareholders and the company has received written notice of his intention to attend the meeting at the location and no later than on the day set out in paragraph 6.

20.4. The Executive Board may determine that, regarding the application of the provisions of paragraph 3 of this article, as qualified persons will be regarded persons who:
(i) at a moment to be determined by the Executive Board are shareholders or are deemed shareholders, such moment hereinafter referred to as: "Registration Moment"; and

20.2. Before being allowed into a meeting, a shareholder or his proxy must sign an attendance register, stating his name and the number of votes which he has at the meeting and, if the attendant is a proxy, the name (names) of the person(s) whom he is representing.

20.3. A holder of registered shares and a person who has a right of usufruct or pledge over shares and who can enforce rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code, or his proxy, is only allowed to attend the meeting if he or the person whom he is representing is registered as such in the register of shareholders and the company has received written notice of his intention to attend the meeting at the location and no later than on the day set out in paragraph 6.

20.4. The Executive Board may determine that, regarding the application of the provisions of paragraph 3, as qualified persons will be regarded persons who:
(i) at a moment to be determined by the Executive Board are shareholders or are deemed shareholders, such moment hereinafter referred to as: "Registration Moment"; and
(ii) as such are registered in a register

(ii) as such are registered in a register indicated by the Executive Board (or one or more parts of such register), hereinafter referred to as: "Register", unless
(iii) the holder of the Register on the request of the relevant shareholder or deemed shareholder has before the General Meeting notified the company in writing that such a person has the intention to attend the General Meeting, regardless who is shareholder or deemed shareholder at the moment of the General Meeting. The notice shall include the name of the person referred to above and the number of shares for which he is entitled to attend the General Meeting, and – to the extent applicable – accompanied by a written statement of an Affiliated Institution stating that the number of ordinary bearer shares mentioned in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares.
The provisions of paragraph (iii) above regarding the notice to the company apply mutatis mutandis to a proxy holder of a shareholder or a deemed shareholder, as the case may be.

indicated by the Executive Board (or one or more parts of such register), hereinafter referred to as: "Register", unless
(iii) the holder of the Register on the request of the relevant shareholder or deemed shareholder has before the General Meeting notified the company in writing that such a person has the intention to attend the General Meeting, regardless who is shareholder or deemed shareholder at the moment of the General Meeting. The notice shall include the name of the person referred to above and the number of shares for which he is entitled to attend the General Meeting, and - to the extent applicable - accompanied by a written statement of an Affiliated Institution stating that the number of ordinary bearer shares mentioned in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares.
The provisions of paragraph (iii) above regarding the notice to the company apply mutatis mutandis to a proxy holder of a shareholder or a deemed shareholder, as the case may be.

20.5. If the Executive Board does not use the

20.5. If the Executive Board does not use the authority mentioned above in paragraph 4 of this article, a holder of registered shares and a person who has a right of usufruct or pledge over shares and who has the voting right on such shares, or a proxy holder of such a person, is only allowed to attend the General Meeting if he or the person whom he is representing is registered as such in the register referred to in article 9 of these articles of association and the company has received written notice of his intention to attend the meeting if applicable, with submission of the proxy at the latest at the place and on the day referred to in paragraph 6.

20.6. If the Executive Board does not use the authority mentioned above in paragraph 4 of this article, the company shall, with regard to the voting rights and/or meeting rights of holders of bearer ordinary shares, deem as shareholder the person mentioned in a written statement by an Affiliated Institution declaring that the number of bearer ordinary shares referred to in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares and will

authority mentioned above in paragraph 4, a holder of registered shares and a person who has a right of usufruct or pledge over shares and who has the voting right on such shares, or a proxy holder of such a person, is only allowed to attend the General Meeting if he or the person whom he is representing is registered as such in the register referred to in article 9 of these articles of association and the company has received written notice of his intention to attend the meeting, if applicable with submission of the proxy, at the latest at the place and on the day referred to in paragraph 6.

20.6. If the Executive Board does not use the authority mentioned above in paragraph 4, the company shall, with regard to the voting rights and/or meeting rights of holders of bearer ordinary shares, deem as shareholder the person mentioned in a written statement by an Affiliated Institution declaring that the number of bearer ordinary shares referred to in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares and will remain a Participant until after the meeting, provided

remain a Participant until after the meeting, provided that the statement in question has been deposited in time at the office of the company or at some other location determined by the Executive Board.
The provisions of the preceding sentence apply mutatis mutandis to a person who has a right of usufruct or pledge over one ore more ordinary bearer shares and who can enforce those rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.
In the notice for the General Meeting, the location where the statement of the Affiliated Institution should be filed shall be stipulated, as well as the latest day on which the notice to the Executive Board or the filing of the statement of the Affiliated Institution should occur; this day may not be earlier than the seventh day prior to the General Meeting.

20.7. The notice for a General Meeting of shareholders will always set out the provisions referred to in paragraphs 3 and 6 above.

20.8. Only one person may be appointed as the proxy for a share.

20.9. Those persons who wish to be admitted to the General Meeting must present

that the statement in question has been deposited in time at the office of the company or at some other location determined by the Executive Board.
The provisions of the preceding sentence apply mutatis mutandis to a person who has a right of usufruct or pledge over one ore more ordinary bearer shares and who can enforce those rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.
In the notice for the General Meeting, the location where the statement of the Affiliated Institution should be filed shall be stipulated, as well as the latest day on which the notice to the Executive Board or the filing of the statement of the Affiliated Institution should occur; this day may not be earlier than the seventh day prior to the General Meeting.

20.7. The notice for a General Meeting will always set out the provisions referred to in paragraphs 3 and 6.

20.8. Only one person may be appointed as the proxy for a share.

20.9. Those persons who wish to be admitted to the General Meeting must present identification if so requested.

identification if so requested.		
20.10. If one or more shares are held jointly, the joint owners may only be represented before the company by one person designated by the joint owners in writing. The provisions of the preceding sentence do not apply to shares that belong to a joint holding as referred to in the Securities Book-Entry Transfer Act. The person so designated is only allowed to attend the General Meeting if the written designation or a certified copy thereof is in the possession of the company at the latest on the day referred to in paragraph 3. This person is a proxy with regard to the application of paragraphs 2, 3 and 6.	20.10. If one or more shares are held jointly, the joint owners may only be represented before the company by one person designated by the joint owners in writing. The provisions of the preceding sentence do not apply to shares that belong to a joint holding as referred to in the Securities Book-Entry Transfer Act. The person so designated is only allowed to attend the General Meeting if the written designation or a certified copy thereof is in the possession of the company at the latest on the day referred to in paragraph 3. This person is a proxy with regard to the application of paragraphs 2, 3 and 6.	
Article 21.	**Article 21.**	
21.1. Minutes will be taken of the matters dealt with in each meeting, unless a notarised report is made. Adoption of the minutes will be evidenced by the signatures of the chairman and the secretary. The notarised report or the minutes, as the case may be, will set out the number of shares represented at the meeting and the number of votes to be cast, based on the attendance register referred to in article 20, paragraph 2. The attendance register	21.1. Minutes will be taken of the matters dealt with in each meeting, unless a notarised report is made. Adoption of the minutes will be evidenced by the signatures of the chairman and the secretary. The notarised report or the minutes, as the case may be, will set out the number of shares represented at the meeting and the number of votes to be cast, based on the attendance register referred to in article 20 paragraph 2. The attendance register referred to in article 20 paragraph 2 does	21.1. Please see explanation for article 12.9.

referred to in article 20, paragraph 2 does not form part of the notarised report or the minutes, as the case may be, and will not be made available to a shareholder unless the shareholder demonstrates that he has a reasonable interest in such register in order to check whether the meeting in question was conducted properly.

After execution of the notarial deed or, as the case may be, adoption of the minutes by the chairman and the secretary of the meeting in question, a copy of the notarised report or the minutes, as the case may be, will be available for inspection by the shareholders at the office of the company.

21.2. The chairman of the meeting, the chairman of the Supervisory Board and the chairman of the Executive Board can, in the event of exceptional circumstances, instruct that a notarised report should be drawn up at the expense of the company.

21.3. All issues relating to admission to the General Meeting of shareholders, the exercising of the voting right, the sounding of the feeling of the General Meeting regarding issues that are under consideration, the result of the votes or the

not form part of the notarised report or the minutes, as the case may be, and will not be made available to a shareholder unless the shareholder demonstrates that he has a reasonable interest in such register in order to check whether the meeting in question was conducted properly.

After execution of the notarial deed or, as the case may be, adoption of the minutes by the chairman and the secretary of the meeting in question, a copy of the notarised report or the minutes, as the case may be, will be available for inspection by the shareholders and other persons entitled to attend General Meetings at the office of the company.

21.2. The chairman of the meeting, the chairman of the Supervisory Board and the chairman of the Executive Board can, in the event of exceptional circumstances, instruct that a notarised report should be drawn up at the expense of the company.

21.3. All issues relating to admission to the General Meeting, the exercising of the voting right, the sounding of the feeling of the General Meeting regarding issues that are under consideration, the result of the votes or the soundings respectively, and all other issues connected with the state of

soundings respectively, and all other issues connected with the state of affairs in the meeting will be decided, at the highest level, by the chairman of the meeting in question.

21.4. The chairman of the meeting in question is authorised to allow persons other than shareholders and their representatives to attend the General Meeting of Shareholders.

Article 22.

22.1. The resolutions of the General Meeting of shareholders will be passed by an absolute majority of the validly casted votes, unless these articles of association or the law prescribes a greater majority.

22.2. Every share that is represented at a meeting gives the right to cast one vote.

22.3. Blank votes and invalid votes will be deemed votes not cast.

Article 23.

23.1. Votes will be casted orally or, in the event of a party entitled to vote in a vote on appointment, suspension or dismissal of persons, desires such, respectively if the chairman of the meeting so determines, by secret ballot. Voting in another manner, for example by acclamation, is permitted if none of the parties entitled to vote objects

affairs in the meeting will be decided, at the highest level, by the chairman of the meeting in question.

21.4. The chairman of the meeting in question is authorised to allow persons other than shareholders and their representatives to attend the General Meeting.

Article 22.

22.1. The resolutions of the General Meeting will be passed by an absolute majority of the validly casted votes, unless these articles of association or the law prescribes a greater majority.

22.2. Every share that is represented at a meeting gives the right to cast one vote.

22.3. Blank votes and invalid votes will be deemed votes not cast.

Article 23.

23.1. Votes will be casted orally or, in the event of a party entitled to vote in a vote on appointment, suspension or dismissal of persons, desires such, respectively if the chairman of the meeting so determines, by secret ballot. Voting in another manner, for example by acclamation, is permitted if none of the parties entitled to vote objects to that.

to that.

23.2. If, with regard to the appointment of persons, no absolute majority is obtained in the first vote, a second free vote will be held. If again no absolute majority is obtained, there will be a new vote between the two persons who received the most votes.
Regarding such interim votes - not including the second free vote - there will be voted between the persons who obtained votes in the preceding voting, with the exception of the person who obtained the smallest number of votes in the preceding voting.
If the votes in an interim vote, as referred to in the preceding sentence, are tied regarding the person who obtained the smallest number of votes, the matter will be decided by lot. If in a voting between two persons the votes are tied, the matter will be decided by lot.

23.3. If a resolution relates to any matter other than the election of persons, no resolution will be passed if the votes are tied.

Meetings of holders of financing preference shares of a specific series and meetings of holders of preference shares.

Article 24.

24.1. A meeting of holders of preference shares

23.2. If, with regard to the appointment of persons, no absolute majority is obtained in the first vote, a second free vote will be held. If again no absolute majority is obtained, there will be a new vote between the two persons who received the most votes.
Regarding such interim votes - not including the second free vote - there will be voted between the persons who obtained votes in the preceding voting, with the exception of the person who obtained the smallest number of votes in the preceding voting.
If the votes in an interim vote, as referred to in the preceding sentence, are tied regarding the person who obtained the smallest number of votes, the matter will be decided by lot. If in a voting between two persons the votes are tied, the matter will be decided by lot.

23.3. If a resolution relates to any matter other than the election of persons, no resolution will be passed if the votes are tied.

Meetings of holders of preference shares.

Article 24.

24.1. A meeting of holders of preference shares will be convened as often as the Executive

24. (most paragraphs) Changes because of

or of a particular series of financing preference shares will be convened as often as the Executive Board and/or the Supervisory Board decide(s) and as often as a resolution of that meeting is required under the articles of association. The meetings of holders of preference shares or of a particular series of financing preference shares will be held in Amsterdam, Rotterdam or The Hague.	Board and/or the Supervisory Board decide(s) and as often as a resolution of that meeting is required under these articles of association. The meetings of holders of preference shares will be held in Amsterdam, Rotterdam or The Hague.	cancellation finprefs.
24.2. The notices for the meeting of holders of preference shares and the meeting of holders of financing preference shares will be given in writing at the addresses referred to in article 9, paragraph 3, subject to a notice period of at least fourteen days, not counting the day of the notice and the day of the meeting. The notice will set out the subjects to be discussed. The meeting will be chaired by the chairman of the Supervisory Board, unless he or, in his absence, the Supervisory Board, appoints another chairman. The chairman will appoint the secretary.	24.2. The notices for the meeting of holders of preference shares will be given in writing at the addresses referred to in article 9 paragraph 3 subject to a notice period of at least fourteen days, not counting the day of the notice and the day of the meeting. The notice will set out the subjects to be discussed. The meeting will be chaired by the chairman of the Supervisory Board, unless he or, in his absence, the Supervisory Board, appoints another chairman. The chairman will appoint the secretary.	
24.3. Article 20, paragraphs 2 and 3, article 21, article 22 and article 23, paragraph 1 will apply mutatis mutandis.	24.3. Article 20 paragraphs 2 and 3, article 21, article 22 and article 23 paragraph 1 will apply mutatis mutandis.	
24.4. In a meeting in which the entire capital	24.4. In a meeting in which the entire capital issued in the form of preference shares is	

issued in the form of preference shares or the entire capital issued in the form of a particular series of financing preference shares is represented, valid resolutions can be passed even if the rules relating to the place of the meeting, the method of notice, the term of notice and the subjects to be set out in the notice have not been complied with, provided such resolutions are passed by unanimous vote.

24.5. Holders of preference shares or of financing preference shares of a particular series can pass all resolutions which they can pass in a meeting, outside a meeting.

Resolutions can only be passed outside meetings if the request for such procedure has been made by a member of the Executive Board or a supervisory director and all holders of preference shares or financing preference shares of a particular series vote in writing in favour of the resolution in question. The chairman of the Supervisory Board will note the resolution in the register of minutes of the meeting of holders of preference shares or financing preference shares of a particular series. The chairman will sign such note and read out the note at the next meeting of holders of preference shares or financing

represented, valid resolutions can be passed even if the rules relating to the place of the meeting, the method of notice, the term of notice and the subjects to be set out in the notice have not been complied with, provided such resolutions are passed by unanimous vote.

24.5. Holders of preference shares can pass all resolutions which they can pass in a meeting, outside a meeting.

Resolutions can only be passed outside meetings if the request for such procedure has been made by a member of the Executive Board or a supervisory director and all holders of preference shares vote in writing in favour of the resolution in question. The chairman of the Supervisory Board will note the resolution in the register of minutes of the meeting of holders of preference shares. The chairman will sign such note and read out the note at the next meeting of holders of preference shares; in addition, the documents evidencing the resolution will be kept in the register of minutes.

preference shares of a particular series; in addition, the documents evidencing the resolution will be kept in the register of minutes.

Financial year. Annual accounts.

Article 25.

25.1. The financial year is the calendar year.

25.2. Annually, within five months after the end of every financial year - subject to extension of this term by the General Meeting with a maximum of six months on the grounds of exceptional circumstances - the Executive Board will draw up the annual accounts and shall make these available at the office of the company for inspection by the shareholders and the holders of depository receipts.
The annual accounts will be accompanied by the report referred to in article 19, paragraph 2, subparagraph a, by the auditor's report referred to in article 26 and by the information referred to in article 2:392, paragraph 1 of the Dutch Civil Code, however, with regard to the latter information, only insofar as the provisions referred to apply to the company.
The annual accounts will be signed by all members of the Executive Board and all supervisory directors. If the signature of any

Financial year. Annual accounts.

Article 25.

25.1. The financial year is the calendar year.

25.2. Annually, within five months after the end of every financial year - subject to extension of this term by the General Meeting with a maximum of six months on the grounds of exceptional circumstances - the Executive Board will draw up the annual accounts and shall make these available at the office of the company for inspection by the shareholders and other persons entitled to attend General Meetings.
The annual accounts will be accompanied by the report referred to in article 19 paragraph 2 sub a, by the auditor's report referred to in article 26 and by the information referred to in article 2:392 paragraph 1 of the Dutch Civil Code, however, with regard to the latter information, only insofar as the provisions referred to apply to the company.
The annual accounts will be signed by all members of the Executive Board and all supervisory directors. If the signature of any of the foregoing is lacking, this fact will be

25.2. Please see explanation for article 12.9.

Current text	Proposed text	Explanation
of the foregoing is lacking, this fact will be stated, along with the reason therefor.	stated, along with the reason therefor.	
25.3. The company will ensure that the annual accounts, the annual report and the other information referred to in paragraph 2, are available for inspection at the office of the company and such other places designated by the Executive Board, including in any event a location in Amsterdam, as of the day of notice until the day of the General Meeting on which said documents will be discussed. The shareholders can inspect the documents at the location(s) aforementioned and obtain a copy thereof free of charge. The documents referred to in this paragraph will be made available for inspection by anyone; any person can obtain a copy of these documents for no more than cost price.	25.3. The company will ensure that the annual accounts, the annual report and the other information referred to in paragraph 2, are available for inspection at the office of the company and such other places designated by the Executive Board as of the day of notice until the day of the General Meeting on which said documents will be discussed. The shareholders and other persons entitled to attend General Meetings can inspect the documents at the location(s) aforementioned and obtain a copy thereof free of charge. The documents referred to in this paragraph will be made available for inspection by anyone; any person can obtain a copy of these documents for no more than cost price.	25.3. Please see explanation for article 12.9. Textual change. A "location in Amsterdam" is no longer required under the Listing Rules.
<u>Auditor.</u> **<u>Article 26.</u>**	**<u>Auditor.</u>** **<u>Article 26.</u>**	
26.1. The General Meeting will instruct a registered auditor or another expert as referred to in article 2:393, paragraph 1 of the Dutch Civil Code, both hereinafter referred to as "the auditor", to audit the	26.1. The General Meeting will instruct a registered auditor or another expert as referred to in article 2:393 paragraph 1 of the Dutch Civil Code, both hereinafter referred to as "the auditor", to audit the annual accounts drawn up by the Executive	

Current text	Proposed text	Explanation
annual accounts drawn up by the Executive Board in accordance with the provisions of article 2:393, paragraph 3 of the Dutch Civil Code. The auditor will report his findings to the Supervisory Board and the Executive Board and will set out the results of his audit in an auditor's report. The General Meeting can revoke the auditor's instruction at any time.	Board in accordance with the provisions of article 2:393 paragraph 3 of the Dutch Civil Code. The auditor will report his findings to the Supervisory Board and the Executive Board and will set out the results of his audit in an auditor's report. The General Meeting can revoke the auditor's instruction at any time.	
26.2. Both the Executive Board and the Supervisory Board can give instructions to the auditor referred to in paragraph 1 or another auditor at the expense of the company.	26.2. Both the Executive Board and the Supervisory Board can give instructions to the auditor referred to in paragraph 1 or another auditor at the expense of the company.	
Profit and loss. **Article 27.**	**Profit and loss.** **Article 27.**	
27.1. Out of the profit obtained in any financial year, the following dividend will first of all, if possible, be paid out on the preference shares namely the percentage of the compulsory amount paid up on said shares, as of commencement of the financial year for which the dividend is paid. The above-mentioned percentage is equal to the average EURIBOR percentages to be fixed by the European Central Bank for short-term loans with a term of twelve months - weighted according to the number	27.1. Out of the profit obtained in any financial year, the following dividend will first of all, if possible, be paid out on the preference shares namely the percentage of the compulsory amount paid up on said shares, as of commencement of the financial year for which the dividend is paid. The above-mentioned percentage is equal to the average EURIBOR percentages to be fixed by the European Central Bank for short-term loans with a term of twelve months - weighted according to the number of days to which these percentages apply -	27.1. Changes because of cancellation finprefs.

of days to which these percentages apply - during the financial year for which the dividend is paid, increased by a surcharge of no more than four hundred base points, to be determined by the Executive Board and approved by the Supervisory Board upon issue; by EURIBOR is meant Euro Interbank Offered Rate.
If, in the financial year for which the above-mentioned dividend is paid, the compulsory amount that must be paid up on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased, the dividend will be reduced or, if possible, increased by an amount equal to the above-mentioned percentage of the amount of the reduction or increase respectively, calculated as of the time of the reduction or the time when additional payment became compulsory. If, in the course of any financial year, there has been an issue of preference shares, then for that financial year the dividend on the preference shares will be reduced pro rata to the day of issue, whereby part of a month will be deemed a whole month.
If and insofar as the profit is not sufficient to the dividend referred to above in this paragraph in full, the deficit will be charged

during the financial year for which the dividend is paid, increased by a surcharge of no more than four hundred base points, to be determined by the Executive Board and approved by the Supervisory Board upon issue; by EURIBOR is meant Euro Interbank Offered Rate.
If, in the financial year for which the above-mentioned dividend is paid, the compulsory amount that must be paid up on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased, the dividend will be reduced or, if possible, increased by an amount equal to the above-mentioned percentage of the amount of the reduction or increase respectively, calculated as of the time of the reduction or the time when additional payment became compulsory. If, in the course of any financial year, there has been an issue of preference shares, then for that financial year the dividend on the preference shares will be reduced pro rata to the day of issue, whereby part of a month will be deemed a whole month.
If and insofar as the profit is not sufficient to the dividend referred to above in this paragraph in full, the deficit will be charged to the reserves.

to the reserves, with the exception of the reserve that was formed as share premium reserve upon the issue or has been allocated upon the allotting of financing preference shares.

27.2. In the event of cancellation with repayment of preference shares a dividend will be paid on the cancelled preference shares on the day of repayment, which dividend will be calculated as far as possible in accordance with the provisions of paragraph 1 and paragraph 3 of this article, calculated over the period as of the day for which a dividend as referred to in paragraph 1 and paragraph 3 was last paid - or, if the preference shares were issued after such day: as of the day of issue - until the day of repayment. The foregoing is without prejudice to the provisions of article 2:105, paragraph 4 of the Dutch Civil Code.

27.3. If, in any financial year, the profit referred to in paragraph 1 is not sufficient to pay the dividends referred to above in this article and furthermore no dividend is paid or only a partial dividend is paid from the reserves referred to in paragraph 1, in such way that the deficit is not paid out or is not paid out in full, then in the following financial years the preceding provisions of this article and

27.2. In the event of cancellation with repayment of preference shares a dividend will be paid on the cancelled preference shares on the day of repayment, which dividend will be calculated as far as possible in accordance with the provisions of paragraph 1 and paragraph 3, calculated over the period as of the day for which a dividend as referred to in paragraph 1 and paragraph 3 was last paid - or, if the preference shares were issued after such day: as of the day of issue - until the day of repayment. The foregoing is without prejudice to the provisions of article 2:105 paragraph 4 of the Dutch Civil Code.

27.3. If, in any financial year, the profit referred to in paragraph 1 is not sufficient to pay the dividends referred to above in this article and furthermore no dividend is paid or only a partial dividend is paid from the reserves referred to in paragraph 1, in such way that the deficit is not paid out or is not paid out in full, then in the following financial years the preceding provisions of this article and the provisions of paragraph 4 will first apply

the provisions of paragraph 4 and paragraph 7 will first apply after the deficit has been made up.

27.4. a. Then, if possible, a dividend will be paid out on each financing preference share of a particular series, which is equal to a percentage calculated over the nominal amount, increased by the share premium amount that was paid up on or allocated to the financing preference share that was issued or allocated for the series in question, and which percentage is hereinafter ** under b.

b. The calculation of the percentage of the dividend for the financing preference shares of a particular series, as referred to under "a" based on the average effective return of the last five stock exchange days preceding the day on which financing preference shares of that series are issued on, as the case may be allocated of the in euro denominated interest swap with a term of five years, if necessary increased by a maximum of three hundred and fifty depending on the prevailing market

after the deficit has been made up.

27.4. Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved by the Executive Board as it determines, subject to the approval of the Supervisory Board.
Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares.

27.4. (old) Deleted because of cancellation finprefs.

conditions, at the discretion of the Executive Board and subject to the approval of the Supervisory Board, which surcharge can differ per series of financing preference shares.
With the interest swap mentioned above, the interest swap as published on Reuters Telerate page 42281 (or a Telerate page that replaces such page) is meant, under MEAN at eleven hours, Brussels time. If due to a lack of the rate on Telerate page 42281 (or a Telerate page that replaces such page) the percentage can not be determined, the Executive Board will determine the rate after approval of the Supervisory Board that will fit close to the aforementioned rate.
The Executive Board shall register the amended rate forthwith with the traderegister, as well as the date as of which the rate will be effective.

c. With regard to the financing preference shares of series 1 and those of series 2, for the first time as of the first day of January two thousand and five and every five years thereafter, and with regard to

the other series of financing preference shares, five years after the date of issue and every five years thereafter, the dividend percentage of all relevant financing preference shares series, regardless of whether they have been issued or allotted, will be adjusted to the rate calculated over five days before the day of issuance of cumulative financing preference shares of such class, of the in euro denominated interest swap with a term of five years, increased by a maximum of three hundred and fifty base points if necessary, depending on the market conditions at such time, at the discretion of the Executive Board and subject to the approval of the Supervisory Board, whereby the number of base points can differ per series of financing preference shares.

27.5. If, in any financial year, the profit is not sufficient to pay the dividends referred to in paragraph 4 of this article, the provisions of paragraph 4 and paragraph 7 will first be applied in the following financial years after the deficit has been made up and after the

27.5. (old) Deleted because of cancellation finprefs.

	provisions of paragraphs 1 and 3 have been applied. The Executive Board is authorised, subject to the approval of the Supervisory Board, to resolve to pay out an amount equal to the deficit referred to in the preceding sentence and to charge such deficit to the reserves, with the exception of the reserves that have been formed as share premium reserve upon the issue of financing preference shares or have been allocated upon the allotting of such financing preference shares. When applying the provisions of this paragraph, the holders of the series of financing preference shares will be treated equally.		
27.6.	If issue or allotment of financing preference shares takes place during the course of a financial year, the dividend for the financing preference shares in question for that financial year will be reduced pro rata to the first day of issue.	27.6.	(old) Deleted because of cancellation finprefs.
27.7.	Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved by the Executive Board determines, subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting,	27.4.	paragraph 7 (old) renumbered.

	on the understanding that no further dividends will be paid out on the preference shares and the financing preference shares.				
27.8.	Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefor following a proposal of the Executive Board.	27.5.	Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefor following a proposal of the Executive Board.	27.5.	paragraph 8 (old) renumbered.
27.9.	Subject to the provisions of article 2:105 of the Dutch Civil Code and subject to the approval of the Supervisory Board, the Executive Board can pay an interim dividend, if and insofar as the profit permits such. Interim dividends may only exclusively be paid out on a particular class or series of shares.	27.6.	Subject to the provisions of article 2:105 of the Dutch Civil Code and subject to the approval of the Supervisory Board, the Executive Board can pay an interim dividend, if and insofar as the profit permits such. Interim dividends may only exclusively be paid out on a particular class of shares.	27.6.	paragraph 9 (old) renumbered.
27.10.	Following a proposal of the Supervisory Board, the General Meeting can resolve to pay out dividends or reserves, in whole or in part, in the form of shares in the capital of the company or in the form of shares in the capital of companies in which the company has a participation, instead of in money.	27.7.	Following a proposal of the Supervisory Board, the General Meeting can resolve to pay out dividends or reserves, in whole or in part, in the form of shares in the capital of the company or in the form of shares in the capital of companies in which the company has a participation, instead of in money.	27.7.	paragraph 10 (old) renumbered.
27.11.	In the event of cancellation with repayment of a series of financing preference shares, in addition to repayment of the paid up amount (including an amount equal to the	27.8.	The dividend or interim dividend will be announced in the manner referred to in article 9 paragraph 8.	27.11.	(old) Deleted because of cancellation finprefs.

amount that has been paid up on or allocated to those shares as share premium) a dividend will be paid on the cancelled financing preference shares of the series in question, which dividend will be calculated as far as possible in accordance with the provisions of paragraph 4 and paragraph 5 of this article, and will be calculated over the period as of the day on which a payment as referred to in paragraph 4 and paragraph 5 of this article was last made - or if the financing preference shares were issued after such day, as of the day of issue - until the day of repayment, without prejudice to the provisions of article 2:105, paragraph 4 of the Dutch Civil Code.

27.12. Without prejudice to the provisions of article 8, the Executive Board can, subject to the approval of the Supervisory Board, after the fourth day of December two thousand and four and then every five years thereafter, make a proposal to the General Meeting to cancel, upon repayment, as referred to in the preceding paragraph, all series 1 and 2 financing preference shares, as long as these are cancelled at the same time.
The aforementioned also applies to financing preference shares of the other

27.12. (old) Deleted because of cancellation finprefs.

series, provided that the proposal may be made every five years after the date of issue.

27.13. The dividend or interim dividend will be announced in the manner referred to in article 9, paragraph 8.

27.14. A deficit as referred to in article 2:104 of the Dutch Civil Code can only be charged to the share premium reserve of a particular series of financing preference shares created or allocated upon issue or allotting of financing preference shares, if all other reserves have been exhausted. When applying the provisions of this paragraph, the holders of financing preference shares of the various series will be treated equally, whereby a payment out of the share premium reserve will be proportionally to the amount paid up on the shares in question.

27.15. For all issued financing preference shares series 1 and series 2, the following amount will be allocated as share premium:

A. for all financing preference shares series 1 jointly an amount equal to ten million one hundred fifty one thousand and two hundred euro (EUR 10,151,200), which amount, as a consequence of the legal split off of

27.8. paragraph 13 (old) renumbered.

27.14. (old) Deleted because of cancellation finprefs.

27.15. (old) Deleted because of cancellation finprefs.

Koninklijke Vopak N.V., with corporate seat in Rotterdam, and address at: Blaak 333, 3011 GB Rotterdam, as described in article 2:334a, paragraph 3, Dutch Civil Code, pursuant to which the chemical distribution activities of that company will be split off to the (the "Split Off"), which Split Off will become effective on the twenty-ninth day of June two thousand and two, will be allocated as a share premium to financing preference shares series 1.

The holders of financing preference shares series 1 in the share capital of the company are mutually entitled to the aforementioned amount which is allocated as a share premium pro rata to the financing preference shares series 1 in the share capital of the company held by them;

B. for all financing preference shares series 2 jointly an amount equal to five million nine hundred sixty-three thousand eight hundred and thirty-five euro (EUR 5,963,835), which amount, as a consequence of the Split Off, will be allocated as a share

premium to financing preference shares series 2. The holders of financing preference shares series 2 in the share capital of the company are mutually entitled to the aforementioned amount which is allocated as a share premium pro rata to the financing preference shares series 2 in the share capital of the company held by them.		
Amendment of the articles of association/Dissolution. **Article 28.**	**Amendment of the articles of association; dissolution.** **Article 28.**	
28.1. The General Meeting can only resolve to amend the articles of association or dissolve the company pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board. Such a resolution requires a majority of at least two-thirds of the votes validly cast.	28.1. The General Meeting can only resolve to amend the articles of association or dissolve the company pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board. Such a resolution requires a majority of at least two-thirds of the votes validly cast.	
28.2. The notice convening the General Meeting of shareholders in which a resolution to amend the articles of association is to be discussed, must mention this fact and a copy of said resolution, setting out the proposed amendment verbatim, must be available for inspection by the shareholders at the office of the company as of the day of	28.2. The notice convening the General Meeting in which a resolution to amend the articles of association is to be discussed, must mention this fact and a copy of said resolution, setting out the proposed amendment verbatim, must be available for inspection by the shareholders and other persons entitled to attend General Meetings at the office of the company as of the day of	28.2. Please see explanation for article 12.9. Textual change. A "location in Amsterdam" is no longer required under the Listing Rules.

notice until the end of the meeting, as well as at a location in Amsterdam designated by the Executive Board. The shareholders may obtain a copy of such resolution free of charge.

Liquidation.

Article 29.

29.1. In the event of dissolution, the company will be liquidated in accordance with the statutory provisions.

29.2. The provisions of these articles of association will remain in force as far as possible during the liquidation.

29.3. The remainder of the capital of the company after payment of all debts and the costs of liquidation will be divided as follows:

a. first of all, as far as possible, to the holders of preference shares, the nominal amount paid up on their preference shares, increased by the amount withheld pursuant to article 27 and increased by an amount equal to the percentage of the nominal amount referred to in article 27, calculated over the period commencing on the first day of the most recently fully-expired financial year preceding the dissolution and

notice until the end of the meeting. They may obtain a copy of such resolution free of charge.

Liquidation.

Article 29.

29.1. In the event of dissolution, the company will be liquidated in accordance with the statutory provisions.

29.2. The provisions of these articles of association will remain in force as far as possible during the liquidation.

29.3. The remainder of the capital of the company after payment of all debts and the costs of liquidation will be divided as follows:

a. first of all, as far as possible, to the holders of preference shares, the nominal amount paid up on their preference shares, increased by the amount withheld pursuant to article 27 and increased by an amount equal to the percentage of the nominal amount referred to in article 27, calculated over the period commencing on the first day of the most recently fully-expired financial year preceding the dissolution and terminating on the day of the

terminating on the day of the payment of the dividend on preference shares referred in this article, provided that all dividends that have been paid on the preference shares over this period will be deducted from the payment pursuant to this paragraph;

b. then, as far as possible, the holders of financing preference shares of each series will be paid the nominal amount of their shares, increased by an amount equal to the share premium that has been paid up on or allocated to the financing preference share that was issued or allotted for the series in question and increased by an amount equal to the amount withheld on the financing preference shares of the series in question pursuant to article 27 and increased by an amount equal to the percentage applicable pursuant to paragraph 4.a of article 27 (as adjusted on the basis of the provisions of paragraph 4.c of that article) of the nominal amount after said amount has been increased by an amount equal to the share

payment of the dividend on preference shares referred to in this article, provided that all dividends that have been paid on the preference shares over this period will be deducted from the payment pursuant to this paragraph;

29.3. sub b (old) deleted because of cancellation finprefs.

premium paid up on or allocated to the share in question upon issue or allotment, calculated over the period commencing on the first day of the last fully-expired financial year preceding the dissolution and terminating on the day of the payment of the dividend on the financing preference shares in question referred to in this article, provided that all dividends that have been paid over this period on the financing preference shares in question will be deducted from the payment pursuant to this paragraph. If the remaining amount is not sufficient to make the payments referred to under this paragraph b, such payments will be made to the holders of the financing preference shares pro rata to the amounts which would have been paid out if the remainder had been sufficient for full payment. The aforementioned payment on financing preference shares will take place in such way that the same amount will be paid out on all financing preference shares of a series;

b. the remaining amount will then be

Old text	New text	Explanation
c. the remaining amount will then be paid out the holders of ordinary shares, in proportion to the number of ordinary shares that each such shareholder possesses.	paid out the holders of ordinary shares, in proportion to the number of ordinary shares that each such shareholder possesses.	29.3. sub c (old) renumbered.
29.4. For seven years after the company has ceased to exist, the books and documents of the company will remain in the custody of the person so designated by the liquidators.	29.4. For seven years after the company has ceased to exist, the books and documents of the company will remain in the custody of the person so designated by the liquidators.	
Transitorial Provision I. **Article 30.** The first financial year shall end on the thirty-first day of December two thousand and two. This article and its heading shall lapse after expiry of the first financial year.		30. (old) repealed.
Transitorial Provision II. **Subshares.** **Article 31.** 31.1. As of the twenty-ninth day of June two thousand and two, the ordinary shares with a par value of fifty eurocents (EUR 0,50) that were held immediately before that date by a shareholder, are combined into such number of ordinary shares, each share with a par value of one euro (EUR 1), which is equal to the result of the number of ordinary shares with a par value of fifty eurocents (EUR 0,50) held by a respective shareholder, divided by two, taking into	**Transitorial Provision I.** **Subshares.** **Article 30.** 30.1. As of the twenty-ninth day of June two thousand and two, the ordinary shares with a par value of fifty eurocents (EUR 0,50) that were held immediately before that date by a shareholder, are combined into such number of ordinary shares, each share with a par value of one euro (EUR 1), which is equal to the result of the number of ordinary shares with a par value of fifty eurocents (EUR 0,50) held by a respective shareholder, divided by two, taking into account that, if from such a division a	30. article 31 (old) renumbered, now Transitorial Provision I.

account that, if from such a division a *fraction* of half (0.5) a share results, such half (0.5) share forms a subshare of an ordinary share with a par value of fifty eurocents (EUR 0,50).

31.2. If and so long as one or more subshares of ordinary shares as referred to above in this article are outstanding, the provisions of paragraphs 3 up to and including 8 of this article are applicable.

31.3. Each subshare has a par value of fifty eurocents (EUR 0,50), which subshares are in registered form.

31.4. Without prejudice to the other provisions of this article, the provisions of Chapter 4 of Book 2 of the Dutch Civil Code regarding shares and shareholders are mutatis mutandis applicable to subshares and holders of subshares, to the extent not otherwise provided for in those provisions.

31.5. The provisions of these articles of association regarding ordinary shares and holders of ordinary shares respectively are applicable to subshares of ordinary shares, to the extent not otherwise provided for in those provisions and/or the provisions of paragraphs 6 and 7 of this article.

31.6. A holder of a subshare may together with *another* holder of a subshare exercise the

fraction of half (0.5) a share results, such half (0.5) share forms a subshare of an *ordinary* share with a par value of fifty eurocents (EUR 0,50).

30.2. If and so long as one or more subshares of ordinary shares as referred to above in this article are outstanding, the provisions of paragraphs 3 up to and including 8 are applicable.

30.3. Each subshare has a par value of fifty eurocents (EUR 0,50), which subshares are in registered form.

30.4. Without prejudice to the other provisions of this article, the provisions of Chapter 4 of Book 2 of the Dutch Civil Code regarding shares and shareholders are mutatis mutandis applicable to subshares and holders of subshares, to the extent not otherwise provided for in those provisions.

30.5. The provisions of these articles of association regarding ordinary shares and holders of ordinary shares respectively are applicable to subshares of ordinary shares, to the extent not otherwise provided for in those provisions and/or the provisions of paragraphs 6 and 7.

30.6. A holder of a subshare may together with another holder of a subshare exercise the voting and meeting rights attached to an

voting and meeting rights attached to an ordinary share. These rights are exercised either by one of them authorised in writing by the other holder of a subshare, or by a proxyholder, authorised in writing by both holders of a subshare.

31.7. Each holder of a subshare is entitled to half of the dividend distributed to which a holder of one ordinary share is entitled.

31.8. If a holder of a subshare acquires another subshare, the two subshares held by him will be combined by virtue of law into one registered ordinary share with a par value of one euro (EUR 1).
A shareholder will not be charged with costs relating to such combination.

Transitorial Provision III.

Incorporator shares.

Article 32.

The ninety thousand (90,000)issued and outstanding registered ordinary shares, numbered 1 up to and including 90,000, each share with a par value of fifty eurocents (EUR 0,50), which shares were issued before the becoming effective of the amendment of these articles of association, will as per the becoming effective of the amendment of these articles of association be combined into forty-five thousand (45,000) ordinary shares, numbered 1 up to and including 45,000, each share with a par value of one

ordinary share. These rights are exercised either by one of them authorised in writing by the other holder of a subshare, or by a proxyholder, authorised in writing by both holders of a subshare.

30.7. Each holder of a subshare is entitled to half of the dividend distributed to which a holder of one ordinary share is entitled.

30.8. If a holder of a subshare acquires another subshare, the two subshares held by him will be combined by virtue of law into one registered ordinary share with a par value of one euro (EUR 1).
A shareholder will not be charged with costs relating to such combination.

32. (old) repealed.

euro (EUR 1).
Notwithstanding the provisions of these articles of association above, a dividend will be paid annually on the ordinary shares, each with a par value of one euro (EUR 1) numbered 1 up to and including 45,000, after application of article 27, paragraphs 1 up to and including 6, which dividend shall, if possible, be equal to five percent (5%) calculated over the par value of such shares.
The ordinary shares numbered 1 up to and including 45,000 are a specific class of shares, which may be cancelled. Only the par value will be repaid if the ordinary shares numbered 1 up to and including 45,000 are cancelled with repayment.
These shares are not entitled to the reserves of the company and are only entitled to the surplus of the liquidation balance equal to the par value of these shares per share after application of article 29, paragraph 3, sub a and sub b.
This article shall lapse after cancellation of the ordinary shares numbered 1 up to and including 45,000.

Transitorial Provision IV.

Article 33.

Without prejudice to the provisions of these articles of association, a proposal of the Executive Board to grant approval to a proposal of the managing board of the foundation: Stichting Parkeeraandelen Vopak, with corporate seat in Rotterdam and address at:

Transitorial Provision II.

Article 31.

Without prejudice to the provisions of these articles of association, a proposal of the Executive Board to grant approval to a proposal of the board of the foundation: Stichting Parkeeraandelen Vopak, with seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of such

31. article 33 renumbered, now Transitorial Provision II. Textual changes.

Blaak 333, 3011 GB Rotterdam, to amend the articles of association of such foundation or to dissolve such foundation, is subject to the prior approval of the Supervisory Board. The resolution of the Supervisory Board must be passed unanimously in a meeting in which all supervisory directors are present or represented. This article will lapse if the aforementioned Stichting Parkeeraandelen Vopak has been dissolved or has otherwise ceased to exist.

Transitorial provision V.

Article 34.

Notwithstanding the provisions of these articles of association, the cumulative financing preference shares series 1 and series 2 allocated in two thousand and two will receive a dividend that will be calculated as follows.

First, a dividend is calculated as if these shares were issued on January the first, two thousand two and as if these shares were entitled to dividend with a percentage, calculated over the paid up par value of those shares, increased by the paid or attributed share premium and – until the moment that the split off of Koninklijke Vopak N.V., at the occasion of which the company acted as the acquiring company, became effective - such percentage is calculated over that period – determined per series – in the manner as described in the articles of association of Koninklijke Vopak N.V. as of January the first, two thousand and two. The dividend will further be

foundation or to dissolve such foundation, is subject to the prior approval of the Supervisory Board. The resolution of the Supervisory Board must be passed unanimously in a meeting in which all supervisory directors are present or represented. This article will lapse if the aforementioned Stichting Parkeeraandelen Vopak has been dissolved or has otherwise ceased to exist.

calculated over the period as from the becoming effective of the split off of Koninklijke Vopak N.V. up to and including December thirty-first two thousand and two at the percentage as described in article 27, paragraph 4, sub a and sub b Article 27, paragraph 5 of these articles of association is applicable to the provisions of this article.